As filed with the Securities and Exchange Commission on June 5, 2025

Registration No. 333-286337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WORLD FINANCIAL NETWORK CREDIT CARD MASTER NOTE TRUST

(Issuing entity in respect of the Notes)

WORLD FINANCIAL NETWORK CREDIT CARD MASTER TRUST

(Issuing entity in respect of the Collateral Certificate)

WFN CREDIT COMPANY, LLC

(Depositor)

(Exact name of registrant as specified in its charter)

Delaware	31-1772814
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Commission File Number of Depositor: 333-________

Central Index Key Number of Depositor: 0001139552

COMENITY BANK

(Exact name of sponsor as specified in its charter)

Central Index Key Number of sponsor: 0001007254

3095 Loyalty Circle

Columbus, Ohio 43219

(614) 729-5044

(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas J. McGuire

Comenity Bank

One Righter Parkway, Suite 100

Wilmington, Delaware 19803

(302) 529-6140

(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copies To:

Joseph L. Motes III Executive Vice President, Chief Administrative Officer, General Counsel & Secretary Bread Financial Holdings, Inc. 7500 Dallas Parkway, Suite 700 Plano, Texas 75024 (214) 494-3000	Robert Moyle, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019-6142 (212) 506-5189 (Counsel to Sponsor, Registrant and Depositor)	S. Chris Min, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019-6142 (212) 506-5166 (Counsel to Sponsor, Registrant and Depositor)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED [_], 20[_]

Prospectus

World Financial Network Credit Card Master Note Trust

Issuing Entity

Central Index Key Number: 0001282663

WFN Credit Company, LLC	Comenity Bank
Depositor	Sponsor and Servicer
Central Index Key Number: 0001139552	Central Index Key Number: 0001007254

$ [Aggregate Amount] Series 20[_]-[_] Asset Backed Notes[(1)]

	Class A Notes	[Class [M] Notes	[Class [B] Notes	[Class [C] Notes	[Class [D] Notes
Principal amount	$[_](2)	$[_](2)	$[_](2)	$[_](2)	$[_](2)
Interest rate	[[SOFR Rate][Alternative Benchmark] plus](3)	[[SOFR Rate][Alternative Benchmark] plus](3)	[[SOFR Rate][Alternative Benchmark] plus](3)	[[SOFR Rate][Alternative Benchmark] plus](3)	[[SOFR Rate][Alternative Benchmark] plus](3)
	[_]% per year(3)	[_]% per year	[_]% per year	[_]% per year	[_]% per year
Interest distribution dates	monthly on the 15th, beginning [_] [_], 20[_]	monthly on the 15th, beginning [_] [_], 20[_]	monthly on the 15th, beginning [_] [_], 20[_]	monthly on the 15th, beginning [_] [_], 20[_]	monthly on the 15th, beginning [_] [_], 20[_]
Expected principal payment date	[_] [_] distribution date	[_] [_] distribution date	[_] [_] distribution date	[_] [_] distribution date	[_] [_] distribution date
Price to public	$ [_] (or [_]%)	$ [_] (or [_]%)	$ [_] (or [_]%)	$ [_] (or [_]%)	$ [_] (or [_]%)
Underwriting discount	$ [_] (or [_]%)	$ [_] (or [_]%)	$ [_] (or [_]%)	$ [_] (or [_]%)	$ [_] (or [_]%)
Proceeds to issuing entity	$ [_] (or [_]%)	$ [_] (or [_]%)]	$ [_] (or [_]%)]	$ [_] (or [_]%)]	$ [_] (or [_]%)]

[(1) Only the Class A notes[,] [Class M notes] [and] [,] [Class B notes][ and][,] [Class C notes][ and Class D notes] are offered hereby. [The issuing entity is also issuing Class [_] notes in the amount of $[_].] In addition, the depositor (or an affiliate thereof) will retain any class of notes (or a portion thereof) offered by this prospectus but not sold.

[(2) The issuing entity may offer and sell Series 20[_]-[_] Class A notes[,] [Class M notes][and][,] Class B notes][and][,] [Class C notes][ and Class D notes] having an aggregate initial principal amount that is either greater or less than the amount shown above. In that event, the initial principal amount of each class of notes [and the spread account amount] will be proportionately increased or decreased. As described under “Structural Summary—Other Claims on the Receivables—Additional Series 20[_]-[_] Notes,” if additional Series 20[_]-[_] Class A notes[,] [Class M notes][ and][,] [Class B notes][ and][,] [Class C notes][ and Class D notes] are issued, such Class A notes[,] [Class M notes][ and][,] [Class B notes][and][,] [Class C notes][ and Class D notes] will form a single class with the corresponding class of notes offered by this prospectus, and such additional notes will be equal in rank to, and have the same terms as, the corresponding class of notes offered by this prospectus, except that such notes may be offered at prices different than the price shown on the cover page of this prospectus.]

[(3) The Class [_] notes will accrue interest at a floating rate based on a benchmark, which will initially be the [SOFR Rate][Alternative Benchmark] plus a spread. If the sum of the [SOFR Rate][Alternative Benchmark] plus [_]% is less than 0.00% for any interest period then the interest rate for the Class [_] notes for such interest period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class [_] notes and how the benchmark may change in certain situations after the expected issuance date, see “Structural Summary—Interest on the Notes” and “Description of Series Provisions—Interest Payments.” [NOTE: For illustrative purposes, this prospectus contemplates that the Class [_] notes will accrue interest at a floating rate based on Compounded SOFR. In a particular transaction where floating rate notes are offered, the floating rate of interest may be based on an Alternative Benchmark, including other SOFR-based rates such as Term SOFR. If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index that will be used to determine interest payments for such floating rate notes.]]

[The [Class A notes][and][,] [Class M notes][and][,] [Class B notes][ and][,] [Class C notes] [and Class D notes] will be issued as fixed rate notes, floating rate notes or in tranches of some portion of each type. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes” and to notes that bear interest at a fixed rate as “fixed rate notes.” The portion of each class of notes that will bear interest at a fixed rate and the portion of each class of notes that will bear interest at a floating rate will be set forth in the final prospectus.]

The notes will be paid from the issuing entity’s assets consisting primarily of an interest in receivables in a portfolio of revolving credit card accounts owned by Comenity Bank.

The Class A notes will benefit from credit enhancement in the form of [subordination of the Class M notes[ and][,] the Class B notes[ and][,] [the Class C notes][ and the Class D notes]] [and] [a specified amount of excess collateral]. [The Class M notes will benefit from credit enhancement in the form of subordination of the Class B notes[ and][,] [the Class C notes][ and the Class D notes] [and a specified amount of excess collateral].] [The Class B notes benefit from credit enhancement in the form of [subordination of the Class C notes [and the Class D notes]] [and] [a specified amount of excess collateral].] [The Class C notes benefit from credit enhancement in the form of [subordination of the Class D notes] [and] [a specified amount of excess collateral] [and a spread account].] [The Class D notes benefit from credit enhancement in the form of a specified amount of excess collateral [and a spread account].] [In addition, the Class [__] notes will benefit from credit enhancement in the form of a [cash collateral account][cash collateral guaranty].] [In addition, the issuing entity will enter into an interest rate [swap][cap][collar] for [the floating rate Class A notes][ and][,] [the floating rate Class M notes][ and][,] [the floating rate Class B notes][ and][,] [the floating rate Class C notes][ and the floating rate Class D notes] with [_], as the initial counterparty.]

We expect to issue your series of notes in book-entry form on or about [_] [_], 20[_].

Neither the Securities and Exchange Commission nor any state securities commission has approved these notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should consider carefully the risk factors beginning on page 44 in this prospectus.

A note is not a deposit and neither the notes nor the underlying accounts or receivables are insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The notes are obligations of World Financial Network Credit Card Master Note Trust only and are not obligations of WFN Credit Company, LLC, Comenity Bank or any other person.

Underwriters of the Class A notes

[Underwriters of the Class M notes]

[Underwriters of the Class B notes]

[Underwriters of the Class C notes]

[Underwriters of the Class D notes]

[______], 20[_]

Important Notice About Information Presented In This Prospectus

We are not offering the notes in any state where the offer is not permitted.

We include cross references in this prospectus to captions in these materials where you can find further related discussions. The following Table of Contents provides the pages on which these captions are located.

This prospectus uses defined terms. You can find a glossary of these terms under the caption “Glossary of Terms for Prospectus” beginning on page [__] in this prospectus.

In this prospectus, the terms “we,” “us” and “our” generally refer to WFN Credit Company, LLC.

Compliance With Registration Requirements

We have performed various reviews relating to compliance with the registration requirements and we have met the registrant requirements required by General Instruction I.A.1 of Form SF-3.

Volcker Rule Considerations

The issuing entity is not now, and immediately following the issuance of the Series 20[_]-[_] notes on the closing date will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”). In making this determination, on the date of this prospectus and immediately following the issuance of the Series 20[_]-[_] notes on the closing date, the issuing entity will be relying on an exemption from registration set forth in Rule 3a-7 under the Investment Company Act, although the issuing entity may be entitled to rely on other statutory or regulatory exclusions and exemptions under the Investment Company Act on the date of this prospectus, on the closing date or in the future. The issuing entity is structured so as not to constitute a “covered fund” for purposes of the regulations adopted under Section 13 of the Bank Holding Company Act of 1956, commonly referred to as the “Volcker Rule.”

NOTICE TO INVESTORS: UNITED KINGDOM

PROHIBITION ON SALES TO UK RETAIL INVESTORS

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM (THE “UK”). FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF COMMISSION DELEGATED REGULATION (EU) 2017/565 AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED, THE “EUWA”), AND AS AMENDED; OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE UK FINANCIAL SERVICES AND MARKETS

ACT 2000 (AS AMENDED, THE “FSMA”) AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97 (SUCH RULES OR REGULATIONS, AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUWA, AND AS AMENDED; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUWA (AS AMENDED, THE “UK PROSPECTUS REGULATION”). CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUWA (AS AMENDED, THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.

OTHER UK OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION.

OTHER UK REGULATORY RESTRICTIONS

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UK TO PERSONS (I) HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19(5) (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “ORDER”) OR (II) FALLING WITHIN ARTICLE 49(2)(A) TO (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.) OF THE ORDER OR (III) TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UK (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).

IN THE UK, NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO PERSONS WHO ARE NOT RELEVANT PERSONS AND THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE NOTES, IS AVAILABLE IN THE UK ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS IN THE UK.

NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA

PROHIBITION ON SALES TO EU RETAIL INVESTORS

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (THE “EEA”). FOR THESE PURPOSES, AN “EU RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, AS AMENDED, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 (AS AMENDED, THE “EU PROSPECTUS REGULATION”). CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “EU PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE EU PRIIPS REGULATION.

OTHER EEA OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE EU PROSPECTUS REGULATION.

(continued)

(continued)

(continued)

(continued)

(continued)

ANNEX I:	Other Series of Securities Issued and Outstanding	Annex I-1

ANNEX II:	Static Pool Information	Annex II-1

ANNEX III:	Global Clearance, Settlement and Tax Documentation Procedures	Annex III-1

Summary of Terms

Issuing Entity:	World Financial Network Credit Card Master Note Trust

Depositor:	WFN Credit Company, LLC

Sponsor, Originator, Servicer and Administrator:	Comenity Bank (the “bank” or the “administrator”)

Sub-Servicer:	Comenity Servicing LLC

Indenture Trustee [and Calculation Agent]:	U.S. Bank National Association

Owner Trustee:	Citicorp Trust Delaware, National Association

[Derivatives Counterparty]:	[_______]

Asset Representations Reviewer:	FTI Consulting, Inc.

Expected Closing Date:	[_], 20[_]

Clearance and Settlement:	DTC/Clearstream

Denominations:	Minimum $[100,000][1,000] and in integral multiples of $[1,000][1]

Servicing Fee Rate:	2% per year

[Initial Cash Collateral Account Balance:]	[($[_____] [__]% of the collateral amount)]

Primary Assets of the Issuing Entity:	An interest in receivables originated in revolving credit card accounts owned by Comenity Bank.

Series 20[_]-[_]Asset Backed Notes

Class	Amount (subject to increase or decrease)	% of Series 20[_]-[_]
Class A notes		%
[Class M notes[(1)]]
[Class B notes[(1)]]
[Class C notes[(1)]]
[Class D notes[(1)]]
[Excess Collateral Amount]
Total		100.00%

(1)	[The Class [M][B][C][D] notes are not offered hereby.]

Offered Notes

	Class A		[Class [M]		[Class [B]		[Class [C]		[Class [D]
Principal Amount: (subject to increase or decrease):	$	[________]	$	[________]	$	[________]	$	[________]	$	[________]
Anticipated Ratings:(1)		We expect that [the Class A][each class of] notes will receive credit ratings from at least [two] nationally recognized statistical rating organizations hired by the sponsor to rate the notes.
Credit Enhancement:	[Subordination of
[Class M, Class B,
Class C and
Class D] notes]
[and] [excess
collateral amount]
[and an interest
rate
[swap][cap][collar]
with respect to the
floating rate
Class A
notes][cash
collateral
account][cash
collateral
guaranty][surety
bond][insurance
policy]	[Subordination of
[Class B, Class C
and Class D]
notes] [and]
[excess collateral
amount] [and an
interest rate
[swap][cap][collar]
with respect to the
floating rate
Class M
notes][cash
collateral
account][cash
collateral
guaranty][surety
bond][insurance
policy]	[Subordination of
[Class C and
Class D] notes]
[and] [excess
collateral amount]
[and an interest
rate
[swap][cap][collar]
with respect to the
floating rate
Class B
notes][cash
collateral
account][cash
collateral
guaranty][surety
bond][insurance
policy]	[Subordination of
Class D notes]
[and] [excess
collateral
amount][and a
spread account]
[and an interest
rate
[swap][cap][collar]
with respect to the
floating rate
Class C
notes][cash
collateral
account][cash
collateral
guaranty][surety
bond][insurance
policy]	[Excess collateral
amount] [and a
spread account]
[and an interest
rate
[swap][cap][collar]
with respect to the
floating rate
Class D
notes][cash
collateral
account][cash
collateral
guaranty][surety
bond][insurance
policy]
Interest Rate:		[[SOFR Rate][Alternative Benchmark] plus](2)		[[SOFR Rate][Alternative Benchmark] plus](2		[[SOFR Rate][Alternative Benchmark] plus](2)		[[SOFR Rate][Alternative Benchmark] plus](2		[[SOFR Rate][Alternative Benchmark] plus](2)
		[_]% per year		[_]% per year		[_]% per year		[_]% per year		[_]% per year
[Interest Rate Determination Date:	[_] [_], 20[_] for the period from and including the issuance date to but excluding [_] [_], 20[_], and for each interest period thereafter while the applicable benchmark for determining the interest rate for the Class [_] notes is the [SOFR Rate][Alternative
Benchmark], the date that is [two U.S. Government Securities Business Days prior to the interest payment date on which such interest period commences][disclose alternate interest rate determination date].
Interest Accrual Method:		[actual] [30]/360		[actual] [30]/360		[actual] [30]/360		[actual] [30]/360		[actual] [30]/360
Interest Distribution Dates:		monthly (15th), beginning [_] [_], 20[_]		monthly (15th), beginning [_] [_], 20[_]		monthly (15th), beginning [_] [_], 20[_]		monthly (15th), beginning [_] [_], 20[_]		monthly (15th), beginning [_] [_], 20[_]
Commencement of Accumulation Period (subject to adjustment):		[_] [_], 20[_]		[_] [_], 20[_]		[_] [_], 20[_]		[_] [_], 20[_]		[_] [_], 20[_]
[Commencement of Accumulation Period (subject to adjustment):]		[_] [_], 20[_]		[_] [_], 20[_]		[_] [_], 20[_]		[_] [_], 20[_]		[_] [_], 20[_]
Expected Principal Payment Date:		[_] [_], 20[_]		[_] [_], 20[_]		[_] [_], 20[_]		[_] [_], 20[_]		[_] [_], 20[_]

	Class A	[Class [M]	[Class [B]	[Class [C]	[Class [D]
Final Maturity Date:	[_] [_], 20[_]	[_] [_], 20[_]]	[_] [_], 20[_]]	[_] [_], 20[_]]	[_] [_], 20[_]]
[Funding Period:]	[$[amount not to exceed 25% of the aggregate principal receivables in the trust] will be deposited in a pre-funding account for Series 20[_]-[_] on the closing date. The funding period will end no later than [Insert date no longer than one year after the closing date].]
ERISA eligibility:	[Yes, subject to important considerations described under “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus.]
Debt for United States Federal Income Tax Purposes:	Yes, other than such notes beneficially owned by the trust or the single beneficial owner of the trust for United States federal income tax purposes, subject to important considerations described under “Federal Income Tax Consequences” in this prospectus (Investors are cautioned to consult with their tax counsel).

(1) Ratings on the notes are expected to be monitored by the hired agencies while the notes are outstanding.

[(2) The Class [_] notes will accrue interest at a floating rate based on a benchmark, which will initially be the [SOFR Rate][Alternative Benchmark] plus a spread. If the sum of the [SOFR Rate][Alternative Benchmark] + [•]% is less than 0.00% for any interest period then the interest rate for the Class [_] notes for such interest period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class [_] notes and how the benchmark may change in certain situations after the expected issuance date, see “Structural Summary—Interest on the Notes” and “Description of Series Provisions—Interest Payments.” [NOTE: For illustrative purposes, this prospectus contemplates that the Class [_] notes will accrue interest at a floating rate based on Compounded SOFR. In a particular transaction where floating rate notes are offered, the floating rate of interest may be based on an Alternative Benchmark, including other SOFR-based rates such as Term SOFR. If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index that will be used to determine interest payments for such floating rate notes.]

Structural Summary

This summary is a simplified presentation of the major structural components of Series 20[_]-[_]. It does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire document before you purchase any notes.

Comenity Bank
(Servicer)
Credit Card
Receivables
Receivables Purchase
Agreement
WFN Credit Company, LLC
(Depositor)
Credit Card Receivables
Transferor Interest
Pooling and
Servicing
Agreement
U.S. Bank
National Association
(Trustee)
World Financial Network
Credit Card Master Trust
(Collateral Certificate Issuing Entity)
Collateral Certificate
Collateral Series Supplement
Depositor
Collateral Certificate
Transferor Interest
of Issuing Entity
Transfer and
Servicing
Agreement
U.S. Bank
National Association
(Indenture Trustee)
World Financial Network
Credit Card Master Note Trust
(Issuing Entity)
Trust Agreement
Citicorp Trust
Delaware,
National Association
(Owner Trustee)
Indenture
Series 20[_]-[_] Notes
Indenture Supplement
Series 20[_]-[_] Noteholders

Issuing Entity

The Series 20[_]-[_] notes will be issued by World Financial Network Credit Card Master Note Trust, a Delaware statutory trust, under an indenture supplement to an indenture, each between the issuing entity and the indenture trustee.

The indenture trustee is U.S. Bank National Association.

World Financial Network Credit Card Master Trust

World Financial Network Credit Card Master Trust is a common law trust formed by the bank in 1996 under a pooling and servicing agreement that has been amended and may in the future be amended from time to time. The August 2001 amendment, among other things, designated us as transferor in replacement of Comenity Bank, formerly known as World Financial Network Bank and successor to World Financial Network National Bank. The bank has transferred some of the credit card receivables directly to World Financial Network Credit Card Master Trust under the pooling and servicing agreement prior to its amendment, and we have transferred the receivables sold to us by the bank under a receivables purchase agreement to World Financial Network Credit Card Master Trust under the pooling and servicing agreement.

The trustee for World Financial Network Credit Card Master Trust is U.S. Bank National Association.

World Financial Network Credit Card Master Trust is not required to be registered as an “investment company” under the Investment Company Act of 1940 and does not rely on Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 for an exemption from registration.

At any time when no series of investor certificates issued by World Financial Network Credit Card Master Trust is outstanding, other than the collateral certificate held by the issuing entity, we may cause World Financial Network Credit Card Master Trust to terminate, at which time the receivables will be transferred to the issuing entity and held directly by the issuing entity as collateral for the notes.

The activities of World Financial Network Credit Card Master Trust will be limited to passively owning or holding a pool of assets, issuing the collateral certificate and other investor certificates supported by those assets, and other activities reasonably incidental thereto.

We refer to the entity — either World Financial Network Credit Card Master Trust or the issuing entity — that holds the receivables at any given time as the trust.

Collateral for the Notes

The Series 20[_]-[_] notes will be secured by a collateral certificate issued by World Financial Network Credit Card Master Trust, which represents a beneficial interest in a pool of receivables that arise under Comenity Bank’s revolving credit card accounts. World Financial Network Credit Card Master Trust has issued the collateral certificate to us, and we have transferred that collateral certificate to the issuing entity. The amount of your series’ claim on the receivables, which we refer to as the collateral amount, will initially equal $[_].

The bank has designated all eligible accounts from a number of merchant programs in its portfolio of credit card accounts and has transferred the receivables in those accounts either directly to World Financial Network Credit Card Master Trust or to us. We have, in turn, transferred the receivables sold to us by the bank to World Financial Network Credit Card Master Trust. We refer to the accounts that have been designated as trust accounts as the trust portfolio.

The following information regarding the trust portfolio is as of [_] [_], 20[_] (approximate, in thousands):

•	total receivables: $[_];

•	principal receivables: $[_];

•	finance charge receivables: $[_]; and

•	total accounts in the trust portfolio:

As of [_] [_], 20[_]:

•	the accounts in the trust portfolio had an average principal receivables balance per active account of approximately $[_] and an average credit limit of approximately $[_];

•	the percentage of the aggregate principal receivables balance to the aggregate total average credit limit of all accounts in the trust portfolio was approximately [_]%; and

•	the average age of the accounts in the trust portfolio was approximately [_] months.

For additional information, see “Composition of the Trust Portfolio” in this prospectus.

We have performed a review of the transferred receivables and the disclosure required to be included in this prospectus relating to the transferred receivables by Item 1111 of Regulation AB. This review was designed and effected to provide us with reasonable assurance that such disclosure is accurate in all material respects. For additional information, see “Review of Pool Asset Disclosure” in this prospectus.

Compliance with Underwriting Criteria

As described under “Compliance with Underwriting Criteria,” the bank makes virtually all underwriting and authorization decisions using an automated system that uses credit bureau scoring and a proprietary scoring model to determine an applicant’s risk. This automated system determines whether to approve or decline a customer’s request for credit based on this risk and also sets a maximum initial credit line on each approved customer’s account, in each case without any underwriter discretion. In certain cases, the bank may further manually review applications that were initially declined through the automated process, either at the applicant’s request or in connection with the bank’s internal review process. In such cases, the bank verifies relevant customer data, makes any necessary corrections to the customer data and re-evaluates such applications using the bank’s underwriting criteria. The bank applies the same underwriting criteria in both the automated process, and during any manual reviews of applications initially declined through the automated process.

The bank’s credit risk group performs monthly testing on applications to ensure that the automated system is processing applications as intended. A subset of the retailers are selected for testing each month, with each retailer being tested at least three times per year, on a four-month rolling basis. For the selected retailers, the bank’s credit risk group validates that all the accounts originated in such retailer’s portfolio during the applicable month complied with the bank’s underwriting criteria. In addition, the credit risk group monitored manual approvals during the period from [ ] 20[ ] through [    ] 20[ ] for the applications for all retailers that were initially declined by the automated system. Such monitoring determined that manually approved applications represented less than [ ]% of new applications during such period, which is consistent with the results of prior reviews.

The review of the transferred receivables and the disclosure performed by the depositor and the results of the review are described under “Review of Pool Asset Disclosure” and “Compliance with Underwriting Criteria” in this prospectus.

[Pairing of Series 20[_]-[_] with Series 20[_]-[_]]

[Series 20[_]-[_] is a paired series with respect to Series 20[_]-[_]. The controlled accumulation period for the Series 20[_]-[_] notes is expected to commence on [_____]. It is expected that the collateral amount for your series will increase monthly on or after [_____] as funds are set aside to pay the Series 20[_]-[_] notes. We expect that funds in an amount sufficient to pay the principal amount of the Series 20[_]-[_] notes in full will have been set aside by [_____] and that the collateral amount for your series will have been increased to an amount equal to the outstanding principal amount of your series by that date. However, we cannot assure you that principal collections allocated to Series 20[_]-[_] during the controlled accumulation period for Series 20[_]-[_] will be sufficient to pay the Series 20[_]-[_] notes in full as scheduled. See “Description of Series Provisions—Pairing of Series 20[_]-[_] with Series 20[_]-[_]” and “—Pre-Funding Account and Funding Period” and “Risk Factors—Risks relating to the structure of the securitization transaction—Pairing of your series with Series 20[_]-[_] may cause commencement of an early amortization period if funds sufficient to pay the Series 20[_]-[_] notes in full have not been accumulated on or prior to [_] [_], 20[_]” in this prospectus.

Prior to the monthly period following the monthly period in which sufficient funds have been accumulated to pay the Series 20[_]-[_]

notes in full, your series will only be entitled to receive an allocation of principal collections based on the initial collateral amount for your series, which will be an amount that is $[_____] less than the outstanding principal amount of your series on the closing date. In addition, since the allocation of finance charges to your series is based in part upon your collateral amount, your series will not receive an allocation of finance charge collections during the funding period fully commensurate with the outstanding principal amount of the Series 20[_]-[_] notes. Earnings from investment of funds on deposit in the pre-funding account will be applied like finance charge collections to cover interest on the notes, and a portion of the funds on deposit in the funding period reserve account will be applied to supplement those investment earnings on each distribution date during the funding period. The calculation of the amount of funds that will be withdrawn from the funding period reserve account and so applied on each distribution date during the funding period is described under “Description of Series Provisions—Credit Enhancement—Funding Period Reserve Account—Funding Period Draw Amount.”]

[Pre-Funding Account and Funding Period]

[Your series will have a pre-funding account and a funding period. On the closing date, we will deposit a portion of the cash proceeds from the sale of the Series 20[_]-[_] notes in an amount equal to $[_] into the pre-funding account. The amount initially on deposit in the pre-funding account, plus the initial collateral amount for your series, will equal the aggregate initial principal amount of the Series 20[_]-[_] notes. The initial amount deposited in the pre-funding account will equal approximately $[insert amount not to exceed to exceed 25% of the aggregate principal receivables in the trust as of 20[_], [_].

The funding period for your series will be the period from the closing date to the earliest of:

•	the date the collateral amount for your series equals the principal amount of your series;

•	the commencement of an early amortization period; and

•	[ ], 20[ ] [insert date not later than one year after the closing date].

During the period beginning on the later of [_] [_], 20[_] and the first day of the controlled accumulation period for Series 20[_]-[_]and ending on the last day of the funding period, we will be required to request funds to be released from the pre-funding account in an aggregate amount for each monthly period equal to the amount of funds set aside during such monthly period to pay the principal amount of the Series 20[_]-[_] notes on the expected payment date for the Series 20[_]-[_] notes. If the controlled accumulation period for Series 20[_]-[_]commences prior to [_] [_], 20[_], then during the [_], 20[_] monthly period we will be required to request funds to be released from the pre-funding account in an amount equal to the amount of funds set aside to pay the principal amount of the Series 20[_]-[_] notes prior to [_] [_], 20[_] and during the [_] 20[_] monthly period. However, we will only be required to request funds to be released from the pre-funding account as described in the preceding two sentences to the extent that doing so would not cause the transferor amount to be less than the minimum transferor amount.

Except as described below, amounts released from the pre-funding account during the funding period will be applied:

•	[first, to make a deposit, if needed, to the cash collateral account up to the required cash collateral amount];

•	[first] [second], to make a deposit, if needed, to the funding period reserve account up to the required funding period reserve amount; and

•	[second] [third], any remaining amount will be released to us.

The collateral amount for your series will be increased by an aggregate amount equal to the amount of the funds so released. See “Description of Series Provisions—Pre-Funding Account and Funding Period.” It is expected that the collateral amount for your series will increase to an amount equal to the initial principal amount of your series by [_] [_], 20[_], as described above under “—Pairing of Series 20[_]-[_] with Series 20[_]-[_]” and “Description of Series Provisions—Pairing of Series 20[_]-[_] with Series 20[_]-[_].” The funding period for your series will end no later than [_] [_], 20[_] regardless of whether funds in an amount sufficient to pay the principal amount of the Series 20[_]-[_] notes in full have been set aside.

If the collateral amount for your series is not increased so that it equals the principal amount of the notes by the end of the funding period, any amount remaining in the pre-funding account will be repaid to the holders of the Class A[, Class M][ and][,] Class B][ and][,] [Class C] [and Class D] notes[, pro rata, based on the initial principal amount of each class]. If an early amortization period begins for Series 20[_]-[_]during the funding period, any amount remaining in the pre-funding account would be repaid to the holders of the Class A[, Class M][ and][,] Class B][ and][,] [Class C] [and Class D] notes[, pro rata, based on the initial principal amount of each class]. In either of these cases, the principal amount of the notes would be reduced by a corresponding amount to an amount equal to the collateral amount for your series.]

[Funding Period Reserve Account]

[A funding period reserve account will be established for your series to assist with the distribution of interest on your series during the funding period. On the closing date, the depositor will deposit an amount equal to the initial required funding period reserve amount into the funding period reserve account. The required funding period reserve amount will be calculated as described in the “Glossary of Terms for Prospectus.” See “Description of Series Provisions—Credit Enhancement—Funding Period Reserve Account.”

In addition, on each day during the funding period on which funds are released from the pre-funding account, funds so released will be deposited into the funding period reserve account up to the required funding period reserve amount as described under “Description of Series Provisions—Pre-Funding Account and Funding Period”[, to the extent that funds are available for this purpose after making any required deposit to the cash collateral account]. On each distribution date during the funding period, the indenture trustee will apply finance charge collections allocated to your series at the priority identified under “Description of Series Provisions—Application of Finance Charge Collections” to increase the amount on deposit in the funding period reserve account to the extent the amount on deposit in the funding period reserve account is less than the required funding period reserve amount.]

Addition of Assets to the Trust

When an account has been designated as a trust account, Comenity Bank continues to own the account, but we buy all receivables existing at the time of designation or created later and transfer them to the trust. The bank has the option to designate additional eligible accounts as trust accounts from time to time. If the volume of additional accounts designated exceeds specified periodic limitations, then additional new accounts can only be designated if the Rating Agency Condition is satisfied. See “The Trust Portfolio—Addition of Trust Assets” in this prospectus for a more detailed description of the limitations on our ability to designate additional accounts. In addition, the bank is required to designate additional accounts as trust accounts if the amount of principal receivables held by the trust falls below a specified minimum, as more fully described in “The Trust Portfolio—Addition of Trust Assets” in this prospectus.

Removal of Assets from the Trust

Optional Removals

We have the option to remove accounts from the list of designated accounts and to repurchase the related receivables from the trust in two circumstances. First, when the trust holds excess receivables, we may remove accounts and repurchase receivables on a random basis, subject to the satisfaction of the Rating Agency Condition. Second, some retailers have the right to purchase receivables relating to their credit card programs if those programs are terminated. If a retailer exercises this right, we will remove and repurchase the related accounts and receivables and are not required to satisfy the Rating Agency Condition. See “The Trust Portfolio—Removal of Accounts” in this prospectus for a more detailed description of our right to remove accounts.

For a discussion of certain risks arising from the termination by a retailer of its credit card program, see “Risk Factors—Risks relating to the bank’s credit card business—Termination of certain credit card programs could lead to a reduction of receivables in the trust” in this prospectus.

Required Removals

We are required to repurchase receivables from the trust if it is discovered that they did not satisfy eligibility requirements in some material respect at the time that we transferred them to the trust, and the ineligibility results in a charge-off or an impairment of the trust’s rights in the receivables or their proceeds. Similarly, the servicer is required to purchase receivables from the trust if the servicer fails to satisfy any of its obligations in connection with the transferred receivables or trust accounts, and the failure results in a material impairment of the receivables or subjects their proceeds to a conflicting lien. These repurchase and purchase obligations are subject to cure periods and are more fully described in “The Trust Portfolio—Representations and Warranties of the Depositor” and “The Servicer—Servicer’s Representations and Warranties” in this prospectus.

Other Claims on the Receivables

Additional Series 20[_]-[_] Notes

The issuing entity may issue Series 20[_]-[_] notes in an amount greater than the amount shown on the cover page of this prospectus. Neither you nor any other noteholder will have the right to receive notice of, or consent to, the issuance of additional Series 20[_]-[_] notes. Such additional Series 20[_]-[_] notes may be offered pursuant to this prospectus or pursuant to additional prospectuses. If additional Series 20[_]-[_] notes are issued, all such additional notes with the same class designation as the notes offered by this prospectus will form a single class, and such additional notes will be equal in rank to, and have the same terms as, the notes offered by this prospectus, except that such notes may be offered at prices different than the prices shown on the cover page of this prospectus and such prices may be determined on different dates. If additional Series 20[_]-[_] notes are issued, the outstanding dollar amount of the Series 20[_]-[_] notes will be increased to reflect the principal amount of such additional notes[, and the initial principal amount of each class of subordinate notes] and the [spread account][excess collateral] amount will be proportionately increased. All Series 20[_]-[_] notes will be issued pursuant to the Series 20[_]-[_] indenture supplement on the same closing date. When issued, any additional Series 20[_]-[_] notes of an outstanding class will equally and ratably be entitled to the benefits of the indenture and the Series 20[_]-[_]indenture supplement with all other Series 20[_]-[_] notes of the same class without preference, priority or distinction.

Other Series of Notes

The issuing entity has issued other series of notes and may issue other series of notes from time to time in the future. A summary of the series of notes expected to be outstanding on the closing date is in “Annex I: Other Series of Securities Issued and Outstanding,” which is included at the end of this prospectus and is incorporated in this prospectus.

Neither you nor any other noteholder will have the right to receive notice of, or consent to, the issuance of future series of notes. No new series of notes may be issued unless we satisfy the conditions described in “Description of the Notes—New Issuances of Notes” in this prospectus, including that:

•	the Rating Agency Condition is satisfied;

•	we certify, based on facts known to the certifying officer, that the new issuance will not cause an early amortization event or an event of default or materially and adversely affect the amount or timing of distributions to be made to any class of noteholders;

•	after giving effect to the new issuance, the transferor amount would not be less than the minimum transferor amount and the amount of aggregate principal receivables held by the trust, together with any amount on deposit in the excess funding account, would not be less than the required principal balance; and

•	we deliver an opinion with respect to certain tax matters.

Outstanding Series of Investor Certificates

Other than the collateral certificate, there will be [_] series of investor certificates issued by World Financial Network Credit Card Master Trust that remain outstanding on the closing date. Neither you nor any other noteholder will have the right to receive notice of, or consent to, the issuance of future series of investor certificates.

The Transferor Interest

We own the interest, called the transferor interest, in the receivables represented by the collateral certificate and the other assets of the issuing entity not supporting your series or any other series of notes or investor certificates. The transferor interest does not provide credit enhancement for your series or any other series. The amount of the transferor interest at any time is called the transferor amount and is calculated as described in “The Sponsor—Credit Risk Retention” in this prospectus. We are required to maintain a minimum transferor amount, which is calculated as described in “The Sponsor—Credit Risk Retention.” See “The Trust Portfolio—Addition of Trust Assets” in this prospectus for a description of the circumstances in which we will be required to designate additional accounts as trust accounts if the transferor amount falls below the minimum transferor amount.

Credit Risk Retention

In accordance with the credit risk retention rules of Regulation RR issued by the SEC, either we, as depositor and a wholly-owned affiliate of the sponsor, or the bank, as sponsor, are required to retain an economic interest in the credit risk of the transferred receivables. We intend to satisfy the risk retention requirements by maintaining a seller’s interest, calculated in accordance with Regulation RR, in a minimum amount not less than the product of (a) five percent and (b) the result of (i) the excess of the outstanding principal balance of all outstanding notes issued by the issuing entity, other than any notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank minus (ii) the principal balance of all funds held in segregated principal accumulation accounts that meet the requirements of Rule 5(c)(2) of Regulation RR for the repayment of the principal amount of notes other than notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank.

For more information about the retained interest in the securitization transaction, see “The Sponsor—Credit Risk Retention.”

EU and UK Securitization Requirements

The bank will agree on the closing date that, as “originator” for the purposes of each of the EU Securitization Rules and the UK Securitization Rules (in each case as in effect on the closing date), it will retain on an ongoing basis, so long as the Series 20[_]-[_] notes remain outstanding, a material net economic interest in the transaction constituted by the issuance of the Series 20[_]-[_] notes, in the form of a first loss tranche in accordance with option (d) of Article 6(3) of the EU Securitization Regulation, paragraph (1)(d) of UK SECN 5.2.8R and paragraph (d) of Article 6(3) of Chapter 2 of the UK PRASR (in each case as in effect on the closing date) in an amount that is not less than five percent of the nominal value of the securitized exposures (such nominal value as measured at the date of origination (being, with respect to each such securitized exposure, the date on which the issuing entity acquired an interest therein)), by holding, through the depositor (its wholly-owned subsidiary), the right to receive distributions in respect of the excess collateral amount relating to the Series 20[_]-[_] notes.

Except as described herein, no party to the transaction described in this prospectus will undertake, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the EU Securitization Rules or the UK Securitization Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any person with any EU Securitization Rules or UK Securitization Rules or with any other law or regulation now or hereafter in effect in the EU, the EEA or the UK in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other conditions with respect to investments in securitization transactions. In particular, the transaction described in this prospectus is not being structured to enable or facilitate compliance by any person with the EU Transparency Requirements or the UK Transparency Requirements. Each prospective investor that is an EU Affected Investor or a UK Affected Investor should therefore be aware that none of the issuing entity, the trust, the bank, the depositor, the trustee of the trust, the indenture trustee, the owner trustee, the underwriters, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, has taken, or intends to take, any action for the purpose of (i) causing any statements or reports to be produced in a form prescribed by, or to contain any information prescribed by the EU Transparency Requirements or the UK Transparency Requirements or (ii) making available any other document or information prescribed by the EU Transparency Requirements or the UK Transparency Requirements. Consequently, the notes may not be a suitable investment for any person that is now or may in the future be subject to the EU Investor Requirements or the UK Investor Requirements.

Any failure by an EU Affected Investor to comply with the EU Investor Requirements or by a UK Affected Investor to comply with the UK Investor Requirements, in either case with respect to an investment in the Series 20[_]-[_] notes, may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being imposed or taken by the competent authority of such investor.

The EU Securitization Rules, the UK Securitization Rules and any changes to the regulation or regulatory treatment of asset-backed securities, whether in the EU, the EEA, the UK or elsewhere, may negatively impact the regulatory position of affected investors and have an adverse impact on the value and liquidity of asset-backed securities such as the Series 20[_]-[_] notes.

Each prospective investor that is an EU Affected Investor or a UK Affected Investor should independently assess and determine whether the agreement by the bank to retain a material net economic interest in the transaction constituted by the issuance of the Series 20[_]-[_] notes, as described above, the other undertakings to be given by the bank with respect thereto, as described under “EU and UK Regulation of Investment in Securitizations” in this prospectus, and the other information contained in this prospectus and elsewhere and the reports to be provided to noteholders on an ongoing basis, as described under “Description of Series Provisions—Reports to Noteholders” in this prospectus, are sufficient for the purposes of complying with the EU Investor Requirements or the UK

Investor Requirements, as applicable, as further described in “Risk Factors—Legal, regulatory and insolvency risks—Certain EEA and UK regulated investors are subject to due diligence requirements applicable to the notes” in this prospectus, and any corresponding national measures which may be relevant, and none of the issuing entity, the trust, the bank, the depositor, the trustee of the trust, the indenture trustee, the owner trustee, the underwriters, the other parties to such transaction, nor any of their respective affiliates, (i) makes any representation that such agreement, undertakings, information or reporting are sufficient for such purpose or any other purpose, (ii) will have any liability to any prospective investor or any other person with respect to any deficiency in such information or any failure of such transaction to comply with or otherwise satisfy the EU Securitization Rules, the UK Securitization Rules or any other applicable, legal, regulatory or other requirements or (iii) will have any obligation, other than as described under “EU and UK Regulation of Investments in Securitizations”, to assist EU Affected Investors or UK Affected Investors in complying with the EU Securitization Rules or the UK Securitization Rules, as applicable, or any other applicable legal, regulatory or other requirements. See “EU and UK Regulation of Investments in Securitizations” in this prospectus.

Prospective investors are responsible for analyzing, and should analyze, their own legal and regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding the scope and applicability of, and compliance with, the EU Securitization Rules, the UK Securitization Rules and other applicable legal, regulatory and other requirements and the suitability of the Series 20[_]-[_] notes for investment.

See “Risk Factors—Legal, regulatory and insolvency risks—Certain EEA and UK regulated investors are subject to due diligence requirements applicable to the notes” and “EU and UK Regulation of Investments in Securitizations” in this prospectus, including for definitions of certain terms used in this section.

Allocations of Collections and Losses

Your notes represent the right to payments from a portion of the collections on the receivables. The servicer will also allocate to your series a portion of defaulted receivables and would also allocate a portion of the dilution on the receivables to your series if the dilution is not offset by the transferor amount and the depositor fails to comply with its obligation to compensate the trust for the dilution. Dilution means any reduction to the principal amounts of receivables made by the servicer because of merchandise returns or any other reason except losses or payments.

The portion of collections, defaulted receivables and uncovered dilution allocated to your series will be based mainly upon the ratio of the amount of collateral for your series to the sum of the total amount of principal receivables in the trust. The way this ratio is calculated will vary during each of three periods that may apply to your notes:

•	The revolving period, which will begin on the closing date and end when either of the other two periods begins.

•

The controlled accumulation period, which is scheduled to begin on [_], but which may begin later, and end when the notes have been paid in full. However, if an early amortization event occurs before the controlled accumulation period begins, there will be no controlled accumulation period and an early amortization period will begin. If an early amortization event occurs during the controlled accumulation period, the controlled accumulation period will end, and an early amortization period will begin.

•	The early amortization period, which will only occur if one or more adverse events, known as early amortization events, occurs.

For most purposes, the collateral amount used in determining these ratios will be reset no less frequently than at the end of each calendar month. References in this prospectus to the monthly period related to any distribution date refer to the calendar month preceding that distribution date, or, in the case of the [__] distribution date, the period from the closing date through and including [_]. However, for allocations of principal collections during the controlled accumulation period or the early amortization period, the collateral amount at the end of the revolving period will be used, unless we request a decrease, and the Rating Agency Condition is satisfied.

The collateral amount for your series is:

•	the [sum of the] initial principal amount of the Series 20[_]-[_] notes [and the initial excess collateral amount]; minus

•	principal payments on the Series 20[_]-[_] notes [(other than principal payments made from funds on deposit in the spread account)], the principal amount of any Series 20[_]-[_] notes that are retired and cancelled and the balance held in the principal accumulation account for principal payments; minus

•	the amount of any principal collections reallocated to cover interest payments[, net swap payments] and servicing payments for your series; minus
•	your series’ share of defaults and uncovered dilution to the extent not reimbursed from finance charge collections and investment earnings allocated to your series[; minus

•	reductions in the excess collateral amount that result from reductions in the required excess collateral amount described under “Description of Series Provisions—Credit Enhancement—Excess Collateral Amount” in this prospectus].

A reduction to the collateral amount because of reallocated principal collections, defaults or uncovered dilution will be reversed to the extent that your series has available finance charge collections and investment earnings in future periods. [As described under “Description of Series Provisions—Credit Enhancement—Subordination” below in this summary, in “Risk Factors—Risks relating to the structure of the securitization transaction—Payments on the Class M notes are subordinate to payments on the Class A notes” and “Description of Series Provisions—Credit Enhancement—Excess Collateral Amount” in this prospectus, the excess collateral amount provides credit enhancement by absorbing such reductions. [If the total amount of these types of reductions exceeds the sum of the excess collateral amount and the principal amount of the Class B notes, then the Class M notes may not be repaid in full.] If the total amount of these types of reductions exceeds the sum of the excess collateral amount and the principal amounts of the Class B notes and the Class M notes, then the Class A notes may not be repaid in full.]

Application of Finance Charge Collections

The issuing entity will apply your series’ share of collections of finance charge receivables, [net swap receipts,] recoveries and investment earnings each month in the following order of priority:

•	to pay interest on the Class A notes [and to make net swap payments under the interest rate swap for the Class A notes];

•	[to pay interest on the Class M notes [and to make net swap payments under the interest rate swap for the Class M notes];]

•	[to pay interest on the Class B notes [and to make net swap payments under the interest rate swap for the Class B notes];]

•	to pay the servicing fee for your series (to the extent not retained by the servicer during the month);

•	[to pay interest on the Class C notes [and to make net swap payments under the interest rate swap for the Class C notes];]

•	to cover your series’ share of defaults and uncovered dilution;

•	to cover reductions in your series’ collateral amount resulting from defaults and uncovered dilution allocated to your series and from reallocated principal collections, in each case that have not been reimbursed;

•	[to make a deposit, if needed, to the cash collateral account up to the required cash collateral amount;]

•	[to pay interest on the Class D notes [and to make net swap payments under the interest rate swap for the Class D notes];]
•	[to make a deposit, if needed, to the funding period reserve account up to the required funding period reserve amount;]

•	to fund, in limited circumstances, a reserve account to cover interest payment shortfalls for the Series 20[_]-[_] notes during the controlled accumulation period, up to the required reserve account amount;

•	[to make a deposit, if needed, to the spread account up to the required spread account amount;]

•	[to make payments or deposits relating to the interest rate swaps for each of the Class A, Class M, Class B, Class C and Class D notes;]

•	to make any other payments required to be made from your series’ share of collections of finance charge receivables from time to time; and

•	to other series that share excess finance charge collections with Series 20[_]-[_] or to us or our assigns.

Application of Principal Collections

The issuing entity will apply your series’ share of collections of principal receivables each month as follows:

Revolving Period

During the revolving period, no principal will be paid or accumulated in a trust account for you.

Controlled Accumulation Period

During the controlled accumulation period, your series’ share of principal collections will be deposited in a trust account, up to a specified deposit amount on the business day immediately preceding each distribution date. Unless an early amortization event occurs, amounts on deposit in that account will be paid on the expected principal payment date, [first] to the Class A noteholders until the Class A notes are paid in full[, second to the Class M noteholders until the Class M notes are paid in full][ and][,] [third to the Class B noteholders until the Class B notes are paid in full][ and][,] [fourth to the Class C noteholders until the Class C notes are paid in full] [and fifth to the Class D noteholders until the Class D notes are paid in full].

Early Amortization Period

An early amortization period for your series will start if an early amortization event occurs. The early amortization events for your series are described below in this summary under “—Early Amortization Events” and under “Description of the Notes—Early Amortization Events” in this prospectus. During the early amortization period, your series’ share of principal collections will be paid monthly[, first] to the Class A noteholders[, second to the Class M noteholders][ and][,] [third to the Class B noteholders][ and][,] [fourth to the Class C noteholders] [and fifth to the Class D noteholders], in each case until the [Class A notes are][specified class of notes is] paid in full. [However, even if an early amortization period commences for your series, prior to the monthly period following the monthly period in which sufficient funds have been accumulated to pay the Series 20[_]-[_] notes in full, your series will only be entitled to receive an allocation of principal collections based on the initial collateral amount for your series. See “Pairing of Series 20[_]-[_] with Series 20[_]-[_]” and “Pre-Funding Account and Funding Period” above in this “Structural Summary” and “Description of Series Provisions—Pairing of Series 20[_]-[_] with Series 20[_]-[_]” and “—Pre-Funding Account and Funding Period” in this prospectus.]

Reallocation of Principal Collections

During any of the above periods, principal collections allocated to your series may be reallocated, if necessary, to make required payments of interest on the Class A notes[, the Class M notes][ and][,] [the Class B notes] [and the Class C notes][,] [net swap payments due from the issuing entity,] and monthly servicing fee payments not made from your series’ share of finance charge collections, other amounts treated as finance charge collections and excess finance charge collections available from other series that share with your series. This reallocation is one of the ways that the more senior classes of notes obtain the benefit of subordination, as described under the caption “—Credit Enhancement” below. The amount of reallocated principal collections is limited by the amount of available subordination.

[As described above under “Pairing of Series 20[_]-[_] with Series 20[_]-[_]” and “Pre-Funding Account and Funding Period,” your series will receive a reduced allocation of principal collections until the monthly period following the monthly period in which sufficient funds have been accumulated to pay the Series 20[_]-[_] notes in full and, as a result, there will be less principal collections available to your series to be applied as described in the preceding paragraph during that period.]

Shared Principal Collections

[Your series is a principal sharing series. At all times, collections of principal receivables allocated to your series that are not needed for payments on your series will first, be made available to other series, second, deposited in the excess funding account, if needed, and third, paid to us or our assigns.][Your series is not a principal sharing series.] See “Description of the Notes—Shared Principal Collections” in this prospectus.

Interest on the Notes

The Class A notes will accrue interest at an annual rate equal to [[SOFR Rate][Alternative Benchmark] plus] [_]%. [If the [SOFR Rate][Alternative Benchmark] plus [•]% is less than 0.00% for any interest period, then the interest rate for the Class A notes for such interest period will be deemed to be 0.00%.] Interest on the Class A notes will be calculated based on [the actual number of days in the related interest period and] a 360-day year [of twelve 30-day months (and in the case of the initial interest period, for a period of [_] days)].

[The Class M notes will accrue interest at an annual rate equal to [[SOFR Rate][Alternative Benchmark] plus] [_]%. [If the [SOFR Rate][Alternative Benchmark] plus [•]% is less than 0.00% for any interest period, then the interest rate for the Class M notes for such interest period will be deemed to be 0.00%.] Interest on the Class M notes will be calculated based on [the actual number of days in the related interest period and] a 360-day year [of twelve 30-day months (and in the case of the initial interest period, for a period of [_] days)].]

[The Class B notes will accrue interest at an annual rate equal to [[SOFR Rate][Alternative Benchmark] plus] [_]%. [If the [SOFR Rate][Alternative Benchmark] plus [•]% is less than 0.00% for any interest period, then the interest rate for the Class B notes for such interest period will be deemed to be 0.00%.] Interest on the Class B notes will be calculated based on [the actual number of days in the related interest period and] a 360-day year [of twelve 30-day months (and in the case of the initial interest period, for a period of [_] days)].]

[The Class C notes will accrue interest at an annual rate equal to [[SOFR Rate][Alternative Benchmark] plus] [_]%. Interest on the Class C notes will be calculated based on [the actual number of days in the related interest period and] a 360-day year [of twelve 30-day months (and in the case of the initial interest period, for a period of [_] days)].]

[The Class D notes will accrue interest at an annual rate equal to [[SOFR Rate][Alternative Benchmark] plus] [_]%. [If the [SOFR Rate][Alternative Benchmark] plus [•]% is less than 0.00% for any interest period, then the interest rate for the Class D notes for such interest period will be deemed to be 0.00%.] Interest on the Class D notes will be calculated based on [the actual number of days in the related interest period and] a 360-day year [of twelve 30-day months (and in the case of the initial interest period, for a period of [_] days)].]

Interest will be payable on each distribution date, beginning on [_] [_], 20[_], in each case for the interest period from and including the prior distribution date (or, with respect to the initial distribution date, from and including the closing date), to but excluding the following distribution date.

[Insert provisions for determining Benchmark. If the benchmark is the SOFR Rate, the following provisions are included for illustrative purposes. If an Alternative Benchmark is used, the applicable prospectus will disclose the terms of the specific index that will be used to determine interest payments.]

[The “SOFR Rate” will be obtained by [the calculation agent] and provided in writing to the administrator for each interest period on [the second U.S. Government Securities Business Day before the first day of such interest period ] (“SOFR Adjustment Date”) as of 3:00 p.m. (New York time) on [such U.S. Government Securities Business Day][on the related date of determination], at which time [Compounded SOFR][Term SOFR][[30]-day average SOFR] is published [on the FRBNY’s Website][by the Term SOFR Administrator]

(the “SOFR Determination Time”) (or, if the Benchmark is not SOFR, the time determined by the administrator after giving effect to the Benchmark Replacement Conforming Changes) (the “Reference Time”) and, except as provided below following a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, shall mean, with respect to the Class [_] notes as of any SOFR Adjustment Date, a rate equal to [Compounded SOFR][Term SOFR][[30]-day average SOFR]; provided, that, the administrator will have the right, in its sole discretion, to make applicable SOFR Adjustment Conforming Changes. The SOFR Rate obtained by [the calculation agent], in the absence of manifest error, will be conclusive and binding on the noteholders. For the purposes of computing interest on the floating rate notes prior to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the following terms will have the following respective meanings:

“Benchmark” means, initially, the SOFR Rate; provided that if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date;

(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of: (a) the alternate rate of interest that has been selected by the administrator as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.

Credit Enhancement

Credit enhancement for your series includes [subordination of junior classes of Series 20[_]-[_] notes] [and] [the excess collateral amount,] [a letter of credit,] [a cash collateral [guaranty][account],] [a surety bond,] [an insurance policy,] [a reserve account,] [a spread account primarily for the benefit of the Class C notes,] [and a derivative agreement].

Credit enhancement for your series is for your series’ benefit only, and you are not entitled to the benefits of credit enhancement available to other series. For additional information regarding the credit enhancement available to your notes, see “Description of Series Provisions—Credit Enhancement” in this prospectus.

Subordination

Credit enhancement for the Class A notes includes the [subordination of the [Class M notes, the Class B notes, the Class C notes and the Class D notes [and] [the excess collateral amount]. [Credit enhancement for the Class M notes includes the subordination of the [Class B notes, the Class C notes and the Class D notes] [and the excess collateral amount].] [Credit enhancement for the Class B notes includes the subordination of the

[Class C notes and the Class D notes] [and the excess collateral amount]. [Credit enhancement for the Class C notes includes [the subordination of the Class D notes][, the spread account] [and the excess collateral amount].] [Credit enhancement for the Class D notes includes [the excess collateral amount] [and the spread amount].] [Subordination serves as credit enhancement in the following way. The more subordinated, or junior, classes of notes will not receive payment of interest or principal until required payments have been made to the more senior classes. As a result, subordinated classes will absorb any shortfalls in collections or deterioration in the collateral for the notes prior to senior classes.] [The excess collateral amount for your series is subordinated to the notes, so it will absorb shortfalls and collateral deterioration before the notes.] [The excess collateral amount, including the required excess collateral amount, is further described under “Description of Series Provisions—Credit Enhancement—Excess Collateral Amount” in this prospectus.]

[Letter of Credit]

[Credit enhancement for the Class [_] notes will be provided by a letter of credit. The issuer of the letter of credit will be obligated to honor demands with respect to the letter of credit, to the extent of the amount available thereunder.]

[Cash Collateral Guaranty][Cash Collateral Account]

[The notes will benefit from credit enhancement in the form of [a cash collateral guaranty, secured by the deposit of cash or permitted investments in a cash collateral account, reserved for the beneficiaries of the cash collateral guaranty][a cash collateral account].

[The cash collateral account will be funded by an initial cash deposit.] The amounts [on deposit in the cash collateral account] [available under the cash collateral guaranty] may be increased under the circumstances described below under “Description of Series Provisions—Credit Enhancement—[Cash Collateral Guaranty][Cash Collateral Account].”]

The amount available from [the cash collateral guaranty] [the cash collateral account] will be limited to $[__]. Payments will be made [to beneficiaries of the cash collateral guaranty from the cash collateral account] [from the cash collateral account] under the circumstances under “Description of Series Provisions—Credit Enhancement—[Cash Collateral Guaranty][Cash Collateral Account]” in this prospectus.]

[Surety Bond] [Insurance Policy]

[Insurance with respect to [your series][the Class [_] notes] will be provided by one or more insurance companies. This insurance will guarantee, with respect to [one or more classes of] your series, distributions of interest or principal in the manner and amount specified in this prospectus.]

[A surety bond will be purchased for the benefit of the holders of [your series][the Class [__] notes] to assure distributions of interest or principal with respect to that [series][class] of notes in the following manner and amount: [specify manner and amount distributions of interest or principal are assured].

The provider of the [surety bond][insurance policy] is [__], a [__]. [Insert description regarding general character of the business of the enhancement provider.]

[If any entity or group of affiliated entities providing enhancement or other support is liable or contingently liable to provide payments representing 10% or more, but less than 20%, of the cash flow supporting any offered class of the notes, provide financial data required by Item 1114(b)(2)(i) of Regulation AB.]

[If any entity or group of affiliated entities providing enhancement or other support is liable or contingently liable to provide payments representing 20% or more of the cash flow supporting any offered class of the notes, provide financial data required by Item 1114(b)(2)(ii) of Regulation AB.]]

[Reserve Account]

[Support for [your series] [the Class [__] notes] [any related enhancement] will be provided by a reserve account. [The reserve account will be funded by [an initial cash deposit][, the retention of a portion of periodic distributions of principal or interest or both otherwise payable to one or more classes of notes, including the subordinated notes,] [or the provision of a letter of credit, guarantee, insurance policy or other form of credit] [or any combination of these arrangements].] The reserve account will be established to assist with the subsequent distribution of principal or interest on the [Class [__] notes][notes of your series] [or any other amount owing on any related enhancement in the manner provided in this prospectus].]

[Spread Account]

[A spread account will provide additional credit enhancement for your series, primarily for the benefit of the Class C notes. The spread account initially will not be funded. Deposits into the spread account will be made each month from finance charge collections allocated to your series, other amounts treated as finance charge collections and excess finance charge collections available from other series up to the required spread account amount, as described under “Description of Series Provisions—Credit Enhancement—Spread Account.”

The spread account will be used to make interest payments on the Class C notes if finance charge collections allocated to your series, other amounts treated as finance charge collections[,] [and] excess finance charge collections available from other series [and amounts withdrawn from the cash collateral account] are insufficient to make those payments.

Unless an early amortization event occurs, the amount, if any, remaining on deposit in the spread account on the expected principal payment date for the Series 20[_]-[_] notes, after making the payments described in the preceding paragraph, will be applied to pay principal on the Class C notes, to the extent that the Class C notes have not been paid in full after application of all principal collections on that date. Except as provided in the following paragraph, if an early amortization event occurs, the amount, if any, remaining on deposit in the spread account, after making the payments described in the preceding paragraph, will be applied to pay principal on the Class C notes on the earlier of the final maturity date and the first distribution date on which the outstanding principal amount of the Class A, Class M and Class B notes has been paid.

In addition, on any day after the occurrence of an event of default with respect to Series 20[_]-[_]and the acceleration of the maturity date, the indenture trustee will withdraw from the spread account the outstanding amount on deposit in the spread account and deposit that amount in the distribution account for distribution to the Class C, Class A, Class M[,] [and] Class B [and Class D] noteholders, in that order of priority, to fund any shortfalls in amounts owed to those noteholders.]

[Derivative Agreements]

[The issuing entity has entered into [an interest rate swap][currency swap][interest rate cap][interest rate collar] for the Class [_] notes, as a source of funds to pay principal and interest on the notes. [____] will be the counterparty under such derivative agreement.

[Add name, organizational form and general character of the business of any derivative counterparty to the extent required. Describe the operation and material terms of any derivative agreement, including limits on amount and timing of payments. Describe material provisions regarding the substitution of the derivative counterparty.]

Based on a reasonable good faith estimate of maximum probable exposure, the aggregate significance percentage of the derivative agreement is [less than 10%][at least 10% but less than 20%][20% or more].

[Disclose other information regarding the derivative counterparty as required, including, but not limited to, a description of any material affiliations or business agreements/arrangements with any other material transaction party.]

[If the aggregate significance percentage of any derivative counterparty is greater than 10%, but less than 20%, financial data required by Item 1115(b)(1) of Regulation AB will be provided.]

[If the aggregate significance percentage of any derivative counterparty is greater than 20%, financial statements meeting the requirements of Item 1115(b)(2) of Regulation AB will be provided.]

For a discussion of certain risks arising from a default by a swap counterparty under the derivative agreements or from the early termination of any of the derivative agreements, see “Risk Factors—Risks relating to the structure of the securitization transaction—Default by a swap counterparty or termination of an interest rate swap could reduce or delay payments and may cause commencement of an early amortization period or a reduction in the ratings of the notes” and “Description of Series Provisions—Credit Enhancement—Derivative Agreements”.]

[Interest Rate Swaps]

[As additional enhancement, the issuing entity will enter into an interest rate swap for [the floating rate Class A notes, floating rate Class M notes, floating rate Class B notes, floating rate Class C notes and floating rate Class D notes], each covering the period from the closing date through the final maturity date.

The notional amounts of each of the floating rate [Class A, Class M, Class B, Class C or Class D] interest rate swaps will, for each interest period, equal the outstanding principal balance of the corresponding class of notes, in each case as of the end of the first day of the related interest period. Under each swap, if Benchmark exceeds a specified fixed rate, the issuing entity will receive payments from the swap counterparty equal to:

rate differential	X	[Class A[,] [or] M[,] [or] B[,] [or] C [or D]] principal balance, as applicable	X	days in interest period 360

where the rate differential equals the Benchmark minus the specified fixed rate. Alternatively, if Benchmark is less than the applicable specified fixed rate, the issuing entity will be required to make a payment to the swap counterparty equal to the result of the equation shown above, where the rate differential equals the specified fixed rate minus Benchmark. [The specified fixed rate for the Class A interest rate swap is [•]% per year.] [The specified fixed rate for the Class M interest rate swap is [•]%.] [The specified fixed rate for the Class B interest rate swap is [•]% per year]. [The specified fixed rate for the Class C interest rate swap is [•]% per year.] [The specified fixed rate for the Class D interest rate swap is [•]% per year.] “Description of Series Provisions—Interest Rate Swaps.”]

Early Amortization Events

The issuing entity will begin to repay the principal of the notes before the expected principal payment date if an early amortization event occurs. An early amortization event will occur if the finance charge collections on the receivables are too low or if defaults are too high. The minimum amount that must be available for payments to your series in any month, referred to as the base rate, is the sum of the interest payable on the Series 20[_]-[_] notes [net of any net swap payment due from the issuing entity], plus your series’ share of the servicing fee for the related monthly period, all divided by the sum of the collateral amount plus amounts on deposit in the principal accumulation account, each as of the last day of that monthly period. If the average portfolio yield for your series, calculated as described in the following sentence, for the two monthly periods preceding the [___] distribution date or, thereafter, any three consecutive monthly periods is less than the average base rate for the same two or three, as applicable, consecutive monthly periods, an early amortization event will occur. The portfolio yield for your series for any monthly period will be the result, expressed as a percentage, of the amount of finance charge collections and other amounts treated as finance charge collections allocated to your series for that monthly period, other than excess finance charge collections, net of the amount of defaulted principal receivables and uncovered dilution allocated to your series for that monthly period, divided by the sum of the collateral amount and amounts on deposit in the principal accumulation account, each as of the last day of that monthly period. See “Description of the Notes—Early Amortization Events.”

The other early amortization events are:

•	our failure to make required payments or deposits or material failure by us to perform other obligations, subject to applicable grace periods;

•	material inaccuracies in our representations and warranties subject to applicable grace periods;

•	the Series 20[_]-[_] notes are not paid in full on the expected principal payment date;

•	bankruptcy, insolvency or similar events relating to us or the bank (although these provisions may not be enforceable as discussed in “Risk Factors—Legal, regulatory and insolvency risks—Appointment of a conservator or receiver for Comenity Bank could delay or reduce payment of your notes” in this prospectus);

•	we are unable to transfer additional receivables to the trust or the bank is unable to transfer additional receivables to us;

•	we do not transfer receivables in additional accounts or participations to the trust when required;

•	material defaults of the servicer;

•	[failure of a swap counterparty to make a payment under any of the interest rate swaps for the [floating rate Class A notes, floating rate Class M notes, floating rate Class B notes,

floating rate Class C notes or floating rate Class D notes] where such payment obligation arises as a result of Benchmark being greater than the specified fixed rate for such interest rate swap, and such failure is not cured within 5 business days after the payment is due;]

•	[the early termination of any of the interest rate swaps for the [floating rate Class A notes, floating rate Class M notes, floating rate Class B notes, floating rate Class C notes] or floating rate Class D notes], unless the issuing entity obtains a replacement interest rate swap acceptable to the rating agencies;]

•	World Financial Network Credit Card Master Trust or the issuing entity becomes subject to regulation as an “investment company” under the Investment Company Act of 1940; or

•	an event of default occurs for the Series 20[_]-[_] notes and their maturity date is accelerated.

Events of Default

The Series 20[_]-[_] notes are subject to events of default described under “Description of the Notes—Events of Default; Rights upon Event of Default” in this prospectus. These include:

•	failure to pay interest on the Series 20[_]-[_] notes for 35 days after it is due;

•	failure to pay principal on the Series 20[_]-[_] notes when it becomes due and payable on the final maturity date for the Series 20[_]-[_] notes;

•	bankruptcy, insolvency or similar events relating to the issuing entity (although these provisions may not be enforceable as discussed in “Risk Factors—Legal, regulatory and insolvency risks—Appointment of a conservator or receiver for Comenity Bank could delay or reduce payment of your notes” in this prospectus); and

•	material failure by the issuing entity to perform its obligations under the indenture, subject to applicable grace periods.

In the case of an event of default involving bankruptcy, insolvency or similar events relating to the issuing entity, the principal amount of the Series 20[_]-[_] notes automatically will become immediately due and payable (although these provisions may not be enforceable as discussed in “Risk Factors—Legal, regulatory and insolvency risks—Appointment of a conservator or receiver for Comenity Bank could delay or reduce payment of your notes” in this prospectus). If any other event of default occurs and continues with respect to the Series 20[_]-[_] notes, the indenture trustee or holders of more than 50% of the then-outstanding principal amount of the Series 20[_]-[_] notes may declare the principal amount of the Series 20[_]-[_] notes to be immediately due and payable. These declarations may be rescinded by holders of more than 50% of the then-outstanding principal amount of the Series 20[_]-[_] notes if the related event of default has been cured, subject to the conditions described under “Description of the Notes —Events of Default; Rights upon Event of Default” in this prospectus.

After an event of default and the acceleration of the Series 20[_]-[_] notes, funds allocated to

Series 20[_]-[_]and on deposit in the collection account, the excess funding account and the other trust accounts will be applied to pay principal of and interest on the Series 20[_]-[_] notes to the extent permitted by law. Principal collections and finance charge collections allocated to Series 20[_]-[_] will be applied to make monthly principal and interest payments on the Series 20[_]-[_] notes until the earlier of the date those notes are paid in full or the final maturity date of those notes. If the Series 20[_]-[_] notes are accelerated or the issuing entity fails to pay the principal of the Series 20[_]-[_] notes on the final maturity date, subject to the conditions described in this prospectus under “Description of the Notes—Events of Default; Rights upon Event of Default”, the indenture trustee may, if legally permitted, cause the trust to sell (i) principal receivables in an amount equal to the collateral amount for Series 20[_]-[_] and (ii) the related finance charge receivables.

Optional Redemption

The servicer has the option to purchase your notes when the outstanding principal amount for your series has been reduced to 5% or less of the initial principal amount. See “Description of the Notes—Final Payment of Principal” in this prospectus.

Servicing and Servicer’s Fee

The servicer for the trust is Comenity Bank. Comenity Bank, as servicer, receives a fee for its servicing activities. The share of the servicing fee allocable to Series 20[_]-[_]for each payment date will be equal to one-twelfth of the product of (a) 2% and (b) the collateral amount for Series 20[_]-[_]on the last day of the prior monthly period (or, for the first monthly period, as of the closing date). [However, the servicing fee for the first monthly period will be based on the actual number of days from the closing date through and including [_] [_], 20[_].] The servicing fee allocable to Series 20[_]-[_]for each payment date will be paid from your series’ share of collections of finance charge receivables, recoveries and investment earnings each month as described in “—Application of Finance Charge Collections” above and in “Description of Series Provisions—Application of Finance Charge Collections.”

In addition, certain customer service, billing and collections functions are outsourced by the servicer to Comenity Servicing LLC (“Comenity Servicing”), a Texas limited liability company. As compensation, Comenity Servicing receives a per-statement fee and is reimbursed for certain of its expenses. However, these payments are solely the obligation of the servicer and are not paid out of your series’ share of collections.

Fees and Expenses for Asset Review

The asset representations reviewer will be paid an annual fee by Comenity Bank, as servicer, in accordance with the asset representations review agreement. In addition, the asset representations reviewer will be entitled to receive a fee in connection with any asset review, which fee will be paid by Comenity Bank, as servicer.

Tax Status

On the closing date, Orrick, Herrington & Sutcliffe LLP, as special tax counsel to the issuing entity, will deliver its opinion, subject to the assumptions and qualifications therein, to the effect that under existing law, the Series 20[_]-[_] notes (other than such notes beneficially owned by the trust or the single beneficial owner of the trust for United States federal income tax purposes) will be characterized as debt for United States federal income tax purposes and that neither World Financial Network Credit Card Master Trust nor the issuing entity will be classified as an association or a publicly traded partnership taxable as a corporation for United States federal income tax purposes. By your acceptance of a Series 20[_]-[_] note, you will agree to treat your Series 20[_]-[_] notes as debt for United States federal, state and local income and franchise tax purposes. See “Federal Income Tax Consequences” in this prospectus for additional information concerning the application of United States federal income tax laws.

Certain ERISA Considerations

Subject to important considerations described under “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus, the notes offered hereunder are eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts. If you are contemplating purchasing the notes offered hereunder on behalf of or with plan assets of any plan or account, we suggest that you consult with counsel regarding whether the purchase or holding of such notes could give rise to a transaction prohibited or not otherwise permissible under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”). Each purchaser or transferee that acquires a note offered hereunder will be deemed to make certain representations and warranties. See “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus.

Risk Factors

There are material risks associated with an investment in the Series 20[_]-[_] notes, and you should consider the matters set forth under “Risk Factors” beginning on page [__] below.

Ratings

Any rating assigned to the notes by a credit rating agency will reflect the rating agency’s assessment solely of the likelihood that noteholders will receive the required payments of interest and required payments of principal to be paid on the final maturity date for the notes and will be based primarily on the value of the receivables in the trust[,] [and] the credit enhancement provided [and the credit worthiness of the swap counterparty]. The rating is not a recommendation to purchase, hold or sell any notes. The rating does not constitute a comment as to the marketability of any notes, any market price or suitability for a particular investor. Ratings on the notes are expected to be monitored by the rating agencies that are rating the notes while the notes are outstanding. Any rating can be changed or withdrawn by a rating agency at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by a rating agency hired by the sponsor.

WFN Credit Company, LLC

Our address is 3095 Loyalty Circle, Columbus, Ohio 43219. Our phone number is (614) 729-4000.

Application of Series 20[•]-[•]

Finance Charge Collections

Application of Series 20[•]-[•]

Available Principal Collections

Summary of Risk Factors

There are material risks associated with an investment in the notes. This summary is included to provide an overview of the potential risks. It does not contain all of the information regarding the risks that you should consider in making your decision to purchase the notes, and you should consider the matters set forth under “Risk Factors” beginning on page [__] below.

Risks relating to the bank’s credit card business.

•	Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business.

•	Allocations of charged-off receivables or uncovered dilution could reduce payments to you.

•	The bank may change the terms and conditions of the accounts in a way that reduces collections.

•	Payment and origination patterns of receivables and operations of retailers could reduce collections.

•	Termination of certain credit card programs could lead to a reduction of receivables in the trust.

•	The bank depends on its ability to sell and securitize its credit card receivables to fund new receivables.

•

Failure to safeguard the bank’s databases and consumer privacy could affect the bank’s reputation among its clients and their customers and may expose the bank to legal claims or regulatory enforcement actions.

•	The bank’s credit card operations could be adversely impacted if third party vendors fail to fulfill their obligations.

•

Transitioning credit card operations to new third-party service providers can be complex, and has resulted in and may continue to result in unanticipated technical and operational problems, which may adversely impact the bank’s credit card business.

•

Loss of data center capacity, interruption due to cyber-attacks, loss of network links or inability to utilize proprietary software of third party vendors could affect the bank’s ability to timely meet the needs of its clients and their customers.

•

The bank and its affiliates may not be successful in realizing the benefits associated with acquisitions, dispositions and strategic investments, and its business and reputation could be materially adversely affected.

•	Adverse developments affecting the economy and the financial services industry, may have a material adverse effect on the bank.

Risks relating to the structure of the securitization transaction.

•	Some liens would be given priority over your notes which could cause delayed or reduced payments.

•	Limited remedies for breaches of representations could reduce or delay payments.

•	We may assign our obligations as depositor and the bank may assign its obligations as servicer.

•	It may be difficult to find a suitable successor servicer if the bank ceases to act as servicer.

•	A mismatch between the note interest rate and the receivables interest rate may result in reduced or early payments to you.

•	[Payments on the Class M notes are subordinate to payments on the Class A notes.]

•	[Payments on the Class B notes are subordinate to payments on the Class A notes and the Class M notes.]

•	[Payments on the Class C notes are subordinate to payments on the Class A notes, the Class M notes and the Class B notes.]

•	[Payments on the Class D notes are subordinate to payments on the Class A notes, the Class M notes, the Class B notes and the Class C notes.]

•	[If the qualified maturity agreement for your notes terminates prior to the expected principal payment date for your notes, delays in payment of the notes could occur.]

•

[During the funding period, the amount of finance charge collections allocated to your series, together with investment earnings and other amounts available to your series, may be less than the amount of funds that would be available to your series if your series were not in a funding period.]

•

[Pairing of your series with Series 20[_]-[_] may cause commencement of an early amortization period if funds sufficient to pay the notes in full have not been accumulated on or prior to [_] [_], 20[_].]

•	[Your series will only receive an allocation of principal collections based on the initial collateral amount until the notes are paid in full or sufficient funds are accumulated for this purpose.]

•

[Default by a swap counterparty or termination of an interest rate swap could reduce or delay payments and may cause commencement of an early amortization period or a reduction in the ratings of the notes.]

Legal, regulatory and insolvency risks.

•	Appointment of a conservator or receiver for Comenity Bank could delay or reduce payment of your notes.

•	Current, pending and proposed regulation and legislation relating to consumer protection laws may impede collection efforts or reduce or delay collections.

•	The bank, the trust, the issuing entity and we could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes.

•	Financial regulatory reform legislation could have a significant impact on us, the issuing entity or the bank.

•	Certain EEA and UK regulated investors are subject to due diligence requirements applicable to the notes.

[Risks Relating to the Issuance of Floating Rate Notes and the Uncertainty of [SOFR][Alternative Benchmark.]

•	[SOFR][Alternative Benchmark] is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.

•	Any failure of [SOFR][Alternative Benchmark] to maintain market acceptance could adversely affect your notes.

•	A decrease in [SOFR][Alternative Benchmark] would reduce the rate of interest on your notes.

•	[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.]

•	Risks relating to [compounded SOFR][Alternative Benchmark].

•	Changes to or elimination of [SOFR][Alternative Benchmark] or the determinations made by the administrator may adversely affect your notes.]

General risks.

•	Charge-offs could increase and could reduce payments to you.

•	Geographic concentration may result in more risk to you.

•	It may not be possible to find an investor to purchase your notes.

•	Other series of notes may have different terms that may affect the timing and amount of payments to you.

•

The ratings for the notes are limited in scope, may not continue to be issued, do not consider the suitability of an investment in the securities for you and the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.

•	The bankruptcy of one or more retailers included in the trust portfolio may affect the timing and amount of payments to you.

•	[Retention of some or all of one or more classes of notes by the bank or the transferor or an affiliate thereof may reduce the liquidity of the notes.]

•	A Non-U.S. Holder’s investment in the notes may be treated as being engaged in a U.S. trade or business.

•	The notes may be issued with original issue discount for U.S. federal income tax purposes.

•	Changes in federal tax legislation could adversely affect the business, financial condition and results of operations of the issuing entity or the bank or their affiliates.

This prospectus uses defined terms. You can find a glossary of terms under the caption “Glossary of Terms for Prospectus” beginning on page [__] in this prospectus.

Risk Factors

The following are the principal risk factors that apply to an investment in the notes. You should consider the following risk factors before deciding whether to purchase the notes.

Risks relating to the bank’s credit card business.

Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business.

The bank’s credit card business is largely dependent on the number and volume of credit transactions by consumers, whose spending patterns may be affected by economic, political, market, health, global and social events or conditions. Adverse macroeconomic conditions within the U.S. or internationally, including but not limited to recessions, inflation, rising interest rates, high unemployment, currency fluctuations, actual or anticipated large-scale defaults or failures, volatility in energy prices, a slowdown of global trade, and reduced consumer and business spending, may have a significant impact on the bank’s credit card business. Furthermore, in efforts to deal with adverse macroeconomic conditions, governments may introduce new or additional initiatives or requests to reduce permissible rates or reduce or eliminate late fees or other charges, which could result in additional financial pressures on the bank’s credit card business. See also “—Adverse developments affecting the economy and the financial services industry, may have a material adverse effect on the bank” below.

Economic growth in the United States can slow due to low productivity, declining investments, limited access to credit, shrinking labor force, labor relations, concerns about the level of U.S. government debt, inflation, interest rates, tariffs (including retaliatory tariffs in response to tariffs imposed by the United States) and monetary and/or fiscal actions, as well as economic and political conditions in the U.S. and global markets, including international trade relations. Additionally, there is uncertainty regarding the impact of changes in the U.S. presidential administration and Congress on fiscal, monetary and regulatory policy. A prolonged period of slow economic growth or a significant deterioration in economic conditions or broader consumer trends, including employment, wage growth, savings rates and consumer indebtedness, would likely affect consumer spending levels and the ability and willingness of customers to pay amounts owed on the credit card accounts, and could have a material adverse effect on the bank’s business, key credit trends, results of operations and financial condition, and could have a material adverse effect on the performance of the receivables and your notes. Further, while the effects of the COVID-19 pandemic have subsided, the impact of any future outbreaks, epidemics, pandemics or other public health crises on the bank’s business remain uncertain and are difficult to predict.

In addition, political uncertainties, international hostilities, armed conflict, war (such as the ongoing wars between Ukraine and Russia, and between Israel and Hamas), civil unrest, climate-related events, impacts to the power grid, extended power outages, and natural disasters have, to varying degrees, negatively impacted the bank’s operations, brand partners, service providers, consumer spending, and consumers’ ability to pay on their accounts, and such events and conditions may negatively impact the bank going forward and the timing and amount of payments to you. One or more of these events may result in changes in cardholder payment patterns and credit card usage. For example, cardholders living in areas affected by extreme weather and natural disasters may suffer financial harm, reducing their ability to make timely payments on their credit card balances.

A decline in economic, political, market, global, health and social conditions could also impact the bank’s brand partners, including department stores and specialty retailers, and their decisions could reduce the number of cards, accounts and credit lines of their customers, which could have a significant adverse impact on the bank’s credit card business. See “—Payment and origination patterns of receivables and operations of retailers could reduce collections” and “—The bankruptcy of one or more retailers included in the trust portfolio may affect the timing and amount of payments to you” below.

Finally, as governments, investors and other stakeholders face additional pressures to accelerate actions to address climate change and other environmental, social and governance topics, governments are implementing regulations and investors and other stakeholders are imposing new expectations on, or focusing investments in ways that may cause significant shifts in, commerce and consumption behaviors. Conversely, other stakeholders hold differing views on sustainability-related goals and initiatives. Certain state governments and activist groups, and most recently the new Presidential Administration through a series of executive orders and other actions, have pursued measures that appear designed to discourage companies from engaging in ESG practices or adhering to certain ESG principles. These circumstances, among others, may result in pressure from stakeholder, unfavorable reputational impacts, including inaccurate perceptions or misrepresentation of our actual business practices, and diversion of management’s attention and resources, among other adverse impacts. Any failure, or perceived failure, by us to adhere to our public statements, comply fully with developing interpretations of sustainability-related laws and regulations, or meet evolving and varied stakeholder expectations and standards could negatively impact the bank’s business, reputation, financial condition and operating results.

Allocations of charged-off receivables or uncovered dilution could reduce payments to you.

The primary risk associated with extending credit to the bank’s customers under its credit card programs is the risk of default or bankruptcy of the customer, resulting in the customer’s account balance being charged-off as uncollectible. We rely principally on the customer’s creditworthiness for repayment of the account and therefore have no other recourse for collection. The bank may not be able to successfully identify and evaluate the creditworthiness of cardholders to minimize delinquencies and losses. An increase in defaults or net charge-offs beyond historical levels will reduce the net spread available from the trust and could result in a reduction in finance charge income. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses among customers. See “—Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business” above.

In addition to being affected by general economic conditions and the success of the servicer’s collection and recovery efforts, the trust’s delinquency and net credit card receivable charge-off rates are affected by the credit risk of credit card receivables and the average age of the various credit card account portfolios. The average age of credit card receivables affects the stability of delinquency and loss rates of the portfolio because delinquency and loss rates typically increase up to a stabilized rate as the average age of accounts in a credit card portfolio increases.

As of [_________], approximately [__]% of the total number of accounts in the trust portfolio were [_] months or less old, and such accounts represented approximately [_]% of the amount of the principal receivables outstanding in the trust portfolio. The servicer will write off the receivables arising in accounts designated to the trust if the receivables become uncollectible. Your series will be allocated a portion of these charged-off receivables. See “Description of Series Provisions—Allocation Percentages” and “—Investor Charge-Offs” in this prospectus.

Unlike charged-off receivables, reductions in the receivables due to returns of merchandise or disputes between a cardholder and a merchant, called dilution, are typically absorbed by reductions in our interest in the trust, the transferor interest, or reimbursed by us through cash deposits to the excess funding account and are not intended to be allocated to investors. However, to the extent our interest is insufficient to cover dilution for any calendar month and we then default in, or are financially unable to perform, our obligation to compensate the trust for these reductions, your series will be allocated a portion of the uncovered dilution. If the amount of charged-off receivables and any uncovered dilution allocated to your series of notes exceeds the amount of funds available to reimburse those amounts, you may not receive the full amount of principal and interest due to you. See “Description of Series Provisions—Investor Charge-Offs” and “The Servicer—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus.

The bank may change the terms and conditions of the accounts in a way that reduces collections.

As owner of the accounts, the bank retains the right to change various account terms, including finance charges, other fees and the required monthly minimum payment. These changes may be voluntary on the part of the bank or may be required by law or market conditions. Changes in interest and fees could decrease the effective yield on the accounts and this could result in an early payment of principal of your notes. Changes could also cause a reduction in the credit ratings on your notes. However, the bank has agreed that it will not reduce the finance charges and other fees on the accounts, if as a result of the reduction, its reasonable expectation of the portfolio yield as of the time of the reduction would be less than the highest of the base rates of all outstanding series, except as required by law or as is consistent with the pooling and servicing agreement and the transfer and servicing agreement and as the bank deems advisable for its credit card program based on a good faith assessment of various factors impacting the use of its credit cards.

Payment and origination patterns of receivables and operations of retailers could reduce collections.

The bank’s ability to generate new receivables is dependent upon its ability to compete in the current industry environment and upon retailers from which purchases may be financed on its credit cards. Accordingly, the trust is primarily dependent upon sales at or through retailers for the generation of receivables. The retailing industry is intensely competitive. Generally, retailers compete not only with other retailers, department stores and catalogue sale businesses in the geographic areas in which they operate but also with numerous other types of retail outlets, including but not limited to online and other alternative retail channels. We cannot assure you that the retailers will continue to generate receivables at the same rate as in prior years. Also, if a retailer were to close some or all of its stores or diminish its online presence or stop honoring the related credit cards, the loss of utility of the affected credit cards could reduce the cardholders’ incentive to pay their outstanding balances.

In addition, the United States economy is cyclical and can experience periods of slowdown. Historically, high unemployment, economic uncertainty and the lack of availability of credit during such periods contributed to a decline in demand for many consumer products, including those sold at the retailers included in the trust portfolio. See “—Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business” above.

Deteriorating economic conditions and increased competition in the retail industry, among other factors, may increase the risk that a retailer becomes subject to a voluntary or involuntary case under any applicable federal or state bankruptcy or other similar law. The bankruptcy of one or more retailers could lead to a significant decline in the amount of new receivables and could lead to increased delinquencies and defaults on the receivables associated with a retailer that is subject to such a proceeding under bankruptcy or similar laws. Any of these effects of a retailer bankruptcy could result in the commencement of an early amortization period for one or more series of notes, including your series. If an early amortization event occurs, you could receive payment of principal sooner than expected. See “Maturity Considerations” in this prospectus.

The bank’s ability to generate new receivables is also dependent upon its ability to compete in the current industry environment. Because the retailers generally accept most major credit cards, not all sales made on credit at the retailers will generate receivables that will be transferred to the trust. We cannot guarantee that credit card sales under the bank’s proprietary card programs will not decline as a percentage of total credit card sales by the retailers.

In addition, certain series of variable funding notes issued by the issuing entity may, in the future, be subject to early amortization based on triggers relating to the bankruptcy of retailers. The occurrence of an early amortization event for such series would significantly limit the bank’s ability to securitize additional receivables. See “—Risks relating to the bank’s credit card business—The bank depends on its ability to sell and securitize its credit card receivables to fund new receivables” in this prospectus.

The receivables transferred to the trust may be paid at any time. Prepayments represent principal reductions in excess of the contractually scheduled reductions. The rate of cardholder prepayments or defaults on credit card balances may be affected by a variety of competitive, economic and social factors.

Economic factors that may affect payment patterns and credit card usage include the rate of inflation, unemployment levels, relative interest rates, uncertainty regarding governmental budget matters and the occurrence of government shutdowns, the availability of alternative financing, cost of credit (including mortgages), student loan and other consumer debt levels, and real estate values, most of which are not within the bank’s control. A decrease in interest rates could cause cardholder prepayments to increase.

Social factors that may affect payment patterns and credit card usage include consumer confidence levels and the public’s attitude about the use of credit cards and incurring debt and the consequences of personal bankruptcy. Moreover, adverse changes in economic conditions in states where cardholders are located may have an adverse effect on general economic conditions, consumer and business confidence and general market liquidity. During periods of economic recession, high unemployment, increased mortgage foreclosure rates, uncertainty regarding governmental budget matters and the occurrence of government shutdowns and low consumer and business confidence levels, card usage generally declines and delinquency and loss rates generally increase, resulting in a decrease in the amount of finance charge and principal collections, and these changes in card usage, delinquency and loss rates and the amount of finance charge and principal collections may be material. Any such developments could have an adverse impact on the accounts designated to the issuing entity. See “—Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business” above.

We cannot assure the creation of additional receivables in the accounts designated to the trust or that any particular pattern of cardholder payments will occur. A significant decline in the amount of new receivables generated could result in the occurrence of an early amortization event for one or more series and the commencement of the early amortization period for each of those series. If an early amortization event occurs, you could receive payment of principal sooner than expected. In addition, changes in finance charges can alter the monthly payment rates of cardholders. A significant decrease in monthly payment rates could slow the return or accumulation of principal during an amortization period or accumulation period. See “Maturity Considerations” in this prospectus.

Termination of certain credit card programs could lead to a reduction of receivables in the trust.

The bank operates its private label and co-branded credit card programs (other than its proprietary credit card program) with various retailers under agreements with fixed minimum terms. The program agreements typically have contract terms ranging from approximately three to ten years and as of the date of this prospectus, remaining terms of active programs range from less than [_] [months][years] to over [_] [months][years]. Some of these program agreements provide that, upon expiration, the retailer has either the option or the obligation to purchase the receivables generated with respect to its program, including receivables in the trust. If terminations and/or purchases by retailers were to occur with respect to retailers whose programs generate a significant portion of the trust’s receivables, and the bank was unable to provide receivables arising under newly designated additional accounts to replace those purchased by a retailer, an early amortization period could begin.

In addition, the program agreements generally permit the retailer to discontinue the program prior to the termination date if the bank materially breaches its obligations under the program agreement. If the bank was unable to adequately perform its obligations, or a retailer were otherwise to assert that the bank was not adequately performing, then one or more of the programs could be terminated, leading to reduction in the generation of receivables. Any such early termination may have a material adverse impact on the bank’s ability to designate new accounts to the trust and generate new receivables.

The bank depends on its ability to sell and securitize its credit card receivables to fund new receivables.

The bank’s ability to originate and service receivables is dependent upon its continued access to funding sources. Since January 1996, the bank has used a program involving the sale and securitization of its credit card receivables as its primary funding vehicle for credit card receivables. If the bank was unable to regularly securitize its receivables, its ability to generate new receivables and to service receivables would be materially impaired. A number of factors affect securitization transactions, some of which are beyond the bank’s control, including:

•	conditions in the securities markets in general and the asset-backed securitization market in particular;

•	conformity in the quality of credit card receivables to rating agency requirements and changes in that quality or those requirements; and

•	ability to fund required overcollateralizations or credit enhancements, which are routinely utilized in order to achieve better credit ratings to lower borrowing cost.

Deteriorating economic conditions, increased competition in the retail industry and shifts in consumer behavior, among other factors, may lead to an increase in bankruptcies among retailers who have entered into private label and co-branded programs with the bank. The bankruptcy of one or more retailers could lead to a decline in the amount of new receivables and could lead to increased delinquencies and defaults on the receivables associated with a retailer that is subject to a proceeding under bankruptcy or similar laws. Any of these effects of a retailer bankruptcy could result in the commencement of an early amortization period for one or more series of notes, including your series, particularly if such an event were to occur with respect to a retailer relating to a large percentage of the trust assets. Additionally, certain series of variable funding notes issued by the issuing entity may, in the future, be subject to early amortization based on triggers relating to the bankruptcy of one or more retailers. The occurrence of an early amortization event would significantly limit the bank’s ability to securitize additional receivables.

As a result of Basel III, which refers generally to a set of regulatory reforms adopted in the U.S. and internationally that are meant to address issues that arose in the banking sector during the financial crisis, banks are becoming subject to more stringent capital, liquidity and leverage requirements. In response to Basel III, noteholders of the issuing entity’s variable funding notes have sought and obtained amendments to their respective transaction documents permitting them to delay disbursement of funding increases by up to 35 days. Although the issuing entity can request funding from other noteholders who have not delayed their funding, the issuing entity’s access to financing could be disrupted if all of the noteholders implement such delays or if the lending capacities of those who did not do so were insufficient to make up the shortfall. Furthermore, in July 2023, the U.S. banking regulators issued a proposed rule to implement the Basel IV requirements. If adopted in its current form, these Basel IV requirements would generally require large U.S. banking organizations to maintain higher levels of capital than under the current Basel III requirements. These higher capital requirements could cause large U.S. banking organizations to reduce their lending activities and increase the issuing entity’s borrowing costs. For example, excess spread may be affected if the issuing entity’s borrowing costs increase as a result of these proposed Basel IV changes to the existing capital requirements. Such cost increases may result, for example, because the noteholders are entitled to indemnification for increased costs resulting from such regulatory changes, such as increased capital requirements.

The bank intends to continue securitizations of its credit card receivables. The inability to securitize credit card receivables due to changes in the market, regulatory proposals, the unavailability of credit enhancements, or any other circumstance or event would have a material adverse effect on the bank’s business, financial condition and operating results.

Failure to safeguard the bank’s databases and consumer privacy could affect the bank’s reputation among its clients and their customers and may expose the bank to legal claims or regulatory enforcement actions.

An important feature of the bank’s credit services is the ability to develop and maintain individual consumer profiles. As part of the bank’s private label and co-branded credit card program, it maintains marketing databases containing information on consumers’ account transactions. Although the bank has extensive physical and cyber security procedures, the databases may be subject to unauthorized access. Information security risks for large financial institutions like the bank are high due to, in part, the constant introduction and evolution of new technologies to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorist and others. If the bank experiences a security breach, the integrity of the databases could be affected. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support the bank’s loyalty and marketing programs. The use of private label and co-branded programs could decline if any well-publicized compromise of security occurred. In addition, any unauthorized release of customer information, or any public perception that the bank released consumer information without authorization, could subject the bank to legal claims from its clients or consumers or regulatory enforcement actions, which may adversely affect client relationships.

The bank’s credit card operations could be adversely impacted if third party vendors fail to fulfill their obligations.

The failure of third party vendors to deliver products and services at contracted service levels or standards or in sufficient quantities and in a timely manner could adversely affect the bank’s credit card business. If the bank’s significant vendors were unable or unwilling to fulfill or renew existing contracts on current terms, the bank might not be able to replace the related product or service at the same cost, in a timely fashion, or at all, any of which could negatively impact the bank’s profitability. In addition, if a third party vendor fails to meet contractual requirements, such as compliance with applicable laws and regulations, the bank’s credit card operations could suffer harm that could have a material adverse impact on its credit card business.

Transitioning credit card operations to new third-party service providers can be complex, and has resulted in and may continue to result in unanticipated technical and operational problems, which may adversely impact the bank’s credit card business.

In late June 2022, the bank’s parent company, Bread Financial Holdings, Inc. (formerly Alliance Data Systems Corporation) (“Bread Financial”), completed the transition of its credit card processing services to strategic outsourcing partners (the “Services Transition”), including Fiserv Solutions, LLC (together with its affiliates, “Fiserv”) for its core processing services and Microsoft for related cloud infrastructure services. In connection with the Services Transition, the bank experienced unanticipated issues with platform stability, which resulted in outages and interruptions in call center operations and online customer service platforms. These outages and interruptions resulted in a number of adverse impacts, including customer complaints, negative social media postings, reputational damage, regulatory scrutiny, lost potential revenue and remediation costs. Furthermore, in late November 2023, following the consent of the Board of Managers of Comenity Servicing, the FDIC issued a consent order to Comenity Servicing. Comenity Servicing is not one of the bank’s subsidiaries, but is a wholly-owned subsidiary of Bread Financial that services substantially all of the bank’s accounts and related loans, including those designated to the trust. The consent order arose out of the Services Transition and addresses certain shortcomings in Comenity Servicing’s information technology (“IT”) systems development, project management, business continuity management, cloud operations, and third-party oversight. Comenity Servicing entered into the consent order for the purpose of resolving these matters without admitting or denying any violations of law or regulation set forth in the consent order. The consent order does not impose any monetary penalties or fines or result in any write-off or reduction in receivables. Comenity Servicing continues to take significant steps to strengthen the organization’s IT governance and address the other issues identified in the consent order, working diligently to ensure that all of the requirements of the consent order are satisfied. Without limiting the generality of the foregoing, Comenity Servicing has taken steps to address each provision within the consent order that required action to be taken by a specified deadline. Comenity Servicing is committed to complying with each of the ongoing and longer-term requirements of the consent order, including the enhancement of its compliance management processes and related corporate governance, compliance with the applicable system conversion requirements, and enhanced risk management and reporting, and has submitted nearly all of the required deliverables under the consent order to the FDIC for its consideration. The Board of Directors of the bank and Comenity Capital Bank (collectively, the “Banks”) continue to oversee Comenity Servicing’s compliance with the requirements of the consent order and provide effective challenge to Comenity Servicing’s management toward that end. Additionally, in late August 2024, each Bank entered into an agreement with the FDIC to pay civil money penalties (“CMPs”) of $1 million per Bank. The CMPs, which have been paid in full, arose out of the Services Transition and were related to disruptions to the Bank’s customer reward programs and automatic payments following the Services Transition. These issues were self-identified and remediated timely, and the Banks provided full cooperation with the regulators throughout their examinations. The Banks’ agreement to pay the CMPs did not require an admission of wrongdoing, and there are no operational limitations on the Banks associated with the CMPs.

In addition, the Services Transition resulted in certain timing-related impacts on losses and delinquencies with respect to customer accounts, including accounts designated to the trust, due primarily to late-fee waivers and other customer-friendly accommodations made during the Services Transition. The accommodations resulted in certain losses and delinquencies occurring during the 2022-2023 period later than they would have occurred absent those accommodations. See “Receivables Performance” in this prospectus.

The challenges associated with the Services Transition may continue to adversely impact the bank’s business, results of operations, financial condition and ability to service the receivables, and may result in greater ongoing regulatory scrutiny of the bank and its credit card business. Moreover, now that the bank has completed the Services Transition, it would be difficult and disruptive to replace certain of the third-party vendors, particularly Fiserv, in a timely or seamless manner if they were unwilling or unable to continue to provide services in the future (as a result of their financial or business conditions or otherwise), which could materially impact the bank’s business and operations. See “—Current, pending and proposed regulation and legislation relating to consumer protection laws may impede collection efforts or reduce or delay collections” in this prospectus.

Loss of data center capacity, interruption due to cyber-attacks, loss of network links or inability to utilize proprietary software of third party vendors could affect the bank’s ability to timely meet the needs of its clients and their customers.

The bank’s ability, and that of its third-party service providers, to protect the bank’s data centers against damage, loss or performance degradation from fire, power loss, network failure, cyber-attacks, including ransomware or denial of service attacks, and other disasters is critical. In order to provide many of its services, the bank must be able to store, retrieve, process and manage large amounts of data as well as periodically expand and upgrade its technology capabilities. Any damage to the bank’s data centers, or those of its third-party service providers, any failure of its network links that interrupts operations or any impairment of its ability to use its software or the proprietary software of third party vendors, including impairments due to cyber-attacks, could adversely affect the bank’s ability to meet its clients’ needs and their confidence in utilizing the bank for future services. The occurrence of any such event could adversely affect the bank’s ability to service the receivables.

The bank and its affiliates may not be successful in realizing the benefits associated with acquisitions, dispositions and strategic investments, and its business and reputation could be materially adversely affected.

The bank’s parent company, Bread Financial, has from time to time acquired businesses, divested businesses and made strategic investments in businesses, products, technologies, platforms or other ventures, and it expects to continue to evaluate potential acquisitions, dispositions, investments and other transactions in the future. There are numerous risks associated with acquisitions, dispositions and the implementation of new business opportunities, including the impact on Bread Financial’s financial condition due to the timing and results of the acquisition, disposition or new business implementation or the failure of the new, acquired or sold business to meet operating expectations.

In November 2021, Bread Financial completed the spinoff of its former LoyaltyOne segment (the “LVI Transaction”), consisting of the Canadian AIR MILES® Reward Program and the Netherlands-based BrandLoyalty businesses, into an independent, publicly traded company, Loyalty Ventures Inc. (“LVI”). On March 10, 2023, LVI and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) and in Canada under the Companies’ Creditors Arrangement Act (Canada) (the “LVI Bankruptcy”). Though Bread Financial believes that its process and decision-making with respect to the spinoff transaction were entirely appropriate, Bread Financial and certain members of its Board of Directors and executive management team have been named as defendants in various litigation matters relating to the spinoff.

LoyaltyOne, Co. (the LVI subsidiary that operated its Canadian AIR MILES business) filed suit against Bread Financial and its general counsel in the Ontario Superior Court of Justice in

Canada in October 2023. The lawsuit asserts that Bread Financial’s general counsel, in his capacity as a pre-spinoff director of LoyaltyOne, Co., breached various fiduciary duties owed to LoyaltyOne, Co. in connection with the LVI spinoff and certain other transactions, and that Bread Financial assisted in and benefited from those breaches. The lawsuit seeks damages in the amount of $775 million.

Pursuant to LVI’s Chapter 11 Plan, LVI and a liquidating trustee also established a liquidating trust to pursue claims, including against individuals and entities in respect of the spinoff transaction, and in February 2024 that liquidating trustee commenced certain actions against Bread Financial. Specifically: (i) in LVI’s U.S. Chapter 11 case in the Bankruptcy Court for the Southern District of Texas, the liquidating trustee filed an adversary proceeding against Bread Financial and its general counsel alleging actual and constructive fraudulent transfers, among other claims, in connection with the spinoff; and (ii) in Delaware Chancery Court, the liquidating trustee filed an action against Bread Financial, each of the members of Bread Financial’s Board of Directors at the time of the spinoff, and certain members of Bread Financial’s executive management team alleging breaches of fiduciary duties (and aiding and abetting breaches of fiduciary duties), in connection with the spinoff. Among other things, in each of these actions the liquidating trustee seeks damages in the amount of approximately $750 million plus interest, fees and expenses. LoyaltyOne, Co. is also contesting Bread Financial’s entitlement to certain potential tax refunds under the tax matters agreement, and Bread Financial may also become involved in other disputes with respect to the spinoff agreements with LVI, or incur other liabilities or obligations under contractual arrangements with LVI.

Finally, a putative federal securities class action complaint was filed in April 2023 against Bread Financial and current and former members of Bread Financial’s management team concerning disclosures made about LVI’s business.

While Bread Financial believes that each of these suits and any other claims in connection with the spinoff are without merit and Bread Financial will defend itself vigorously, litigation is complex and the outcomes are inherently uncertain. However, any dispute relating to the spinoff could distract management, result in legal and other costs, and otherwise adversely impact Bread Financial’s financial position, results of operations and financial condition, which could have an adverse effect on the financial position of the bank and its ability to service the receivables.

Adverse developments affecting the economy and the financial services industry, may have a material adverse effect on the bank.

As described above under “Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business,” various factors can negatively affect consumer spending and the retail economy, and some or all of such factors can also have an adverse effect on the financial services industry. For example, in 2023, three large regional U.S. banks were closed or went into receivership. If other banks or financial institutions enter receivership or become insolvent in the future due to factors affecting the banking system and financial markets, it could have an adverse effect on the liquidity of the U.S. financial system and, among other things, the cost, availability and accessibility of commercial financing, any of which could adversely affect the ability of the bank and its retail partners to finance their operations and the ability of the servicer to service the receivables.

More broadly, these events created elevated concern among market participants about the liquidity, default, and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for the bank to acquire financing or refinancing on acceptable terms, or at all. These or similar events may also result in potentially adverse changes to laws or regulations governing banks, including, for example, the imposition by the FDIC of higher capital, liquidity or interest rate risk requirements, or may prompt the FDIC to increase its premiums above current levels or issue special assessments. Any of these occurrences could have material adverse impacts on the bank’s liquidity and its business operations and financial condition, and could restrict the manner in which the servicer is able conduct its activities on behalf of the trust or otherwise adversely affect the bank’s ability to service the receivables.

Risks relating to the structure of the securitization transaction.

Some liens would be given priority over your notes which could cause delayed or reduced payments.

We and the bank intend for the transfer of the receivables to be a sale. Even so, a court could conclude that we or the bank own the receivables and that the trust holds only a security interest. Even if a court were to reach that conclusion, however, steps will be taken to give the trust a first-priority perfected security interest in the receivables. Nevertheless, a tax or governmental lien or other lien imposed under applicable state or federal law without consent on our property or the bank’s property arising before receivables are transferred to the trust may be senior to the trust’s interest in the receivables. In addition, the relevant documents permit the bank to transfer the receivables to us subject to liens for taxes that are not yet due or are being contested. Regardless of whether the transfer of the receivables is a sale or a secured borrowing, if any such liens exist, the claims of the creditors holding such liens would be superior to our rights and the rights of the trust, thereby possibly delaying or reducing payments on the notes.

Additionally, if a receiver or conservator were appointed for the bank, the fees and expenses of the receiver or conservator might be paid from the receivables before the trust receives any payments on the receivables. In addition, the trust may not have a first-priority perfected security interest in collections that have been commingled with other funds, and collections will generally be commingled with other funds of the servicer for two business days prior to deposit in a trust account. If any of these events were to occur, payments to you could be delayed or reduced. See “The Issuing Entity—Perfection and Priority of Security Interests” in this prospectus.

In addition, a tax or governmental lien imposed under applicable state or federal law without consent on our property may be senior to the issuing entity’s interest in the collateral certificate.

Limited remedies for breaches of representations could reduce or delay payments.

When we transfer the receivables to the trust, we make representations and warranties relating to the validity and enforceability of the receivables arising under the accounts designated to the trust, and as to the perfection and priority of the trust’s interest in the receivables. However, none of the trustee for World Financial Network Credit Card Master Trust, the owner trustee or the indenture trustee will make any examination of the receivables or the related assets to determine the presence of defects or compliance with the representations and warranties or for any other purpose.

A representation or warranty relating to the receivables may be violated if the related obligors have defenses to payment or offset rights, or our creditors or creditors of the bank claim rights to the trust assets. If a representation or warranty is violated, we may have an opportunity to cure the violation. If we are unable to cure the violation within the specified time period or if there is no right to cure the violation, we must accept reassignment of the receivables affected by the violation. These reassignments are the only remedy for breaches of representations and warranties, even if the issuing entity’s damages exceed the reassignment price. See “The Trust Portfolio—Representations and Warranties of the Depositor” in this prospectus.

We may assign our obligations as depositor and the bank may assign its obligations as servicer.

In our capacity as depositor and the bank’s capacity as servicer, either of us may transfer our rights and obligations under the pooling and servicing agreement and transfer and servicing agreement to one or more entities without noteholders’ consent so long as specific conditions are satisfied. See “The Depositor—Assignment of Depositor’s Interests; Merger or Consolidation” and “The Servicer—Resignation of Servicer” and “—Merger or Consolidation of Servicer” in this prospectus. The entity assuming the rights and obligations may or may not be affiliated with us or the bank. After the assignment, either we or the bank, as the case may be, would have no further liability or obligation under the pooling and servicing agreement or transfer and servicing agreement, other than those liabilities that arose prior to the transfer.

It may be difficult to find a suitable successor servicer if the bank ceases to act as servicer.

If the bank is terminated as servicer as described under “The Servicer—Servicer Default; Successor Servicer” in this prospectus, the issuing entity will appoint a successor servicer. Because the bank, as servicer, has significant responsibilities with respect to the servicing of the transferred receivables, the trustee may have difficulty finding a suitable successor servicer. Potential successor servicers may not have the capacity to adequately perform the duties required of a successor servicer or may not be willing to perform those duties for the amount of the servicing fee currently payable under the transfer and servicing agreement and pooling and servicing agreement. If no successor has been appointed and has accepted the appointment by the time the servicer ceases to act as servicer, the trustee will automatically become the successor servicer. U.S. Bank National Association, the trustee, does not have credit card operations. If U.S. Bank National Association is automatically appointed as successor servicer it may not have the capacity to perform the duties required of a successor servicer and current servicing compensation under the transfer and servicing agreement and pooling and servicing agreement may not be sufficient to cover its actual cost and expenses of servicing the accounts.

A mismatch between the note interest rate and the receivables interest rate may result in reduced or early payments to you.

Some accounts may have finance charges assessed at a variable rate. The notes of your series bear interest at [a fixed rate][a floating rate based on a different index than the index related to the receivables]. If the interest rate charged on the accounts declines, collections of finance charge receivables may be reduced without a corresponding reduction in the amounts of interest payable on your notes and other amounts required to be paid out of collections of finance charge receivables. If the interest rate on the accounts declines or the interest rate on your series increases, this could decrease the spread, or difference, between collections of finance charge receivables and those collections allocated to make interest payments on your notes. This would increase the risk of early repayment of your notes, as well as the risk that there may not be sufficient collections to make all required payments on your notes.

[Payments on the Class M notes are subordinate to payments on the Class A notes.]

[If you buy Class M notes, your interest payments will be subordinate to interest payments on the Class A notes, and your principal payments will be subordinate to principal payments on the Class A notes as follows:

•	You will not receive any interest payments on your Class M notes on any distribution date until the full amount of interest then payable on the Class A notes has been paid in full.

•	In addition, you will not receive any principal payments on your Class M notes on any distribution date until the entire principal amount of the Class A notes has been paid in full.

As a result of these features, any reduction in the collateral amount for your series due to charge-offs, dilution or reallocation of principal collections will reduce payments on the Class M notes before reducing payments on the Class A notes. If the total amount of reductions to the collateral amount exceeds the sum of the principal amount of the Class B notes, the Class C notes and the Class D notes, then the Class M notes may not be repaid in full. If receivables are sold after an event of default, the net proceeds of that sale would be paid first to the Class A noteholders until the outstanding principal amount of the Class A notes and all accrued and unpaid interest payable to the Class A noteholders have been paid in full before any payments would be made to the Class M noteholders.]

[Payments on the Class B notes are subordinate to payments on the Class A notes and the Class M notes.]

[If you buy Class B notes, your interest payments will be subordinate to interest payments on the Class A notes and the Class M notes, and your principal payments will be subordinate to principal payments on the Class A notes and the Class M notes as follows:

•

You will not receive any interest payments on your Class B notes on any distribution date until the full amount of interest then payable on the Class A notes and the Class M notes, in each case, has been paid in full.

•

In addition, you will not receive any principal payments on your Class B notes on any distribution date until the entire principal amount of the Class A notes and the Class M notes has been paid in full.

As a result of these features, any reduction in the collateral amount for your series due to charge-offs, dilution or reallocation of principal collections will reduce payments on the Class B notes before reducing payments on the Class M notes or the Class A notes. If the total amount of reductions to the collateral amount exceeds the principal amount of the Class C notes and the Class D notes, then the Class B notes may not be repaid in full. If receivables are sold after an event of default, the net proceeds of that sale would be paid first to the Class A notes and then to the Class M notes, in each case until the outstanding principal amount of the specified class and all accrued and unpaid interest payable to the specified class have been paid in full before any payments would be made to the Class B noteholders.]

[Payments on the Class C notes are subordinate to payments on the Class A notes, the Class M notes and the Class B notes.]

[If you buy Class C notes, your interest payments will be subordinate to interest payments on the Class A, the Class M notes and the Class B notes, and your principal payments will be subordinate to principal payments on the Class A notes, Class M notes, and Class B notes as follows:

•

You will not receive any interest payments on your Class C notes on any distribution date until the full amount of interest then payable on the Class A notes, the Class M notes and the Class B notes has been paid in full.

•

In addition, except under the limited circumstances described under “Description of Series Provisions—Credit Enhancement—Spread Account,” you will not receive any principal payments on your Class C notes on any distribution date until the entire principal amount of the Class A notes, the Class M notes and the Class B notes has been paid in full.

As a result of these features, any reduction in the collateral amount for your series due to charge-offs, dilution or reallocation of principal collections will reduce payments on the Class C notes before reducing payments on the Class B notes, Class M notes or Class A notes. If the total amount of reductions to the collateral amount exceeds the principal amount of the Class D notes, then the Class C notes may not be repaid in full. If receivables are sold after an event of default, the net proceeds of that sale would be paid first to the Class A notes, second to the Class M notes and third to the Class B notes, in each case until the outstanding principal amount of the specified class and all accrued and unpaid interest payable to the specified class have been paid in full before any payments would be made to the Class C noteholders.]

[Payments on the Class D notes are subordinate to payments on the Class A notes, the Class M notes, the Class B notes and the Class C notes.]

[If you buy Class D notes, your interest payments will be subordinate to interest payments on the Class A, the Class M notes, the Class B notes and the Class C notes, and your principal payments will be subordinate to principal payments on the Class A notes, Class M notes, Class B notes and Class C notes as follows:

•

You will not receive any interest payments on your Class D notes on any distribution date until the full amount of interest then payable on the Class A notes, the Class M notes, the Class B notes and the Class C notes has been paid in full.

•

In addition, you will not receive any principal payments on your Class D notes on any distribution date until the entire principal amount of the Class A notes, the Class M notes, the Class B notes and the Class C notes has been paid in full.

As a result of these features, any reduction in the collateral amount for your series due to charge-offs, dilution or reallocation of principal collections will reduce payments on the Class D notes before reducing payments on the Class C notes, Class B notes, Class M notes or Class A notes. If the total amount of reductions to the collateral amount exceeds the excess collateral amount, then the Class D notes may not be repaid in full. If receivables are sold after an event of default, the net proceeds of that sale would be paid first to the Class A notes, second to the Class M notes, third to the Class B notes and fourth to the Class C notes, in each case until the outstanding principal amount of the specified class and all accrued and unpaid interest payable to the specified class have been paid in full before any payments would be made to the Class D noteholders.]

[If the qualified maturity agreement for your notes terminates prior to the expected principal payment date for your notes, delays in payment of the notes could occur.]

[The controlled accumulation period may be suspended if the issuing entity obtains a qualified maturity agreement. The provider of that agreement will agree to deposit in the principal accumulation account for your notes on or before its expected principal payment date an amount equal to the outstanding principal amount of the notes. The issuing entity may be required to terminate a qualified maturity agreement prior to the expected principal payment date if the institution providing the qualified maturity agreement ceases to be an Eligible Institution or an institution eligible to hold a Qualified Account. See also “Description of Series Provisions—Suspension and Postponement of Controlled Accumulation Period”. If a qualified maturity agreement is terminated prior to the expected principal payment date of your notes and the issuing entity is unable to obtain a substitute qualified maturity agreement, the issuing entity may not be able to accumulate a sufficient amount of principal collections to pay your series in full on the expected principal payment date.]

[During the funding period, the amount of finance charge collections allocated to your series, together with investment earnings and other amounts available to your series, may be less than the amount of funds that would be available to your series if your series were not in a funding period.]

[During the funding period, your interest in the receivables—which we refer to as the collateral amount—will be less than the outstanding principal amount of your series to the extent of the balance on deposit in the pre-funding account. Since the allocation of finance charges to your series is based in part upon your collateral amount, your series will not receive an allocation of finance charge collections during the funding period fully commensurate with the outstanding principal amount of the Series 20[_]-[_] notes.

Investment earnings on the balance in the pre-funding account will be used like finance charge collections allocated to your series to make interest and other payments, but the yield on those investments is expected to be less than the yield that would be received if such amounts were invested in receivables. In addition, although amounts may be released from the pre-funding account on any day during the funding period on or after [_] [_], 20[_] and will result in a corresponding increase in the collateral amount for your series, the allocation percentage used for purposes of allocating finance charge collections to your series will not be reset to reflect this increase until the following monthly period. As a result, the rate of investment earnings on funds on deposit in the pre-funding account will likely decrease during a monthly period as funds are released from the pre-funding account, and such decrease in investment earnings will not be offset by a corresponding increase in the allocation of finance charge collections to your series during that monthly period. A funding period reserve account will be maintained for your series from which specified amounts will be withdrawn on each distribution date and used like finance charge collections allocated to your series to alleviate any such shortfall. Even with these additional funds, the amounts available to make payments to you may be less than if your series were fully supported by receivables.]

[Pairing of your series with Series 20[_]-[_] may cause commencement of an early amortization period if funds sufficient to pay the Series 20[_]-[_] notes in full have not been accumulated on or prior to [_] [_], 20[_].]

[It is expected that the collateral amount for your series will increase during each monthly period on or after [_] [_], 20[_] as funds are set aside to pay the Series 20[_]-[_] notes. We expect that funds in an amount sufficient to pay the principal amount of the Series 20[_]-[_] notes in full will have been set aside by [_] [_], 20[_] and that the collateral amount for your series will have been increased to an amount equal to the outstanding principal amount of your series by that date. If the collateral amount for your series does not equal the full outstanding principal amount of your series by the end of the funding period, the amounts remaining on deposit in the pre-funding account will be released and used to pay down the principal amount of the Class A, Class M, Class B[,] [and] Class C [and Class] D notes, pro rata, based on the initial principal amount of each class. In addition, if funds sufficient to pay the Series 20[_]-[_] notes in full have not been accumulated on or prior to [_] [_], 20[_], an early amortization event will occur for your series and the principal amount of your series, after giving effect to the repayment described in the preceding sentence, will begin to be repaid on each distribution date until the Series 20[_]-[_] notes are paid in full. See “Description of Series Provisions—Early Amortization Period.” We cannot assure you that you would be able to reinvest any such released funds in similar securities or at a comparable rate of return at that time.]

[Your series will only receive an allocation of principal collections based on the initial collateral amount until the Series 20[_]-[_] notes are paid in full or sufficient funds are accumulated for this purpose.]

[Your series will only be entitled to receive an allocation of principal collections based on the collateral amount on the closing date until the monthly period following the monthly period in which sufficient funds have been accumulated to pay the Series 20[_]-[_] notes in full. As a result, your series will have fewer reallocated principal collections to cover required payments of interest on the Class A notes, the Class M notes[,] [and] the Class B notes [and the Class C notes] [and the Class D notes], [net swap payments due from the issuing entity] and monthly servicing fee payments, if your series’ share of finance charge collections, other amounts treated as finance charge collections and excess finance charge collections available from other series are not sufficient to make these payments. Even if an early amortization event occurs for your series, your series will only be entitled to receive an allocation of principal collections based on the collateral amount on the closing date until the monthly period following the monthly period in which sufficient funds have been accumulated to pay the Series 20[_]-[_] notes in full. See “Description of Series Provisions—Pairing of Series 20[_]-[_] with Series 20[_]-[_]” and “—Allocation Percentages.”]

[Default by a swap counterparty or termination of an interest rate swap could reduce or delay payments and may cause commencement of an early amortization period or a reduction in the ratings of the notes.]

[The interest rate swaps expose you to risks arising from the failure of either a swap counterparty or the issuing entity to perform its obligations thereunder or from the early termination of an interest rate swap. If a swap counterparty does not make a required payment due under the interest rate swap, the issuing entity will have less funds available to make interest payments on the notes. Continuance of such failure for five business days will cause the early amortization period to commence. If either a swap counterparty or the issuing entity does not make a payment due under an interest rate swap, the other party may initiate an early termination of the interest rate swap. If the ratings of a swap counterparty are reduced below certain levels established by the rating agencies hired to rate the notes, that swap counterparty will be required to assign its rights and obligations under the applicable interest rate swap to a replacement swap counterparty, post collateral or make other arrangements satisfactory to the rating agencies within certain grace periods. The interest rate swaps may be terminated if that swap counterparty fails to do so. If an interest rate swap is terminated or a swap counterparty fails to perform its obligations (whether following a ratings downgrade or otherwise) under the interest rate swap, we cannot assure you that the trust would be able to enter into a replacement interest rate swap or make other arrangements to hedge the issuing entity’s interest payment obligations. The early termination of an interest rate swap will cause an early amortization event and commencement of the early amortization period if the issuing entity does not enter into a replacement interest rate swap or enter into an alternative arrangement satisfactory to the rating agencies.

If the early amortization period commences as a result of any of the foregoing, you could be paid sooner than expected and may not be able to reinvest the amount paid to you at the same rate you would have been able to earn on your notes. If the affected interest rate swap is not terminated following the swap counterparty’s failure to perform, the issuing entity may have less funds available to pay interest on the notes. In addition, the ratings of the notes may be reduced, which could affect your ability to sell your notes. See “Description of Series Provisions—Interest Rate Swaps” and “Description of the Notes—Early Amortization Events.”]

Legal, regulatory and insolvency risks.

Appointment of a conservator or receiver for Comenity Bank could delay or reduce payment of your notes.

If the bank were to become insolvent, or if the bank were to violate laws or regulations applicable to it, the Federal Deposit Insurance Corporation (the “FDIC”) could act as conservator or receiver for the bank. In that role, the FDIC would have broad powers to repudiate contracts to which the bank was party if the FDIC determined that the contracts were burdensome and that repudiation would promote the orderly administration of the bank’s affairs. Among the contracts that might be repudiated are the receivables purchase agreement under which the bank transfers receivables to us and the pooling and servicing agreement and transfer and servicing agreement, pursuant to which the bank has agreed to service the receivables. Also, if the FDIC were acting as the bank’s conservator or receiver, the FDIC might have the power to extend its repudiation and avoidance powers to us because we are a wholly-owned subsidiary of the bank.

If the FDIC were acting as the bank’s conservator or receiver, the FDIC would also be able to exercise any powers granted to it by Delaware law. However, we do not expect any existing powers given to the FDIC, in its capacity as conservator or receiver, under Delaware law would permit the FDIC to recover or reclaim the transferred receivables or to avoid the obligations of the bank under the receivables purchase agreement.

Also, none of us, the issuing entity, World Financial Network Credit Card Master Trust, the trustee for World Financial Network Credit Card Master Trust or the indenture trustee could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect the bank’s rights under those contracts without the FDIC’s consent, for 90 days after the receiver is appointed or 45 days after the conservator is appointed, as applicable. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of the bank. The requirement to obtain the FDIC’s consent before taking these actions relating to a bank’s contracts or property is sometimes referred to as an “automatic stay.”

The FDIC’s repudiation power would enable the FDIC to repudiate the bank’s obligations as servicer and any ongoing repurchase or indemnity obligations under the transaction documents. We will structure the transfers of receivables under the receivables purchase agreement between the bank and us with the intent that they would be characterized as legal true sales. If the transfers are so characterized, then the FDIC should not be able to recover or reclaim the transferred receivables using its repudiation power. However, if those transfers were not respected as legal true sales, then we would be treated as having made a loan to the bank, secured by the transferred receivables. The FDIC ordinarily has the power to repudiate secured loans and then recover the collateral after paying damages (as described further below) to the lenders.

The FDIC has, however, made statements that suggest it may believe it has the power to recover any asset that is shown on a bank’s balance sheet, and stated that determination of whether or not there has been a legal true sale would take time, possibly causing delays in payment. The transfers of receivables by the bank to us will not be treated as sales for accounting purposes and the receivables will be shown on the bank’s balance sheet. If the FDIC were to successfully assert that the transfer of receivables under the receivables purchase agreement between the bank and us was not a legal true sale, then we would be treated as having made a loan to the bank, secured by the transferred receivables. If the FDIC repudiated that loan, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as conservator or receiver. There is no statutory definition of “actual direct compensatory damages,” but the term does not include damages for lost profits or opportunity.

The staff of the FDIC takes the position that upon repudiation these damages would not include interest accrued to the date of actual repudiation, so the issuing entity would receive interest only through the date of the appointment of the FDIC as conservator or receiver. The FDIC may repudiate a contract within a “reasonable time” of its appointment and the issuing entity may not have a claim for interest accrued during this period. In addition, in one case involving the repudiation by the Resolution Trust Corporation, formerly a sister agency of the FDIC, of certain secured zero-coupon bonds issued by a savings association, a United States federal district court held that “actual direct compensatory damages” in the case of a marketable security meant the market value of the repudiated bonds as of the date of repudiation. If that court’s view were applied to determine the “actual direct compensatory damages” in the circumstances described above, the amount of damages could, depending upon circumstances existing on the date of the repudiation, be less than the principal amount of the related securities and the interest accrued thereon to the date of payment.

We believe that some of the powers of the FDIC described above have been limited as a result of the “safe harbors” adopted by the FDIC in a regulation entitled “Treatment of financial assets transferred in connection with a securitization or participation,” which is referred to as the FDIC rule in this prospectus. The FDIC has adopted four different “safe harbors,” each of which limits the powers that the FDIC can exercise in the insolvency of an insured depository institution when it is appointed as receiver or conservator. Subject to the considerations discussed below, the relevant safe harbor for the trust will be the safe harbor for obligations of revolving trusts or master trusts, for which one or more obligations were issued prior to September 27, 2010. We sometimes refer to the satisfaction of the conditions for the relevant safe harbor as meeting “grandfathered safe harbor status.”

Under the grandfathered safe harbor status, the FDIC has stated that, if certain conditions are met, it will not use its repudiation power to reclaim, recover or recharacterize as property of an FDIC-insured depository institution any financial assets transferred by the depository institution in connection with a securitization transaction. The applicability of the safe harbor to the trust and the securitizations contemplated by this prospectus requires, among other things, that the transfers of the receivables meet the conditions for sale accounting treatment under generally accepted accounting principles in effect for reporting periods prior to November 15, 2009. The bank believes that the transfers meet these conditions; however, no independent audit or review has been made regarding the bank’s determination that the transfers of receivables made after December 31, 2009 meet the conditions for sale accounting treatment under generally accepted accounting principles in effect for reporting periods prior to November 15, 2009. If any of the conditions for this safe harbor status were found not to have been met, the FDIC’s rights to reclaim, recover, or recharacterize the bank’s transfer of receivables would not be restricted.

While the bank’s transfers of receivables are presently intended to meet all the conditions for grandfathered safe harbor status, future transfers of receivables may not meet one or all of those conditions and instead may occur in reliance on safe harbor regulations promulgated by the FDIC other than grandfathered safe harbor status, or in reliance on other guidance provided by the FDIC with respect to securitization transactions generally or the bank’s securitization transactions specifically. Should such future transfers not meet the criteria for grandfathered safe harbor status, even if they otherwise meet the requirements of the current FDIC safe harbor regulation, any successor regulation then in effect or any other FDIC guidance, there may be adverse consequences for you, including, but not limited to, a delay in receiving payments of ten (10) business days or more if the FDIC is appointed conservator or receiver and fails to pay or apply collections in accordance with the transaction documents. More specifically, under the provisions of the current FDIC safe harbor regulation that apply to transactions that are not subject to grandfathered safe harbor status, the FDIC has stated that if certain conditions are satisfied, then:

•

If the FDIC, as conservator or receiver, provides written notice of repudiation of the transaction document pursuant to which the receivables were transferred, and the FDIC does not pay damages within ten (10) business days following the effective date of such notice, the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the receivables and exercising remedies, including self-help remedies, as a secured creditor pursuant to the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business to facilitate the exercise of these contractual rights. The damages to be paid by the FDIC are the par value of the obligations issued in the securitization on the date of appointment of the FDIC as conservator or receiver, less any payments of principal received by holders of the obligations through the date of repudiation of the transaction document, plus unpaid accrued interest through the date of repudiation (to the extent actually received on the financial assets through such date). Upon payment of these damages, all liens or claims on the receivables under the transaction document will be released.

•

If, after appointment of the FDIC as conservator or receiver, the FDIC is in monetary default due to its failure to pay or apply collections from the receivables in accordance with the transaction documents, whether as servicer or otherwise, and remains in monetary default for ten (10) business days after written notice thereof, then the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the receivables and exercising remedies, including self-help remedies, as a secured creditor under the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of such contractual rights. The insolvent bank will have no further obligations under the transaction documents.

If future transfers occur in reliance on regulations or guidance other than grandfathered safe harbor status, your rights may be impacted in additional ways, and payments to you could be delayed or reduced.

Regardless of whether any particular safe harbor regulation applies or the transfers under the receivables purchase agreement between the bank and us are respected as legal true sales, as conservator or receiver for the bank the FDIC could:

•	require the issuing entity or any of the other transaction parties to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against the bank; or

•	repudiate without compensation the bank’s ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	prior to any such repudiation of a servicing agreement, prevent the trustee or the noteholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as conservator or receiver, and (2) any property in the possession of the FDIC, as conservator or receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC.

If the FDIC were to successfully take any of these actions, the amount payable to you could be lower than the outstanding principal and accrued interest on the notes, thus resulting in losses to you.

We are a wholly-owned bankruptcy remote subsidiary of the bank and our limited liability company agreement limits the nature of our business. If, however, we became a debtor in a bankruptcy case, and either our transfer of the receivables to the trust or our transfer of the collateral certificate to the issuing entity were construed as a grant of a security interest to secure a borrowing, your payments of outstanding principal and interest could be delayed and possibly reduced.

Because we are a wholly-owned subsidiary of the bank, certain banking laws and regulations may apply to us, and if we were found to have violated any of these laws or regulations, payments to you could be delayed or reduced. In addition, if the bank entered conservatorship or receivership, the FDIC could seek to exercise control over the receivables, the collateral certificate or our other assets on an interim or a permanent basis. Although steps have been taken to minimize this risk, the FDIC could argue that—

•	our assets (including the receivables and the collateral certificate) constitute assets of the bank available for liquidation and distribution by a conservator or receiver for the bank;

•	we and our assets (including the receivables and the collateral certificate) should be substantively consolidated with the bank and its assets; or

•	the FDIC’s control over the receivables or the collateral certificate is necessary for the bank to reorganize or to protect the public interest.

If these or similar arguments were made, whether successfully or not, payments to you could be delayed or reduced. Furthermore, regardless of any decision made by the FDIC or ruling made by a court, the fact that the bank has entered conservatorship or receivership could have an adverse effect on the liquidity and value of the notes.

In the receivership of an unrelated national bank, the FDIC successfully argued that certain of its rights and powers extended to a statutory trust formed and owned by that national bank in connection with a securitization of credit card receivables. If the bank were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to us, World Financial Network Credit Card Master Trust or the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the indenture trustee, World Financial Network Credit Card Master Trust, the issuing entity or other parties to the transaction under any transaction document, losses to noteholders could result.

If a conservator or receiver were appointed for the bank, an early payment of principal on all outstanding series could result. Under the terms of the agreement that governs the transfer of the receivables from us to the trust, new principal receivables would not be transferred to the trust. However, the conservator or the receiver may have the power, regardless of the terms of that agreement, to prevent the early payment of principal or to require new principal receivables to continue being transferred. The conservator or receiver may also have the power to alter the terms of payment on the collateral certificate or your notes. In addition, the conservator or receiver may have the power to prevent either the indenture trustee or the noteholders from appointing a new servicer or administrator, to direct the servicer or administrator to stop servicing the receivables or providing administrative services, or to increase the amount or the priority of the servicing fee or administrative fee due to the bank or otherwise alter the terms under which the bank services the receivables or provides administrative services to us or the issuing entity. See “The Issuing Entity—Conservatorship and Receivership; Bankruptcy” in this prospectus.

There may be other provisions in the transaction documents that purport to deal with the bankruptcy or insolvency of the bank, us, the trust, the issuing entity, or other parties to the transactions, but such provisions may not be enforceable.

In addition, at any time, if the appropriate banking regulatory authorities, including the Delaware State Bank Commissioner, were to conclude that an obligation of the bank under the agreement governing the transfer of receivables to us or the servicing agreement were an unsafe or unsound practice or violated any law, rule or regulation applicable to the bank, the appropriate regulatory authorities could order the bank to rescind or amend the terms of such obligation. See “The Sponsor—Certain Regulatory Matters” in this prospectus.

Current, pending and proposed regulation and legislation relating to consumer protection laws may impede collection efforts or reduce or delay collections.

The bank is subject to extensive federal and state regulation and supervision. Federal and state legislative bodies and regulatory agencies continually review banking laws, regulations and policies for possible changes. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations, as well as increased intensity in supervision, often impose additional compliance costs. The scope of the laws and regulations and the intensity of the supervision to which the bank is subject have increased in recent years, initially in response to the financial crisis, and more recently in light of other factors such as technological and market changes and the high-profile bank failures in the first half of 2023. Regulatory enforcement and fines have also increased across the banking and financial services sector. Heightened regulatory scrutiny may also arise from occurrences and circumstances specific to the bank, such as the disruptions and other adverse consequences of the Services Transition described below under “—The bank’s credit card operations could be adversely impacted if third party vendors fail to fulfill their obligations.” Further, while the new Presidential Administration and the congressional majorities in the U.S. Senate and House of Representatives support reducing the regulatory burden, the scope of legislation, executive action and regulation and the intensity of supervision will likely remain uncertain in the current regulatory and political environments at both the federal and state levels, including with respect to late fees, finance charges, interchange fees, credit card reward programs and other matters. Among other things, such changes could subject us to additional costs, limit the fees and other charges that the bank can impose on customers, limit or prescribe certain other terms of the bank’s products and services, require specified disclosures to consumers, or require that the bank maintain certain qualifications and minimum capital levels. In addition, new regulation could have a material adverse effect on the amount of collections available to the trust or further restrict the manner in which the servicer may conduct its activities on behalf of the trust.

Furthermore, changes in the regulatory and supervisory environments, including new federal or state laws limiting interest rates or late fees, could adversely affect the bank in substantial and unpredictable ways, including by enhancing the ability of others to offer more competitive financial services and products, restricting the bank’s ability to make acquisitions or pursue other profitable opportunities, and negatively impacting the bank’s results of operations and financial condition. Changes in the prevailing interpretations of federal or state laws and related regulations could also invalidate or call into question the legality of certain of the bank’s services and business practices.

The Credit Card Accountability, Responsibility and Disclosure Act of 2009 (the “CARD Act”) revamped credit card disclosures and imposed a number of substantive restrictions on credit card pricing and practices. Among other things, the CARD Act and associated regulations impose requirements and restrictions on changes in terms on credit card accounts, regulates payment processing and how payments are allocated, restricts a card issuer’s ability to reprice credit card accounts, restricts penalty and over limit fees, imposes new disclosure requirements in connection with credit card accounts, limits the amount of late payment fees that can be charged by card issuers, and requires card issuers periodically to reevaluate rate increases and to take action to reduce rates, if appropriate.

The CARD Act and Regulation Z have had an impact on the bank’s ability to originate new accounts as well as the yield it is able to achieve on new and existing accounts. Among other things, the new requirements limit pricing flexibility, limit the ability to change rates, fees and other terms (especially on outstanding balances), give consumers the right to reject many changes, restrict the effectiveness of penalty and risk-based pricing programs, result in the elimination of over limit fees, dictate how certain payments are applied (for example to higher APRs before lower APRs), and impact the time that must be allowed for payment to avoid late fees and to obtain the benefit of a grace period. In addition, significant new disclosure requirements may impact the ways in which consumers use and repay their accounts. The bank has realigned its practices to comply with the CARD Act by adjusting the rates, fees, minimum payments, and other terms on its accounts and the ways in which those accounts are underwritten, managed and processed.

Federal law provides a borrower on active military service with rights that may delay or impair a servicer’s ability to collect on a loan. Compliance with the Military Lending Act (the “MLA”) became effective, with respect to the bank’s credit card programs, on October 3, 2017. The MLA extends specific protections to active-duty members of the military and certain family members (collectively, “covered borrowers”). These protections include, but are not limited to: a limit on the Military Annual Percentage Rate of 36% (“MAPR”), delivery of certain required disclosures before origination and a prohibition on mandatory arbitration agreements. If the bank were to extend credit to a covered borrower without complying with the applicable MLA provisions, the credit card agreement could be void from its inception.

The Servicemembers Civil Relief Act (“SCRA”) also provides protections to a borrower on active military service. The SCRA provides that the interest rate on pre-service debt obligations, such as the receivables, may not exceed 6% while the qualified service member or reservist is on active duty. The trust, as owner of the receivables, will not receive the difference between 6% and the original account interest rate during any such period, nor will such difference be accrued during such period and paid at a later date. The SCRA also permits courts to stay proceedings and execution of judgments against service members and reservists on active duty, which may delay recovery on any receivables in default, which may delay payments on the notes.

Additionally, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) established the Consumer Financial Protection Bureau (the “CFPB”), a federal consumer protection regulator. The CFPB assumed rulemaking authority under the existing federal consumer financial protection laws, and enforces those laws against and examines certain non-depository institutions and insured depository institutions with total assets greater than $10 billion and their affiliates, including Comenity Bank and Comenity Capital Bank. In addition, the CFPB’s broad rulemaking authority may impact the bank’s operations, including with respect to deferred interest products. For example, the CFPB’s rulemaking authority may allow it to change regulations adopted in the past by other regulators, including regulations issued under the Truth in Lending Act or the CARD Act.

The ability of the CFPB to rescind or ignore past regulatory guidance could increase the bank’s compliance costs and litigation exposure. Further, the CFPB has broad authority to prevent “unfair, deceptive or abusive” acts or practices and has taken action against other credit card issuers and financial services companies. Evolution of these standards could result in changes to pricing, practices, procedures and other activities relating to the accounts in ways that could reduce the associated return. It is unclear what changes would be promulgated by the CFPB and what effect, if any, such changes would have on the trust assets. See “—Financial regulatory reform legislation could have a significant impact on us, the issuing entity or the bank” below.

The CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization vehicles. On December 13, 2021, in an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by a securitization trust by holding that the trust is a “covered person” under the Dodd-Frank Act because it engages in the servicing of loans, even if through servicers and subservicers. CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.). On February 11, 2022, the district court certified its decision for an immediate interlocutory appeal to the United States Court of Appeals for the Third Circuit, recognizing that one could “reasonably disagree” with its decision and that the threshold issue was both important and potentially dispositive. In addition, the district court stayed the case while the appellate court decided whether to grant review, which it did on April 29, 2022. On November 14, 2022, the attorneys general of 22 states and the District of Columbia filed an amicus brief supporting the CFPB’s position. The appeal was argued May 17, 2023. On March 19, 2024, the Third Circuit affirmed the district court’s decision. Consumer Fin. Prot. Bureau v. Nat’l Collegiate Master Student Loan Tr., 96 F.4th 599 (3d Cir. 2024). On August 16, 2024, a petition for a writ of certiorari was filed with the U.S. Supreme Court, which was denied on December 16, 2024. Although the case was subsequently voluntarily dismissed by the CFPB, the Third Circuit’s ruling may encourage the CFPB and state attorneys general, who have the independent authority to enforce the Dodd-Frank Act and other consumer protection laws, to continue investigating and bringing enforcement actions against other trusts and securitization vehicles, such as the issuing entity, in the future.

In the normal course of business, from time to time, the bank has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its business activities. While historically the arbitration provision in the bank’s customer agreements generally has limited the bank’s exposure to consumer class action litigation, there can be no assurance that the bank will be successful in enforcing the arbitration clause in the future. There may also be legislative, administrative or regulatory efforts to directly or indirectly prohibit the use of pre-dispute arbitration clauses.

The requirements of the CARD Act and any future adverse changes in federal and state consumer protection laws or regulations, or adverse changes in their applicability or interpretation, could make it more difficult for the servicer to collect payments on the receivables or reduce the finance charges and other fees that can be charged, resulting in reduced collections.

In March 2024, the CFPB published a final rule that would have significantly reduced the safe harbor amount for late fees that large credit card issuers are authorized to charge.

The rule was challenged and subsequently enjoined by the U.S. District Court for the Northern District of Texas. After a change in leadership at the CFPB, the parties jointly moved the district court to enter a consent judgment vacating the rule, which the court granted. Although the March 2024 final rule has been vacated, future rulemakings under the CARD Act could materially impact the amount of late fees or other fees credit card issuers can charge.

If as a result of the requirements of the CARD Act or any adverse changes in these laws or regulations or in their interpretation, the bank or its affiliates were required to reduce their finance charges, late fees and other fees, resulting in a corresponding decrease in the effective yield of the credit card accounts designated to the trust, an early amortization event could occur and could result in an acceleration of payment or reduced payments on your notes.

Other examples of federal and state legislation we are tracking include legislation intended to place caps on the interest rates that we and other financial institutions are permitted to charge. For example, in 2023, Colorado passed a law (initially effective July 2024) to opt out of the Depository Institutions Deregulation and Monetary Control Act (DIDMCA), a federal law addressing permissible rates on interstate loans made by state-chartered banks. Colorado contends that, by opting out of DIDMCA, Colorado would have the ability to impose its interest rate limits (generally capped at 21%) and fee terms (e.g., $15 late fee and 10-day grace period) on any loan made by a state-chartered bank located outside of Colorado to a resident of Colorado located in Colorado at the time of the loan. This Colorado law is currently subject to a preliminary injunction, but that injunction has been appealed to the U.S. Court of Appeals for the Tenth Circuit and the district court’s decision could be reversed by that court. Legislators in other states have introduced similar legislation. We cannot provide any assurance as to the outcome of the litigation over Colorado’s law or as to other similar pending or future legislation in other states, any of which would have an adverse effect on our business and results of operations. President Trump and various federal legislators have also recently made public statements regarding potential efforts to place caps on credit card interest rates, and a bill was introduced in the U.S. Senate in February 2025 proposing to cap credit card interest rates at 10%.

There remains considerable uncertainty as to the future of the CFPB and the areas of focus or priorities of the CFPB under Acting Director Vought and any successor Director, including Mr. McKernan, if confirmed. There is also considerable uncertainty as to how other federal and state regulators will react to any changes at the CFPB, which may result in additional or different supervision and enforcement activities of businesses potentially subject to the CFPB’s jurisdiction and could prompt additional legislation regarding financial services from state legislatures. Such developments could adversely affect the credit card accounts or payments on the credit card accounts and consequently may result in delays in payment or losses on your notes. Changes to regulations, regulatory uncertainty, or increase in regulation, supervision and enforcement by other regulatory agencies in response to changes at the CFPB also could result in a material increase in compliance costs, regulatory scrutiny and litigation exposure, any of which may result in a material and adverse effect on the bank.

The bank is also involved, from time to time, in reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding the bank’s business, which could subject the bank to significant fines, penalties, obligations to change its business practices or other requirements.

Receivables that do not comply with consumer protection laws may not be valid or enforceable under their terms against the obligors on those receivables. If a cardholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the cardholder’s obligations to repay amounts due on its account and, as a result, the related receivables would be written off as uncollectible. See “The Trust Portfolio—Consumer Protection Laws” in this prospectus.

From time to time, Congress and state legislatures may also consider legislation to regulate credit card interchange fees and other credit card practices. Several recent events and actions indicate a continuing focus on interchange by legislators. In 2023, for example, legislation was reintroduced in the U.S. House of Representatives and Senate, which, among other things, would require large issuing banks (over $100 billion) to offer a choice of at least two unaffiliated networks over which electronic transactions may be processed. At the state level, the Illinois legislature passed a bill that would, beginning in July 2025, prohibit the charging of interchange fees on sales tax and gratuities and restrict use of electronic payment transaction data except to facilitate or process the transaction or as required by law. This Illinois legislation is being challenged in federal district court, which has preliminarily enjoined the law with respect to state-chartered banks but has not issued a final judgment. Similar legislation has been introduced in other states and, if enacted and absent a successful legal challenge, these laws would have a number of adverse impacts on us, including negatively impacting our interchange revenue.

The bank, the trust, the issuing entity and we could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes.

The bank is subject to the risks of litigation as a result of a number of factors and from various sources, including the highly regulated nature of the financial services industry, the focus of state and federal prosecutors on banks and the financial services industry and the structure of securitization funding programs in the credit card industry.

In the normal course of business, from time to time, the bank has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its business activities. While historically the arbitration provision in the bank’s customer agreements generally has limited the bank’s exposure to consumer class action litigation, there can be no assurance that the bank will be successful in enforcing the arbitration clause in the future. There may also be legislative, administrative or regulatory efforts to directly or indirectly prohibit the use of pre-dispute arbitration clauses.

As an assignee of credit card receivables, the trust or the issuing entity, as applicable, could likewise be subject to the risks of litigation challenging whether non-bank entities purchasing receivables originated by a bank may rely on federal preemption of state usury laws. In particular, the United States Court of Appeals for the Second Circuit, Madden v. Midland Funding, LLC (No. 14-2131-cv, 2015 WL 2435657) 786 F.3d 246 (2d Cir. 2015), cert. denied, 136 S.Ct. 2505 (June 27, 2016), created some level of uncertainty as to whether non-bank entities purchasing loans originated by a bank may rely on federal preemption of state usury laws, and such decision may create an increased risk of litigation by plaintiffs challenging the trust’s or the issuing entity’s ability to collect interest in accordance with the account terms of certain receivables. In Madden, the Second Circuit concluded that a non-bank assignee of a loan originated by a national bank is not entitled to rely on the National Bank Act’s preemption of state usury laws. The U.S. Supreme Court denied the petition for certiorari filed by Midland Funding, LLC, and the case was remanded to the district court.

Although there can be no assurances as to the outcome of any potential litigation, or the possible impact of the litigation on the bank, the trust or the issuing entity, we believe that the Second Circuit’s decision in Madden and the subsequent opinion by the district court on remand should not limit the ability of the bank to securitize its credit card receivables or the ability of the trust and/or the issuing entity to collect interest on the receivables in accordance with their account terms. We believe the facts presented in the Madden case are distinguishable from the sale of receivables by the bank to us and by us to the trust or the issuing entity in that the bank continues to own the credit card accounts giving rise to the transferred receivables, the bank continues to service the receivables and each of the trust and the issuing entity is an affiliate of the bank.

In 2020, federal district courts dismissed two significant cases that had challenged the ability of securitization entities to collect interest at the rates originally contracted for by the originating bank. The plaintiffs in both cases alleged that the defendants’ acquisition, collection and enforcement of the rates and fees in the bank’s credit card agreements for the acquired receivables violated New York’s civil usury law and, that, as in Madden, the defendants, as non-bank entities, are not entitled to the benefit of federal preemption of state usury law. The courts found that application of state usury law would significantly interfere with a national bank’s right to sell and securitize loans and both cases were dismissed. See Petersen et al. v. Chase Funding, LLC et al., (No. 1:19-cv-00741) (W.D.N.Y. June 6, 2019); Cohen et al. v. Capital One Funding, LLC et al., (No. 19-03479 (E.D.N.Y. June 12, 2019), ECF No. 1. Similar litigation against other bank-affiliated special purpose entities participating in securitizations of credit card receivables, such as the trust, the issuing entity and us, may be possible. Any such development would subject such participants to significant expense and exposure to loss and could result in such receivables with rates of interest that exceed applicable state usury limits being subject to interest rate reductions or being deemed void or unenforceable and requiring forfeiture of principal and/or interest (paid or to be paid). If this were to occur with respect to the trust, the issuing entity or us, you may suffer a delay in payment or loss on your notes.

In response to the uncertainty created by Madden, the OCC and the FDIC promulgated final rules to codify the “valid-when-made” doctrine. These rules affirm that if an interest rate is permissible under federal banking law at origination, it continues to be permissible when it is subsequently sold, assigned or otherwise transferred. The OCC final rule became effective on August 3, 2020, and the FDIC final rule became effective on August 21, 2020. Several federal district courts have found these rules binding, but no federal circuit court of appeal has yet ruled on them. See California et al. v. OCC, (No. 4:20-cv-5200-JSW (N.D. Cal. Feb. 8, 2022)); California et al. v. FDIC, (No. 4:20-cv-5860-JSW) (N.D. Cal. Feb. 8, 2022). Notwithstanding the foregoing, it remains uncertain what deference courts will ultimately give to these final rules. There can be no assurance that the FDIC rule will be given effect by courts and regulators in a manner that actually mitigates usury and related risks to the issuing entity or the receivables.

Financial regulatory reform legislation could have a significant impact on us, the issuing entity or the bank.

On July 21, 2010, the Dodd-Frank Act was enacted into law. The Dodd-Frank Act constituted a sweeping reform of the regulation and supervision of financial institutions, as well as of the regulation of derivatives and capital market activities, certain aspects of which are described below under “—The bank depends on its ability to sell and securitize its credit card receivables to fund new receivables.” The Dodd-Frank Act created new federal governmental entities responsible for overseeing different aspects of the U.S. financial services industry, including identifying emerging systemic risks. It also shifted certain authorities and responsibilities among federal financial institution regulators, including regarding the supervision of insured depository institutions and their holding companies, and the regulation of consumer financial services and products.

Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the appropriate federal regulatory agencies. Some of the regulations required to be adopted under the Dodd-Frank Act still need to be finalized. Because of the complexity of the Dodd-Frank Act, and its effects on the financial markets and their participants, will not be fully known for an extended period of time. Therefore, the requirements imposed by the Dodd-Frank Act may have a significant impact on the issuing entity or the bank or their affiliates, including on the level of credit card receivables held in the issuing entity, the servicing of those credit card receivables, or the amount of notes issued in the future. Furthermore, the Economic Growth, Regulatory Relief and Consumer Protection Act, signed into law in 2018, repeals or modifies certain provisions of the Dodd-Frank Act.

The Dodd-Frank Act also requires the SEC to review any references to or requirements regarding credit ratings in its regulations, remove those references or requirements and substitute other appropriate standards of creditworthiness in place of the credit ratings, and undertake a number of rulemakings related to the asset-backed securities market. One aspect of these rulemaking efforts will involve a review by the SEC of certain exclusions and exemptions that allow asset-backed issuers to avoid being regulated as investment companies under the Investment Company Act. The SEC has issued an advance notice of proposed rulemaking indicating that it is considering proposed amendments to these exclusions and exemptions under the Investment Company Act and requesting comment as to the scope and content of any future amendment proposal. If the SEC were to narrow or eliminate the exclusions and exemptions under the Investment Company Act that are currently available to the issuing entity, or were to impose additional conditions for relying on such exclusions and exemptions, the issuing entity could be required to stop issuing asset-backed securities or could be required to comply with additional conditions that could affect the notes issued by the issuing entity. If any future amendment adopted by the SEC were to cause the issuing entity to be subject to regulation as an investment company, an early amortization event would occur for the notes. The effects of the SEC’s review of the Investment Company Act and other rulemaking efforts relating to asset-backed securities will not be known for an extended period of time, and no assurance can be given that future rulemakings will not have a significant impact on the issuing entity, including on the amount of notes issued in the future.

The Dodd-Frank Act contains certain prohibitions and restrictions on the ability of a banking entity or nonbanking financial company designated by the Financial Stability Oversight Counsel for supervision by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to engage in proprietary trading or to make investments in, or have certain relationships with, hedge funds and private equity funds (commonly referred to as the Volcker Rule). As described under “Volcker Rule Considerations,” the issuing entity is structured so as not to constitute a “covered fund” for purposes of the Volcker Rule, and we do not expect compliance with the Volcker Rule to have a material impact on the bank’s credit card securitization program.

Certain EEA and UK regulated investors are subject to due diligence requirements applicable to the notes.

Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (as amended, the “EU Securitization Regulation”) has direct effect in member states of the European Union (the “EU”) and is expected to be implemented in other countries in the European Economic Area (the “EEA”). The EU Securitization Regulation, together with all regulatory technical standards and implementing technical standards in relation thereto and, in each case, any relevant guidance published in relation thereto by the European Banking Authority (the “EBA”), the European Securities and Markets Authority and/or the European Insurance and Occupational Pensions Authority (or, in each case, any predecessor, successor or other applicable regulatory authority) or by the European Commission, in each case as amended, supplemented or replaced from time to time, are referred to in this prospectus as the “EU Securitization Rules”.

Article 5 of the EU Securitization Regulation places certain conditions (the “EU Investor Requirements”) on investments in a “securitisation” (as defined in the EU Securitization Regulation) by an “institutional investor”, defined by the EU Securitization Regulation to include:

(a) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II; (b) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive; (c) an alternative investment fund manager (“AIFM”), as defined in Directive 2011/61/EU, that manages and/or markets alternative investment funds in the EU; (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management; and (e) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “EU CRR”). The EU Investor Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the EU CRR (such affiliates, together with all such institutional investors, “EU Affected Investors”).

In accordance with the EU Investor Requirements, prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the EU Securitization Regulation), an EU Affected Investor, other than the originator, sponsor or original lender (each as defined in the EU Securitization Regulation), must, among other things: (a) verify that, where the originator or original lender is established in a third country (that is, not within the EU or, as applicable, the EEA), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) verify that, if established in such a third country, the originator, the sponsor or the original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses the risk retention to institutional investors; (c) verify that the originator, the sponsor or the securitization special purpose entity (the “SSPE”) has, where applicable, made available the information required by Article 7 of the EU Securitization Regulation (which sets out certain transparency requirements for originators, sponsors and SSPEs) in accordance with the frequency and modalities provided for in such article; and (d) carry out a due diligence assessment which enables the EU Affected Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures, and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

Pursuant to the EU Investor Requirements, while holding a securitisation position, an EU Affected Investor must also: (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitisation position and of the underlying exposures; (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures; (c) ensure internal reporting to its management body to enable adequate management of material risks; and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitisation position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitisation position and maintaining records of the foregoing verifications and due diligence and other relevant information.

It remains unclear what will be required for EU Affected Investors to demonstrate compliance with certain aspects of the EU Investor Requirements.

Article 6 of the EU Securitization Regulation imposes a direct obligation on the originator, sponsor or original lender of a securitisation to retain a material net economic interest in the securitisation of not less than 5% (the “EU Risk Retention Requirements”). Certain aspects of the EU Risk Retention Requirements are specified in regulatory technical standards set out in Commission Delegated Regulation (EU) 2023/2175 of 7 July 2023 (the “EU RTS”).

The EU Securitization Regulation is silent as to the jurisdictional scope of the EU Risk Retention Requirements and, consequently, whether, for example, they impose a direct obligation upon U.S.-established entities, such as the bank. However (a) the explanatory memorandum to the original European Commission proposal for legislation that was ultimately enacted as the EU Securitization Regulation stated that “The current proposal thus imposes a direct risk retention requirement and a reporting obligation on the originator, sponsor or the original lenders … For securitisations notably in situations where the originator, sponsor nor original lender is not established in the EU, the indirect approach will continue to fully apply”; and (b) the EBA, in a paper published on July 31, 2018 in relation to the draft regulatory technical standards then proposed to be made in respect of the EU Risk Retention Requirements, said: “The EBA agrees however that a ‘direct’ obligation should apply only to originators, sponsors and original lenders established in the EU as suggested by the European Commission in the explanatory memorandum”. This interpretation (the “EBA Guidance Interpretation”) is, however, non-binding and not legally enforceable.

Notwithstanding the foregoing, the bank will agree on the closing date that, as “originator” for the purposes of the EU Securitization Rules (as in effect on the closing date), it will retain on an ongoing basis, so long as the Series 20[_]-[_] notes remain outstanding, a material net economic interest in the transaction constituted by the issuance of the Series 20[_]-[_] notes, in the form of a first loss tranche in accordance with option (d) of Article 6(3) of the EU Securitization Regulation (as in effect on the closing date) in an amount that is not less than five percent of the nominal value of the securitized exposures (such nominal value as measured at the date of origination (being, with respect to each such securitized exposure, the date on which the issuing entity acquired an interest therein)), by holding, through the depositor (its wholly-owned subsidiary), the right to receive distributions in respect of the excess collateral amount relating to the Series 20[_]-[_] notes.

Article 6(1) of the EU Securitization Regulation provides that an entity shall not be considered an “originator” for purposes of that Article 6 if it has been established or operates for the sole purpose of securitizing exposures. The EU RTS further provides that “[a]n entity shall not be considered to have been established or to operate for the sole purpose of securitising exposures… where all of the following applies: (a) the entity has a strategy and the capacity to meet payment obligations consistent with a broader business model that involves material support from capital, assets, fees or other sources of income, by virtue of which the entity does not rely on the exposures to be securitised, on any interests retained or proposed to be retained in accordance with Article 6 of the EU Securitization Regulation, or on any corresponding income from such exposures and interests, as its sole or predominant source of revenue; (b) the members of the management body have the necessary experience to enable the entity to pursue the established business strategy, as well as adequate corporate governance arrangements.”

In this regard, see, in particular, “The Sponsor” and “The Servicer” for information regarding the bank, its business and activities.

With regard to the bank’s credit granting standards, see “The Sponsor—Underwriting Process” and “Compliance with Underwriting Criteria” in this prospectus.

Except as described herein, no party to the transaction described in this prospectus will undertake, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the EU Securitization Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any person with any EU Securitization Rules or with any other law or regulation now or hereafter in effect in the EU or the EEA in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other conditions with respect to investments in securitization transactions. In particular, the transaction described in this prospectus is not being structured to enable or facilitate compliance by any person with the transparency and reporting requirements in Article 7 of the EU Securitization Regulation (the “EU Transparency Requirements”) which require, where applicable and among other things, that the originator, sponsor or SSPE satisfy ongoing reporting, including quarterly asset-level reporting using prescribed reporting templates, quarterly investor reporting using prescribed reporting templates and ad-hoc reporting of significant events.

Each prospective investor that is an EU Affected Investor should note the following, in particular, with regard to the EU Transparency Requirements. The EU Securitization Regulation makes no express provision as to whether, and, if so, to what extent, an EU Affected Investor is required to verify compliance with the EU Transparency Requirements in cases where the originator, the sponsor or the SSPE is established outside the EU (including where, as in this transaction, all relevant parties are established in the United States). However, in a report published on October 10, 2022 (the “Commission Report”), the European Commission provided what it describes as “interpretative guidance,” to the effect that the EU Securitization Regulation should be read as making no distinction, as regards the requirement to verify compliance with the EU Transparency Requirements, according to “whether the securitisation is issued by EU entities or by entities based in third-countries.” With reference to securitizations in which none of the originator, the sponsor or the SSPE undertakes to provide information or reporting that would satisfy the EU Transparency Requirements, the European Commission stated that it “is aware that the current text of Article 5(1)(e) of the EU Securitization Regulation, in conjunction with the rules laid down by Article 7 of the EU Securitization Regulation (and, in turn, in conjunction with the respective technical standard) de facto excludes EU institutional investors from investing in certain third-country securitisations.” Each prospective investor that is an EU Affected Investor should therefore be aware that none of the issuing entity, the trust, the bank, the depositor, the trustee of the trust, the indenture trustee, the owner trustee, the underwriters, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, has taken, or intends to take, any action for the purpose of (i) causing any statements or reports to be produced in a form prescribed by, or to contain any information prescribed by, Article 7 of the EU Securitization Regulation or any other applicable EU Securitization Rules or (ii) making available any other document or information prescribed by Article 7 of the EU Securitization Regulation or any other applicable EU Securitization Rules. Consequently, the Series 20[_]-[_] notes may not be a suitable investment for any person that is now or may in the future be subject to the EU Investor Requirements.

Each prospective investor that is an EU Affected Investor should independently assess and determine whether the agreement by the bank to retain a material net economic interest in the transaction constituted by the issuance of the Series 20[_]-[_] notes, as described above, the other undertakings to be given by the bank with respect thereto, as described under “EU and UK Regulation of Investment in Securitizations” in this prospectus, and the other information contained in this prospectus and elsewhere and the reports to be provided to noteholders on an ongoing basis, as described under “Description of Series Provisions – Reports to Noteholders” in this prospectus, are sufficient for purposes of complying with the EU Investor Requirements and any corresponding national measures which may be relevant, and none of the issuing entity, the trust, the bank, the depositor, the trustee of the trust, the indenture trustee, the owner trustee, the underwriters, the other parties to such transaction, nor any of their respective affiliates, (i) makes any representation that such agreement, undertakings information or reporting are sufficient for such purpose or any other purpose, (ii) will have any liability to any prospective investor or any other person with respect to any deficiency in such information or any failure of such transaction to comply with or otherwise satisfy the EU Securitization Rules or any other applicable, legal, regulatory or other requirements or (iii) will have any obligation, other than as described under “EU and UK Regulation of Investments in Securitizations”, to assist EU Affected Investors in complying with the EU Securitization Rules or any other applicable legal, regulatory or other requirements.

The framework for the regulation of securitization in the UK is set out in the Securitisation Regulations 2024 (SI 2024/102) (as amended, the “UK SR 2024”), together with (i) the securitization sourcebook of the handbook of rules and guidance adopted by the Financial Conduct Authority (“FCA”) of the UK (the “UK SECN”), (ii) the Securitisation Part of the rulebook of published policy of the Prudential Regulation Authority (“PRA”) of the Bank of England (the “UK PRASR”) and (iii) relevant provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) (the “UK Securitization Framework”). The UK Securitization Framework came into force on November 1, 2024 and replaced the version of the EU Securitization Regulation which had been assimilated into UK law following the UK’s departure from the European Union. The UK Securitization Framework, together with (a) all relevant guidance, policy statements or directions relating to the application of the UK Securitization Framework published by the FCA and/or the PRA (or their successors) and (b) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitization Framework, in each case as amended, supplemented or replaced from time to time, are referred to in this prospectus as the “UK Securitization Rules”.

Regulations 32B to 32D (inclusive) of the UK SR 2024, UK SECN 4 and Article 5 of Chapter 2 of the UK PRASR, as applicable, place certain conditions (the “UK Investor Requirements”)

on investments in a “securitisation” (as defined in the UK Securitization Framework) by an “institutional investor”, defined by the UK Securitization Framework to include: (a) an insurance undertaking as defined in section 417(1) of the Financial Services and Markets Act 2000 (as amended, the “FSMA”); (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) the trustees or managers of an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013 (the “AIFM Regulations”) that has permission under the FSMA for managing an AIF (as defined in the AIFM Regulations) and which markets or manages AIFs in the UK, or a small registered UK AIFM (as defined in the AIFM Regulations); (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of UK law by virtue of the EUWA (as amended, the “UK CRR”); and (h) an FCA investment firm as defined in Article 4(1)(2AB) of the UK CRR. The UK Investor Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors”).

In accordance with the UK Investor Requirements, prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitization Framework), a UK Affected Investor, other than the originator, sponsor or original lender (each as defined in the UK Securitization Framework), must, among other things: (a) verify that, where the originator or original lender is not established in the UK, the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) verify that, if not established in the UK, the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with UK SECN 5 or Article 6 of Chapter 2 of the UK PRASR (as applicable), and discloses the risk retention to UK Affected Investors; (c) verify that the originator, sponsor or the SSPE has made available sufficient information to enable the institutional investor independently to assess the risks of holding the securitization position, including at least the information specified in UK SECN 4.2.1R(1)(e), Article 5(1)(e) of Chapter 2 of the UK PRASR or regulation 32B(4) and Schedule A1 of the UK SR 2024 (as applicable), and has committed to make further information available on an ongoing basis, as appropriate; and (d) carry out a due diligence assessment which enables the UK Affected Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures, and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

Pursuant to the UK Investor Requirements, while holding a securitisation position, a UK Affected Investor must also: (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitisation position and of the underlying exposures; (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures; (c) ensure internal reporting to its management body to enable adequate management of material risks; and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitisation position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitisation position and maintaining records of the foregoing verifications and due diligence and other relevant information.

Prospective investors that are UK Affected Investors should note the differences in the wording, as between the EU Investor Requirements and the UK Investor Requirements, with respect to verifying the provision of information. It remains unclear what will be required for UK Affected Investors to demonstrate compliance with certain aspects of the UK Investor Requirements, including in relation to the verification of disclosure of information, and whether the information provided to noteholders in relation to the transaction described in this prospectus is or will be sufficient to meet such requirements, and also what view the relevant UK regulators might take.

UK SECN 5 and Article 6 of Chapter 2 of the UK PRASR impose a direct obligation on the originator, sponsor or original lender of a securitisation to retain a material net economic interest in the securitisation of not less than 5% (the “UK Risk Retention Requirements”).

The UK Risk Retention Requirements apply to originators, sponsors and original lenders which are established in the UK. Notwithstanding the foregoing, the bank will agree on the closing date that, as “originator” for the purposes of the UK Securitization Rules (as in effect on the closing date), it will retain on an ongoing basis, so long as the Series 20[_]-[_] notes remain outstanding, a material net economic interest in the transaction constituted by the issuance of the Series 20[_]-[_] notes, in the form of a first loss tranche in accordance with paragraph (1)(d) of UK SECN 5.2.8R and paragraph (d) of Article 6(3) of Chapter 2 of the UK PRASR (as in effect on the closing date) in an amount that is not less than five percent of the nominal value of the securitized exposures (such nominal value as measured at the date of origination (being, with respect to each such securitized exposure, the date on which the issuing entity acquired an interest therein)), by holding, through the depositor (its wholly-owned subsidiary), the right to receive distributions in respect of the excess collateral amount relating to the Series 20[_]-[_] notes.

Investors should note the discussion above of the sole purpose test in respect of the EU Risk Retention Requirements and the criteria to be taken into account in connection therewith. The corresponding UK Risk Retention Requirements in respect of the sole purpose test under UK SECN 5.3.6R and Article 2(6) of Chapter 4 of the UK PRASR are similar, but not identical, to those of the EU RTS.

With regard to the bank’s credit granting standards, see “The Sponsor—Underwriting Process” and “Compliance with Underwriting Criteria” in this prospectus.

Except as described herein, no party to the transaction described in this prospectus will undertake, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the UK Securitization Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any person with any UK Securitization Rules or with any other law or regulation now or hereafter in effect in the UK in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other conditions with respect to investments in securitization transactions. In particular, the transaction described in this prospectus is not being structured to enable or facilitate compliance by any person with the transparency and reporting requirements in UK SECN 6 and Article 7 of Chapter 2 of the UK PRASR (the “UK Transparency Requirements”) which require, where applicable and among other things, that the originator, sponsor or SSPE satisfy ongoing reporting, including quarterly asset-level reporting using prescribed reporting templates, quarterly investor reporting using prescribed reporting templates and ad-hoc reporting of significant events.

Each prospective investor that is a UK Affected Investor should independently assess and determine whether the agreement by the bank to retain a material net economic interest in the transaction constituted by the issuance of the Series 20[_]-[_] notes, as described above, the other undertakings to be given by the bank with respect thereto, as described under “EU and UK Regulation of Investment in Securitizations” in this prospectus, and the other information contained in this prospectus and elsewhere and the reports to be provided to noteholders on an ongoing basis, as described under “Description of Series Provisions – Reports to Noteholders” in this prospectus, are sufficient for purposes of complying with the UK Investor Requirements and any corresponding national measures that may be relevant and, in particular, whether such information is sufficient to enable the institutional investor independently to assess the risks of holding the securitization position in accordance with such UK Investor Requirements, and none of the issuing entity, the trust, the bank, the depositor, the trustee of the trust, the indenture trustee, the owner trustee, the underwriters, the other parties to such transaction, nor any of their respective affiliates, (i) makes any representation that such agreement, undertakings information or reporting are sufficient for such purpose or any other purpose, (ii) will have any liability to any prospective investor or any other person with respect to any deficiency in such information or any failure of such transaction to comply with or otherwise satisfy the UK Securitization Rules or any other applicable, legal, regulatory or other requirements or (iii) will have any obligation, other than as described under “EU and UK Regulation of Investments in Securitizations”, to assist UK Affected Investors in complying with the UK Securitization Rules or any other applicable legal, regulatory or other requirements.

Any failure by an EU Affected Investor to comply with the EU Investor Requirements or by a UK Affected Investor to comply with the UK Investor Requirements, in either case with respect to an investment in the Series 20[_]-[_] notes, may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being imposed or taken by the competent authority of such investor.

The EU Securitization Rules, the UK Securitization Rules and any changes to the regulation or regulatory treatment of asset-backed securities, whether in the EU, the EEA, the UK or elsewhere, may negatively impact the regulatory position of affected investors and have an adverse impact on the value and liquidity of asset-backed securities such as the Series 20[_]-[_] notes.

Prospective investors are responsible for analyzing, and should analyze, their own legal and regulatory position, and are encouraged to consult with their own investment and legal advisors,

regarding the scope and applicability of, and compliance with, the EU Securitization Rules, the UK Securitization Rules and other applicable legal, regulatory and other requirements and the suitability of the Series 20[_]-[_] notes for investment.

[Risks Relating to the Issuance of Floating Rate Notes and the Uncertainty of [SOFR][Alternative Benchmark].

[SOFR][Alternative Benchmark] is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.

[The secured overnight financing rate published for any day by the Federal Reserve Bank of New York (“FRBNY”) (or a successor administrator), as the administrator of the benchmark, on the FRBNY’s website (or such successor administrator’s website) (such rate, “SOFR”) is a relatively new interest rate index and may not become widely established in the market or could eventually be eliminated. Further, the way that SOFR, including any market accepted adjustments to SOFR, are determined may change over time.

SOFR is intended to be a broad measure of the cost of borrowing cash collateralized overnight by U.S. Treasury securities, and has been published by the FRBNY since April 2018. SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through The Fixed Income Clearing Corporation’s delivery-versus-payment service. The FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The FRBNY states on its publication page for SOFR that the use of SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

SOFR is published by the FRBNY based on data received from sources outside the control or direction of the sponsor, the transferor, the issuing entity, the indenture trustee, the calculation agent, the note registrar or the owner trustee, and none of the sponsor, the transferor, the issuing entity, the indenture trustee, the calculation agent (other than as expressly set forth herein), the note registrar or the owner trustee has control over its determination, calculation or publication. The activities of the FRBNY may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of the holders in the Series 20[_]-[_] notes. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of the amount of interest payable on and the trading prices of the Series 20[_]-[_] notes.

The FRBNY began to publish SOFR in April 2018. The FRBNY has also been publishing historical indicative secured overnight financing rates going back to 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. As an overnight lending rate, SOFR may be subject to higher levels of volatility relative to other interest rate benchmarks. Also, since SOFR is a relatively new market index, the Series 20[_]-[_] notes may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the Series 20[_]-[_] notes, such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the Series 20[_]-[_] notes may be lower than those of later-issued notes with interest rates based on SOFR as a result. Similarly, if SOFR does not become widely adopted for securities like the Series 20[_]-[_] notes, the trading prices of the Series 20[_]-[_] notes may be lower than those of securities like the Series 20[_]-[_] notes linked to indices that are more widely used. Investors in the Series 20[_]-[_] notes may not be able to sell the Series 20[_]-[_] notes at all or may not be able to sell the Series 20[_]-[_] notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

Due to the emerging and developing adoption of SOFR as an interest rate index, investors who desire to obtain financing for their Series 20[_]-[_] notes may have difficulty obtaining any credit or credit with satisfactory interest rates, which may result in lower leveraged yields and lower secondary market prices upon the sale of the Series 20[_]-[_] notes.

The use of SOFR may present additional risks that could adversely affect the value of and return on the Series 20[_]-[_] notes. In contrast to other indices, SOFR may be subject to direct influence by activities of the FRBNY, which activities may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict.

The composition and characteristics of SOFR are not the same as those of the London interbank offered rate (“LIBOR”) and other floating interest benchmark rates. SOFR is different from LIBOR as: first, SOFR is a secured rate, while LIBOR was an unsecured rate, and second, SOFR is an overnight rate, while LIBOR was (or, in its synthetic form, was intended to be an approximation of the economic components of) a forward-looking rate that represents interbank funding over different maturities (e.g., three months). Additionally, since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates. Although changes in compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Series 20[_]-[_] notes may fluctuate more than floating rate debt securities that are linked to less volatile rates. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.]

Any failure of [SOFR][Alternative Benchmark] to maintain market acceptance could adversely affect your notes.

[According to the FRBNY’s Alternative Reference Rates Committee, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to maintain wide market acceptance could adversely affect the return on and value of the Series 20[_]-[_] notes and the price at which investors can sell the Series 20[_]-[_] notes in the secondary market.

Since SOFR is a relatively new market index, the Series 20[_]-[_] notes may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the Series 20[_]-[_] notes, such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the Series 20[_]-[_] notes may be lower than those of later-issued notes with interest rates based on SOFR as a result. Relatively limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies.

Similarly, if SOFR does not become widely adopted for securities like the Class [_] notes or the specific formula for the compounded SOFR rate used in the Series 20[_]-[_] notes may not be widely adopted by other market participants, the trading prices of the Series 20[_]-[_] notes may be lower than those of securities like the Series 20[_]-[_] notes linked to indices that are more widely used. Investors in the Series 20[_]-[_] notes may not be able to sell the Series 20[_]-[_] notes at all or may not be able to sell the Class [_] notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

A decrease in [SOFR][Alternative Benchmark] would reduce the rate of interest on your notes.

[The interest rate to be borne by the Series 20[_]-[_] notes is based on a spread over the SOFR Rate, which is based on compounded SOFR or, if the administrator determines prior to the relevant reference time that a benchmark transition event and its related benchmark replacement event have occurred, upon the applicable benchmark replacement. Changes in SOFR or such benchmark replacement will affect the rate at which the Series 20[_]-[_] notes accrue interest and the amount of interest payments on the Series 20[_]-[_] notes. Any decrease in the SOFR Rate or such benchmark replacement will lead to a decrease in the Series 20[_]-[_] notes interest rate. To the extent that the SOFR Rate decreases below 0.00% for any interest period, the rate at which the Series 20[_]-[_] notes accrue interest for such interest period will be reduced by the amount by which the SOFR Rate is negative; provided that the interest rate on the Series 20[_]-[_] notes for any interest period will not be less than 0.00%. A negative SOFR Rate could result in the interest rate applied to the Series 20[_]-[_] notes decreasing to 0.00% for the related interest period.]

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.

The credit card accounts comprising the trust portfolio are assessed with a mix of variable rate periodic finance charge and a fixed rate periodic finance charge. See “Annex I: The Representative Portfolio and the Trust Portfolio—The Receivables—Asset Profile Trust Portfolio.” However, the floating rate notes, if any, will bear interest at a floating rate, initially, based on the [SOFR Rate][Alternative Benchmark] plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.]

If the interest rate payable on the Series 20[_]-[_] notes increases due to an increase in the [SOFR Rate][Alternative Benchmark] to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make such payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes of each series out of funds available to that series under the indenture and the indenture supplement for that series—not solely from funds that are dedicated to the floating rate notes of that series, class or tranche. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes of that series, not just the holders of the floating rate notes of that series, class or tranche.

Risks relating to [compounded SOFR][Alternative Benchmark].

[In March 2020, the FRBNY began to publish compounded averages of SOFR, which are used to determine compounded SOFR. It is possible that there will be limited interest in securities products based on compounded SOFR, or in the implementations of compounded SOFR with respect to the Series 20[_]-[_] notes. As a result, you should consider whether any future reliance on compounded SOFR may adversely affect the market values and yields of the Series 20[_]-[_] notes due to potentially limited liquidity and resulting constraints on available hedging and financing alternatives.

The interest rate on the Series 20[_]-[_] notes will be based on the SOFR Rate. The SOFR Rate will be based on compounded SOFR. The administrator may, from time to time, in its sole discretion, make conforming changes (i.e., technical, administrative or operational changes) without the consent of noteholders or any other party, which could change the methodology used to determine the SOFR Rate. The issuing entity can provide no assurance that the methodology to calculate compounded SOFR will not be adjusted as described in the prior sentence and, if so adjusted, that the resulting interest rate will yield the same or similar economic results over the term of the Series 20[_]-[_] notes relative to the results that would have occurred had the interest rates been based on compounded SOFR without such adjustment or that the market value will not decrease due to any such adjustment in methodology. The administrator will have significant discretion in making SOFR conforming changes. No noteholder will have any right to approve or disapprove these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations.

You should carefully consider the foregoing uncertainties prior to investing in the notes. In general, events related to SOFR and alternative reference rates may adversely affect the liquidity, market value and yield of your Series 20[_]-[_] notes.]

Changes to or elimination of [SOFR][Alternative Benchmark] or the determinations made by the administrator may adversely affect your notes.

[The FRBNY publishes SOFR based on data received by it from sources other than the sponsor, the transferor, the issuing entity, the indenture trustee, the calculation agent, the note registrar or the owner trustee, and none of the sponsor, the transferor, the issuing entity, the indenture trustee, the calculation agent, the note registrar, the owner trustee or any other party to the transaction described in this prospectus has control over its calculation methods, publication schedule, rate revision practices or availability of SOFR at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Series 20[_]-[_] notes. If the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Series 20[_]-[_] notes and the trading prices of the Series 20[_]-[_] notes.

In certain circumstances, as described under “Structural Summary—Interest Payments—Benchmark Replacement Provisions,” if the administrator has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the SOFR Rate may cease to be based upon SOFR and instead be based upon the benchmark replacement.

If an alternative method or index is designated in place of SOFR for the Series 20[_]-[_] notes, the U.S. federal income tax consequences of such a benchmark replacement are uncertain. If such a replacement constituted a “significant modification” of the Series 20[_]-[_] notes under Treasury Regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of the Series 20[_]-[_] notes and the realization of gain or loss, as well as other corollary tax consequences.]]

General risks.

Charge-offs could increase and could reduce payments to you.

[Discussion of material loss and delinquency trends to be added as appropriate at the time of issuance of each series.]

The U.S. and global economies are cyclical and can experience periods of slowdown, and such periods have in the past been accompanied by high unemployment and resulted in adverse effects on the trust portfolio, including significant increases in net losses and delinquencies. The global economic environment remains volatile, including due to recent episodes of geopolitical instability, fiscal and monetary policies (including developments related to the U.S. federal deficit, debt ceiling, government shutdowns and other budgetary issues), trade wars and tariffs, persistent inflation, labor shortages, regional or domestic hostilities, economic sanctions and prospect or occurrence of more widespread conflicts, and could present challenges having an adverse effect on the trust portfolio. More specifically, increases in delinquencies and charge-offs could occur, particularly if conditions in the general economy deteriorate. See “—Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business” above.

If the amount of charged-off receivables and any uncovered dilution allocated to your series exceeds the amount of funds available to reimburse those amounts, you may not receive the full amount of principal and interest due to you. See “Description of Series Provisions—Investor Charge-Offs” and “The Servicer—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus.

Geographic concentration may result in more risk to you.

As of [_] [_], 20[_], the servicer’s records indicate that, based on billing addresses, obligors on the accounts were concentrated in [_], [_], [_], [_] and [_], and no other state accounted for more than 5% of the number of accounts or 5% of the total receivables balances as of that date. Economic conditions or other factors affecting these states in particular could adversely impact the delinquency or credit loss experience of the trust portfolio and could result in delays in payments or losses on the notes. Further, the effect of natural disasters, such as hurricanes, floods and wildfires, localized events such as power outages, or an increase in the frequency of extreme weather conditions as a result of climate change, on the performance of the trust portfolio is unclear, but these natural disasters and weather conditions may cause an adverse effect on general economic conditions and consumer confidence. In particular, there have been predictions that climate change may lead to an increase in the frequency of natural disasters and extreme weather conditions, with certain states bearing a greater risk of the adverse effects of climate change, which could increase the risks of geographic concentrations. Because of the concentration of obligors on the accounts in the trust portfolio in certain states, any adverse economic factors or natural disasters in those states may have a greater effect on the performance of the trust portfolio than if such concentration did not exist. See “Composition of the Trust Portfolio—Composition by Billing Address” in this prospectus.

It may not be possible to find an investor to purchase your notes.

The underwriters may assist in resales of the notes but they are not required to do so. A secondary market for any notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes. The secondary market for asset-backed securities has at times experienced significantly reduced liquidity. A period of illiquidity affecting the secondary market for asset-backed securities may adversely affect the market value of your notes.

Furthermore, the global financial markets have at times experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns regarding sovereign debt may spread to other countries at any time. There can be no assurance that this uncertainty relating to the sovereign debt of various countries will not lead to further disruption of the credit markets in the United States. If the United States bond rating or government guaranteed debt instruments are further downgraded, the market price or the marketability of your notes could be adversely affected, as could the general economic conditions in the United States. Accordingly, you may not be able to sell your notes when you want to do so or you may be unable to obtain the price that you wish to receive for your notes and, as a result, you may suffer a loss on your investment.

Other series of notes may have different terms that may affect the timing and amount of payments to you.

The issuing entity has issued other series of notes and expects to issue additional series of notes from time to time. Other series of notes may have terms that are different than the terms for your series, including different early amortization events or events of defaults. In addition, the early amortization events and events of default for other series of notes may be subject to grace periods or rights to cure that are different than the grace periods or rights to cure applicable to the same or similar early amortization events or events of default for your series. As a result, other series of notes may enter into early amortization periods prior to the payment of principal on your series of notes. This could reduce the amount of principal collections available to your series at the time principal collections begin to be accumulated or paid for the benefit of your series and could cause a possible delay or reduction in payments on your notes. Additional series of notes may be issued without any requirement for notice to, or consent from, existing noteholders. For a description of the conditions that must be met before the issuing entity can issue new notes, see “Description of the Notes—New Issuances of Notes” in this prospectus.

The issuance of new notes could adversely affect the timing and amount of payments on outstanding notes. For example, if additional notes in the same group as your series for purposes of sharing excess finance charge collections are issued after your notes and those notes have a higher interest rate than your notes, this could result in a reduction in the amount of excess funds from other series available to pay interest on your notes. Also, when new notes are issued, the voting rights of your notes will be diluted.

The ratings for the notes are limited in scope, may not continue to be issued, do not consider the suitability of an investment in the securities for you and the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.

A note rating considers only the likelihood that the issuing entity will pay interest on time and will ultimately pay principal in full on the final maturity date for the notes. A note rating is not a recommendation to buy, sell or hold the notes. Ratings on the notes may be lowered, qualified or withdrawn at any time after the notes are issued without notice from the issuing entity or the depositor. No one has an obligation to provide additional credit enhancement or to restore the original rating of any notes with respect to which a rating agency changes its rating or withdraws a rating in the future. A rating downgrade may reduce the price that a subsequent purchaser will be willing to pay for the notes. Ratings on the notes do not address the timing of distributions of principal on the notes prior to the applicable final maturity date. The ratings do not consider the prices of the notes or their suitability to a particular investor.

We note that a rating agency may have a conflict of interest where the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by a rating agency hired by the sponsor. As of the date of this prospectus, we are not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase offered notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by a rating agency hired by the sponsor, the liquidity or the market value of your note may be adversely affected.

The bankruptcy of one or more retailers included in the trust portfolio may affect the timing and amount of payments to you.

Historically, a prolonged period of high unemployment and lack of credit, such as occurred in the United States between 2008 and 2010, has contributed to a decline in demand for many consumer products, including those sold at the retailers included in the trust portfolio. In addition, as described under “—Payment and origination patterns of receivables and operations of retailers could reduce collections,” the retail industry is intensely competitive. Future deterioration of economic conditions and increased competition in the retail industry, including competition from online and other alternative retail channels, among other factors, may increase the risk that a retailer becomes subject to a voluntary or involuntary case under any applicable federal or state bankruptcy or other similar law.

If one or more retailers file for bankruptcy protection, a significant decline in the amount of new receivables being added to the trust portfolio may result. Additionally, increased delinquencies and defaults on the receivables associated with any retailer subject to a bankruptcy proceeding could occur. Any of these effects of a retailer bankruptcy could result in the commencement of an early amortization period for one or more series of notes, including your series. If an early amortization event occurs, you could receive payment of principal sooner than expected. See “Maturity Considerations” in this prospectus.

In addition, certain series of variable funding notes issued by the issuing entity may, in the future, be subject to early amortization based on triggers relating to the bankruptcy of one or more retailers. The occurrence of an early amortization event for such series would significantly limit the bank’s ability to securitize additional receivables. See “The bank depends on its ability to sell and securitize its credit card receivables to fund new receivables” in this prospectus.

[Retention of some or all of one or more classes of notes by the bank or the transferor or an affiliate thereof may reduce the liquidity of the notes.

Some or all of one or more of the offered classes of notes may be retained by the bank or the transferor or an affiliate thereof. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes already in the market could be adversely affected. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.]

A Non-U.S. Holder’s investment in the notes may be treated as being engaged in a U.S. trade or business.

The notes are expected to be treated as debt for U.S. federal income tax purposes. Certain activities undertaken or performed by foreign persons in the United States (including in certain circumstances through agents) could constitute engaging in a U.S. trade or business (within the meaning of Section 864 of the Internal Revenue Code of 1986, as amended (the “Code”)), which may give rise to income that is effectively connected with the conduct of such a U.S. trade or business and is subject to federal and state net income taxation (and requires the filing of tax returns with the United States). These activities could include the lending of money, origination of loans and financing, or extension of credit. The determination of whether a person is engaged in a trade or business within the United States is based on a highly factual analysis that takes into account all facts and circumstances. There is no direct guidance provided as to which activities constitute being engaged in a U.S. trade or business and it is not certain how a court would construe the existing indirect authorities. Furthermore, the precise contours of the so-called “securities trading safe harbor” under Section 864(b)(2) of the Code is similarly unclear. Therefore, prospective investors that are Non-U.S. Holders should consult their own tax advisors to determine their treatment under these rules with respect to an investment in a note.

The notes may be issued with original issue discount for U.S. federal income tax purposes.

The notes may be issued with original issue discount (“original issue discount”) for U.S. federal income tax purposes. A noteholder generally will be required to accrue original issue discount on a current basis as ordinary income and pay tax accordingly, even before such noteholder receives cash attributable to that income and regardless of such noteholder’s method of tax accounting. See “Federal Income Tax Consequences—Consequences to Holders of the Offered Notes—Interest and Original Issue Discount.”

Changes in federal tax legislation could adversely affect the business, financial condition and results of operations of the issuing entity or the bank or their affiliates.

Congress periodically considers various legislative proposals for tax reform that could result in significant changes to the federal tax rules. It is possible that one or more proposals currently being considered or future tax reform proposals could be enacted that would have an adverse impact on the business, financial condition and results of operations of the issuing entity or the bank or their affiliates, or an adverse impact on you. The timing and details of any tax reform legislation, as well as the impact it may have on the issuing entity or the bank or their affiliates, or on you, remain unclear. You should consult your tax advisors regarding the possible effects of these proposals on your notes.

The Sponsor

Comenity Bank

Comenity Bank is the sponsor of the transactions described in this prospectus. The bank is a Delaware state FDIC-insured bank and a limited purpose credit card bank and is regulated, supervised, and examined by the CFPB, the State of Delaware and the FDIC. Pursuant to a receivables purchase agreement, the bank has designated a pool of eligible accounts and transfers receivables in the designated accounts to us on an ongoing basis. The bank may also designate additional accounts under the receivables purchase agreement in the future, and the receivables existing in those accounts and any receivables arising in those accounts in the future will be transferred to us. See “The Issuing Entity—Transfer and Assignment of Receivables” in this prospectus for a more detailed description of the agreement under which the bank transfers receivables to us.

Also, in the bank’s capacity as administrator under the administration agreement, between it and the issuing entity, the bank will provide the notices and perform on behalf of the issuing entity other administrative obligations required by the transfer and servicing agreement, the trust agreement, the indenture and the indenture supplement for each series, and will be compensated for acting as the administrator. See “The Issuing Entity—Administrator” in this prospectus.

[If applicable for any prospectus included in this registration statement: Information regarding the sponsor’s financial condition to the extent there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations for those assets resulting from such financial condition could have a material impact on the performance of the trust portfolio or performance of the notes.]

Credit Card Business

The bank was formed in 1989 to provide private label credit card services to the various retail establishments owned by Limited Brands and its subsidiaries and their customers. Until October 1995, the bank was a wholly owned subsidiary of Limited Commerce Corp., a wholly owned subsidiary of Limited Brands. Limited Commerce Corp. no longer owns any common stock of the bank or the bank’s parent corporation, Bread Financial. Under credit card processing agreements, the bank continues to provide private label credit card services to certain retailers affiliated with Limited Brands. In 1996, the bank began acquiring or launching private label credit card programs for other retailers. Private label credit cards allow cardholders to finance purchases from retail store locations and websites operated by such retailers and their affiliated retailers.

As part of its private label credit card program, the bank offers certain cardholders the Universal Private Label Credit Card (“uPLCC”). Like other private label credit cards, cards in the uPLCC program bear the mark of a retailer and enable the holder to finance the purchase of goods and/or services from the branded retailer. However, uPLCC is distinct from traditional private label credit cards in that uPLCC offers the benefits of running “on the rails” of a network platform (i.e., Mastercard, VISA or American Express), including enhanced fraud detection and protection. Because uPLCC cards run through a network, it is possible, although not intended, for them to be used for general purpose spend. Unless otherwise indicated in this prospectus, references to the bank’s private label credit card program will generally include the uPLCC program.

Many retailers have been replacing private label credit cards offered to their customers with co-branded MasterCard, VISA and American Express general purpose credit cards that may be used to purchase goods and services wherever MasterCard, VISA and American Express, as the case may be, are accepted. The bank also offers such co-branded cards, and they may in the future make up a larger portion of the bank’s portfolio. Certain holders of private label credit card accounts have been solicited to replace their private label credit cards with co-branded credit cards.

In the future the bank expects to solicit other holders of private label credit card accounts to replace their private label credit cards with co-branded credit card accounts.

The bank has invested in the promotion and development of its proprietary cards, including the Bread RewardsTM American Express® Credit Card launched in 2023, and the Comenity® Mastercard® Credit Card launched in 2020. These cards offer the cardholder the ability to purchase and spend anywhere American Express and Mastercard, as the case may be, are accepted. These cards do not bear the mark of a retailer or other party, but instead show only Bread Financial and/or Comenity marks along with the designation of the applicable network. Unless otherwise indicated in this prospectus, references to the bank’s co-branded credit card program will generally include the bank’s proprietary credit card program.

The bank’s co-branded cards are currently offered in association with the American Express, Mastercard or VISA network. Merchants that accept co-branded cards receive a portion of the total purchase price reduced by an interchange fee imposed by the network, a portion of which is used to compensate card-issuing banks. Since the co-branded cards issued by the bank can be used for purchases through one of these systems, charges on those cards will generate interchange revenue for the bank in connection with purchases by cardholders other than at the program partner related to the co-branded card. When co-branded card accounts are designated as part of the trust portfolio, the bank transfers to us, and we will in turn transfer to the trust, a portion of the interchange from accounts in the related co-branded card program. The portion of interchange to be transferred is meant to approximate the interchange attributable to cardholder charges for merchandise and services on the co-branded accounts that are designated to the trust portfolio. Interchange received by the trust will be treated as collections of finance charge receivables.

Together with the launch of the bank’s branded credit card program, the bank continues to leverage its experience with private label and co-branded product development, marketing support and risk management to support the sales of third-party retailers. The bank’s goal is to provide world class credit and information services which build lifetime relationships with customers and generate incremental sales and profit for retailer clients. The bank seeks to differentiate itself from other providers of store credit such as general purpose credit cards by delivering superior quality and service at all times. The bank plans to continue to selectively acquire or build private label and co-branded credit card portfolios for other retailers. These credit card portfolios require approval of the rating agencies prior to their addition to the trust portfolio.

We refer to the third party brand partners associated with private label and co-branded credit card programs currently included in the trust as the current retailers. The credit cards in these programs are issued under the insignia of the current retailers based on the brand partner’s business through which the account was opened and, in the case of co-branded cards, usually also bear the insignia of the Mastercard or VISA network, as applicable. The credit card programs are administered under a credit card program agreement with the merchant partner, as described below under “—Program Agreements.” In addition to purchases of merchandise and services, certain of the bank’s credit card cards may be used to obtain cash advances as outlined in the cardholder agreement if established risk parameters are met. In particular, cash advances will be limited to a specified percentage of a cardholder’s credit line (up to 20%), or disallowed altogether, depending on the cardholder’s credit risk score. The bank also offers premium cards, such as gold and platinum cards, for some current retailers. While these cards may offer certain ancillary benefits to customers, they generally carry identical pricing parameters.

The bank is a fully integrated provider of credit card services. All material activities pertaining to credit card operations are performed in-house or by its sister company, Comenity Servicing. Certain related services are outsourced to other third party providers. See “The Servicer—Comenity Servicing LLC” and “—Servicing Procedures” in this prospectus.

Program Agreements

Retailers that are approved and accepted into a private label or co-branded program enter into a credit card program agreement with the bank. These agreements vary on a retailer-by-retailer basis, and may be amended from time to time. Under these agreements, the bank issues credit cards to approved customers and owns the underlying accounts and all receivables generated in them from the time of origination, unless otherwise sold following origination.

The program agreements generally provide that the bank will fund new purchases on an account only if the bank has authorized such new purchases. Some program agreements also provide that upon termination, the retailer has either the option or the obligation to purchase the receivables generated with respect to its program, including receivables in the trust. If these terminations and purchases were to occur with respect to retailers whose programs generate a significant portion of the trust’s receivables, and the bank was unable to provide receivables arising under newly designated additional accounts to replace those purchased by a retailer, an early amortization period could begin. See “Risk Factors—Risks relating to the bank’s credit card business—Termination of certain credit card programs could lead to a reduction of receivables in the trust” in this prospectus.

The program agreements typically provide that the bank may charge back a receivable if customer disputes occur concerning the merchandise or the validity of the charge or if there is a violation of certain terms of the program agreement. The program agreements may also provide for charge back of receivables if there is fraud and the retailer failed to follow the program agreement or operating procedures. In most other cases there is no recourse to the retailer because of the failure of the customer to pay.

Most program agreements have initial terms of approximately five to ten years and many of the program agreements have renewal clauses which allow the program agreement to be renewed for successive one or more year terms until terminated by the bank or the retailer. In addition, the program agreements generally permit termination in the event of a breach of the agreement or in the event the retailer becomes insolvent, files bankruptcy, undergoes a change in ownership or has a material adverse change in financial condition.

Marketing Programs and Account Origination

The bank has developed programs to promote credit with each of its merchant partners and proprietary credit products. The bank originates or acquires credit card accounts through several different initiation points, including (1) customer-initiated, (2) bank-initiated and (3) acquisition of credit card portfolios from other financial institutions or retailers.

Customer-initiated methods include “prequalification”, “driver’s license credit”, “frictionless credit”, “instant credit”. These methods can occur through various channels such as mobile, web, interactive voice response (IVR), call center and in-store. Customer-initiated acquisition occurs when the customer seeks out and completes a credit application.

With “prequalification”, customers can determine their creditworthiness, without impacting credit score, by providing their full name, address, income and last four digits of their Social Security number, which is provided to the bank. That information is processed through the prequalification underwriting process to determine eligibility for prequalification. If a customer is prequalified, the customer then has the choice and ability to apply for a credit card.

With “driver’s license credit”, a customer can scan a government issued driver’s license, state ID or military ID at an in-store point of sale (POS) to quickly generate most of the information necessary to complete a credit application. Once the information is received, internal systems perform a series of validation, fraud and other checks to determine eligibility, and once the customer is deemed eligible, credit limits are determined and the offer is delivered to the customer in real-time.

With “frictionless credit”, multiple data sources are used to pre-fill fields, providing a convenient and fast way for customers to apply for a credit card. Once the information is received, internal systems perform a series of validation, fraud and other checks to determine eligibility, and once a customer is deemed eligible, credit limits are determined and the offer is delivered to the customer real-time.

With “instant credit”, customers provide several pieces of demographic information to apply for a credit card, with a decision returned within seconds. Once the information is received, internal systems perform a series of validation, fraud and other checks to determine eligibility, and once a customer is deemed eligible, credit limits are determined and the offer is delivered to the customer real-time.

Bank-initiated methods can occur through various channels such as mobile, web, call center and in-store. Bank-initiated acquisition occurs when the bank utilizes customer information obtained from the retailer/partner or other third party to pre-approve a customer and present them with an offer. One such bank-initiated method of acquisition is “real-time prescreen,” in which, once a retail customer has given a name and address during the checkout process, the bank determines if the customer is eligible for a credit card. If a customer is determined to be eligible, an offer is instantly delivered.

A number of the bank’s current partners use or have also used pre-approved bank-initiated account solicitations generated through “batch prescreening.” With batch prescreening, the bank uses existing customer databases and credit bureau data to identify customers who qualify for credit, and then delivers pre-approved credit opportunities through existing customer touchpoints. Of the total number of accounts issued by the bank in the approved portfolios in 20[__]and 20[__], approximately [___]% were pre-approved using batch prescreening.

A digital shopping pass allows credit customers, who have applied and been approved for a credit card, to use the account immediately. The credit card and terms of the account are mailed by to the new cardholder. In some instances, merchant agreements provide for the ability to issue new cards on-site at the retailer/partner:

•

Deferred Interest – Interest accrues from the date of purchase but is not payable in full until the end of a promotional period. If not paid in full by the end of the promotional period, all accrued interest will be charged to the account along with any unpaid principal and will be included in the account’s revolving balance.

•

Low-APR – A promotional interest rate is assessed from the purchase date for a promotional period. If not paid in full by the end of the promotional period, any unpaid principal will be included in the revolving balance and interest will begin accruing at the current purchase rate.

•

Waived Interest – No interest is charged or accrued from the purchase date for a promotional period. If not paid in full by the end of the promotional period, any unpaid principal will be included in the revolving balance and interest will begin accruing at the current purchase rate.

•	Budget Pay – A promotional interest rate is assessed from the purchase date. The plan provides for fixed minimum monthly payment amounts and payments continue until the balance is paid in full.

For certain programs, the promotional periods for the programs described above could extend to up to [96] months from the date of purchase. The bank may offer additional promotions for new and existing accounts in the future. See “Risk Factors–Risks relating to the bank’s credit card business—The bank may change the terms and conditions of the accounts in a way that reduces collections”.

In addition, accounts may receive discount inserts and sale announcements in monthly statements, email offers and direct mail offers. The bank can support marketing efforts through marketing messaging supporting products or events, loyal shopper programs (rewards/loyalty programs), etc. The bank regularly uses reactivation campaigns and sometimes credit card reissues to reactivate dormant accounts.

Prior to the bank’s acquisition of a credit card portfolio from other financial institutions or retailers, due diligence is conducted in order to assess the historical performance of the portfolio. The bank receives data on the receivables of the credit card portfolio in order to conduct a risk assessment that entails a review of certain characteristics, including but not limited to, performance over time of the assets as it relates to purchases, fees, and delinquency and loss information. In addition, the bank compares the potential new portfolio against a selection of its existing credit card portfolios in order to assess relative risks. Finally, the bank reviews the overall credit management policies and practices of the prior credit processor. The bank follows an approval process under which these various aspects of the existing credit portfolio are considered in the overall risk assessment. Once the credit card portfolio is moved to the bank’s systems, the bank’s account management policies and practices will be followed (as described under “—Underwriting Process” below).

Regardless of the origination methodology, the credit underwriting department scores an applicant, based on their credit bureau report, including date of birth, using a proprietary credit score card. The applicant’s credit bureau report is electronically transmitted to the bank and the information is automatically fed into the risk scoring models to arrive at a risk score. The automated system then provides an “approve” or “decline” credit decision, as well as the account and credit limit, if applicable. When a new account is opened, the bank groups the credit card account into one of nineteen billing cycles based upon geography. Each billing cycle has a separate monthly billing date.

Underwriting Process

In order to efficiently and accurately process the millions of annual applications the bank receives, it uses a high degree of automation in scoring technology and verification procedures. In the initial credit evaluation process, the bank uses a proprietary scorecard that has been refined to reflect performance of the various card programs. Credit scoring is based on several factors including delinquency history, number of recent credit inquiries and the amount of credit used and available. The bank continuously validates, monitors and maintains these scorecards and uses the resulting data to ensure optimal risk performance.

The bank scores each application on the basis of information purchased from one of the major credit bureaus. Most programs also use a credit bureau score in addition to the proprietary score in the credit granting decision. Cut-off scores are reviewed twice a year to ensure the accounts approved are performing as expected and profitability is being maintained at predetermined levels.

In order to monitor and control the quality of the credit card portfolio, the bank uses behavioral scoring models and credit bureau scores to score each active account on its monthly billing date. The behavioral scoring models dynamically evaluate credit limit assignments to determine whether or not credit limits should be increased, decreased or maintained based on the creditworthiness of the individual cardholder. The bank’s proprietary scoring models include such factors as: how long the account has been on file, credit utilization, shopping patterns and trends, payment history and account delinquency.

Point-of-sale terminals in stores operated by the current retailers have an on-line connection with the bank’s credit authorization system and allow real-time updating of accounts. Every sales transaction is passed through the bank’s automated authorization system. If the proposed charge would place the account over its credit limit, the decision to authorize is based on credit bureau data and historical payment performance to approve or deny the charge or potentially lead to a real-time credit limit increase.

Sponsor’s Securitization Experience

Since January 1996, Comenity Bank has securitized substantially all of the credit card receivables that it originates. Originally, the securitization took the form of a one-step transfer to World Financial Network Credit Card Master Trust. In 2001, the agreements relating to that trust were modified to provide for the current two-step transfer structure, in which the bank first sells receivables to us, and we in turn sell them to the trust. Also in 2001, World Financial Network

Credit Card Master Note Trust was formed and began issuing notes backed by the collateral interest issued by World Financial Network Credit Card Master Trust to World Financial Network Credit Card Master Note Trust. The bank has also used three other master trusts for private issuances, although only one such trust, World Financial Network Credit Card Master Trust III (“Trust III”), is currently in existence. We are the transferor to Trust III in a two-step structure like the one that was implemented for World Financial Network Credit Card Master Trust in 2001. The bank’s securitization program is the primary vehicle through which the bank finances its credit card receivables. Besides periodic registered issuances by World Financial Network Credit Card Master Note Trust, the trusts sponsored by the bank also issue in private transactions, predominantly to banks and asset-backed commercial paper conduits.

The table below sets forth the average principal receivables balance for each of the sponsor’s securitization programs, the bank’s non-securitized portfolio and the bank’s total portfolio (including both securitized and non-securitized receivables) during each of the periods shown. Average principal receivables outstanding is the average of the principal receivables balances at the beginning of each month in the period indicated. For purposes of the table below:

•

The percentage of the trust portfolio to total securitized portfolio is based on the average principal receivables balance in each of the trust portfolio and the total securitized portfolio for each of the periods shown.

•

The percentage of the trust portfolio to total portfolio is based on the average principal receivables balance in each of the trust portfolio and the bank’s total portfolio (including both securitized and non-securitized receivables) for each of the periods shown.

Average Principal Receivables

(Dollars in Thousands)

	[ ] months Ended [ ],	Year Ended December 31,
	[20[ ]]	20[ ]	20[ ]	20[ ]	20[ ]
Trust Portfolio for Issuing Entity
Trust III
Non-Securitized
Total Portfolio
Percentage of trust portfolio to total securitized portfolio
Percentage of trust portfolio to total portfolio

Since the receivables outstanding in the trust portfolio make up a large percentage of the bank’s overall portfolio, the information about the composition of that trust’s receivables in this prospectus provides a good indication of the composition of the bank’s overall portfolio. The bank may designate additional portfolios of accounts that are currently in its other securitization programs or not securitized, upon satisfaction of certain conditions. See “The Trust Portfolio—Addition of Trust Assets.

Bank’s Ability to Change Account Terms and Procedures

The bank has agreed that it will comply with the credit card agreements relating to the accounts and its policies and procedures relating to the accounts unless the failure to do so would not have a material adverse effect on the rights of the trust, the trustee, the issuing entity and the rights of the securityholders. The bank may change the terms and provisions of the credit card agreements or policies and procedures in any respect, including the calculation of the amount, or the timing, of charge-offs, so long as any changes made are also made to comparable accounts in the bank’s credit card portfolio.

The bank has also agreed that it will not reduce the finance charges and other fees on the accounts, if as a result of the reduction, its reasonable expectation of the portfolio yield as of the time of the reduction would be less than the highest of the base rates of all outstanding series, except as required by law or as is consistent with the pooling and servicing agreement and the transfer and servicing agreement and as the bank deems advisable for its credit card program based on a good faith assessment of various factors impacting the use of its private label credit cards.

Assignment of Bank’s Obligations; Merger or Consolidation

The obligations of the bank under the receivables purchase agreement are not assignable and no person may succeed to the rights of the bank under the receivables purchase agreement, except in the following circumstances:

(1)

the merger or consolidation of the bank or the conveyance by the bank of its business substantially as an entirety, in each case that does not cause a breach of the covenant described in the following paragraph; and

(2)	conveyances, mergers, consolidations, assumptions, sale or transfers to other entities provided that the following conditions are satisfied:

(a)

the bank delivers an officer’s certificate to us and the trustee indicating that the bank reasonably believes that the action will not adversely effect in any material respect the interests of us or any noteholder;

(b)	the bank delivers an officer’s certificate and opinion of counsel described in clause (2) of the following paragraph; and

(c)

the purchaser, transferee, pledgee or other entity succeeding to the obligations of the bank expressly assumes by a supplemental agreement to perform every covenant and obligation of the bank under the receivables purchase agreement.

The bank agreed not to consolidate with or merge into any other entity or convey its business substantially as an entirety to any person unless:

(1)	the entity, if other than the bank, formed by the consolidation or merger or that acquires the property or assets of the bank:

(a)	is organized under the laws of the United States or any one of its states or the District of Columbia; and

(b)	expressly assumes, by a supplemental agreement, to perform every covenant and obligation of the bank under the receivables purchase agreement;

(2)

the bank delivers to us and the trustee an officer’s certificate stating that the consolidation, merger, conveyance or transfer and the related supplemental agreement comply with any applicable terms of the receivables purchase agreement and that all conditions precedent relating to the applicable transaction have been complied with, and an opinion of counsel to the effect that the related supplemental agreement is legal, valid and binding with respect to the surviving entity, subject to permitted insolvency and equity related exceptions;

(3)	the bank delivers to us, the applicable trustee and each rating agency a tax opinion with respect to the consolidation, merger, conveyance or transfer;

(4)	the surviving entity files appropriate financing statements; and

(5)	the Rating Agency Condition shall have been satisfied with respect to such consolidation, merger, conveyance or transfer.

The conditions described in this paragraph do not apply to any consolidation or merger if the bank would be the surviving entity.

Certain Regulatory Matters

If federal or state bank regulatory authorities supervising any bank were to find that any obligation of that bank or an affiliate under a securitization or other agreement, or any activity of that bank or affiliate, constituted an unsafe or unsound practice or violated any law, rule or regulation applicable to the related bank, including those related to affiliate transactions, these federal bank regulatory authorities have the power under applicable law to order that bank or affiliate, among other things, to rescind that contractual obligation or terminate that activity. The bank may not be liable to you for contractual damages for complying with such an order and you may have no recourse against the applicable regulatory authority.

In 2003, the Office of the Comptroller of the Currency issued a consent order against a national bank asserting that, contrary to safe and sound banking practices, the bank was receiving inadequate servicing compensation under its securitization agreements, and ordered it, among other things, to resign as servicer within approximately 75 days and immediately to withhold funds from collections in an amount sufficient to compensate it for its actual costs and expenses of servicing, notwithstanding the priority of payments in the securitization agreements.

While the bank does not believe that any appropriate banking regulatory authority would consider provisions relating to the bank acting as servicer or the payment or amount of the servicing fee payable to the bank, or any other obligation of the bank under its securitization agreements, to be unsafe or unsound or violative of any law, rule or regulation applicable to it, we cannot assure you that any such regulatory authority in the future would not conclude otherwise. If such a regulatory authority did reach that conclusion, and ordered the bank to rescind or amend its securitization agreements, payments on your securities may be delayed or reduced.

Credit Risk Retention

As described under “The Depositor,” WFN Credit Company, LLC, a wholly-owned affiliate of the sponsor, is the sole certificate holder of the trust and has the right to receive all cash flows associated with the Transferor Amount. The “Transferor Amount” means, on any date, the difference between:

(1)	the Aggregate Principal Balance on that date; minus

(2)	the aggregate of the collateral and invested amounts of all outstanding series of securities; plus

(3)

the principal amount on deposit in the collection account for any series and the amount of shared principal collections retained in the collection account to be applied as principal with respect to any variable interest, to the extent not deducted in calculating the collateral or invested amount for the related series.

We are required to maintain a minimum Transferor Amount at least equal to the “Minimum Transferor Amount,” which on any date of determination, will equal an amount calculated as follows:

(a)	(i)	Aggregate Principal Receivables

plus

	(ii)	if on such date of determination, World Financial Network Credit Card Master Trust has not been terminated, amounts on deposit in the excess funding account	multiplied by	(iii)	4%, or if less, the highest of the Required Retained Transferor Percentages, as defined in this prospectus plus

(b)	any Additional Minimum Transferor Amount.

As of [_] [_], 20[_], the Transferor Amount was approximately $[_] million, which exceeded the Minimum Transferor Amount by approximately $[_] million. We and other affiliates of the sponsor have purchased, or may in the future purchase, subordinated classes of notes of one or more series issued by the trust, [including [a portion of] the Class M notes, Class B notes, Class C notes and Class D notes issued in Series 20[_]-[_], which we expect to purchase]. [If applicable: [Disclose any hedge (security specific or portfolio) materially related to the credit risk of the retained notes that was entered into by the sponsor, or if known, by an affiliate of the sponsor to offset the risk position.]. See Annex I to this prospectus for information regarding notes expected to be held by us and our affiliates as of the closing date.

In addition, in accordance with the credit risk retention rules of Regulation RR issued by the SEC, either we are, as depositor and a wholly-owned affiliate of the sponsor, or the bank is, as sponsor, required to retain an economic interest in the credit risk of the transferred receivables. Though similar in concept, the obligation to comply with Regulation RR and the requirement to hold the Transferor Amount in an amount not less than the Minimum Transferor Amount are independent obligations and are calculated differently. Among other things, as noted above, the Transferor Amount is reduced by the aggregate collateral and invested amounts of all outstanding series (including subordinated collateral amounts, such as the excess collateral amount), while the seller’s interest for purposes of compliance with Regulation RR is reduced by the aggregate outstanding note balances for such series (as further described in the following paragraph). We intend to satisfy the risk retention requirements by maintaining such seller’s interest (as described in the next paragraph), calculated in accordance with Regulation RR, in a minimum amount not less than the product of (a) five percent and (b) the result of (i) the excess of the outstanding principal balance of all outstanding notes issued by the issuing entity, other than any notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank minus (ii) the principal balance of all funds held in segregated principal accumulation accounts that meet the requirements of Rule 5(c)(2) of Regulation RR for the repayment of the principal amount of notes other than notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank (we refer to the result described in clause (b) as the “adjusted outstanding investor ABS interests”). For purpose of the calculation described in the preceding sentence, a wholly-owned affiliate of the bank will include any person, other than the issuing entity, that directly or indirectly, wholly controls (i.e. owns 100% of the equity in such person), is wholly controlled by, or is wholly under common control with, the bank.

The seller’s interest, as of any date of determination, will be calculated as the excess of (x) the sum of the total amount of principal receivables and the principal amount of any participation interests held by the trust and the total amount of principal collections on deposit in the collection account, over (y) the aggregate of the outstanding balance of the notes for all series of notes. As of the closing date, we expect a seller’s interest equal to $[_], which, together with amounts on deposit in the excess funding account, will equal [_]% of the adjusted outstanding investor ABS interests. For the purposes of determining the seller’s interest on the closing date, we have used the aggregate amount of principal receivables, principal collections on deposit in the collection account and amounts on deposit in the principal accumulation accounts and the excess funding account as of [_] [_], 20[_], and the outstanding principal balance of the notes expected to be outstanding as of the closing date, including $[_] of Series 20[_]-[_] notes. [For the purposes of determining the adjusted outstanding investor ABS interests as of the closing date, we have excluded the initial principal balance of the Class [B] notes, which will be designated as “risk retention retained notes” pursuant to the Series 20[_]-[_] indenture supplement.] We will disclose on a Form 8-K within a reasonable time after the closing date the amount of the seller’s interest on the closing date if materially different from that disclosed in this prospectus. In addition, we will disclose on each monthly Form 10-D the amount of the seller’s interest as of the most recent “RR measurement date,” which will be the last day of each monthly period.

We will determine compliance with Regulation RR on each RR measurement date. If the seller’s interest plus amounts on deposit (excluding any investment earnings on deposit) in the excess funding account (to the extent the excess funding account meets the requirements of Rule 5(f) of Regulation RR) is not equal to at least five percent of the adjusted outstanding investor ABS interests on any RR measurement date and is not increased to at least five percent by the following RR measurement date, we will fail to satisfy the risk retention requirements of Regulation RR. However, we will not violate the requirements of Regulation RR if the seller’s interest plus amounts on deposit in the excess funding account falls below five percent of the adjusted outstanding investor ABS interests if (i) an early amortization period commences for all outstanding series of notes, (ii) we were in compliance with the risk retention requirements as of the commencement of such period and (iii) no additional notes are issued thereafter. In addition, affiliates of the sponsor have purchased, and may in the future purchase, subordinated classes of notes issued by the issuing entity.

See “EU and UK Regulation of Investment in Securitizations” below in this prospectus for a discussion of the bank’s retained interest in the transaction constituted by the issuance of the Series 20[_]-[_] notes with reference to the EU Securitization Rules and the UK Securitization Rules.

We will not purchase or sell a security or other financial instrument, enter into any derivative, agreement or position that reduces or limits our financial exposure to the seller’s interest that we will retain to satisfy the risk retention requirement of Regulation RR to the extent such activities would be prohibited hedging activities in accordance with Regulation RR.

The Depositor

WFN Credit Company, LLC

We, WFN Credit Company, LLC, are a limited liability company formed under the laws of the State of Delaware on May 1, 2001, and are a wholly-owned, direct subsidiary of the bank. We were organized for the limited purpose of purchasing, holding, owning and transferring receivables and related activities. We have been engaged in securitizing credit card receivables as described in this prospectus since our formation and have not been engaged in any activities other than activities incidental to our securitizations.

As described under “The Issuing Entity—Transfer and Assignment of Receivables,” we transfer certain of the receivables transferred to us by the bank to the trust on an on-going basis. We are the sole certificateholder of the trust and have the right to receive all cash flows from the assets of the trust other than the amounts required to make payments for any series of notes. Our interest is called the transferor interest.

Assignment of Depositor’s Interests; Merger or Consolidation

The trust agreement provides that we may sell, assign, pledge or otherwise transfer our interest in all or a portion of the transferor interest. Before we may transfer our interest in the transferor interest, the following must occur:

(1)	the Rating Agency Condition must be satisfied with respect to the transfer;

(2)	we deliver an opinion of counsel to the effect that, for United States federal income tax purposes:

(a)	the transfer will not adversely affect the tax characterization as debt of notes of any outstanding series or class that were characterized as debt at the time of their issuance;

(b)	the transfer will not cause the issuing entity to be deemed to be an association or publicly traded partnership taxable as a corporation; and

(c)	the transfer will not cause or constitute an event in which gain or loss would be recognized by any noteholder; and

(3)

we deliver an opinion to the effect that the transfer does not require registration of the interest under the Securities Act or state securities laws except for any registration that has been duly completed and become effective.

We may consolidate with, merge into, or sell our business to another entity in accordance with the pooling and servicing agreement and the transfer and servicing agreement on the following conditions:

(1)	the entity, if other than us, formed by the consolidation or merger or that acquires our property or assets or the servicer’s property or assets, as the case may be:

(a)

is organized under the laws of the United States or any one of its states and (x) a business entity that may not become a debtor in a proceeding under the bankruptcy code or (y) is a special-purpose entity, the powers and activities of which are limited to the performance of our obligations under the pooling and servicing agreement and any supplement and the transfer and servicing agreement and related documents;

(b)	expressly assumes, by a supplemental agreement, to perform each of our covenants and obligations;

(2)

delivery to the trustee for World Financial Network Credit Card Master Trust and the indenture trustee of an officer’s certificate stating that the consolidation, merger, conveyance or transfer and the related supplemental agreement comply with the pooling and servicing agreement and the transfer and servicing agreement and that all conditions precedent relating to the applicable transaction have been complied with, and an opinion of counsel to the effect that the related supplemental agreement is valid and binding with respect to the surviving entity, subject to permitted insolvency and equity related exceptions;

(3)	the surviving entity files appropriate financing statements;

(4)

we deliver to the trustee for World Financial Network Credit Card Master Trust, the indenture trustee and each rating agency a tax opinion with respect to such consolidation, merger, conveyance or transfer;

(5)	delivery of notice of the applicable transaction to each rating agency; and

(6)	the Rating Agency Condition shall have been satisfied with respect to such consolidation, merger, conveyance or transfer.

The conditions described in this paragraph do not apply to any consolidation or merger if we would be the surviving entity.

The Issuing Entity

World Financial Network Credit Card Master Note Trust

The issuing entity for your notes will be World Financial Network Credit Card Master Note Trust. The issuing entity is a statutory trust created under the laws of the State of Delaware. It is operated under a trust agreement, dated as of August 1, 2001, between us and Citicorp Trust Delaware, National Association, as owner trustee.

The administrator may perform certain discretionary activities with regard to the administration of the issuing entity and the notes, as described in “—Administrator” in this prospectus. The servicer may also perform certain discretionary activities with regard to the issuing entity’s assets, as described in “The Servicer” in this prospectus. We, as holder of the transferor certificate, may also direct the owner trustee to perform certain discretionary activities with regard to the issuing entity, as described in “The Owner Trustee—Duties and Responsibilities of Owner Trustee” in this prospectus.

The issuing entity’s principal offices are in Wilmington, Delaware, in care of Citicorp Trust Delaware, National Association, as owner trustee, at the following address: 20  Montchanin Road, Suite 180, Greenville, Delaware 19807.

Restrictions on Activities

The activities of the issuing entity are limited to:

•	acquiring, owning and managing the trust assets and the proceeds of those assets;

•	issuing and making payments on the notes; and

•	engaging in related activities.

The trust may not engage in any activity other than in connection with the activities listed above or other than as required or authorized by the trust agreement, the agreements pursuant to which the receivables are transferred from the bank to us and from us to the trust, the indenture and the indenture supplements or any related agreements. The fiscal year of the trust ends on December 31st of each year, unless changed by the trust. The trust will notify the indenture trustee of any change in its fiscal year.

As long as any notes are outstanding, the issuing entity will not, among other things:

•

except as expressly permitted by the indenture, the transfer and servicing agreement or related documents, sell, transfer, exchange or otherwise dispose of any of the assets of the issuing entity that secure the notes unless directed to do so by the indenture trustee;

•

claim any credit on or make any deduction from payments in respect of the principal of and interest on the notes—other than amounts withheld under the Internal Revenue Code or applicable state law—or assert any claim against any present or former noteholders because of the payment of taxes levied or assessed upon the assets of the issuing entity that secure the notes;

•	voluntarily dissolve or liquidate in whole or in part; or

•

permit (A) the validity or effectiveness of the indenture or the lien under the indenture to be impaired, or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture, (B) any lien or other claim of a third party to be created with respect to the assets of the issuing entity, or (C) the lien of the indenture not to constitute a valid first priority perfected security interest in the assets of the issuing entity that secure the notes.

The issuing entity will not incur, assume or guarantee any indebtedness other than indebtedness under the notes and the indenture.

The indenture provides that the issuing entity may not consolidate with, merge into or sell its business to another entity, unless:

(1)	the entity, if other than the issuing entity, formed by or surviving the consolidation or merger or that acquires the issuing entity’s business:

(a)	is organized under the laws of the United States or any one of its states;

(b)	is not subject to regulation as an “investment company” under the Investment Company Act of 1940, as amended;

(c)

expressly assumes, by supplemental indenture, the issuing entity’s obligation to make due and punctual payments upon the notes and the performance of every covenant of the issuing entity under the indenture;

(d)

in the case of a sale of the issuing entity’s business, expressly agrees, by supplemental indenture that (i) all right, title and interest so conveyed or transferred by the issuing entity will be subject and subordinate to the rights of the noteholders and (ii) it will make all filings with the Securities and Exchange Commission required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the notes; and

(e)	in the case of a sale of the issuing entity’s business, expressly agrees to indemnify the issuing entity from any loss, liability or expense arising under the indenture and the notes;

(2)	no early amortization event or event of default will exist immediately after the merger, consolidation or sale;

(3)	the Rating Agency Condition is satisfied;

(4)	the issuing entity will have received an opinion of counsel to the effect that for United States federal income tax purposes:

(a)	the transaction will not adversely affect the tax characterization as debt of notes of any outstanding series or class that were characterized as debt at the time of their issuance;

(b)	the transaction will not cause the issuing entity to be deemed to be an association or publicly traded partnership taxable as a corporation; and

(c)	the transaction will not cause or constitute an event in which gain or loss would be recognized by any noteholder;

(5)	any action necessary to maintain the lien and security interest created by the indenture will have been taken; and

(6)

the issuing entity has delivered to the indenture trustee an opinion of counsel and officer’s certificate each stating that the consolidation, merger or sale satisfies all requirements under the indenture and that the supplemental indenture is duly authorized, executed and delivered and is valid, binding and enforceable against the entity formed by or surviving such consolidation, merger or sale.

Administrator

The bank acts as administrator for the issuing entity. See “The Sponsor—Comenity Bank” in this prospectus for a description of the business of Comenity Bank.

The administrator will provide the notices and perform on behalf of the issuing entity other administrative duties of the issuing entity under the transfer and servicing agreement, the trust agreement, the indenture and the indenture supplement for each series. The administrator, on behalf of the issuing entity, will monitor the performance of the issuing entity under the transfer and servicing agreement, the trust agreement and the indenture and advise the owner trustee when action is necessary to comply with the issuing entity’s or owner trustee’s duties under those agreements. The administrator will prepare, or cause to be prepared, for execution by the issuing entity or owner trustee, all documents, reports, filings, instruments, orders, certificates and opinions that the issuing entity or owner trustee is required to prepare, file or deliver under the transfer and servicing agreement, the trust agreement and the indenture and will take all appropriate action that is the duty of the issuing entity or owner trustee under those agreements, including the removal of the indenture trustee and the appointment of a successor indenture trustee under the circumstances described in “The Indenture Trustee—Resignation or Removal of Indenture Trustee” in this prospectus.

With respect to any matters that in the reasonable judgment of the administrator are non-ministerial, the administrator will not take any action unless the administrator has first notified us of the proposed action within a reasonable amount of time prior to the taking of that action and we have not withheld consent to that action or provided alternative direction. Non-ministerial matters that may be performed by the administrator on behalf of the issuing entity include:

•	the initiation or settlement of any claim or lawsuit brought by or against the issuing entity other than in connection with the collection of the transferred receivables;

•	the amendment of the transfer and servicing agreement, the trust agreement, the indenture or any other related document; and

•	the appointment of successor transfer agent and registrars, paying agents, indenture trustees and administrators.

The administrator is an independent contractor and is not subject to the supervision of the issuing entity or the owner trustee concerning the manner in which it performs its obligations under the administration agreement.

As compensation for the performance of its duties under the administration agreement and as reimbursement for its expenses relating to those duties, the administrator is entitled to receive $100 per month payable in arrears on each payment date. We shall be responsible for payment of this fee.

The administrator may resign by providing the issuing entity with at least 60 days’ prior written notice.

The issuing entity may remove the administrator without cause by providing the administrator with at least 60 days’ prior written notice. At the sole option of the issuing entity, the administrator may also be removed immediately upon written notice of termination from the issuing entity to the administrator if any of the following events occurs:

•

the administrator defaults in the performance of any of its duties and, after notice of the default, does not cure the default within thirty days or, if the default cannot be cured in thirty days, does not give, within thirty days, assurance of cure that is reasonably satisfactory to the issuing entity; or

•	certain bankruptcy or insolvency related events relating to the administrator (although this provision may not be enforceable).

No resignation or removal of the administrator will be effective until a successor administrator has been appointed by the issuing entity and such successor administrator agrees in writing to be bound by the terms of the administration agreement and the Rating Agency Condition has been satisfied with respect to the appointment.

Capitalization of Issuing Entity; Minimum Transferor Amount

The issuing entity’s capital structure has [three] main elements:

•	notes issued to investors, which are summarized in Annex I to this prospectus;

•

[excess collateral amounts, which are portions of the transferred receivables that provide credit enhancement for various series of notes by absorbing losses and uncovered dilution on the transferred receivables allocated to the related series to the extent not covered by finance charge collections available to that series;] and

•	the Transferor Amount, as described below.

We are required to maintain a minimum Transferor Amount at least equal to the Minimum Transferor Amount. The calculations of the Transferor Amount and the Minimum Transferor Amount are described more specifically in under “The Sponsor—Credit Risk Retention” in this prospectus.

On each business day on which the Transferor Amount is less than or equal to the Specified Transferor Amount or the aggregate amount of principal receivables plus amounts on deposit in the excess funding account is less than the Required Principal Balance, the servicer will deposit collections of principal receivables allocable to the Transferor Amount and excess shared principal collections otherwise distributable to us or our assigns into the excess funding account until the Transferor Amount equals the Specified Transferor Amount. We may direct the servicer to withdraw funds on deposit in the excess funding account in an amount not to exceed the lesser of (i) the amount by which the Transferor Amount exceeds the Specified Transferor Amount on such day and (ii) the amount by which the aggregate amount of principal receivables plus amounts on deposit in the excess funding account exceeds the Required Principal Balance on such day, and pay such funds to us or our assigns. Thereafter, funds on deposit in the excess funding account will be treated as shared principal collections to the extent that the Transferor Amount—calculated without including the excess funding account balance—is less than zero.

Investment earnings on amounts on deposit in the excess funding account will be treated as finance charge collections and allocated to each series of securities based on the respective allocation percentages for each series.

In addition, as described in “The Trust Portfolio—Addition of Trust Assets” in this prospectus, if during any period of thirty consecutive days, the Transferor Amount averaged over that period is less than the Minimum Transferor Amount, we will be required to designate additional accounts to the trust.

Transfer and Assignment of Receivables

The receivables comprising the trust have been transferred either directly by the bank to the trust or by the bank to us, and in turn, by us to the trust. Under the pooling and servicing agreement entered into by the bank in 1996, the bank, in its capacity as transferor, transferred the receivables in designated accounts to the trust. As of August 1, 2001, the pooling and servicing agreement was amended, to designate us as the transferor in replacement of the bank. At the same time, we entered into a receivables purchase agreement with the bank whereby the bank designated all eligible accounts to us and transferred the receivables created after the date of the agreement to us. The bank will also transfer and assign future receivables created in these accounts and additional accounts to us. Under the amended pooling and servicing agreement, in our capacity as transferor, we transfer all receivables sold to us by the bank under the receivables purchase agreement to the trust.

We and the bank have indicated and, in connection with each future transfer of receivables to the trust, will indicate in our computer files or books and records that the receivables that have been conveyed to the trust. In addition, we and the bank have provided or caused to be provided to the trustee and the trust computer files or microfiche lists, containing a true and complete list showing each account, identified by account number and setting forth the total outstanding balance on the date of transfer. Neither we nor the bank will deliver to the trustee or the trust any other records or agreements relating to the accounts or the receivables, except in connection with additions or removals of accounts. Except as stated in this paragraph, the records and agreements that the bank maintains relating to the accounts and the receivables are not and will not be segregated from other documents and agreements relating to other credit card accounts and receivables and are not and will not be stamped or marked to reflect the transfers described in this paragraph, but the bank’s computer records are and will be required to be marked to evidence these transfers. We and the bank have filed in all appropriate jurisdictions Uniform Commercial Code financing statements with respect to the receivables meeting the requirements of applicable law. See “Risk Factors—Risks relating to the structure of the securitization transaction—Some liens would be given priority over your notes which could cause delayed or reduced payments” and “The Issuing Entity—Perfection and Priority of Security Interests” in this prospectus.

The receivables purchase agreement will terminate immediately after each of the World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust terminates. In addition, if a receiver or conservator is appointed for the bank or we become a debtor in a bankruptcy case or other specified liquidation, bankruptcy, insolvency or similar events occur or the bank becomes unable for any reason to transfer receivables to us in accordance with the receivables purchase agreement, we will immediately cease to purchase receivables under the receivables purchase agreement, although this provision may not be enforceable.

Perfection and Priority of Security Interests

In the receivables purchase agreement, the bank represents and warrants that its transfer of receivables constitutes a valid sale and assignment of all of its right, title and interest in and to the receivables. In the pooling and servicing agreement, we represent and warrant that the transfer of receivables constitutes either (1) a valid sale and assignment of all of our or the bank’s, as the case may be, right, title and interest in and to the receivables, except for the transferor interest, or (2) creates in favor of the trust a (x) valid first-priority perfected security interest in our or the bank’s, as the case may be, rights in the receivables in existence at the time that the trust is formed or at the time that receivables in additional accounts are transferred, as the case may be, and (y) a valid first-priority perfected security interest in our rights in the receivables arising in accounts already designated for the trust portfolio on and after their creation, in each case until termination of the trust. For a discussion of the issuing entity’s rights arising from these representations and warranties not being satisfied, see “The Trust Portfolio—Representations and Warranties of the Depositor” in this prospectus.

There are limited circumstances in which prior or subsequent transferees of receivables could have an interest in those receivables with priority over the trust’s interest. Under the receivables purchase agreement, however, the bank represents and warrants that it has transferred the receivables to us free and clear of the lien of any third party other than certain tax liens and other than the liens of the trust and the indenture trustee. In addition, the bank covenants that it will not sell, pledge, assign, transfer or grant any lien on any receivable or any interest in any receivable other than to us, the trust, or the indenture trustee. Similarly, under the pooling and servicing agreement, we represent and warrant that the receivables have been transferred to the trust free and clear of the lien of any third party other than the indenture trustee and specified tax liens. In addition, we covenant that we will not sell, pledge, assign, transfer, or grant any lien on any receivable or any interest in any receivable other than to the trust. Nevertheless, a tax, governmental or other nonconsensual lien on our property or the bank’s property arising prior to the time a receivable is transferred to the trust may have priority over the trust’s interest in that receivable. See “Risk Factors—Risks relating to the structure of the securitization transaction—Some liens would be given priority over your notes which could cause delayed or reduced payments” in this prospectus. Furthermore, if the FDIC were appointed as the bank’s receiver or conservator, administrative expenses of the receiver or conservator may have priority over the trust’s interest in the receivables.

At any time in the future when the conditions discussed in “The Servicer—Collections; Commingling” in this prospectus are satisfied, the servicer, on behalf of the issuing entity, will be permitted to make deposits of collections on a monthly basis. Regardless of whether these conditions are satisfied, cash collections held by the servicer, on behalf of the issuing entity, will generally be commingled with other funds of the servicer for two business days prior to deposit in a trust account. The trust may not have a first-priority perfected security interest in commingled collections. In addition, if a receiver or conservator were appointed for the bank, or if the bank failed to perform its obligations, the indenture trustee may not be able to obtain, or may experience delays in obtaining, control of collections that are in possession of the bank. If the servicer becomes insolvent or fails to perform its obligations, the amount payable to you could be lower than the outstanding principal and accrued interest on the notes, thus resulting in losses to you.

Conservatorship and Receivership; Bankruptcy

If the bank were to become insolvent, or if the bank were to violate laws or regulations applicable to it, the FDIC could act as conservator or receiver for the bank. In that role, the FDIC would have broad powers to repudiate contracts to which the bank was party if the FDIC determined that the contracts were burdensome and that repudiation would promote the orderly administration of the bank’s affairs. Among the contracts that might be repudiated are the receivables purchase agreement under which the bank transfers receivables to us and the pooling and servicing agreement and transfer and servicing agreement, pursuant to which the bank has agreed to service the receivables. Also, if the FDIC were acting as the bank’s conservator or receiver, the FDIC might have the power to extend its repudiation and avoidance powers to us because we are a wholly-owned subsidiary of the bank.

Also, none of us, the issuing entity, World Financial Network Credit Card Master Trust, the trustee for World Financial Network Credit Card Master Trust or the indenture trustee could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect the bank’s rights under those contracts without the FDIC’s consent, for 90 days after the receiver is appointed or 45 days after the conservator is appointed, as applicable. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of the bank. The requirement to obtain the FDIC’s consent before taking these actions relating to a bank’s contracts or property is sometimes referred to as an “automatic stay.”

The FDIC’s repudiation power would enable the FDIC to repudiate the bank’s obligations as servicer and any ongoing repurchase or indemnity obligations under the transaction documents. We will structure the transfers of receivables under the receivables purchase agreement between the bank and us with the intent that they would be characterized as legal true sales. If the transfers are so characterized, then the FDIC should not be able to recover or reclaim the transferred receivables using its repudiation power. However, if those transfers were not respected as legal true sales, then we would be treated as having made a loan to the bank, secured by the transferred receivables. The FDIC ordinarily has the power to repudiate secured loans and then recover the collateral after paying damages (as described further below) to the lenders.

The FDIC has, however, made statements that suggest it may believe it has the power to recover any asset that is shown on a bank’s balance sheet, and stated that determination of whether or not there has been a legal true sale would take time, possibly causing delays in payment. The transfers of receivables by the bank to us will not be treated as sales for accounting purposes and the receivables will be shown on the bank’s balance sheet. If the FDIC were to successfully assert that the transfer of receivables under the receivables purchase agreement between the bank and us was not a legal true sale, then we would be treated as having made a loan to the bank, secured by the transferred receivables. If the FDIC repudiated that loan, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as conservator or receiver. There is no statutory definition of “actual direct compensatory damages,” but the term does not include damages for lost profits or opportunity.

The staff of the FDIC takes the position that upon repudiation these damages would not include interest accrued to the date of actual repudiation, so the issuing entity would receive interest only through the date of the appointment of the FDIC as conservator or receiver. The FDIC may repudiate a contract within a “reasonable time” of its appointment and the issuing entity may not have a claim for interest accrued during this period. In addition, in one case involving the repudiation by the Resolution Trust Corporation, formerly a sister agency of the FDIC, of certain secured zero-coupon bonds issued by a savings association, a United States federal district court held that “actual direct compensatory damages” in the case of a marketable security meant the market value of the repudiated bonds as of the date of repudiation. If that court’s view were applied to determine the “actual direct compensatory damages” in the circumstances described above, the amount of damages could, depending upon circumstances existing on the date of the repudiation, be less than the principal amount of the related securities and the interest accrued thereon to the date of payment.

We believe that some of the powers of the FDIC described above have been limited as a result of the “safe harbors” adopted by the FDIC in a regulation entitled “Treatment of financial assets transferred in connection with a securitization or participation,” which is referred to as the FDIC rule in this prospectus. The FDIC has adopted four different “safe harbors,” each of which limits the powers that the FDIC can exercise in the insolvency of an insured depository institution when it is appointed as receiver or conservator. Subject to the considerations discussed below, the relevant safe harbor for the trust will be the safe harbor for obligations of revolving trusts or master trusts, for which one or more obligations were issued prior to September 27, 2010. We sometimes refer to the satisfaction of the conditions for the relevant safe harbor as meeting “grandfathered safe harbor status.”

Under the grandfathered safe harbor status, the FDIC has stated that, if certain conditions are met, it will not use its repudiation power to reclaim, recover or recharacterize as property of an FDIC-insured depository institution any financial assets transferred by the depository institution in connection with a securitization transaction. The applicability of the safe harbor to the trust and the securitizations contemplated by this prospectus requires, among other things, that the transfers of the receivables meet the conditions for sale accounting treatment under generally accepted accounting principles in effect for reporting periods prior to November 15, 2009. The bank believes that the transfers meet these conditions; however, no independent audit or review has been made regarding the bank’s determination that the transfers of receivables made after December 31, 2009 meet the conditions for sale accounting treatment under generally accepted accounting principles in effect for reporting periods prior to November 15, 2009. If any of the conditions for this safe harbor status were found not to have been met, the FDIC’s rights to reclaim, recover, or recharacterize the bank’s transfer of receivables would not be restricted.

While the bank’s transfers of receivables are presently intended to meet all the conditions for grandfathered safe harbor status, future transfers of receivables may not meet one or all of those conditions and instead may occur in reliance on safe harbor regulations promulgated by the FDIC other than grandfathered safe harbor status, or in reliance on other guidance provided by the FDIC with respect to securitization transactions generally or the bank’s securitization transactions specifically. Should such future transfers not meet the criteria for grandfathered safe harbor status, even if they otherwise meet the requirements of the current FDIC safe harbor regulation, any successor regulation then in effect or any other FDIC guidance, there may be adverse consequences for you, including, but not limited to, a delay in receiving payments of ten (10) business days or more if the FDIC is appointed conservator or receiver and fails to pay or apply collections in accordance with the transaction documents. More specifically, under the provisions of the current FDIC safe harbor regulation that apply to transactions that are not subject to grandfathered safe harbor status, the FDIC has stated that if certain conditions are satisfied, then:

•

If the FDIC, as conservator or receiver, provides written notice of repudiation of the transaction document pursuant to which the receivables were transferred, and the FDIC does not pay damages within ten (10) business days following the effective date of such notice, the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the receivables and exercising remedies, including self-help remedies, as a secured creditor pursuant to the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business to facilitate the exercise of these contractual rights. The damages to be paid by the FDIC are the par value of the obligations issued in the securitization on the date of appointment of the FDIC as conservator or receiver, less any payments of principal received by holders of the obligations through the date of repudiation of the transaction document, plus unpaid accrued interest through the date of repudiation (to the extent actually received on the financial assets through such date). Upon payment of these damages, all liens or claims on the receivables under the transaction document will be released.

•

If, after appointment of the FDIC as conservator or receiver, the FDIC is in monetary default due to its failure to pay or apply collections from the receivables in accordance with the transaction documents, whether as servicer or otherwise, and remains in monetary default for ten (10) business days after written notice thereof, then the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the receivables and exercising remedies, including self-help remedies, as a secured creditor under the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of such contractual rights. The insolvent bank will have no further obligations under the transaction documents.

If future transfers occur in reliance on regulations or guidance other than grandfathered safe harbor status, your rights may be impacted in additional ways, and payments to you could be delayed or reduced.

Regardless of whether any particular safe harbor regulation applies or the transfers under the receivables purchase agreement between the bank and us are respected as legal true sales, as conservator or receiver for the bank the FDIC could:

•	require the issuing entity or any of the other transaction parties to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against the bank; or

•	repudiate without compensation the bank’s ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	prior to any such repudiation of a servicing agreement, prevent the trustee or the noteholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as conservator or receiver, and (2) any property in the possession of the FDIC, as conservator or receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC.

If bankruptcy, insolvency or similar proceedings occur with respect to the bank, we will promptly notify the indenture trustee and an early amortization event will occur with respect to each series. Under the pooling and servicing agreement and the transfer and servicing agreement, newly created receivables will not be transferred to the trust on and after any of these bankruptcy or insolvency related events. However, regardless of the terms of the transaction documents, the FDIC as conservator or receiver of the bank may have the power to prevent the commencement of an early amortization period, to prevent or limit the early liquidation of the receivables and termination of the trust, or to require the continued transfer of new principal receivables. Regardless of the instructions of those authorized to direct the indenture trustee and the trust, moreover, the FDIC as conservator or receiver of the bank may have the power to require the early liquidation of the receivables, to require the early termination of the trust and the retirement of the notes, or to prohibit or limit the continued transfer of new principal receivables.

In the event of conservatorship or receivership of the servicer, the conservator or receiver may have the power to prevent either the indenture trustee or the noteholders from appointing a successor servicer, to direct the servicer to stop servicing the receivables or to increase the amount or priority of the servicing fee due to the bank or otherwise alter the terms under which the bank services the receivables.

In the event of conservatorship or receivership of the administrator, the conservator or receiver may have the power to prevent the issuing entity from appointing a successor administrator or to direct the administrator to stop providing administrative services to the issuing entity or to increase the amount or priority of the administrative fee due to the bank or otherwise alter the terms under which the bank provides administrative services to us or the issuing entity.

We and the issuing entity are separate, bankruptcy-remote affiliates of the bank, and our operating agreement and the trust agreement for the issuing entity contain limitations on the nature of our business and the business of the issuing entity, respectively. The indenture trustee has agreed in the indenture, the trustee for World Financial Network Credit Card Master Trust has agreed in the pooling and servicing agreement and each noteholder by its acceptance of a note has agreed that it will not directly or indirectly institute or cause to be instituted against us or the issuing entity, as the case may be, any bankruptcy, insolvency or similar proceedings under the Bankruptcy Code or similar laws. Nevertheless, if we were to become a debtor in a bankruptcy case and if a bankruptcy trustee or one of our creditors or we as debtor-in-possession were to take the position that the transfer of the receivables by us to the issuing entity should be characterized as a pledge of those receivables, then delays in payment on the notes and possible reductions in the amount of those payments could result.

Because we are a wholly-owned subsidiary of the bank, certain banking laws and regulations may apply to us, and if we were found to have violated any of these laws or regulations, payments to you could be delayed or reduced. In addition, if the bank entered conservatorship or receivership, the FDIC could seek to exercise control over the receivables, the collateral certificate or our other assets on an interim or a permanent basis. Although steps have been taken to minimize this risk, the FDIC could argue that—

•	our assets (including the receivables and the collateral certificate) constitute assets of the bank available for liquidation and distribution by a conservator or receiver for the bank;

•	we and our assets (including the receivables and the collateral certificate) should be substantively consolidated with the bank and its assets; or

•	the FDIC’s control over the receivables or the collateral certificate is necessary for the bank to reorganize or to protect the public interest.

If these or similar arguments were made, whether successfully or not, payments to you could be delayed or reduced. Furthermore, regardless of any decision made by the FDIC or ruling made by a court, the fact that the bank has entered conservatorship or receivership could have an adverse effect on the liquidity and value of the notes.

In the receivership of an unrelated national bank, the FDIC successfully argued that certain of its rights and powers extended to a statutory trust formed and owned by that national bank in connection with a securitization of credit card receivables. If the bank were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to us, World Financial Network Credit Card Master Trust or the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the indenture trustee, World Financial Network Credit Card Master Trust, the issuing entity or other parties to the transaction under any transaction document, losses to noteholders could result.

Application of federal and state insolvency and debtor relief laws would affect the interests of the noteholders if those laws result in any receivables being charged-off as uncollectible. See “The Servicer—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus.

Annual Compliance Statement

The issuing entity is required to present to the indenture trustee each year a written statement as to the performance of its obligations under the indenture.

World Financial Network Credit Card Master Trust

The notes are secured by a beneficial interest in a pool of receivables that arise under private label and co-branded credit card accounts owned by the bank and designated by the bank as trust accounts. The receivables are currently held by World Financial Network Credit Card Master Trust, a New York common law trust formed by the bank in January 1996 to securitize a portion of the bank’s credit card receivables. World Financial Network Credit Card Master Trust is operated under a pooling and servicing agreement among us, as transferor, the bank, as servicer, and U.S. Bank National Association.

World Financial Network Credit Card Master Trust issued a collateral certificate to us that represents a beneficial interest in the receivables. We have transferred this collateral certificate to the issuing entity under a transfer and servicing agreement between us, as transferor, the bank, as servicer, and the issuing entity. Any other outstanding series of investor certificates issued by World Financial Network Credit Card Master Trust and the notes are referred to in this prospectus, collectively, as the securities, and the holders of those securities are referred to as the securityholders. At any time when no series of investor certificates issued by World Financial Network Credit Card Master Trust are outstanding, other than the collateral certificate, we may cause World Financial Network Credit Card Master Trust to terminate. Following any such termination, we will transfer the receivables directly to the issuing entity under the transfer and servicing agreement on substantially the same terms that currently apply under the pooling and servicing agreement.

The Servicer

Servicer’s Securitization Experience

The bank has acted as servicer on all of the securitizations that it has sponsored, so its experience as a servicer in credit card securitizations is coextensive with its experience as a sponsor, which is described in “The Sponsor—Sponsor’s Securitization Experience” in this prospectus. The size, growth and composition of the portfolio that the bank services is also the same as disclosed with respect to its originated and securitized portfolio, as disclosed in the same location. In addition to its experience as a servicer in securitizations, the bank and its predecessor entities have been servicing credit card receivables originated by the bank and such predecessor entities since 1982. The bank has serviced credit card receivables, including in the securitization context, through all phases of economic and consumer credit cycles and through a number of national and regional crises.

[If applicable for any prospectus included in this registration statement: Information regarding the servicer’s financial condition to the extent there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on performance of the trust portfolio or performance of the notes.]

Comenity Servicing LLC

The bank’s customer service, billing and collections functions related to the portfolios it owns and securitizes are outsourced to Comenity Servicing. Prior to January 1, 2013, Comenity Servicing did not have any independent experience servicing credit card receivables. Comenity Servicing acquired substantially all of the personnel and assets of Bread Financial Payments, Inc. (formerly ADS Alliance Data Systems, Inc.) that were used to perform the customer service, billing and collections functions for the bank prior to January 1, 2013. Bread Financial Payments, Inc. serviced the bank’s credit card portfolios from 1997 to December 31, 2012. All of Comenity Servicing’s outstanding common stock is owned by Bread Financial Payments, Inc., which is ultimately owned by the bank’s ultimate parent, Bread Financial.

Bread Financial Products and Services

Bread Financial is a leading provider of tech-forward payment and lending solutions, serving customers and consumer-based industries in the United States (including the District of Columbia and other U.S. territories). Through omnichannel touch points and a comprehensive product suite that includes credit card products and Bread® digital payment solutions, Bread Financial helps its partners drive revenue growth and customer loyalty, while giving customers greater payment choices. Bread Financial also offers credit and savings products directly to consumers through its proprietary products, including Comenity-branded financial services.

Bread Financial assists some of the best-known brands and retailers in driving sales and loyalty through an expanding suite of lending and payment solutions, including private label and co-brand credit card programs, and BNPL options (installment lending and split-pay). Bread Financial’s partners benefit from customer insights and analytics, with each of its credit card branded programs tailored to each partner’s brand and unique customers. In addition, Bread Financial continues to expand its direct-to-consumer lending and payment products and its digital payments platform. These products are supported and maximized by Bread Financial’s digital, analytical and servicing capabilities.

Servicing Procedures

As servicer, the bank is responsible for servicing and administering the receivables in the trust portfolio in accordance with the servicer’s policies and procedures for servicing comparable credit card receivables. The servicer is required to maintain fidelity bond coverage insuring against losses through wrongdoing of its officers and employees who are involved in the servicing of credit card receivables.

The bank’s credit card operations are organized to support the specific retailers being serviced around core functional components. The organization is managed to provide for the consistent application of credit policies and service standards for each portfolio serviced. Accounts are serviced by Comenity Servicing. Each call center processes new account applications, responds to customer inquiries and collects on delinquent or past due accounts. The service provided within a call center can be customized to support the particular requirements of each retailer. The credit processing functions consisting of statement rendering and mailing and payment processing are centralized in two processing centers. Credit card production is outsourced to a trusted third party provider and is performed in a secured environment.

Comenity Servicing, on the bank’s behalf, mails monthly billing statements to cardholders. Statement mailing is highly automated, using pre-sorting and bar coding. The billing statements present the total amount due showing the split between a new balance, previous balance, new charges, payments/credits, finance and other charges and the minimum payment due. Subject to applicable law, late and returned check fees are also added to a cardholder’s outstanding balance. The processing of cardholder remittances is performed by a sub-servicer on the bank’s behalf, using automated payment processing equipment and systems. Certain remittance processing and administration functions have transitioned from Comenity Servicing, an affiliate of the bank, to Fiserv and Deluxe Financial Services, LLC, third party service providers that provide credit card processing and certain print and mail and remittance processing functions to the credit card industry. See “—Collections; Commingling” below and “Risk Factors—Risks relating to the bank’s credit card business—The bank’s credit card operations could be adversely impacted if third party vendors fail to fulfill their obligations” in this prospectus.

[If applicable for any prospectus included this registration statement: Description of any material changes to the servicer’s policies and procedures for credit card receivables during the past three years.]

Collection Account and other Trust Accounts

As servicer, the bank established and maintains a collection account and an excess funding account, each in the name of the trustee, for the benefit of the security holders. Both the collection account and the excess funding account must be Qualified Accounts.

The funds on deposit in these accounts may only be invested, at the direction of the servicer, in Eligible Investments.

The indenture trustee, acting as the initial paying agent—or any entity then acting as paying agent—will have the revocable power to withdraw funds from the collection account and the excess funding account for the purpose of making payments to the noteholders.

The servicer will make all determinations with respect to the deposit of collections to the trust accounts and the transfer and disbursement of those collections. No party will independently verify the account activity for the trust accounts.

Collections; Commingling

The servicer must deposit into the collection account, no later than two business days after processing, all payments made on receivables in the trust portfolio. However, the servicer will be able to make these deposits on a monthly or other periodic basis if:

(1)	the bank remains the servicer; and

(2)	either:

(a)	the servicer provides to the trustee a letter of credit or other arrangement covering risk of collection of the servicer acceptable to the rating agencies; or

(b)

the servicer has and maintains a short-term debt rating of at least A-1 by S&P Global Ratings, a division of S&P Global (“Standard & Poor’s”), F1 by Fitch Ratings, Inc. (“Fitch”) and P-1 by Moody’s Investors Service (“Moody’s”) and has deposit insurance as required by law and by the FDIC; or

(c)	with respect to collections allocated to any series, any other conditions specified in the related indenture supplement are satisfied.

The servicer currently has not provided a letter of credit and does not currently maintain the ratings described above.

The servicer is only required to make daily or periodic deposits to the collection account during any monthly period to the extent that the funds are needed for deposit into other trust accounts or distribution to security holders or other parties on or prior to the related distribution date. If the collection account balance ever exceeds the amount needed for those deposits or distributions, the servicer may withdraw the excess and pay that amount to us or our assigns.

Subject to the immediately preceding sentence, the servicer may retain its servicing fee for any series and will not be required to deposit it in the collection account.

The servicer will then allocate all collections of finance charge receivables and principal receivables among each series of securities and the Transferor Amount based on the respective allocation percentages for each series and the transferor allocation percentage. The transferor allocation percentage at any time will equal 100% minus the total of the applicable allocation percentages for all outstanding series. The transferor allocation percentage of finance charge collections and principal collections will first be deposited in the excess funding account to the extent required to maintain a Transferor Amount that is not less than the Specified Transferor Amount. Any remaining finance charge collections and principal collections will be paid to us or our assigns. The collections allocated to each series will be retained in the collection account or applied as described in the related indenture supplement.

Under the terms of each credit card processing agreement, many of the retailers accept payments on the accounts at their stores. These amounts are netted against payments owed by the servicer to the retailers on a periodic basis.

Delinquency and Collections Procedures

Efforts to collect delinquent receivables are made by Comenity Servicing’s collection department on the bank’s behalf and, if necessary, by collection agencies and outside attorneys. New collectors undergo training which includes courses in professional debt collection, the Fair Debt Collection Practices Act and negotiating skills. These courses are also available on a “refresher” basis for experienced collectors.

The bank classifies an account as delinquent when the minimum payment due on the account is not received by the payment due date specified in the cardholder’s billing statement. It is the bank’s policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances until the account and all related loans, interest and other fees are charged-off or paid. When an account becomes delinquent, the bank prints a message requesting payment on the cardholder’s billing statement. After an account becomes 30 days past due, a proprietary collection scoring algorithm automatically scores the risk of the account rolling to a more delinquent status. The collection system then recommends a collection strategy for the past-due account based on the collection score and account balance, and dictates the contact schedule and collections priority for the account. The key measures used are (1) age of account, (2) number of previous delinquencies, (3) account balance, and (4) previous payment history. If the bank is unable to make a collection after exhausting all in-house efforts, it engages collection agencies and outside attorneys to continue those efforts.

Specific collection actions include automatic letter and email dunning, telephone calls using automated dialing equipment, text messaging, no action and sending the account to the bank’s payment solutions collections group. The payment solutions collections staff handles the intermediate to serious collection efforts. The payment solutions collections group can take past due accounts as early as 30 days past due.

The bank charges off accounts at the end of the month in which the account becomes 180 days contractually past due or 60 days following the notification that an accountholder is bankrupt or deceased, whichever comes first. Accounts may be re-aged during delinquency by making three successive minimum monthly payments or by making one lump sum payment equal to three minimum monthly payments. In accordance with regulatory guidelines, an account can only be re-aged once in a 12-month period and twice in a 5-year period. See “—Defaulted Receivables; Dilution; Investor Charge-Offs,” “Description of the Notes—Early Amortization Events” and “—Events of Default; Rights Upon Event of Default” in this prospectus.

Defaulted Receivables; Dilution; Investor Charge-Offs

Receivables in any account will be charged-off as uncollectible in accordance with the bank’s credit card guidelines and its customary and usual policies and procedures for servicing revolving credit card receivables and other revolving credit account receivables comparable to the receivables. In April 2018, the bank changed its procedure regarding the timing of determining charged-off receivables. Previously, the bank’s procedure was to charge off the receivables in an account when that account becomes 180 days delinquent. The bank’s current procedure is to charge off the receivables in an account on the last day of the calendar month in which that account becomes 180 days delinquent. In addition, receivables will be charged-off in accordance with such credit card guidelines and customary and usual policies and procedures to the extent such receivables have been created through a fraudulent or counterfeit charge. On the date on which a receivable is charged-off, the receivable will no longer be shown as an amount payable on the servicer’s records and will cease to be a receivable.

A receivable will be automatically sold to us on the date on which such receivable becomes a defaulted receivable and will no longer be shown as an amount payable on the trust’s records. The purchase price that we pay to the trust for those defaulted receivables in any monthly period will be equal to the aggregate amount of recoveries on previously charged-off accounts we have received for such monthly period, including any proceeds received by us from the sale of the charged-off receivables. Recoveries will be treated as finance charge collections.

Each series will be allocated a portion of defaulted receivables in each charged-off account in an amount equal to its allocation percentage for defaulted receivables as of the date the account is charged-off of the aggregate amount of principal receivables in that account as of the date the account is charged-off. The calculation of the allocation percentage for defaulted receivables for your series is described under “Description of Series Provisions—Allocation Percentages” in this prospectus.

Unlike defaulted receivables, dilution, which includes reductions in principal receivables as a result of rebates, refunds, returns, billing errors or other disputes between a cardholder and a merchant, and other downward adjustments in receivables for reasons other than receiving collections therefor or charging off such amount as uncollectible, is not intended to be allocated to investors. Instead, these reductions are applied to reduce the Transferor Amount, and to the extent they would reduce the Transferor Amount below the Specified Transferor Amount, we are required to deposit the amount of the reduction into the trust’s excess funding account. However, if we default in our obligation to make a payment to cover dilution, then a portion of any resulting shortfall in receivables will be allocated to each series. The amount of any such shortfall that would be allocated to each series, and your series’ share of uncovered dilution for each monthly period would be calculated as described under “Description of Series Provisions—Investor Charge-Offs” in this prospectus.

On each distribution date, if the sum of the defaulted receivables and any dilution allocated to any series is greater than the finance charge collections and other funds available to cover those amounts, then the collateral amount for that series will be reduced by the amount of the excess. Any reductions in the collateral amount for any series on account of defaulted receivables and dilution will be reinstated to the extent that finance charge collections and other amounts on deposit in the collection account are available for that purpose on any subsequent distribution date. See “Description of Series Provisions—Allocation Percentages” for a more detailed description of how defaulted receivables and uncovered dilution can result in a reduction of the collateral amount for your series, and see “Description of Series Provisions—Application of Finance Charge Collections” in this prospectus for a description of how such reductions may be reimbursed from available finance charge collections for your series.

Servicer’s Representations and Warranties

The servicer makes customary representations and warranties to the trust. If certain of these representations and warranties are breached and the trust’s rights in, to or under the related receivables or accounts are materially impaired or the proceeds of the receivables are not available to the trust free and clear of any lien (other than liens permitted by the receivables purchase agreement), then after specified time periods, the affected receivables and/or accounts will be assigned to the servicer. The servicer will effect the assignment by depositing funds into the collection account in an amount equal to the amount of those receivables. The representations and warranties of the servicer, the breach of which would cause an assignment of receivables and/or accounts to the servicer include the following:

•

the servicer must maintain all necessary qualifications to do business and materially comply with applicable laws in connection with servicing the receivables and related accounts which the failure to comply with would cause a material adverse effect on the interests of noteholders;

•

the servicer may not permit any rescission or cancellation of a receivable except as ordered by a court or other governmental authority or in the ordinary course of its business in accordance with its credit card guidelines;

•

the servicer may not take any action, nor omit to take any action, the omission of which would materially impair the rights of noteholders in any receivable or account, nor may it, except in the ordinary course of its business and in accordance with the credit card guidelines, reschedule, revise or defer collections due on the receivables; and

•

except in connection with its enforcement or collection of an account, the servicer will take no action to cause any receivable to be evidenced by any instrument, other than an instrument that, taken together with one or more other writings, constitutes chattel paper and, if any receivable is so evidenced it shall be reassigned or assigned to the servicer as provided in the transfer and servicing agreement or the pooling and servicing agreement, as applicable.

Limitations on Servicer’s Liability

The servicer will indemnify the indenture trustee and its officers, directors, employees and agents against any loss, liability, expense, damage or claim, including legal fees, incurred by the indenture trustee in connection with its performance of its duties under the indenture, the transfer and servicing agreement and related documents, except for any losses or expenses incurred as a result of the indenture trustee’s willful misconduct or negligence.

The servicer will indemnify World Financial Network Credit Card Master Trust, the issuing entity, the owner trustee and the trustee for World Financial Network Credit Card Master Trust for any losses suffered as a result of its actions or omissions arising out of the activities of World Financial Network Credit Card Master Trust, the issuing entity, the owner trustee or the trustee for World Financial Network Credit Card Master Trust under the pooling and servicing agreement, the transfer and servicing agreement, the indenture and related documents, including its actions or omissions as servicer, except in each case, for losses resulting from the fraud, negligence, or willful misconduct by the trustee for World Financial Network Credit Card Master Trust or the fraud, gross negligence or willful misconduct by the owner trustee. The indemnity also does not include:

•

any liabilities, costs or expenses of World Financial Network Credit Card Master Trust, the trustee for World Financial Network Credit Card Master Trust, the issuing entity or the securityholders arising from any action taken by the trustee for World Financial Network Credit Card Master Trust or the indenture trustee at the direction of the securityholders;

•

any losses, claims or damages that are incurred by World Financial Network Credit Card Master Trust, the issuing entity or any securityholder in the capacity of an investor, including losses incurred as a result of the performance of the receivables; and

•

any federal, state or local income or franchise taxes or any other tax imposed on or measured by income or any penalties under any related tax laws required to be paid by World Financial Network Credit Card Master Trust, the issuing entity or any securityholder.

No indemnity payments by the servicer will be paid from the assets of the issuing entity or World Financial Network Credit Card Master Trust.

Except as provided in the preceding two paragraphs, neither the servicer nor any of its directors, officers, employees, or agents will be liable to World Financial Network Credit Card Master Trust, the issuing entity, the owner trustee, the indenture trustee, the trustee for World Financial Network Credit Card Master Trust, the securityholders or any other person for any action, or for refraining from taking any action under the pooling and servicing agreement or the transfer and servicing agreement. However, none of them will be protected against any liability resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of obligations and duties under the pooling and servicing agreement or the transfer and servicing agreement. In addition, the servicer is not under any obligation to appear in, prosecute or defend any legal action which is not incidental to its servicing responsibilities under the pooling and servicing agreement and the transfer and servicing agreement and which in its reasonable opinion may expose it to any expense or liability. The servicer will be liable for any actual damages resulting directly from its material failure to perform any of its obligations under the pooling and servicing agreement or the transfer and servicing agreement, but only if another remedy is not provided for in those agreements.

Servicer Default; Successor Servicer

Each of the following events constitutes a servicer default:

(1)

failure by the servicer to make any payment, transfer or deposit or to give instructions or notice to the trustee to do so, on the required date under the pooling and servicing agreement, any series supplement to the pooling and servicing agreement with respect to a series of investor certificates, the transfer and servicing agreement, the indenture or any indenture supplement, in each case on or before the date occurring 5 business days after the date that payment, transfer, deposit or that instruction or notice is required to be made or given by the servicer under the applicable document; provided, that, if the delay or default could not have been prevented by the exercise of reasonable due diligence by the servicer and the delay or failure was caused by an act of God or other similar occurrence, then the servicer shall have an additional 5 business days to cure the default;

(2)

failure on the part of the servicer to observe or perform in any material respect any of its other covenants or agreements if the failure has a material adverse effect on the securityholders which continues unremedied for a period of 60 days after notice to the servicer by the trustee or to the servicer and the trustee by securityholders holding not less than 25% of the aggregate outstanding principal amount of all series (or, with respect to any failure that does not relate to all series, 25% of the aggregate outstanding principal amount of all series to which the failure relates); provided, that, if the delay or default could not have been prevented by the exercise of reasonable due diligence by the servicer and the delay or failure was caused by an act of God or other similar occurrence, then the servicer shall have an additional 60 business days to cure the default;

(3)

the servicer delegates its duties, except as specifically permitted under the pooling and servicing agreement and the transfer and servicing agreement, and the delegation remains unremedied for 15 days after written notice to the servicer by the trustee or to the servicer and the trustee by securityholders holding not less than 25% of the aggregate outstanding principal amount of all series;

(4)	any representation, warranty or certification made by the servicer in the pooling and servicing agreement or the transfer and servicing agreement, or in any certificate delivered in accordance with either agreement, proves to have been incorrect when made if it:

(a)	has a material adverse effect on the rights of the securityholders of any series or class; and

(b)

continues to be incorrect in any material respect for a period of 60 days after notice to the servicer by the trustee or to the servicer and the trustee by securityholders holding not less than 25% of the aggregate outstanding principal amount of all series (or, with respect to any representation, warranty or certification that does not relate to all series, 25% of the aggregate outstanding principal amount of all series to which the representation, warranty or certification relates), provided, that, if the delay or default could not have been prevented by the exercise of reasonable due diligence by the servicer and the delay or failure was caused by an act of God or other similar occurrence, then the servicer shall have an additional 60 days to cure the default; or

(5)	specific insolvency, liquidation, conservatorship, receivership or similar events relating to the servicer (although this provision may not be enforceable).

If a servicer default occurs, for so long as it has not been remedied, the trustee or securityholders representing more than 50% of the aggregate principal amount of all outstanding series of securities may give notice to the servicer, and if notice is given by the securityholders, the trustee, terminating all of the rights and obligations of the servicer under the transfer and servicing agreement.

Because the bank, as servicer, has significant responsibilities with respect to the servicing of the receivables, the trustee may have difficulty finding a suitable successor servicer. Potential successor servicers may not have the capacity to adequately perform the duties required of a successor servicer or may not be willing to perform such duties for the amount of the servicing fee currently payable under the pooling and servicing agreement and the transfer and servicing agreement. If no successor has been appointed and has accepted the appointment by the time the servicer ceases to act as servicer, the trustee will automatically become the successor. The corporate trust business of U.S. Bank National Association, the trustee, does not have credit card operations. If U.S. Bank National Association is automatically appointed as successor servicer it may not have the capacity to perform the duties required of a successor servicer and current servicing compensation under the pooling and servicing agreement and transfer and servicing agreement may not be sufficient to cover its actual costs and expenses of servicing the accounts. If the trustee is legally unable to act as servicer, the trustee will petition a court of competent jurisdiction to appoint an eligible servicer.

Any default by the servicer or us in the performance of its or our obligations under the transfer and servicing agreement may be waived by securityholders holding 66 2/3% or more of the then-outstanding principal balance of the securities of each series as to which that default relates, or with respect to any series with two or more classes, each class as to which the default relates, unless that default relates to a failure to make any required deposits or payments to be made to noteholders. No waiver by the securityholders of any default under the pooling and servicing agreement will affect the rights of any credit enhancement provider for any series.

Our rights and obligations under the pooling and servicing agreement and the transfer and servicing agreement will be unaffected by any change in servicer.

If a conservator or receiver is appointed for the servicer, the conservator or receiver may have the power to prevent either the trustee or the securityholders from appointing a successor servicer.

Resignation of Servicer

The servicer may not resign from its obligations and duties, except:

•

upon a determination that performance of its duties is no longer permissible under applicable law, as evidenced by an opinion of counsel to that effect delivered to the trustee and there is no reasonable action that the servicer could take to make the performance of its duties permissible under applicable law; or

•	as may be required in connection with the merger or consolidation of the servicer or the conveyance or transfer of substantially all of its assets.

If within 120 days of the determination that the servicer is no longer permitted to act as servicer, the indenture trustee is unable to appoint a successor, then the indenture trustee will act as servicer. If the indenture trustee is unable to act as servicer, it will petition an appropriate court to appoint an eligible successor.

The servicer’s resignation will not become effective until the indenture trustee or another successor has assumed the servicer’s obligations and duties. The indenture trustee will notify each rating agency upon the appointment of a successor servicer. The servicer may delegate any of its servicing duties to any entity that agrees to conduct those duties in accordance with its charge account guidelines. However, the servicer’s delegation of its duties will not relieve it of its liability and responsibility with respect to the delegated duties.

Merger or Consolidation of Servicer

The servicer may consolidate with, merge into, or sell its business to, another entity in accordance with the pooling and servicing agreement and the transfer and servicing agreement on the following conditions:

(1)	the entity, if other than the servicer, formed by the consolidation or merger or that acquires the servicer’s property or assets:

(a)	is a corporation or banking association organized and existing under the laws of the United States or any one of its states or the District of Columbia;

(b)	expressly assumes, by a supplemental agreement, every covenant and obligation of the servicer; and

(c)	is an eligible servicer, unless upon effectiveness of the merger, consolidation or transfer, a successor servicer assumed the obligations of the servicer pursuant to the servicing agreement;

(2)

the servicer delivers to the trustee for World Financial Network Credit Card Master Trust and the indenture trustee an officer’s certificate stating that the merger, consolidation or transfer and the related supplemental agreement comply with any applicable terms of the pooling and servicing agreement and transfer and servicing agreement and that all conditions precedent relating to the applicable transaction have been complied with, and an opinion of counsel to the effect that the related supplemental agreement is valid and binding with respect to the surviving entity, enforceable against the surviving entity, subject to insolvency and equity related assumptions; and

(3)	the servicer delivers notice of the applicable transaction to each rating agency.

The conditions described in this paragraph do not apply to any consolidation or merger if the servicer would be the surviving entity.

Servicing Compensation and Payment of Expenses

The servicer receives a monthly fee for its servicing activities and reimbursement of expenses incurred in administering the issuing entity. The servicing fee payable to the servicer for any distribution date will be equal to one-twelfth of the product of (a) the weighted average of the servicing fee rates for each outstanding series and (b) the amount of principal receivables in the trust on the last day of the prior monthly period. The share of the servicing fee allocable to your series is described in “Description of Series Provisions—Servicing Compensation” in this prospectus.

The servicer will pay from its servicing compensation expenses of servicing the receivables. In addition, the servicer is required to pay the following expenses of the issuing entity:

Type of Fees and Expenses	Amount or Calculation	Purpose

indenture trustee [and calculation agent] fees and expenses	$10,800 per annum	compensation and reimbursement of the indenture trustee

owner trustee fees and expenses	$6,000 per series per annum	compensation and reimbursement of the owner trustee

administrator fees and expenses	$100 monthly	compensation and reimbursement of the administrator

Each series’ servicing fee is payable each period from collections of finance charge receivables allocated to the series. Neither the issuing entity nor the noteholders are responsible for any servicing fee allocable to the Transferor Amount.

In addition, certain customer service, billing and collections functions are outsourced by the servicer to Comenity Servicing. As compensation, Comenity Servicing receives a fee based on cost plus a margin and is reimbursed for certain of its expenses. However, these payments are solely the obligation of the servicer and are not paid out of your series’ share of collections.

Evidence as to Servicer’s Compliance

The pooling and servicing agreement and the transfer and servicing agreement provide that the servicer will deliver an officer’s certificate to the trust and us on or before the 90th day following the end of each fiscal year to the effect that:

•

a review of the servicer’s activities during the related fiscal year and of its performance under the pooling and servicing agreement or the transfer and servicing agreement, as applicable, has been made under the officer’s supervision; and

•

to the best of the officer’s knowledge, based on the officer’s review, the servicer has fulfilled all of its obligations under the pooling and servicing agreement or the transfer and servicing agreement, as applicable, in all material respects or, if there has been a failure to fulfill any of the servicer’s obligations in any material respect, specifying the nature and status of the failure.

The servicer will deliver to us, the trust and the trustee on or before the 90th day following the end of each fiscal year of the servicer a report on assessment of compliance with the servicing criteria described in the following paragraph. Each assessment will include:

•	a statement of the servicer’s responsibility for assessing compliance with the applicable servicing criteria;

•	a statement that the servicer used the criteria described in the following paragraph to assess compliance with the applicable servicing criteria;

•	the servicer’s assessment of compliance with the applicable servicing criteria for the applicable fiscal year; and

•	a statement that a registered public accounting firm has issued an attestation report on the servicer’s assessment of compliance with the applicable servicing criteria for the applicable fiscal year.

For purposes of preparing the assessment of compliance described in the preceding paragraph, the servicer will use the applicable servicing criteria set forth in relevant SEC regulations with respect to asset-backed securities transactions taken as a whole involving the servicer that are backed by the same types of assets as those backing the notes.

The Trustee

References to the trustee in this prospectus will refer to (a) U.S. Bank National Association, as trustee for World Financial Network Credit Card Master Trust under the pooling and servicing agreement for so long as World Financial Network Credit Card Master Trust holds the receivables, or (b) U.S. Bank National Association, as indenture trustee, if the issuing entity holds the receivables.

Trustee for World Financial Network Credit Card Master Trust

U.S. Bank National Association is the trustee for World Financial Network Credit Card Master Trust under the pooling and servicing agreement. The bank, the servicer and their respective affiliates may from time to time enter into normal banking and trustee relationships with the trustee for World Financial Network Credit Card Master Trust and its affiliates. The trustee for World Financial Network Credit Card Master Trust acting as a fiduciary, the bank, the servicer and any of their respective affiliates may hold certificates in their own names. For additional information about U.S. Bank National Association, see “The Indenture Trustee” below.

Duties and Responsibilities of Trustee

Under the terms of the pooling and servicing agreement, the trustee for World Financial Network Credit Card Master Trust’s limited responsibilities include the following:

•

to deliver to certificateholders of record certain notices, reports and other documents received by the trustee for World Financial Network Credit Card Master Trust, as required under the pooling and servicing agreement;

•	to authenticate, deliver, cancel and otherwise administer the investor certificates;

•	to remove and reassign ineligible receivables and receivables in removed accounts from World Financial Network Credit Card Master Trust;

•	to maintain necessary accounts for World Financial Network Credit Card Master Trust and to maintain accurate records of activity in those accounts;

•	to serve as the initial transfer agent, paying agent and registrar, and, if it resigns these duties, to appoint a successor transfer agent, paying agent and registrar;

•	to invest funds in the World Financial Network Credit Card Master Trust accounts at the direction of the servicer;

•	to distribute and transfer funds at the direction of the servicer, as applicable, in accordance with the terms of the pooling and servicing agreement;

•	to cause a sale of receivables allocated to any series of investor certificates that has an invested amount greater than zero on its series termination date; and

•	to perform certain other administrative functions identified in the pooling and servicing agreement.

If a servicer default occurs, in addition to the responsibilities described above, the trustee for World Financial Network Credit Card Master Trust may be required to appoint a successor servicer or to take over servicing responsibilities under the pooling and servicing agreement. See “The Servicer—Servicer Default; Successor Servicer.” If a servicer default occurs, the trustee will be required to exercise the rights and powers granted to the trustee under the pooling and servicing agreement using the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of its own affairs. In addition, if a servicer default occurs, the trustee for World Financial Network Credit Card Master Trust, in its discretion, may proceed to protect its rights or the rights of the investor certificateholders under the pooling and servicing agreement by a suit, action or other judicial proceeding.

Limitations on Trustee’s Liability

The trustee for World Financial Network Credit Card Master Trust is not liable for any errors of judgment as long as the errors are made in good faith and the trustee for World Financial Network Credit Card Master Trust was not negligent. The trustee for World Financial Network Credit Card Master Trust may resign at any time, and it may be forced to resign if the trustee for World Financial Network Credit Card Master Trust fails to meet the eligibility requirements specified in the pooling and servicing agreement.

The holders of a majority of investor certificates have the right to direct the time, method or place of conducting any proceeding for any remedy available to the trustee under the pooling and servicing agreement. The trustee shall have the right to decline to follow any direction from the holders of a majority of investor certificates if the trustee has been advised by counsel that the action so directed may not lawfully be taken, or if trustee in good faith determines that the proceedings so directed would be illegal or involve it in personal liability.

Compensation and Indemnification of Trustee

Under the terms of the pooling and servicing agreement, the servicer agrees to pay to the trustee for World Financial Network Credit Card Master Trust reasonable compensation for performance of its duties under the pooling and servicing agreement. The trustee for World Financial Network Credit Card Master Trust has agreed to perform only those duties specifically set forth in the pooling and servicing agreement. Many of the duties of the trustee for World Financial Network Credit Card Master Trust are described throughout this prospectus. The servicer has also agreed to indemnify the trust and trustee and its officers, directors, employees and agents against any loss, liability, expense, damage or injury (i) suffered or sustained by reason of any act or omission of the servicer with respect to the trust pursuant to the pooling and servicing agreement and (ii) incurred by them to the extent arising out of the administration of the pooling and servicing agreement and the performance of its duties under the pooling and servicing agreement, other than any expense or loss incurred by the trustee through its own willful misconduct or negligence or fraud.

Appointment of Co-Trustees and Separate Trustees

For purposes of meeting the legal requirements of certain local jurisdictions, the trustee for World Financial Network Credit Card Master Trust will have the power to appoint a co-trustee for World Financial Network Credit Card Master Trust or separate trustee for World Financial Network Credit Card Master Trust of all or any part of World Financial Network Credit Card

Master Trust. In the event of such appointment, all rights, powers, duties and obligations conferred or imposed upon the trustee for World Financial Network Credit Card Master Trust by the pooling and servicing agreement will be conferred or imposed upon the trustee for World Financial Network Credit Card Master Trust and such separate trustee or co-trustee jointly, or, in any jurisdiction in which the trustee for World Financial Network Credit Card Master Trust is incompetent or unqualified to perform certain acts, singly upon such separate trustee or co-trustee who will exercise and perform such rights, powers, duties and obligations solely at the direction of the trustee for World Financial Network Credit Card Master Trust.

Resignation or Removal of Trustee

The trustee for World Financial Network Credit Card Master Trust may resign at any time, in which event we will be obligated to appoint a successor trustee for World Financial Network Credit Card Master Trust. The servicer may also remove the trustee for World Financial Network Credit Card Master Trust if the trustee for World Financial Network Credit Card Master Trust ceases to be eligible to continue as such under the pooling and servicing agreement or if the trustee for World Financial Network Credit Card Master Trust becomes insolvent. In those circumstances, the servicer will be obligated to appoint a successor trustee for World Financial Network Credit Card Master Trust. Any resignation or removal of the trustee for World Financial Network Credit Card Master Trust and appointment of a successor trustee for World Financial Network Credit Card Master Trust does not become effective until acceptance of the appointment by the successor trustee for World Financial Network Credit Card Master Trust.

Indenture Trustee

U.S. Bank National Association, a national banking association (“U.S. Bank N.A.”), will act as indenture trustee.

U.S. Bank N.A. has made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Company, National Association (“U.S. Bank Trust Co.”), a non-depository trust company. (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as “U.S. Bank”). Notwithstanding such transfer, U.S. Bank N.A. will administer the transaction documents from the same location and using the same systems and employees as U.S. Bank has for this transaction and for prior transactions of the trust and the issuing entity.

U.S. Bancorp, with total assets exceeding $[__] billion as of [__], [__], is the parent company of U.S. Bank N.A., the fifth largest commercial bank in the United States. As of [__], [__], U.S. Bancorp operated over [__] branch offices in [__] states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with offices in [__] domestic and [__] international locations. The Indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, Chicago, Illinois 60603 or at such other address as the trustee may designate from time to time.

U.S. Bank has provided corporate trust services since 1924. As of [__], [__], U.S. Bank was acting as trustee with respect to over [__] issuances of securities with an aggregate outstanding principal balance of over $[__]. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

The indenture trustee shall make each monthly statement available to noteholders via the indenture trustee’s internet website at http://pivot.usbank.com. Noteholders with questions may direct them to the indenture trustee’s bondholder services group at (800) 934-6802.

As of [__], [__], U.S. Bank (and its affiliate U.S. Bank Trust National Association) was acting as indenture trustee, registrar and paying agent on [__] issuances of credit card asset-backed securities with an outstanding aggregate principal balance of approximately $[__].

U.S. Bank N.A. and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage-backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank N.A. and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.

U.S. Bank N.A. denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank N.A. cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.

On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DSTs”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.

U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.

[U.S. Bank N.A. is also the calculation agent for the issuing entity in connection with certain floating rate note issuances. In its capacity as calculation agent, U.S. Bank N.A. will obtain the [SOFR Rate][Alternative Benchmark] for the Class [_] notes and will provide it in writing to the administrator for each interest period. For a description of how interest will be calculated on the Class [_] notes and how the benchmark may change in certain situations after the expected issuance date, see “Structural Summary—Interest on the Notes” and “Description of Series Provisions—Interest Payments.”]

Duties and Responsibilities of Indenture Trustee

The indenture trustee has agreed to perform only those duties specifically set forth in the indenture. Many of the duties of the indenture trustee are described throughout this prospectus. Under the terms of the indenture, the indenture trustee’s limited responsibilities include the following:

•	to deliver to noteholders of record certain notices, reports and other documents received by the indenture trustee, as required under the indenture;

•

[to serve as the calculation agent in connection with certain floating rate note issuances[, including obtaining the [SOFR Rate][Alternative Benchmark] for the Class [_] notes using the method described under “Structural Summary—Interest Payments”;]

•	to authenticate, deliver, cancel and otherwise administer the notes;

•	to maintain custody of the collateral certificate;

•	to establish and maintain necessary issuing entity accounts and to maintain accurate records of activity in those accounts;

•	to serve as the initial transfer agent, paying agent and registrar;

•	to invest funds in the issuing entity accounts at the direction of the servicer;

•	to represent the noteholders in interactions with clearing agencies and other similar organizations;

•	to distribute and transfer funds at the direction of the servicer, as applicable, in accordance with the terms of the indenture;

•

to periodically report on and notify noteholders of certain matters relating to actions taken by the indenture trustee, property and funds that are possessed by the indenture trustee, and other similar matters; and

•	to perform certain other administrative functions identified in the indenture.

If an event of default or early amortization event occurs and the indenture trustee has actual knowledge, or received notice, of the occurrence of an event of default or early amortization event, as applicable, the indenture trustee will exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise in the conduct of his own affairs. If an event of default occurs and is continuing, the indenture trustee may, in its discretion, proceed to protect and enforce its rights and the rights of the noteholders of the affected series by any appropriate proceedings as the indenture trustee may deem necessary to protect and enforce any of those rights. See “Description of the Notes—Events of Default; Rights Upon Event of Default.”

Limitations on Indenture Trustee’s Liability

The indenture trustee is not liable for any errors of judgment as long as the errors are made in good faith and the indenture trustee was not negligent. The indenture trustee is not responsible for any investment losses to the extent that they result from Eligible Investments.

Compensation and Indemnification of Indenture Trustee

Under the terms of the indenture, the servicer has agreed to pay the indenture trustee reasonable compensation for performance of its duties under the indenture and to reimburse the indenture trustee for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. The servicer has also agreed to indemnify the indenture trustee and its officers, directors, employees and agents against any loss, liability, expense, damage or claim incurred by them to the extent arising out of the administration of the indenture and the performance of the indenture trustee’s duties under the indenture and any other related document, other than any expense or loss incurred by the indenture trustee through its own willful misconduct or negligence.

Appointment of Co-Trustees and Separate Trustees

For the purpose of meeting any legal requirement of any jurisdiction in which any part of the collateral for the notes may at the time be located, the indenture trustee will have the power to appoint one or more co-trustees or separate trustees for the benefit of the noteholders, and to vest in any co-trustee or separate trustee all rights under the indenture with respect to the collateral for the notes and those powers, duties, obligations, rights and trusts as the indenture trustee considers necessary or desirable. No co-trustee or separate trustee will be required to meet the terms of eligibility as a successor trustee under the indenture and no notice to noteholders of the appointment of any co-trustee or separate trustee will be required. If a separate trustee or co-trustee is appointed, all rights, powers, duties and obligations conferred or imposed upon the indenture trustee will be conferred or imposed upon and exercised or performed by the indenture trustee and the separate trustee or co-trustee jointly or, in any jurisdiction where the indenture trustee is incompetent or unqualified to perform certain acts, singly by the separate trustee or co-trustee, but solely at the direction of the indenture trustee. No trustee appointed under the indenture will be personally liable for any act or omission of any other trustee appointed under the indenture. The indenture trustee may at any time accept the resignation of or remove, in its sole discretion, any separate trustee or co-trustee. The indenture trustee will not be liable for any act or failure to act on the part of any separate trustee or co-trustee.

Resignation or Removal of Indenture Trustee

The indenture trustee may resign at any time. Noteholders holding more than 66 2/3% of the aggregate outstanding principal balance of all series may remove the indenture trustee and may appoint a successor indenture trustee. In addition, the administrator will remove the indenture trustee if it ceases to be eligible to continue as an indenture trustee under the indenture or if the indenture trustee becomes insolvent or otherwise becomes legally unable to act as indenture trustee. If the indenture trustee resigns or is removed, the administrator will then be obligated to appoint a successor indenture trustee. If a successor indenture trustee does not assume the duties of indenture trustee within 60 days after the retiring indenture trustee resigns or is removed, the retiring indenture trustee, the issuing entity or noteholders representing more than 50% of the aggregate outstanding principal balance of all series may petition a court of competent jurisdiction to appoint a successor indenture trustee. In addition, if the indenture trustee ceases to be eligible to continue as indenture trustee, any noteholder may petition a court of competent jurisdiction for the removal of the indenture trustee and the appointment of a successor indenture trustee.

If an event of default occurs under the indenture, under the Trust Indenture Act of 1939, the indenture trustee may be deemed to have a conflict of interest and be required to resign as indenture trustee for one or more classes of each series of notes. In that case, a successor indenture trustee will be appointed for one or more of those classes of notes and may provide for rights of senior noteholders to consent to or direct actions by the indenture trustee which are different from those of subordinated noteholders. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee for any class or series of notes will not become effective until the successor indenture trustee accepts its appointment.

The Owner Trustee

Citicorp Trust Delaware, National Association

Citicorp Trust Delaware, National Association (“Citicorp Trust”) will act as owner trustee. Citicorp Trust is a national banking association and is an affiliate of Citibank, N.A. Citicorp Trust’s principal place of business is located at 20 Montchanin Road, Suite 180, Greenville, Delaware 19807. Citibank, N.A. and its affiliates, including Citicorp Trust, have acted as a Delaware or owner trustee for a variety of transactions and asset types, including credit card receivable-backed securities.

Duties and Responsibilities of Owner Trustee

The owner trustee has agreed to hold in trust, for our use and benefit, the assets transferred to the issuing entity under the transfer and servicing agreement.

The owner trustee is authorized, but is not obligated, to take all actions required of the issuing entity under the transfer and servicing agreement, the indenture and any indenture supplement, or any related agreement. The owner trustee will be deemed to have fulfilled its duties and responsibilities under the trust agreement or any other related agreement to the extent the administrator has agreed in the administration agreement to perform those duties or responsibilities and the owner trustee will not be liable for the failure of the administrator to carry out its obligations under the administration agreement.

The owner trustee will not take any of the following actions unless the owner trustee has notified us, as holder of the transferor certificate, of the proposed action and we have not notified the owner trustee in writing prior to the 30th day after receipt of the notice that we object to the proposed action:

•

the initiation of any claim or lawsuit by the issuing entity and the settlement of any action, claim or lawsuit brought by or against the issuing entity, in each case except with respect to claims or lawsuits for collection of the issuing entity’s assets;

•	the election by the issuing entity to file an amendment to its certificate of trust;

•	the amendment of the indenture;

•

the amendment, change or modification of the administration agreement, except to cure any ambiguity or to amend or supplement any provision in a manner, or add any provision, that would not materially adversely affect our interests, as holder of the transferor certificate; or

•

the appointment pursuant to the indenture of a successor transfer agent and registrar or indenture trustee, or the consent to the assignment by the transfer agent and registrar, administrator or indenture trustee of its obligations under the indenture.

To the extent not inconsistent with the trust agreement or any other related document, we, as holder of the transferor certificate, and the administrator may direct the owner trustee in the management of the issuing entity.

Limitations on Owner Trustee’s Liability

The owner trustee will not be liable under the trust agreement for any error of judgment made in good faith by a responsible officer of the owner trustee.

The owner trustee will also not be liable for any action taken or not taken by the owner trustee in accordance with our instructions or the instructions of the administrator.

No provision of the trust agreement or any related agreement requires the owner trustee to expend or risk funds or otherwise incur any personal financial liability in the exercise or performance of any of its duties, rights or powers under the trust agreement or any related agreement, if the owner trustee has reasonable grounds for believing that repayment of the funds or adequate indemnity against the risk or liability is not provided or reasonably assured.

Under no circumstances will the owner trustee be personally liable for indebtedness evidenced by or arising under the indenture or any of the related agreements, including principal or interest on the notes.

The owner trustee will not be personally responsible for or in respect of the validity or sufficiency of the trust agreement, the due execution thereof by us or the form, character, genuineness, sufficiency, value or validity of any of the issuing entity assets, the transaction documents, the notes or the transferor interest, and the owner trustee will in no event assume or incur any personal liability, duty, or obligation to any noteholder, us, any other holder of the transferor interest or any other person, other than as expressly provided for in the trust agreement or as expressly agreed to in the other transaction documents.

The owner trustee will not be personally liable for the default or misconduct of, and will have no duty to monitor the performance of, us, the servicer, the administrator or the indenture trustee or any other person under any of the transaction documents or otherwise, and the owner trustee will have no obligation or personal liability to perform the obligations of the issuing entity under the transaction documents, including those that are required to be performed by the administrator under the administration agreement, the indenture trustee under the indenture or the servicer under the transfer and servicing agreement.

The owner trustee will be under no obligation to exercise any of the rights or powers vested in it by the trust agreement for the issuing entity, or to institute, conduct or defend any litigation under the trust agreement or otherwise or in relation to any transaction document, at the request, order or direction of us unless we offer to the owner trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the owner trustee. The right of the owner trustee to perform any discretionary act under the trust agreement or in any transaction document may not be construed as a duty, and the owner trustee will only be answerable for its gross negligence, bad faith or willful misconduct in the performance of any discretionary act.

The owner trustee will not be required to take any action in any jurisdiction other than in the State of Delaware if the taking of such action will (i) require the registration with, licensing by or the taking of any other similar action in respect of, any state or other governmental authority or agency of any jurisdiction other than the State of Delaware by or with respect to the owner trustee; (ii) result in any fee, tax or other governmental charge under the laws of any jurisdiction or any political subdivisions thereof in existence on the date hereof other than the State of Delaware becoming payable by the owner trustee; or (iii) subject the owner trustee to personal jurisdiction in any jurisdiction other than the State of Delaware for causes of action arising from acts unrelated to the consummation of the transactions by the owner trustee contemplated by the trust agreement. The owner trustee will be entitled to obtain advice of counsel (which advice shall be at our expense) to determine whether any action required to be taken pursuant to the trust agreement results in the consequences described in clauses (i), (ii) and (iii) of the preceding sentence. In the event that said counsel advises the owner trustee that such action will result in such consequences, we will appoint an additional trustee pursuant to the trust agreement to proceed with such action.

In no event shall the indenture trustee or the owner trustee have any responsibility to monitor compliance with or enforce compliance with the credit risk retention requirements for asset-backed securities or other rules or regulations relating to risk retention. The owner trustee and indenture trustee shall not be charged with knowledge of such rules, nor shall they be liable to any noteholder, certificateholder, the depositor, the servicer or any other person for violation of such rules now or hereinafter in effect.

Compensation and Indemnification of Owner Trustee

We will pay the owner trustee a fee as compensation for its services under the trust agreement and will reimburse the owner trustee for its reasonable expenses. We have also agreed to indemnify the owner trustee and its successors, assigns, directors, officers, agents, employees and servants from and against any and all liabilities, obligations, losses, damages, taxes, claims, actions and suits and all reasonable costs, expenses and disbursements which may be imposed in connection with the trust agreement, the related agreements, the issuing entity’s assets and the administration of the issuing entity’s assets, or the action or inaction of the owner trustee under the trust agreement. However, we will not be liable to the owner trustee or any other indemnified party for any liability or expense arising from the indemnified party’s willful misconduct, bad faith or gross negligence or, with respect to the owner trustee, the inaccuracy of any representation or warranty made by the owner trustee in the trust agreement.

Resignation or Removal of Owner Trustee; Eligibility

The owner trustee may resign at any time by giving written notice to us. Upon receiving notice of the resignation of the owner trustee, we will promptly appoint a successor owner trustee. If no successor owner trustee has been appointed within 30 days after the owner trustee gives notice of its resignation, the resigning owner trustee may petition any court of competent jurisdiction for the appointment of a successor owner trustee.

The owner trustee must at all times;

(1)	be a “bank” within the meaning of the Investment Company Act;

(2)	be authorized to exercise trust powers;

(3)	have a combined capital and surplus of at least $50 million and be subject to the supervision or examination by Federal or state authorities; and

(4)	have, or have a parent that has, a rating of at least “Baa3” by Moody’s or at least “BBB-” by Standard & Poor’s or, if rated by Fitch, at least “BBB-” by Fitch.

If the owner trustee ceases to meet the eligibility requirements described in the preceding paragraph and fails to resign after receiving notice of its ineligibility from the administrator, or if the owner trustee becomes legally unable to act or certain bankruptcy or insolvency related events occur with respect to the owner trustee (although this provision may not be enforceable), then we may remove the owner trustee and appoint a successor owner trustee.

Any resignation or removal of the owner trustee will not become effective until the acceptance of appointment of a successor owner trustee and payment of all fees and expenses owed to the outgoing owner trustee.

[Derivative Counterparty]

[Description of derivative counterparty, including the name of the derivative counterparty, the organizational form of the derivative counterparty, the general character of the business of the derivative counterparty, whether the significance percentage is less than 10%, at least 10% but less than 20% or 20% or more and any information required by Item 1100(e) of Regulation AB.]

[If the aggregate significance percentage of any derivative counterparty is greater than 10%, but less than 20%, financial data required by Item 1115(b)(1) of Regulation AB will be provided.]

[If the aggregate significance percentage of any derivative counterparty is greater than 20%, financial statements meeting the requirements of Item 1115(b)(2) of Regulation AB will be provided.]

The Asset Representations Reviewer

FTI Consulting, Inc. is a corporation organized under the laws of the State of Maryland. FTI Consulting, Inc. currently acts as an asset representations reviewer for asset-backed securities transactions involving credit card receivables.

The asset representations reviewer is not affiliated with the sponsor, the servicer, the depositor, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables in the trust portfolio. The asset representations reviewer may be terminated by the issuing entity if the asset representations reviewer at any time while your notes are outstanding becomes affiliated with the sponsor, the servicer, the depositor, the indenture trustee, the owner trustee or any of their affiliates. If the asset representation reviewer is terminated, the issuing entity will appoint a successor asset representations reviewer as described under “Asset Representations Review—Resignation and Removal of the Asset Representations Reviewer.” Any successor asset representations reviewer will not be affiliated with the sponsor, the servicer, the depositor, the indenture trustee, the owner trustee or any of their affiliates, and will not have been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables in the trust portfolio.

[Originators]

[With respect to any originator, or group of affiliated originators, apart from the sponsor or its affiliates that has originated, or is expected to originate, 10% or more of the pool assets, disclosure regarding identity of such originator(s).] [With respect to any originator, or group of affiliated originators, apart from the sponsor or its affiliates that has originated, or is expected to originate, 20% or more of the pool assets, disclosure required by Item 1110(b), including the identity of such originator(s), form of organization of such originator(s), a description of such originator(s) origination program and how long the originator has been engaged in originating assets as required by Item 1110(b)(2) of Regulation AB, a description of any interest that the originator(s), or any affiliate thereof, has retained in the transaction as required by Item 1110(b)(3) of Regulation AB, and for any originator required to repurchase or replace a pool asset for breach of a representation or warranty pursuant to the transaction agreements, information regarding the originator’s financial condition to the extent there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations for those assets resulting from such financial information could have a material impact on pool performance of the asset-backed securities.]

[If applicable: Identify any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.]

The Trust Portfolio

We refer to the accounts that have been designated as trust accounts as the trust portfolio.

The transferred receivables in the trust portfolio consist of:

•	principal receivables, which are amounts charged by trust account cardholders for goods and services and cash advances; and

•

finance charge receivables, which are periodic finance charges, other amounts charged to trust accounts, including but not limited to late fees, cash advance fees, foreign transaction fees and return check fees.

In addition to the receivables in the trust portfolio, the notes will be secured by:

•	all proceeds of these receivables and related recoveries;

•	all monies on deposit in specified trust accounts or investments made with these monies, including any earned investment proceeds, allocated to the notes of any series;

•	our rights under the receivables purchase agreement; [and]

•	our rights to receive payments from retailers under their credit card processing agreements for in-store payments received by retailers from obligors[.][; and]

•	[proceeds of any credit enhancement or derivative contracts, consisting of [interest rate swaps][currency swaps][interest rate caps][interest rate floors][interest rate collars]].

The receivables arise in the bank’s private label and co-branded credit card programs for various retailers, as well as the bank’s general purpose credit card program. We refer to the accounts relating to those programs collectively as the “approved portfolios.” In addition, we may designate additional portfolios of accounts as “approved portfolios” to be included in the trust portfolio if certain conditions are met. See “The Trust Portfolio—Addition of Trust Assets”. In some cases, an approved portfolio will include all Eligible Accounts arising in a credit card program, but in other cases we may designate only a subset of Eligible Accounts in a program as an approved portfolio (for example, accounts satisfying specified credit or other criteria). When an approved portfolio is designated to the trust, qualifying Eligible Accounts arising in the approved portfolio may be designated as automatic additional accounts, and the receivables in these automatic additional accounts are transferred to the trust. If we acquire or begin to directly originate additional types of credit cards or bank cards, these accounts may be designated as supplemental accounts and added to the trust so long as the Rating Agency Condition is satisfied. We refer to both the supplemental accounts and the automatic additional accounts in this prospectus as “additional accounts.”

Our right to automatically add additional Eligible Accounts to the trust as they arise is subject to the quantitative limitations described in “—Addition of Trust Assets” in this prospectus. We may also elect to stop the automatic addition of receivables arising in automatic additional accounts, but only as to accounts created on or after the date of suspension or termination. We also have the right, and in some cases the obligation, to designate from time to time additional Eligible Accounts to the trust portfolio and to convey to the trust all receivables in those additional accounts, whether those receivables are then existing or thereafter created.

The accounts must be Eligible Accounts as of the date we designate them as supplemental accounts or automatic additional accounts. Once these accounts are designated, only the receivables arising under these accounts, and not the accounts themselves, are sold. In addition, as of the date on which any new receivables are created, we will represent and warrant to the trust that the receivables conveyed to the trust on that day are Eligible Receivables. However, we cannot guarantee that all the accounts will continue to meet the applicable eligibility requirements throughout the life of the trust. The trust’s eligibility requirements for accounts and receivables are described under “—Representations and Warranties of the Depositor” in this prospectus.

Participations or trust certificates representing undivided legal or beneficial ownership interests in a pool of assets primarily consisting of credit card or other revolving credit account receivables owned by the bank or its affiliates and the funds collected thereon may also be added to the trust. Unless exempt from registration, any such participations or trust certificates will be registered with the Securities and Exchange Commission, and the terms of such participations or trust certificates will be described in the related prospectus.

Under some circumstances, we may also designate that some accounts will no longer be trust accounts, and the receivables originated under these accounts will be removed from the trust. Throughout the term of the trust, the trust portfolio will consist of receivables originated in the initial accounts plus receivables originated in any additional accounts and any participation interests conveyed to the trust minus receivables originated in any removed accounts.

We cannot assure you that additional accounts will be of the same credit quality as previously designated trust accounts. Moreover, additional accounts may contain receivables which consist of fees, charges and amounts which are different from the fees, charges and amounts described in this prospectus. Additional accounts may also have different credit guidelines, balances and ages. Consequently, we cannot assure you that the accounts will continue to have the characteristics described in this prospectus as additional accounts are added. In addition, if we designate additional accounts with lower periodic finance charges, that may have the effect of reducing the portfolio yield.

Account Terms

The bank offers fixed rate and variable rate credit card accounts. Finance charges are calculated by multiplying the average daily balance outstanding on an account during the monthly billing period by the applicable periodic finance charge rate. Finance charges are assessed from the date of purchase. Generally, a grace period of approximately 25 days from the billing date is available to make payment and avoid finance charges. Payments are applied in accordance with applicable law.

In the majority of instances, the annual variable rate is currently prime plus a margin. The bank may, subject to applicable law, change finance charge rates from time to time at its discretion.

Currently, the minimum monthly payment amount is equal to the greater of a fixed dollar amount and a percentage of the account balance, as well as any past due amounts. The bank may, subject to applicable law, change the minimum monthly payment from time to time at its discretion.

Consumer Protection Laws

The relationship of the consumer and the provider of consumer credit is extensively regulated by federal and state consumer protection laws. With respect to the receivables, the most significant federal laws include the Federal Truth-in-Lending, Equal Credit Opportunity, Fair Credit Reporting and Fair Debt Collection Practices Acts. These statutes impose various disclosure requirements either before or when an account is opened, or both, and at the end of monthly billing cycles, and, in addition, limit account holder liability for unauthorized use, prohibit various discriminatory practices in extending credit and regulate practices followed with respect to credit reporting and collections. In addition, account holders are entitled under these laws to have payments and credits applied to their revolving credit accounts promptly and to prompt resolution of billing errors.

The CARD Act revamped credit card disclosures and imposed a number of substantive restrictions on credit card pricing and practices. Among other things, the CARD Act and associated regulations imposes new requirements and restrictions on changes in terms on credit card accounts, regulates payment processing and how payments are allocated, restricts a card issuer’s ability to reprice credit card accounts, restricts penalty and over limit fees, imposes new disclosure requirements in connection with credit card accounts, limits the amount of late payment fees that can be charged by card issuers, and requires card issuers periodically to reevaluate rate increases and to take action to reduce rates, if appropriate. See “Risk Factors—Legal, regulatory and insolvency risks—Current, pending and proposed regulation and legislation relating to consumer protection laws may impede collection efforts or reduce or delay collections.” in this prospectus.

Compliance with the Military Lending Act (the “MLA”) became effective, with respect to the bank’s credit card programs, on October 3, 2017. The MLA extends specific protections to active-duty members of the military and certain family members (collectively, “covered borrowers”). These protections include, but are not limited to: a limit on the MAPR of 36%, delivery of certain required disclosures before origination and a prohibition on mandatory arbitration agreements. If the bank were to extend credit to a covered borrower without complying with the applicable MLA provisions, the credit card agreement could be void from its inception. See “Risk Factors—Legal, regulatory and insolvency risks—Current, pending and proposed regulation and legislation relating to consumer protection laws may impede collection efforts or reduce or delay collections” in this prospectus.

Congress and the states may enact new laws and amendments to existing laws to regulate further the consumer revolving credit industry.

The trust may be liable for violations of consumer protection laws that apply to the receivables, either as assignee from us with respect to obligations arising before transfer of the receivables to the trust or as the party directly responsible for obligations arising after the transfer. In addition, an account holder may be entitled to assert those violations by way of set-off against the obligation to pay the amount of receivables owing. All receivables that were not created in compliance in all material respects with the requirements of consumer protection laws, if the noncompliance has a material adverse effect on the noteholders’ interest therein, will be reassigned to us. The servicer has also agreed in the pooling and servicing agreement and the transfer and servicing agreement to indemnify the trust, among other things, for any liability arising from those types of violations. For a discussion of the trust’s rights if the receivables were not created in compliance in all material respects with applicable laws, see “—Representations and Warranties of the Depositor” in this prospectus.

Federal law provides that a state-chartered bank whose deposits are insured by the FDIC, like the bank, is entitled to apply the same interest rate to residents located in all states, without regard to state by state usury limitations. If it were determined that out-of-state credit card issuers must comply with a jurisdiction’s law limiting the interest imposed by credit card issuers, this determination could have an adverse impact on a bank’s credit card operations and on the earnings of the trust. See “Risk Factors—Legal, regulatory and insolvency risks—The bank, the trust, the issuing entity and we could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes” in this prospectus.

Representations and Warranties of the Depositor

As of the closing date for each series of securities and the date each account is designated for inclusion to the trust, we represent to the trust that:

•	each account is an Eligible Account as of the date it is designated to the trust and each receivable is an Eligible Receivable on the date it is transferred to the trust;

•	the account schedule and information contained therein is true and correct in all material respects;

•	each receivable has been conveyed to the trust free and clear of any liens, other than liens permitted by the pooling and servicing agreement and the transfer and servicing agreement, and in compliance in all material respects with all applicable laws;

•	we own all right, title and interest in each such receivable and have the right to transfer it to the trust; and

•	all required governmental approvals in connection with the transfer of each such receivable to the trust have been obtained and remain in full force and effect.

If any of these representations is not true in any material respect for any receivables as of the date specified in the representation and as a result of the untrue statement or breach any receivables in the related account become defaulted receivables or the trust’s rights in the receivables or the proceeds of the receivables are impaired or are not available to the trust free and clear of any lien, we are required to accept reassignment of the affected receivable. We will be permitted 60 days to cure the breach or a longer period not to exceed 150 days agreed to by the trustee.

We will accept retransfer of a receivable by directing the servicer to deduct the principal amount of the ineligible receivable from the Transferor Amount. If this would reduce the Transferor Amount below the Specified Transferor Amount, we will make a cash deposit in the collection account in the amount by which the Transferor Amount would have been reduced below the Specified Transferor Amount after giving effect to the deduction. Any deduction or deposit is considered a repayment in full of the ineligible receivable.

On the closing date for each series, in our capacity as transferor, we will also make representations and warranties to the trust as to:

•	our valid existence and good standing as a limited liability company and our ability to perform our obligations under each transaction document;

•	our qualification to do business and good standing as a foreign corporation and our possession of necessary licenses and approvals to conduct our business;

•	the due authorization, execution, delivery and performance of each transaction document to which we are a party;

•	the enforceability of each transaction document against us as legal, valid and binding obligations;

•

the effectiveness of the agreement governing our transfer of the receivables to the trust as a valid transfer and assignment of, or a grant of a first priority perfected security interest in, the receivables, other than liens permitted by the transfer agreement; and

•	the absence of any transferor claims or interests in the collection account, excess funding account, series account or credit enhancement for a series.

If any of these representations and warranties is false in any material respect and the breach of the representation or warranty has a material adverse effect on the receivables or the availability of the proceeds of the receivables to the trust, then either the trustee or securityholders holding more than 50% of the principal amount of any series of securities may direct us to accept retransfer of the entire trust portfolio. We will be permitted 60 days after the direction is given, or a longer period, not to exceed 150 days, as may be specified in the direction, to cure the breach.

The reassignment price would equal the aggregate outstanding principal amounts for all series of securities, in each case as of the distribution date on which the reassignment is scheduled to be made, plus accrued and unpaid interest on the securities through the distribution date, plus any other amounts specified for any series in the related indenture supplement. The minimum reassignment price for your series will equal the reassignment amount described under “Description of Series Provisions—Reassignment Amount.”

Reassignment of any affected receivables or the entire trust portfolio to us, as the case may be, is the sole remedy respecting any breach of the representations and warranties described in this section.

On the closing date for each series, in our capacity as transferor, we will also make the following representations and warranties to the trust:

•	the transfer and assignment of the collateral certificate under the transfer and servicing agreement constitutes:

(1)	either a sale of the collateral certificate;

(2)	a grant of a perfected security interest therein from us to the issuing entity; or

(3)	a grant of a perfected security interest in the collateral certificate from us to the indenture trustee.

•	we have good and marketable title to the collateral certificate free and clear of all liens;

•	upon our transfer of the collateral certificate to the issuing entity, the issuing entity will have good and marketable title to the collateral certificate free and clear of all liens; and

•

all actions necessary under the applicable Uniform Commercial Code have been taken to give either the issuing entity or the indenture trustee a first priority perfected security interest in the collateral certificate.

Representations and Warranties of the Bank

In the receivables purchase agreement, the bank represents and warrants to us as of the closing date for each series of securities and the date each account is designated for inclusion to the trust that:

•	each account is an Eligible Account as of the date it is designated to the trust and each receivable is an Eligible Receivable on the date it is transferred to us;

•	the account schedule and information contained therein is true and correct in all material respects;

•

each receivable has been conveyed to us free and clear of any liens, other than liens permitted by the receivables purchase agreement, and in compliance in all material respects with all applicable laws;

•	it owns all right, title and interest in each such receivable and has the right to transfer it to us; and

•	all required governmental approvals in connection with the transfer of each such receivable to us have been obtained.

In the event of a breach of any of these representations and warranties which results in the requirement that we accept retransfer of an ineligible receivable under the pooling and servicing agreement or the transfer and servicing agreement, we can require the bank to repurchase that ineligible receivable on the date of the retransfer. The purchase price for the ineligible receivables will be the outstanding principal amount of those receivables.

In the receivables purchase agreement, the bank will also make representations and warranties to us as to:

•	the bank’s valid existence and good standing under the laws of its jurisdiction of organization and its ability to perform its obligations under each transaction document;

•

the bank’s qualification to do business and good standing (or exemption from such requirements) and its possession of necessary licenses and approvals to conduct its business in all jurisdictions in which failure to qualify or obtain such licenses and approvals would render any credit card agreement relating to an account or any receivable unenforceable or would have a material adverse effect on us or the noteholders;

•	the due authorization, execution, delivery and performance of the receivables purchase agreement;

•	the enforceability of the receivables purchase agreement against the bank as a legal, valid and binding obligation; and

•

the effectiveness of the receivables purchase agreement governing the bank’s transfer of the receivables to us as a valid transfer and assignment of its ownership interest in the receivables, other than liens permitted by the receivables purchase agreement.

If the breach of any of the representations or warranties described in this paragraph results in our obligation under the pooling and servicing agreement or the transfer and servicing agreement to accept retransfer of the receivables, we can require the bank to repurchase the receivables retransferred to us, for an amount of cash equal to the outstanding principal balance of the retransferred receivables.

Repurchases of Receivables

None of the receivables securitized by the sponsor were the subject of a demand to repurchase or replace for a breach of the representations and warranties during the three-year period ending [_] [_], 20[_]. We, as securitizer, disclose all fulfilled and unfulfilled repurchase requests for receivables that were the subject of a demand to repurchase on SEC Form ABS-15G. We filed our most recent Form ABS-15G with the SEC on [_] [_], 20[_]. Our CIK number is 0001139552.

Dispute Resolution Procedures

The bank and the depositor are required to repurchase receivables from the trust if it is discovered that the receivables did not satisfy eligibility requirements in some material respect at the time that we transferred them to the trust and the ineligibility results in a charge-off or an impairment of the trust’s rights in the transferred receivables or their proceeds. If a request for repurchase delivered to the bank or the depositor, as applicable (the “representing party”), has not been fulfilled or otherwise resolved within 180 days of the receipt of notice of the request, the party making the repurchase request (including any verified beneficial owner of a note) (a “requesting party”) may refer the matter, at its discretion, to either mediation (including non-binding arbitration) or binding arbitration. References in this prospectus to mediation include non-binding arbitration proceedings. The requesting party must provide the representing party written notice of the referral of the matter to mediation or arbitration within 30 calendar days of the filing of a Form 10-D with respect to the monthly period in which the 180-day period referred to above ends.

The depositor will file a Form ABS-15G report with the Securities and Exchange Commission if a repurchase request has been received by the depositor. The Form ABS-15G is publicly available and will provide required information regarding the repurchase request on a quarterly basis until the repurchase request is resolved. The Form ABS-15G will also include the date on which the repurchase request was received by the depositor.

The bank and the depositor have agreed to participate in the dispute resolution method that is selected by a requesting party. If any requesting party that is a note owner is not a record holder as reflected on the note register, the representing party may require that investor to provide verification documents to confirm that the investor is a beneficial owner of notes. If the representing party requires an investor to provide verification documents, the investor must provide (i) a written certification that it is a beneficial owner of a specified principal amount of notes and (ii) (A) a trade confirmation, (B) an account statement, (C) a letter from a broker-dealer that is acceptable to the representing party or (D) any other form of documentation that is acceptable to the representing party. Dispute resolution to resolve repurchase requests will be available regardless of whether noteholders voted to direct an Asset Review or whether a Delinquency Trigger has occurred.

A mediation or binding arbitration will be administered by a nationally recognized arbitration and mediation association, referred to in this prospectus as the “Organization,” selected by the depositor. Any mediation and arbitration described above will be held in New York, New York (or, such other location as the parties mutually agree upon). None of the bank, the servicer or the depositor will be required to produce personally identifiable customer information for purposes of any mediation or arbitration. Except as described in the following sentence, a requesting party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether initiated by that requesting party or another requesting party) but will have 30 days from the date notice of commencement of a mediation or arbitration is disclosed in a Form 10-D filing by the depositor to join such existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded. If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to binding arbitration or may, in accordance with the terms of the transaction documents, pursue other remedies including legal proceedings. We will provide notice of the commencement of any mediation or arbitration on Form 10-D.

Each party will agree to keep the details of the repurchase request and the dispute resolution confidential. Such information will be and remain confidential for any purpose, including impeachment, mediation, arbitration or litigation, except as required in accordance with applicable law, regulatory requirements, or court order or to the extent that the depositor elects to disclose such information. If any party receives a subpoena or other request for confidential information from a third party (other than a governmental regulatory body), the recipient of the request will promptly notify the other party and provide the other party with the opportunity to object or seek other appropriate protective remedies, consistent with the applicable requirements of law and regulation. If, in the absence of a protective order, the recipient of the request is compelled to disclose any portion of the confidential information as a matter of law, regulation, legal process or regulatory authority, the recipient may disclose to the party compelling disclosure only the part of such confidential information that is required to be disclosed.

Mediation

If the requesting party selects mediation, the mediation will be administered by the Organization in accordance with its commercial mediation rules then in effect. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation; provided that, if they cannot reach a mutual determination, the fees and expenses of the mediation will be borne equally by the parties, provided further that the servicer will pay any such fees and expenses allocated to or otherwise deemed payable by the depositor. The mediator will be a “Qualified Dispute Resolution Professional,” meaning an attorney or retired judged that is independent, impartial, knowledgeable about and experienced with the laws of the State of New York, specializing in commercial litigation with at least fifteen years of experience and will be appointed from a list of neutrals maintained by the Organization. The requesting party and the representing party will jointly appoint the mediator within 30 days of the request for mediation. In the event the mediator is not timely appointed, a mediator will be appointed by the Organization.

If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to binding arbitration (as described below) or may, in accordance with the transaction documents, pursue any other available remedy including legal proceedings.

Binding Arbitration

If the requesting party selects binding arbitration, the arbitration will be administered by the Organization in accordance with its arbitration rules then in effect (referred to in this prospectus as the “Arbitration Rules”).

If the repurchase request at issue involves a repurchase amount of less than 5% of the total principal receivables owned by the trust as of the date of such repurchase request, a single arbitrator, who must be a Qualified Dispute Resolution Professional, will be used. Upon being supplied a list of at least ten potential arbitrators by the Organization, each of the requesting party and the representing party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential arbitrators in order of preference. The Organization will select the arbitrator from the remaining potential arbitrators on the list respecting the preference choices of the parties to the extent possible.

If the repurchase request at issue involves a repurchase amount equal to or in excess of 5% of the total principal receivables owned by the trust as of the date of such repurchase request, a three-arbitrator panel will be used. The arbitral panel will consist of three Qualified Dispute Resolution Professionals, (a) one to be appointed by the requesting party within five business days of providing notice to the representing party of its selection of binding arbitration, (b) one to be appointed by the representing party within five business days of the requesting party’s appointment and (c) the third, who will preside over the arbitral panel, to be chosen by the two party-appointed arbitrators within five business days of the representing party’s appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by the Organization pursuant to the Arbitration Rules.

In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion. The arbitrator will make its final determination in writing no later than 90 days after its appointment or as soon as practicable thereafter. The arbitrator will resolve the dispute according to the transaction documents and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The arbitrator will not have the power to award punitive damages or consequential damages in any arbitration conducted by it, and the representing party shall not be required to pay more with respect to the repurchase request than the repurchase price required to be paid under the transaction documents. In the case of binding arbitration, the final determination of the arbitrator will be final and non-appealable absent manifest error, except for actions to confirm or vacate the determination permitted under law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting binding arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.

Addition of Trust Assets

We may, at our option, designate additional accounts to the trust, the receivables in which will be sold and assigned to the trust. As described above under “Composition of the Trust Portfolio” in this prospectus, qualifying Eligible Accounts in approved portfolios are designated to the trust automatically upon their establishment, and we expect that will continue to be the case. However, we may elect to terminate or suspend the automatic addition of accounts at any time by delivering prior written notice to the trustee, the trust, the rating agencies and the servicer. We are permitted to continue to automatically designate all new Eligible Accounts as they arise unless an automatic addition limitation event or additional limitation event has occurred. These events will occur if we reach specified triggers relating to default ratios and payment rates on the receivables.

Upon the occurrence of an automatic addition limitation event, the following limits will apply:

(1)

the new accounts designated during the period from the first day of the transferor’s fiscal year in which the addition is to occur through the date the new accounts will be added may not exceed 20% of the number of accounts as of the first day of that period; or

(2)	for any fiscal calendar quarter, the new accounts designated during that fiscal calendar quarter may not exceed 15% of the number of accounts as of the first day of that fiscal calendar quarter.

Upon the occurrence of an additional limitation event, the following limits will apply:

(1)

the aggregate balance of receivables in the new accounts designated during any twelve month or shorter period beginning on the occurrence of such trigger event may not exceed 20% of the aggregate balance of the receivables in the trust portfolio as of the first day after such trigger event occurs; or

(2)

for any three month or shorter period beginning on the date on which such trigger event occurs, the aggregate balance of receivables in the new accounts designated during that calendar quarter may not exceed 15% of the aggregate balance of the receivables in the trust portfolio as of the first day after such trigger event occurs.

The limitations imposed upon the occurrence of an automatic addition limitation event or additional limitation event will no longer apply if the Rating Agency Condition is satisfied.

In addition, we will be required to make an addition of supplemental accounts and/or participation interests in order to maintain:

•	the Transferor Amount averaged over any period of thirty consecutive days at the Minimum Transferor Amount for that period; and

•	for each business day, the Aggregate Principal Balance at the Required Principal Balance.

When we transfer receivables in additional accounts or participation interests to the trust (including designating another portfolio of accounts as an “approved portfolio”) other than in connection with automatic additions of accounts, we must satisfy several conditions, including:

•	we must give each rating agency and the servicer prior notice of each addition;

•	we must certify that:

•	each additional account is an Eligible Account and each receivable in such additional account is an Eligible Receivable;

•	no selection procedures materially adverse to the securityholders were used in selecting the additional accounts from the available Eligible Accounts;

•	as of the addition date, we are not insolvent and would not become insolvent by the addition of the accounts;

•

the transfer of the additional receivables constitutes a valid transfer to the trust of all our right, title and interest in the receivables in the additional accounts or the grant to the trust of a first priority perfected security interest in those receivables; and

•	we must deliver an opinion of counsel with respect to the perfection of the transfer and related matters.

No party will independently verify that the above conditions for the designation of additional accounts have been met.

Defaulted accounts that have been charged-off as uncollectible in accordance with the servicer’s credit card guidelines and the servicer’s customary and usual policies and procedures for servicing revolving credit card receivables will not be included in any account addition. See “The Servicer—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus.1

Removal of Accounts

We also have the right to remove accounts from the list of designated accounts and to require the reassignment to us of all receivables in the removed accounts, whether the receivables already exist or arise after the designation. Except as described in the following paragraph, our right to remove accounts is subject to the satisfaction of several conditions, including that:

(1)	if the accounts to be removed have outstanding receivables, the Rating Agency Condition is satisfied with respect to the removal;

(2)	we certify that:

(a)

individual accounts or administratively convenient groups of accounts, such as billing cycles, were chosen for removal randomly or on another basis intended to achieve sale treatment of the accounts for accounting purposes;

[1]

[Note: Disclosure contemplated by Items 1111(a)(7), (a)(8) and (g)(8) of Regulation AB will be included here or under the caption “The Sponsor—Underwriting Process” or “Compliance with Underwriting Criteria” in this prospectus in the event the receivables related to additional accounts designated to the trust prior to the date of the related prospectus deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets.]

(b)	no selection procedures materially adverse to the securityholders were used in selecting the removed accounts; and

(c)	in our reasonable belief, the removal will not cause an early amortization event, or an event that with notice or lapse of time or both, would constitute an early amortization event;

(3)

the removal will not cause (i) the Transferor Amount to be less than the Minimum Transferor Amount, (ii) the Aggregate Principal Balance to be less than the Required Principal Balance or (iii) a decrease in the sum of the collateral and invested amounts for all outstanding series, in any case, after giving effect to the removal; and

(4)	except as described in the following paragraph, we may not designate accounts for removal more frequently than once per month.

In addition, without satisfying the above conditions, we may from time to time, remove accounts designated for repurchase by a retailer under the terms of their credit card processing agreement. The repurchase price for these receivables will be calculated as if the receivables were ineligible receivables. Amounts received by the trust for these removed receivables will be treated as collections of principal receivables.

No party will independently verify that the above conditions for the removal of accounts have been met.

Notice of Changes in Trust Portfolio

If the designation of additional accounts or removal of accounts materially changes the composition of the trust portfolio, we will include updated information with respect to the composition of the trust portfolio in a report on Form 10-D, which will be filed with the SEC, unless similar information with respect to the trust portfolio was otherwise previously filed in a periodic report filed with the SEC pursuant to the Exchange Act or filed with the SEC in connection with the filing by us of a prospectus or a registration statement relating to the trust.

Receivables Performance

The tables below contain performance information for the receivables in the trust portfolio for each of the periods shown.

The composition of the trust portfolio is expected to change over time, including as a result of the addition of new accounts and as a result of the removal of accounts under certain circumstances. See “Risk Factors—Risks relating to the bank’s credit card business—Termination of certain credit card programs could lead to a reduction of receivables in the trust.” The future performance of the receivables in the trust portfolio may be different from the historical performance set forth below.

All data set forth in the tables below is reported on a collected basis. Average principal receivables outstanding is the average of the principal receivables balances at the beginning of each month in the period indicated. Fees include late fees and return check fees.

Delinquency and Loss Experience

The following tables set forth the aggregate delinquency and loss experience for cardholder payments on the credit card accounts in the trust portfolio for each of the dates or periods shown.

[Discuss delinquency and loss trends]

We generally expect that net losses and delinquencies in the trust portfolio will correlate with the general economy and unemployment rates. Global economic volatility and cyclicality of the lending/credit markets may have an adverse effect on the trust portfolio. More specifically, increases in delinquencies and charge-offs could occur, particularly if conditions in the general economy deteriorate.

[In addition, as described above, the Services Transition resulted in certain timing-related impacts on losses and delinquencies, and as a result the loss and delinquency data set forth below for the 2022 and 2023 calendar years may not be wholly indicative of loss and delinquency results that would have been experienced absent the Services Transition for such period. See “Risk Factors—Transitioning credit card operations to new third-party service providers can be complex, and has resulted in and may continue to result in unanticipated technical and operational problems, which may adversely impact the bank’s credit card business” in this prospectus.]

We cannot assure you that the future delinquency and loss experience for the receivables will be similar to the historical experience set forth below.

Receivables Delinquency Experience

Trust Portfolio

(Dollars in Thousands)

As of [_],
	20[_]		20[_]		20[_]		20[_]
	Principal Receivables	Percentage of Total Principal Receivables	Principal Receivables	Percentage of Total Principal Receivables	Principal Receivables	Percentage of Total Principal Receivables	Principal Receivables	Percentage of Total Principal Receivables
Total Principal Receivables
Principal Receivables Delinquent:
31-60 Days
61-90 Days
91-120 Days
121-150 Days
151 or More Days

Total(1)

(1) Amounts and percentages may not add up to the total due to rounding.

Account Delinquency Experience

Trust Portfolio

	As of [_],		As of December 31,
	20[_]		20[_]		20[_]		20[_]
	Total Active Accounts	Percentage of Total Active Accounts	Total Active Accounts	Percentage of Total Active Accounts	Total Active Accounts	Percentage of Total Active Accounts	Total Active Accounts	Percentage of Total Active Accounts
Total Active Accounts(1)
Active Accounts Delinquent:(1)
31-60 Days
61-90 Days
91-120 Days
121-150 Days
151 or More Days

Total(2)

(1) Excludes Zero Balance Accounts

(2) Percentages may not add up to the total due to rounding.

Loss Experience

Trust Portfolio

(Dollars in Thousands)

	[_] Months Ended [_],	Year Ended December 31,
	20[_]	20[_]	20[_]	20[_]
Average Receivables Outstanding
Gross Charge-Offs(1)
Recoveries(2)
Net Charge-Offs(3)
Net Charge-Offs as a percentage of Average Receivables Outstanding (annualized)

(1)	Gross Charge-Offs includes gross charge-offs of principal receivables.
(2)	Recoveries includes recoveries of principal and finance charge receivables and fees.
(3)	Net Charge-Offs equal Gross Charge-Offs minus Recoveries.

Revenue Experience

The gross revenues from finance charges and fees related to accounts in the trust portfolio for each of the periods shown are set forth in the following table. The figures reflected in the following table represent balances before deductions for charge-offs, returned merchandise, and customer disputes or other expenses and reductions due to fraud.

Revenue Experience

Trust Portfolio

(Dollars in Thousands)

	[_] Months Ended [_],	Year Ended December 31,
	20[_]	20[_]	20[_]	20[_]
Average Receivables Outstanding
Total Finance Charges and Fees
Total Finance Charges and Fees as a percentage of Average Receivables Outstanding (annualized)

Composition of the Trust Portfolio

The receivables to be conveyed to the trust have been or will be generated from transactions made by holders of credit card accounts included in the trust portfolio. A description of the bank’s credit card business is contained in this prospectus under the heading “The Sponsor—Credit Card Business.”

As of [_] [_], 20[_]:

•	The receivables in the trust portfolio included approximately $[_] of principal receivables and approximately $[_] of finance charge receivables (in thousands).

•	The accounts designated for the trust portfolio had an average principal receivables balance per active account of approximately $[_] and an average credit limit of approximately $[_].

•	The percentage of the aggregate principal receivables balance to the aggregate total average credit limit of all accounts was approximately [_]%.

•	The average age of the accounts was approximately [_] months.

•

The percentage of the accounts in the trust portfolio for which cardholders made minimum payments as of their respective latest statement date, in each case based on the prior month statement minimum payment, was approximately [_]%.

•

The percentage of the accounts in the trust portfolio for which cardholders made full payments as of their respective latest statement date, in each case based on the prior month statement outstanding balance, was approximately [_]%.

For purposes of the tables below, “Number of Accounts” refers to all accounts in the trust portfolio, including any accounts that are inactive accounts and zero-balance accounts, which in some cases may be closed accounts that have not yet been removed from the originator’s computer system and from the trust portfolio. The originator may from time to time remove inactive accounts from its computer system and from the trust portfolio for purposes of administrative efficiency. Because the future composition of the trust portfolio will change over time, these tables are not indicative of the composition of the trust portfolio at any subsequent time.

Composition by Retailer Type

Trust Portfolio

Retailer Type	Percentage of Total Principal Receivables
Co-Brand	%
Soft Goods	%
Furniture	%
Jewelry	%
Department Store
Other	%
Total(1)	100.00%

(1)	Percentages may not add up to the total due to rounding.

The table immediately below sets forth the retailer groups that have credit card programs that account for more than 7.5% of principal receivables balances in the trust portfolio as of [_] [_], 20[_]. Except for the retailer groups listed below, no other retailer group’s credit card program, or group of credit card programs, accounts for more than 7.5% of the principal receivables in the trust portfolio as of [_] [_], 20[_].

Composition by Retailer Group of

Trust Portfolio

(Dollars in Thousands; Accounts in Thousands)

Retailer Group(1)	Number of Accounts	Percentage of Total Number of Accounts	Principal Receivables	Percentage of Total Principal Receivables
[_____]		%	$	%
[_____]		%	$	%
[_____]		%	$	%
Retailer Groups less than 7.5%		%	$	%

Total(2)		100.00%	$	100.00%

(1)	Includes each individual retailer in the trust commonly owned by the retailer group.
(2)	Amounts and percentages may not add up to the total due to rounding.

Composition by Individual Retailer of

Trust Portfolio (Dollars in Thousands; Accounts in Thousands)

Retailer	Number of Accounts	Percentage of Total Number of Accounts	Principal Receivables	Percentage of Total Principal Receivables
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
[_____]
Other Retailers(1)

Total(2)		100.00%	$	100.00%

(1)	Retailers individually representing a lesser percentage of principal receivables balances in the trust portfolio as of [_] [_], 20[_].
(2)	Amounts and percentages may not add up to the total due to rounding.

Composition by Account Balance

Trust Portfolio

(Dollars in Thousands; Accounts in Thousands)

Account Balance Range	Number of Accounts	Percentage of Total Number of Accounts	Principal Receivables	Percentage of Total Principal Receivables
Credit Balance		%	$	%
No Balance		%		%
$0.01 - $50.00		%		%
$50.01 - $100.00		%		%
$100.01 - $150.00		%		%
$150.01 - $250.00		%		%
$250.01 - $350.00		%		%
$350.01 - $500.00		%		%
$500.01 - $1,000.00		%		%
$1,000.01 - $1,500.00		%		%
$1,500.01 or more		%		%

Total(1)		100.00%	$	100.00%

(1)	Amounts and percentages may not add up to the total due to rounding.

Composition by Credit Limit

Trust Portfolio

(Dollars in Thousands; Accounts in Thousands)

Credit Limit Range	Number of Accounts	Percentage of Total Number of Accounts	Principal Receivables	Percentage of Total Principal Receivables
No Credit Limit		%	$	%
$0.01 - $100.00		%		%
$100.01 - $250.00		%		%
$250.01 - $350.00		%		%
$350.01 - $500.00		%		%
$500.01 - $750.00		%		%
$750.01 - $1,000.00		%		%
$1,000.01 - $1,250.00		%		%
$1,250.01 - $1,500.00		%		%
$1,500.01 - $2,000.00		%		%
$2,000.01 - $2,500.00		%		%
$2,500.01 or more		%		%

Total(1)		100.00%	$	100.00%

(1)	Amounts and percentages may not add up to the total due to rounding.

Composition by Account Age

Trust Portfolio

(Dollars in Thousands; Accounts in Thousands)

Account Age Range	Number of Accounts	Percentage of Total Number of Accounts	Principal Receivables	Percentage of Total Principal Receivables
Not More than 12 Months		%	$	%
Over 12 Months to 24 Months		%		%
Over 24 Months to 36 Months		%		%
Over 36 Months to 48 Months		%		%
Over 48 Months to 60 Months		%		%
Over 60 Months		%		%

Total(1)		100.00%	$	100.00%

(1)	Amounts and percentages may not add up to the total due to rounding.

Cardholders whose accounts are designated for the trust portfolio had billing addresses in all 50 states, the District of Columbia and other U.S. territories, except for approximately [_]% of the principal receivables balance for the trust for which cardholders had billing addresses located outside of the United States, the District of Columbia or other U.S. territories. Except for the [_] states listed below, no state accounted for more than [_]% of the number of accounts or [_]% of the total principal receivables balances as of [_] [_], 20[_].

Composition by Billing Address

Trust Portfolio

State	Percentage of Total Number of Accounts	Percentage of Total Principal Receivables
	%	%
	%	%
	%	%
	%	%
	%	%
	%	%
	%	%

As described under “The Sponsor—Underwriting Process” in this prospectus, the bank uses credit bureau scoring and a proprietary scoring model developed for the bank as tools in the underwriting process and for making credit decisions. The bank uses credit bureau scoring and a proprietary scoring model also for purposes of monitoring obligor credit quality. The bank’s proprietary scoring model is based on historical data and requires the bank to make various assumptions about future performance. As a result, the bank’s proprietary model is not intended, and should not be relied upon, to forecast actual future performance.

With respect to credit bureau scoring, the bank utilizes VantageScore® credit scores to assist in its assessment of credit quality. Credit scores are obtained at origination of the account and are refreshed monthly thereafter to assist in predicting obligor behavior. The bank categorizes these credit scores into the following three credit score categories: (i) 661 or higher, which are considered the strongest credits and therefore have the lowest credit risk; (ii) 601 to 660, considered to have moderate credit risk; and (iii) 600 or less, which are considered weaker credits and therefore have the highest credit risk. In certain limited circumstances there are obligor accounts for which a credit score is not available and the bank uses alternative sources to assess credit risk and predict behavior.

The below table reflects the distribution of the accounts designated to the trust portfolio by obligor VantageScore® as of [_] [_], 20[_]. Because the future composition of the trust portfolio will change over time, obligor credit quality as shown in the table below is not indicative of obligor credit quality for the trust portfolio at any subsequent time. In addition, the bank’s assessment of obligor credit quality may change over time depending on the conduct of the cardholder and changes in the proprietary scoring models used by the bank.

Composition by Obligor Credit Bureau Score

Trust Portfolio

(Dollars in Thousands)

Obligor Credit Bureau Score Range	Principal Receivables	Percentage of Total Principal Receivables
No Score	$		%
600 or Less			%
601–660			%
661 or Greater			%

Total(1)	$	100.00%

(1)	Amounts and percentages may not add up to the total due to rounding.

Review of Pool Asset Disclosure2

In connection with the offering of the notes, the depositor has performed a review of the transferred receivables and the disclosure required to be included in this prospectus relating to the transferred receivables by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide reasonable assurance that the Rule 193 Information is accurate in all material respects.

The Rule 193 Information consisting of factual information was reviewed and approved by those officers and employees of the depositor, the bank and their affiliates who are knowledgeable

[2]

[Note: The review of transferred receivables and the related disclosure, for each new issuance, will encompass receivables comprising the trust portfolio as of the dates set forth in the related prospectus, which includes receivables arising in additional accounts designated to the trust portfolio on or prior to such dates.]

about such factual information. Counsel to the depositor and its affiliates reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents. Officers of the depositor and its affiliates also consulted with internal regulatory personnel and counsel with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the transferred receivables or payments on the notes.

Employees of the depositor and its affiliates populated the statistical information in this prospectus with respect to the transferred receivables using information derived from the bank’s database. The statistical information in this prospectus relating to the transferred receivables was compared to information contained in the bank’s database regarding the attributes of such transferred receivables. As a result of such population and comparisons, the depositor determined that the statistical information relating to the transferred receivables is consistent with the bank’s database.

The depositor’s review of the receivables is supported by the control processes routinely used by the bank’s parent, Bread Financial, in the operation of its business. Bread Financial achieves appropriate internal and external assurance work on its internal controls over financial reporting to maintain compliance with regulatory reporting requirements, including The Sarbanes-Oxley Act of 2002. Such assurance work is designed to provide reasonable assurance regarding the reliability of financial reporting. The nature, timing and extent of such assurance work are driven by risk-based assessments of the parent’s consolidated operations. The assurance work includes a review of the financial information from which the disclosure required by Item 1111 of Regulation AB regarding the trust portfolio is derived.

With respect to the disclosure under “Compliance with Underwriting Criteria” below, the bank periodically engages in activities that are designed to monitor and measure compliance with its credit policies, including testing of automated approval systems and monthly monitoring and compliance checks with respect to credit line decisions that are ultimately made outside of the automated system, as more specifically described below.

Portions of the review of the legal, regulatory and statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the level of assistance provided by the third parties. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has concluded, with reasonable assurance, that the Rule 193 Information in this prospectus is accurate in all material respects.

Compliance with Underwriting Criteria

As described under “The Sponsor—Underwriting Process” in this prospectus, the bank makes virtually all underwriting and authorization decisions using an automated system that uses credit bureau scoring and a proprietary scoring model to determine an applicant’s risk. This automated system determines whether to approve or decline a customer’s request for credit based on this risk and also sets a maximum initial credit line on each approved customer’s account, in each case without any underwriter discretion. In certain cases, the bank may further manually review applications that were initially declined through the automated process, either at the applicant’s request or in connection with the bank’s internal review process. In such cases, the bank verifies relevant customer data, makes any necessary corrections to the customer data and re-evaluates such applications using the bank’s underwriting criteria. The bank applies the same underwriting criteria in both the automated process, and during any manual reviews of applications initially declined through the automated process.

The bank’s credit risk group performs monthly testing on applications to ensure that the automated system is processing applications as intended. The bank’s credit risk group validates through population and sample testing to ensure adherence to bank’s underwriting criteria. Testing is performed across all portfolios to identify divergences from the bank’s underwriting criteria in applications approved through the automated process.

In addition, the credit risk group monitored manual approvals during the period from [__], 20[__]through [__], 20[__]for all applications that were initially declined by the automated system. Such monitoring determined that manually approved applications represented less than [__]% of new applications during such period, which is consistent with the results of prior reviews. Accounts that are approved through the manual review process rather than the automated process, and are therefore considered exceptions, did not meet the bank’s initial underwriting policies for the following reasons: applicants with no or low credit score; missing or invalid applicant information or duplicate applications. The bank determined to include the receivables for which exceptions were identified in the trust portfolio because the fact that the accounts did not meet the bank’s initial underwriting policies would not have a material adverse effect on the trust, and therefore the exceptions do not cause the receivables to be ineligible for sale to the trust. Another compensating factor with respect to these exceptions is that the bank engages in ongoing monitoring of the files and adjusts the credit limits on accounts as necessary based on an updated measure of risk as determined by the behavioral scoring model that is calculated for active accounts as described under “The Sponsor—Underwriting Process” in this prospectus.

The bank’s internal audit department also performs annual evaluations and testing of compliance with the bank’s credit card underwriting policy and process guidelines. Such evaluations and testing are designed to provide reasonable assurance that the application process produces credit accounts that comply with the bank’s underwriting policies. The internal audit department’s review of the credit line origination process completed in 20[__] consisted of independent reviews and testing of the automated execution of the credit risk management policies and standards, review of the credit risk group’s monthly testing and monitoring of credit application overrides, and an assessment of the design and operating effectiveness of change management controls for the credit risk management policies and standards. The audit validated that change management controls were functioning as designed. These audits produced no significant observations relating to the bank’s credit underwriting, manual approvals or credit line management processes.

Static Pool Information

Static pool information regarding the performance of the receivables in the trust portfolio is provided in Annex II to this prospectus, which forms an integral part of this prospectus. Annex II does not include information relating to prepayments because the concept of prepayments is not an applicable consideration for credit card accounts beyond payment rate data, which is provided in Annex II. Annex II does not include information relating to standardized credit scores or other measures of obligor credit quality, because the credit decisions regarding accounts are being made on an ongoing basis based on the evolving obligor credit quality of the related obligors as monitored by the bank using credit bureau scoring and a proprietary scoring model. Changes in the trust portfolio in the future may cause the future performance of the receivables in the trust portfolio to be different from the historical performance set forth in Annex II.

Asset Representations Review

As discussed under “The Trust Portfolio—Representations and Warranties of the Bank” and “The Trust Portfolio—Representations and Warranties of the Depositor,” the bank and depositor make certain representations and warranties regarding the eligibility of the transferred receivables and the related accounts. The asset representations reviewer will be responsible for reviewing the transferred receivables and related accounts for compliance with the representations and warranties regarding if an account is an Eligible Account and if a receivable is an Eligible Receivable (collectively, the “Pool Asset Representations”), when the following asset review conditions (the “Review Conditions”) have been satisfied:

•	The Delinquency Percentage for any payment date exceeds the Maximum Delinquency Percentage for that payment date, as described below under “—Maximum Delinquency Percentage”; and

•	The noteholders have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting.”

If the Review Conditions are satisfied (the first date on which all of the Review Conditions are satisfied is referred to as the “Review Trigger Date”), then the asset representations reviewer will perform a review of the Subject Receivables (as defined below) for compliance with the Pool Asset Representations as described below under “—Asset Review.” The indenture trustee is required to provide written notice (a “Review Notice”) to the issuing entity within three business days of the Review Trigger Date specifying the Review Trigger Date, and the issuing entity is required to provide such notice to the bank, the depositor, the servicer and the asset representations reviewer within five business days. Within 15 business days after receipt of a Review Notice, the Servicer will deliver to the Asset Representations Reviewer a list of the Accounts in which the Subject Receivables arise and, within 60 calendar days after receipt of a Review Notice, will provide materials to the Asset Representations Reviewer to be used in connection with the review.

Maximum Delinquency Percentage

On or prior to each payment date, the servicer will calculate the Delinquency Percentage for the preceding Monthly Period. The “Delinquency Percentage” for each payment date and the related preceding Monthly Period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate receivables balance of all 60-Day Delinquent Receivables as of the last day of the Monthly Period immediately preceding such payment date to (ii) the aggregate receivables balance of all transferred receivables as of the last day of the related Monthly Period. “60-Day Delinquent Receivables” means, as of any date of determination, all transferred receivables (other than repurchased receivables and charged-off receivables) that are 60 or more days delinquent as of the last day of the Monthly Period immediately preceding such date, as determined in accordance with the bank’s customary servicing practices. Charged-off receivables are not considered delinquent receivables and are therefore not included in the Delinquency Trigger calculation.

The “Maximum Delinquency Percentage” for any payment date and the related preceding Monthly Period will be the lowest “Maximum Delinquency Percentage” as specified in the indenture supplement for any series. The Maximum Delinquency Percentage for your series is [ ]%. The Maximum Delinquency Percentage for your series has been set at a level in excess of the historical peak of delinquent receivables [since [ ]] to assure that the Maximum Delinquency Percentage is not breached due to fluctuations in credit cycles that are unrelated to breaches of representations and warranties. The Maximum Delinquency Percentage corresponds generally to the level of expected losses on the receivables in the trust that would cause the notes issued by the issuing entity to realize the first dollar of loss. By aligning the Maximum Delinquency Percentage with the maximum level of credit losses that the notes can withstand without a loss, we believe the Maximum Delinquency Percentage provides an appropriate early warning threshold at the point when noteholders may benefit from an Asset Review.

“Subject Receivables” means, for any Asset Review, all transferred receivables that are 60-Day Delinquent Receivables as of the last day of the Monthly Period prior to the related Review Trigger Date. However, any receivable that becomes a repurchased receivable after the Review Trigger Date will no longer be a Subject Receivable.

Asset Review Voting

If the Delinquency Percentage on any payment date exceeds the Maximum Delinquency Percentage for that payment date (such occurrence, a “Delinquency Trigger”), the depositor will notify investors of that occurrence on Form 10-D, and noteholders holding at least 5% of the aggregate outstanding principal balance of all outstanding series of notes (excluding any notes held by the depositor or any of its affiliates) (the “Instituting Noteholders”) may then elect to initiate a vote of the noteholders to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by demanding that the indenture trustee institute such a vote. If any of the Instituting Noteholders is not a record holder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor is a beneficial owner of notes. If the indenture trustee requires an investor to provide verification documents, the investor must provide (i) a written certification that it is a beneficial owner of a specified outstanding amount of notes and (ii) (A) a trade confirmation, (B) an account statement, (C) a letter from a broker-dealer that is acceptable to the indenture trustee or (D) any other form of documentation that is acceptable to the indenture trustee. Any such vote shall be (i) initiated no later than 90 days from date the monthly distribution report specifying that a Delinquency Trigger has occurred and has been filed by the depositor and

(ii) completed no later than 150 days from the date the monthly distribution report specifying that the Delinquency Trigger has occurred has been filed by the depositor.

The depositor will notify investors on Form 10-D if the Instituting Noteholders initiate a vote as described in the preceding paragraph. The “Noteholder Direction” will be deemed to have occurred if noteholders representing at least a majority of the voting noteholders vote in favor of directing a review by the asset representations reviewer. The noteholders voting in favor of that review are referred to as the “Directing Noteholders.” If the Instituting Noteholders elect to initiate a vote, then the bank will pay the costs, expenses and liabilities incurred by the indenture trustee, the depositor and the issuing entity in connection with the voting process, including the costs and expenses of counsel as described below under “—Fees and Expenses for Asset Review.” The indenture trustee may set a record date for purposes of determining the identity of noteholders entitled to vote in accordance with Section 316(c) of the Trust Indenture Act.

At the end of the 150-day period referred to in the second preceding paragraph, if a Noteholder Direction has occurred, the indenture trustee will send a notice to the issuing entity, which will promptly provide notice to the bank, the depositor, the asset representations reviewer and the servicer specifying that the Review Conditions have been satisfied and providing the applicable Review Trigger Date. The depositor will notify investors that an Asset Review has been directed in the monthly distribution report filed on Form 10-D relating to the month in which the Review Trigger Date occurred.

Fees and Expenses for Asset Review

The asset representations reviewer will be paid an annual fee by the bank in accordance with the asset representations review agreement. However, that fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee in connection with the asset review (the “Review Fee”). The Review Fee will be paid by the bank.

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Pool Asset Representations (an “Asset Review”) to determine whether the Pool Asset Representations with respect to each Subject Receivable were accurate in all material respects.

The Asset Review will be performed in accordance with the procedures set forth in the asset representations review agreement.

The Asset Review will consist of performing specific tests for each Pool Asset Representation and determining whether each test was passed or failed. If any test was performed in connection with a prior Asset Review, the asset representations reviewer will not perform such test again in connection with any additional Asset Review, but will include the determination of such previous test in the review report for the current Asset Review. If the servicer notifies the asset representations reviewer that the outstanding notes of the issuing entity will be paid in full on the next distribution date or repurchased before the review report is delivered, the asset representations reviewer will terminate the tests of those Subject Receivables and the review of those Subject Receivables will be considered complete.

The review tests were designed to determine whether the Subject Receivables were not in compliance with the Pool Asset Representations made about them in the receivables purchase agreement or pooling and servicing agreement. There may be multiple tests for each representation and warranty. The Asset Review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor. The testing procedures may be modified from time to time if due to a change in available data, the presentation or formatting thereof, or other considerations, there exists an alternative test and/or set of review materials that in the good faith determination of the bank, the issuing entity and the asset representations reviewer are designed to produce at least as accurate a determination of compliance with one or more Pool Asset Representations as the test or review materials being replaced.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables within 60 days after it receives a review notice, a list of the accounts related to the Subject Receivables and access to the review materials, subject to a 30-day extension if additional review materials are requested by and provided to the asset representations reviewer. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the bank, the servicer and the depositor of the findings and conclusions of the review of the Subject Receivables, and the Form 10-D filed by the depositor with respect to the applicable Monthly Period in which the asset representations reviewer’s report is provided will include a summary of those findings and conclusions. The asset representations reviewer will not determine whether noncompliance with the Pool Asset Representations constitutes a breach of the pooling and servicing agreement or whether the depositor would be required to repurchase a Subject Receivable. Additionally, the asset representations reviewer will not determine the reason for the delinquency of any receivable, the creditworthiness of any obligor, the overall quality of any receivable or the compliance by the servicer with its covenants with respect to the servicing of any receivable. After reviewing the report of the asset representations reviewer, the servicer, based on a review of the provisions of the pooling and servicing agreement, will determine whether any reported noncompliance with the Pool Asset Representations satisfies the contractual requirements for a repurchase and will notify the indenture trustee and the depositor of its determination. For additional information on the representations and warranties of the depositor and the bank, see “The Trust Portfolio—Representations and Warranties of the Depositor” and “—Representations and Warranties of the Bank” in this prospectus.

Resignation and Removal of the Asset Representations Reviewer

The asset representations reviewer may not resign unless (a) the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables and has delivered an opinion of counsel to such effect, (b) upon determination by the asset representations reviewer that the performance of its duties under the asset representation review agreement is no longer permissible under applicable law and has delivered an opinion of counsel to such effect, (c) there is an unresolved conflict of interest as specified in the asset representations review agreement, (d) an amount is due and unpaid under the asset representations review agreement for ninety (90) calendar days after notice from the asset representations reviewer to the servicer of the amount due and owing or (e)(i) it is after the third anniversary of the execution of the asset representations review agreement, (ii) it is not within one hundred sixty-five (165) days following the latest filing of a Form 10-D reporting that a Delinquency Trigger has occurred and (iii) if a Review Notice has been received by the asset representations reviewer, the asset representations reviewer has delivered a final review report. The asset representations reviewer will deliver sixty (60) days’ prior written notice of its resignation to the bank, the servicer, the issuing entity, the depositor and the indenture trustee. The issuing entity and the bank shall use commercially reasonable efforts to engage a successor asset representations reviewer within ninety (90) calendar days of such resignation or removal. If no successor has been appointed by the ninetieth (90th) day after notice of resignation or removal of the asset representations reviewer, the asset representations reviewer shall be entitled to petition a court of competent jurisdiction for the appointment of a successor asset representations reviewer. The issuing entity may immediately remove the asset representations reviewer if the asset representations reviewer ceases to be an eligible asset representations reviewer, breaches any of its representations, warranties, covenants or obligations in the asset representations review agreement or becomes subject to a bankruptcy. In addition, the issuing entity may remove the asset representations reviewer with at least thirty (30) calendar days prior written notice for any reason in its sole discretion so long as an Asset Review is not ongoing or it is not within one hundred sixty-five (165) days following the latest filing of a Form 10-D reporting that a Delinquency Trigger has occurred. If the asset representations reviewer resigns or is removed, replaced or substituted, or if a new asset representations reviewer is appointed, we will specify the circumstances surrounding the change on the monthly distribution report filed on Form 10-D for the Monthly Period in which the change occurred. No resignation or removal of the asset representations reviewer will be effective until the earlier of (i) the date a successor asset representations reviewer who is an eligible asset representations reviewer is in place and (ii) the date on which no notes of any series are outstanding. Any costs associated with the removal of the asset representations reviewer and the appointment of a successor asset representations reviewer will be paid by the bank.

Indemnification of Asset Representations Reviewer

The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement. The bank agrees to indemnify the asset representations reviewer and any of its directors, employees and agents for any and all losses of any kind asserted by any person or entity, arising out of, connected with or resulting from any act taken by the asset representations reviewer (acting in good faith under the asset representations review agreement or the indenture) (the “ARR Losses”), except to the extent that any such ARR Losses are determined by a final non-appealable order of a court of competent jurisdiction to have resulted from (i) the bad faith, gross negligence or willful misconduct of the asset representations reviewer or any of its directors, employees or agents or (ii) the asset representations reviewer’s breach of any of its representations, warranties or covenants in the asset representations review agreement.

Amendment of Asset Representation Review Agreement

The asset representation review agreement can be modified only in a written document executed by the parties to such agreement without the consent of the noteholders or any other person; provided that, so long as any note is outstanding, except with respect to amendments (i) to clarify an ambiguity, correct an error or correct or supplement any term of the asset representation review agreement that may be defective or inconsistent with the other terms of the asset representation review agreement, (ii) to provide for, or facilitate the acceptance of the asset representation review agreement by, a successor asset representations reviewer or (iii) to convert or supplement any provision in a manner consistent with the intent of the asset representation review agreement, either (a) such amendment shall not, as evidenced by an opinion of counsel or officer’s certificate, materially and adversely affect the interests of the holders of any outstanding note or (b) the Rating Agency Condition is satisfied with respect to such amendment. With respect to any amendment for which clauses (a) or (b) of the immediately preceding sentence cannot be satisfied, the asset representation review agreement can be amended with the consent of the noteholders of a majority of the outstanding amount of the notes of each adversely affected series.

Description of the Notes

The issuing entity will issue one or more series of notes under a master indenture and an indenture supplement entered into by the issuing entity and the indenture trustee. The following summaries describe all material provisions common to each series of notes. We have filed a copy of the pooling and servicing agreement for World Financial Network Credit Card Master Trust and a form of each of the transfer and servicing agreement, the indenture and an indenture supplement with the SEC as exhibits to the registration statement relating to the notes.

General

Each series of notes may consist of one or more classes, one or more of which may be senior notes and one or more of which may be subordinated notes. Each class of a series will evidence the right to receive a specified portion of each distribution of principal or interest or both. Each class of a series may differ from other classes in some aspects, including:

•	amounts allocated to principal payments;

•	maturity date;

•	interest rate; and

•	availability and amount of enhancement.

The notes registered under the Securities Act generally:

•	will be represented by notes registered in the name of a DTC nominee; and

•	will be available for purchase in book-entry form only.

However, notes not offered pursuant to a registration statement may have different characteristics from those described above.

Cede & Co., as nominee of DTC, is expected to be the holder of record of each series of book-entry notes. As an owner of beneficial interests in the notes, you will generally not be entitled to a definitive note representing your interest in the issued notes because you will own notes through a book entry record maintained by DTC. References in this prospectus to distributions, reports, notices and statements to noteholders refer to DTC or Cede & Co., as registered holder of the notes, for distribution to you in accordance with DTC procedures. All references in this prospectus to actions by noteholders shall refer to actions taken by DTC upon instructions from DTC participants.

[The notes will [not] be listed on the [Luxembourg Stock Exchange][insert name of any other exchange].]

None of us, the administrator, the owner trustee, the indenture trustee, the servicer, or World Financial Network Credit Card Master Trust, nor any holder of an ownership interest in the issuing entity, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns shall, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the notes or for the agreements of the issuing entity contained in the indenture. The notes will represent obligations solely of the issuing entity, and the notes will not be insured or guaranteed by us, the servicer, the administrator, the owner trustee, the indenture trustee, or any other person or entity.

New Issuances of Notes

We may cause the owner trustee, on behalf of the issuing entity, to issue one or more new series of notes or for any multiple issuance series, notes of any class for that series. We will define all principal terms of each new series in an indenture supplement. Each series issued may have terms and enhancements that are different than those for any other series. No prior notice to, or consent from, noteholders will be required for the issuance of an additional series of notes, and we do not expect to request such consents. We may offer any series or class relating to a multiple issuance series under a prospectus or other disclosure document in transactions either registered under the Securities Act or exempt from registration under the Securities Act directly, through one or more other underwriters or placement agents, in fixed-price offerings or in negotiated transactions or otherwise.

Unless World Financial Network Credit Card Master Trust has been terminated, the interests of all series of notes in the receivables and the other trust assets will be evidenced by a single global certificate held by the issuing entity. A new collateral certificate will be deemed to be issued and evidenced by the global certificate upon the issuance of each series and class of notes.

No new series or, for any multiple issuance series, notes of any class for that series, may be issued unless we satisfy various conditions, including that:

(1)	the Rating Agency Condition is satisfied;

(2)

we certify that we reasonably believe, based on the facts known to the certifying officer, that the new issuance will not cause an early amortization event, an event of default or materially and adversely affect the amount or timing of distributions to be made to the noteholders of any series or class;

(3)	after giving effect to the new issuance, the Transferor Amount is not less than the Minimum Transferor Amount and the Aggregate Principal Balance is not less than the Required Principal Balance;

(4)	we deliver an opinion of counsel to the effect that, for United States federal income tax purposes:

(a)	except as otherwise stated in the related indenture supplement, the notes of the new series will be characterized as debt;

(b)	the issuance will not adversely affect the tax characterization as debt of the notes of any outstanding series or class that were characterized as debt at the time of their issuance;

(c)	the new issuance will not cause the issuing entity to be deemed to be an association or publicly traded partnership taxable as a corporation; and

(d)	the new issuance will not cause or constitute an event in which gain or loss would be recognized by any noteholder; and

(5)

unless World Financial Network Credit Card Master Trust has been terminated, all of the conditions required for it to issue a new series of investor certificates are satisfied, as described under “—New Issuances of Investor Certificates” in this prospectus.

For any new issuance of a series or class of notes, the Transferor Amount is required to be not less than the Minimum Transferor Amount, as described in the preceding paragraph. With respect to the issuance of the Series 20[_]-[_] notes, we also intend to comply with the credit risk retention requirements as described in “The Sponsor—Credit Risk Retention” and “EU and UK Regulation of Investment in Securitizations” in this prospectus.

For each new issuance, we will determine whether additional notes may be issued and whether the conditions to the new issuance have been met. No party will independently verify our determination.

Multiple Issuance Series

Series 20[_]-[_] [is][is not] a multiple issuance series.

In a multiple issuance series, notes of any class can be issued on any date so long as the Rating Agency Condition is satisfied and the other conditions of issuance set forth in the indenture are met. All of the subordinated notes of a multiple issuance series provide subordination protection to all of the senior notes of the same series, regardless of whether the subordinated notes are issued before, at the same time as, or after the senior notes of that series. The trust may issue additional classes of notes or additional notes of a previously issued class at different times with respect to a multiple issuance series. Neither you nor any other noteholder will have the right to consent to the issuance of future notes of a multiple issuance series.

For any multiple issuance series, there are no restrictions on the timing or amount of any additional issuance of notes, so long as the conditions described above are met. As of the date of any additional issuance of an outstanding class of notes, the outstanding principal amount for that class will be increased to reflect the principal amount of the additional notes. When issued, the additional notes of an outstanding class will be identical in all respects to the other outstanding notes of that class and will be equally and ratably entitled to the benefits of the indenture and the related indenture supplement as the other outstanding notes of that class without preference, priority or distinction.

New Issuances of Investor Certificates

The pooling and servicing agreement provides that, in any one or more series supplements to the pooling and servicing agreement, we may direct the trustee for World Financial Network Credit Card Master Trust to issue one or more new series of investor certificates and may define all principal terms of those series. Until the World Financial Network Credit Card Master Trust has been terminated, each issuance of notes will also be treated as an issuance of a new series of investor certificates. A series supplement may only modify or amend the terms of the pooling and servicing agreement as applied to the new series. There is no limit to the number of new issuances we may cause under the pooling and servicing agreement.

No new series of investor certificates may be issued unless we satisfy various conditions, including that:

(1)	the Rating Agency Condition is satisfied;

(2)	we certify that, after giving effect to the issuance of the new series:

(i)	we reasonably believe that the new issuance will not, based on the facts known to the certifying officer, cause an early amortization event with respect to any series;

(ii)	the Transferor Amount would not be less than the Minimum Transferor Amount; and

(iii)	the Aggregate Principal Balance would not be less than the Required Principal Balance; and

(3)	we deliver an opinion to the effect that:

(i)	the issuance will not adversely affect the tax characterization as debt of any outstanding series or class of investor certificates that was characterized as debt at the time of its issuance;

(ii)	the issuance will not cause World Financial Network Credit Card Master Trust to be deemed to be an association or publicly traded partnership taxable as a corporation; and

(iii)	the transaction will not cause or constitute an event in which gain or loss would be recognized by an investor certificateholder.

Collateral Amount

The notes will be secured by and paid from the assets of the issuing entity. The amount of collateral allocated for any series of notes, called its collateral amount, initially will generally equal the initial outstanding principal amount of the notes of that series[, plus the initial excess collateral amount, if any, for that series of notes], unless such series has a funding period as described below under “—Funding Period.” Each series of notes will be allocated collections of principal receivables and finance charge receivables based on its allocation percentage, which will be based on the collateral amount for that series. The collateral amount and allocation percentages for your series are calculated as described under “Description of Series Provisions—Collateral Amount” and “—Allocation Percentages,” respectively, in this prospectus.

We or our assigns will have the right to receive all cash flows from the assets of the trust not required to make payments on the securities or to make payments to credit enhancement providers for any series of securities. Our interest is called the transferor interest and is an amount equal to the Transferor Amount.

Except as provided in the second following paragraph, during the revolving period, the amount of collateral for a series will remain constant unless reduced on account of:

•	defaulted receivables or dilution; or

•	reallocation of principal collections to cover shortfalls in the payment of interest or other specified amounts to be paid from finance charge collections.

See “The Servicer—Defaulted Receivables; Dilution; Investor Charge-Offs” and “Description of Series Provisions—Investor Charge-Offs” in this prospectus. The amount of principal receivables in the trust, however, will vary each day as new principal receivables are created and others are paid. The Transferor Amount will fluctuate each day to reflect the changes in the amount of the principal receivables in the trust. When a series is amortizing, the collateral amount of that series will decline as customer payments of principal receivables are collected and distributed, or accumulated for distribution, to the noteholders. As a result, the Transferor Amount will generally increase to reflect reductions in the collateral amount for that series and will also change to reflect the variations in the amount of principal receivables in the trust. The Transferor Amount may also be reduced as the result of new issuances by the issuing entity, see “—New Issuances of Notes” in this prospectus, or new issuances of investor certificates by World Financial Network Credit Card Master Trust, see “—New Issuances of Investor Certificates” in this prospectus.

The issuing entity has also issued, and may in the future issue, series of notes that are designated as variable interests in the related indenture supplements. Notes that are variable interests are sometimes referred to as variable funding notes in this prospectus. The outstanding principal amount of variable funding notes, as well as the collateral amount for such variable funding notes, may vary during the revolving period for such series, subject to a maximum principal amount and maximum collateral amount. The outstanding principal amount and collateral amount for a series of variable funding notes will increase when the holders of such notes advance additional funds to the issuing entity under the terms of such notes, and the outstanding principal amount and collateral amount for a variable funding series will decrease as principal payments are made to the holders of such notes. The allocation percentage for each such variable funding series will be reset as the collateral amount for such series changes during the revolving period. The notes offered by this prospectus will not be variable interests.

Credit Enhancement

For any series, credit enhancement may be provided with respect to one or more of the related classes. Credit enhancement may be in the form of setting the collateral amount for that series at an amount greater than the initial principal amount of the notes in that series, the subordination of one or more classes of the notes of that series, a letter of credit, the establishment of a cash collateral guaranty or account, a derivative agreement, a surety bond, an insurance policy, a spread account, a reserve account or the use of cross support features, or any combination of these. If so specified in the related indenture supplement, any form of credit enhancement may be structured so as to be drawn upon by more than one class to the extent described in that indenture supplement. Any credit enhancement that constitutes a guarantee of a series of notes registered under the Securities Act will be separately registered under the Securities Act unless exempt from registration under the Securities Act.

The credit enhancement for a series of notes may not provide protection against all risks of loss and may not guarantee repayment of the entire principal amount of the notes and interest thereon. If losses occur which exceed the amount covered by the credit enhancement or which are not covered by the credit enhancement, noteholders will bear their allocable share of uncovered losses. See “Description of Series Provisions—Credit Enhancement” in this prospectus for a description of the credit enhancement for the notes of your series.

Funding Period

If specified in the related indenture supplement for a series of notes, a series of notes may have a funding period. For a series of notes with a funding period, the total amount of transferred principal receivables available to the notes of such series may be less than the total principal amount of the notes of such series, and the initial collateral amount for the notes of such series may be less than the principal amount of the notes of such series.

During the funding period, the portion of the collateral amount not invested in principal receivables will be maintained by the trust either as cash held in a prefunding account or, if the maximum funding period for any series is longer than one month, in the form of eligible investments transferred by us to the trust of a type approved by the rating agencies for the related series. On the related closing date, this amount may be up to 100% of the principal amount of the notes, but will not to exceed 25% of the aggregate principal receivables in the trust. The collateral amount for a series with a funding period will increase as new principal receivables are transferred to the trust or as the collateral amounts of other outstanding series of notes are reduced.

During the funding period for a series of notes, the trust will pay to us funds on deposit in the prefunding account as the collateral amount for the related series increases. If the portion of the collateral amount that is not invested in principal receivables will be maintained by the trust in the form of eligible investments, rather than cash, then on the maturity date for any eligible investment the trust will either pay the proceeds of the eligible investment to us to the extent of any increase in the collateral amount or, if the collateral amount has not been increased by an amount at least equal to those proceeds, will deposit any remaining proceeds not transferred to us into the excess funding account. If the collateral amount for that series is not increased so that the initial collateral amount equals the sum of the initial principal amount of the notes of that series and the required excess collateral amount for that series by the end of the funding period, the trust will repay to noteholders of the related series any amount remaining in the prefunding account or any proceeds of eligible investments held in the excess funding account.

[Your series will not have a funding period.][The terms of the funding period for your series are described under “Description of Series Provisions—Pre-Funding Account and Funding Period” in this prospectus.]

List of Noteholders

Holders of not less than 10% of the outstanding principal balance of any series of notes may obtain access to the list of noteholders the indenture trustee maintains for the purpose of communicating with other noteholders. The indenture trustee may elect not to allow the requesting noteholders access to the list of noteholders if it agrees to mail the requested communication or proxy, on behalf and at the expense of the requesting noteholders, to all noteholders of record.

Book-Entry Registration

This section describes the form global notes will take, how global notes may be transferred and how payments will be made to holders of global notes.

Global notes may be held through DTC in the U.S. or Clearstream in Europe. Global notes may be held directly with one of these systems if the holder is a participant in the system, or indirectly through organizations which are participants.

Cede & Co., as nominee for DTC, will hold the global notes. Clearstream will hold omnibus positions on behalf of the Clearstream customers through customers’ securities accounts in Clearstream’s name on the books of its depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking institution” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC is a wholly-owned subsidiary of the Depository Trust & Clearing Corporation, referred to in this prospectus as DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation, all of which are registered clearing agencies. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other organizations. Participants also may include the underwriters of any series. Indirect access to the DTC system also is available to others, including banks, brokers, dealers and trust companies, as indirect participants, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers will occur in the ordinary way in accordance with their applicable rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers may not deliver instructions directly to Clearstream’s depositaries.

Because of time-zone differences, credits of securities in Clearstream as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer on that business day. Cash received in Clearstream as a result of sales of securities by or through a Clearstream customer to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream cash account only as of the business day following settlement in DTC.

Note owners that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, notes may do so only through participants and indirect participants. In addition, note owners will receive all distributions of principal of and interest on the notes from the indenture trustee through the participants who in turn will receive them from DTC. Under a book-entry format, note owners may experience some delay in their receipt of payments, since payments will be forwarded by the indenture trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, which thereafter will forward them to indirect participants or note owners. It is anticipated that the only “noteholder” will be Cede & Co., as nominee of DTC. Note owners will not be recognized by the indenture trustee as noteholders, as that term is used in the indenture, and note owners will only be permitted to exercise the rights of noteholders indirectly through the participants who in turn will exercise the rights of noteholders through DTC.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among participants on whose behalf it acts with respect to the notes and is required to receive and transmit distributions of principal and interest on the notes. Participants and indirect participants with which note owners have accounts with respect to the notes similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective note owners. Accordingly, although note owners will not possess notes, note owners will receive payments and will be able to transfer their interests.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a note owner to pledge notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those notes, may be limited due to the lack of a physical certificate for those notes.

DTC has advised us that it will take any action permitted to be taken by a noteholder under the indenture only at the direction of one or more participants to whose account with DTC the notes are credited. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.

Clearstream is incorporated under the laws of Luxembourg. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of notes. Transactions may be settled in Clearstream in any of 43 currencies, including United States dollars. Clearstream provides to its Clearstream customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in over 45 countries through established depository and custodial relationships. Clearstream is registered as a bank in Luxembourg, and therefore is subject to regulation by the Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of any series of notes. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream has approximately 2,500 customers located in over 110 countries, including all major European countries, Canada and the United States. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream.

Distributions with respect to notes held through Clearstream will be credited to the cash accounts of Clearstream customers in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Those distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See “Federal Income Tax Consequences” in this prospectus. Clearstream will take any other action permitted to be taken by a noteholder under the indenture on behalf of a Clearstream customer only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Although DTC and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC and Clearstream, they are under no obligation to perform or continue to perform those procedures and those procedures may be discontinued at any time.

Definitive Notes

Notes that are initially cleared through DTC will be issued in definitive, fully registered, certificated form to note owners or their nominees, rather than to DTC or its nominee, only if:

•

we advise the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to that series or class of notes, and the indenture trustee or the issuing entity is unable to locate a qualified successor;

•	we, at our option, advise the indenture trustee in writing that we elect to terminate the book-entry system through DTC with respect to that series or class of notes; or

•

after the occurrence of a servicer default, note owners representing more than 50% or other percentage specified in the indenture supplement for any series of the outstanding principal amount of the notes of that series or class advise the indenture trustee and DTC through participants in writing that the continuation of a book-entry system through DTC or a successor to DTC is no longer in the best interest of those note owners.

If any of these events occur, DTC must notify all participants of the availability through DTC of definitive notes. Upon surrender by DTC of the definitive instrument representing the notes and instructions for re-registration, the issuing entity will execute and the indenture trustee will authenticate the notes as definitive notes, and thereafter the indenture trustee will recognize the registered holders of those definitive notes as noteholders under the indenture.

Distribution of principal and interest on the notes will be made by the indenture trustee directly to holders of definitive notes in accordance with the procedures set forth in this prospectus and in the indenture. Interest payments and any principal payments on each distribution date will be made to holders in whose names the definitive notes were registered at the close of business on the related record date. Distributions will be made by check mailed to the address of the noteholders as it appears on the register maintained by the indenture trustee. However, the final payment on any note—whether definitive notes or the notes registered in the name of Cede & Co. representing the notes—will be made only upon presentation and surrender of that note at the office or agency specified in the notice of final distribution to noteholders. The indenture trustee will provide this notice to registered noteholders not later than the fifth day of the month of the final distributions.

Definitive notes will be transferable and exchangeable at the offices of the transfer agent and registrar, which will initially be the indenture trustee. No service charge will be imposed for any registration of transfer or exchange, but the issuing entity and transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange. The transfer agent and registrar will not be required to register the transfer or exchange of definitive notes for a period of twenty days preceding the due date for any payment on those definitive notes.

Interest Payments

The interest rate on any class of notes may be a fixed or floating rate, and will be specified in the related indenture supplement. Interest payments or deposits on any distribution date will be funded from:

•	collections of finance charge receivables allocated to the series during the preceding monthly period or periods;

•	investment earnings, if any, on any funds held in trust accounts, to the extent described in the related indenture supplement;

•	any credit enhancement or derivative instrument, to the extent available for any series, as specified in the related indenture supplement; and

•	reallocation of principal collections, if any.

If interest payments will be made less frequently than monthly, an interest funding account may be established to accumulate the required interest amount. If a series has more than one class of notes, that series may have more than one interest funding account. For any series, all accrued and unpaid interest will be due and payable on the final maturity date of such series.

See “Description of Series Provisions—Interest Payments” for more information regarding the interest payments for your series.

Principal Payments

Each series will begin with a revolving period during which no principal payments will be made to the noteholders of that series. However, if specified in the related indenture supplement, principal may be payable during the revolving period in connection with a partial amortization. A partial amortization would occur if the transferor is required to add receivables and is unable to designate sufficient Eligible Accounts and the transferor elected to avoid an early amortization event by commencing a partial amortization.

The revolving period for each series will be scheduled to end on or no later than a specified date, at which time a new period will begin during which principal collections available to that series will be set aside on a daily basis to repay the series. That new period is called an amortization period if partial principal payments are made each month and an accumulation period if the available principal is accumulated for a series over one or more months to pay off a class in full. If the amount paid or accumulated each month is limited to some specified figure, then the period is called a controlled amortization period or controlled accumulation period.

However, each series will also be subject to early amortization events, which could cause the revolving period to end earlier than scheduled or could terminate an existing amortization period or accumulation period. See “Description of Series Provisions—Early Amortization Events” in this prospectus for a description of the early amortization events applicable to your series. Upon an early amortization event, an early amortization period will begin, during which available principal will be distributed monthly and will not be subject to any controlled amount or accumulation provision. Finally, a series with an accumulation period may specify some adverse events as accumulation events, rather than early amortization events, resulting in an early start to an accumulation period or removing any limitation based on a controlled accumulation amount.

Principal payments for any series or class will be funded from collections of principal receivables allocated to that series or class and from other sources specified in the related indenture supplement. In the case of a series with more than one class of notes, the noteholders of one or more classes may receive payments of principal at different times.

See “Description of Series Provisions—Principal Payments” for more information regarding the principal payments of your series.

Early Amortization Events

The revolving period for each series of notes will continue through the date specified in the related indenture supplement unless an early amortization event occurs prior to that date. An early amortization event occurs with respect to all series issued by the issuing entity upon the occurrence of any of the following events:

(a)	bankruptcy, insolvency, liquidation, conservatorship, receivership or similar events relating to us or the bank;

(b)	we are unable for any reason to transfer receivables to the trust; and

(c)	World Financial Network Credit Card Master Trust or the issuing entity becomes subject to regulation as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

In addition, an early amortization event may occur with respect to any series upon the occurrence of any other event specified in the related indenture supplement for that series. See “Description of Series Provisions—Early Amortization Events” in this prospectus for a description of the early amortization events for your series.

On the date on which an early amortization event is deemed to have occurred, the early amortization period or, if so specified in the related indenture supplement, the controlled accumulation period will commence. If, because of the occurrence of an early amortization event, the early amortization period begins earlier than the scheduled commencement of an amortization period or prior to an expected principal payment date, noteholders will begin receiving distributions of principal earlier than they otherwise would have, which may shorten the average life of the notes.

In addition to the consequences of an early amortization event discussed above, if insolvency or similar proceedings under the Bankruptcy Code or similar laws occur with respect to us or the holder of the transferor interest, on the day of that event we will immediately cease to transfer principal receivables to the trust and promptly give notice to the trustee for World Financial Network Credit Card Master Trust, the indenture trustee[, calculation agent,] and the owner trustee of this event. Any principal receivables or participation interests transferred to the trust prior to the event, as well as collections on those principal receivables, participation interests and finance charge receivables accrued at any time with respect to those principal receivables, will continue to be part of the trust assets. Unless World Financial Network Credit Card Master Trust has terminated and the issuing entity holds the receivables directly, upon the occurrence of an event of this type, the trustee for World Financial Network Credit Card Master Trust will sell the receivables held by World Financial Network Credit Card Master Trust in a commercially reasonable manner and on commercially reasonable terms. The proceeds of that sale or liquidation will be applied to payments on the outstanding series of securities as specified above in “The Servicer—Collections—Commingling” and “Description of Series Provisions—Events of Default.”

If the only early amortization event to occur is our insolvency, the court may have the power to require the continued transfer of principal receivables to the trust. In addition, if a conservator or receiver were appointed for the bank, the conservator or the receiver may have the power, regardless of the terms of the agreement that governs the transfer of receivables to us, to prevent the early payment of principal or to require new principal receivables to continue being transferred. See “Risk Factors—Legal, regulatory and insolvency risks—Appointment of a conservator or receiver for Comenity Bank could delay or reduce payment of your notes” and “The Issuing Entity—Conservatorship and Receivership; Bankruptcy” in this prospectus.

Events of Default; Rights upon Event of Default

An event of default will occur under the indenture for any series of notes upon the occurrence of any of the following events:

(1)	the issuing entity fails to pay principal when it becomes due and payable on the final maturity date for that series of notes;

(2)	the issuing entity fails to pay interest when it becomes due and payable and the default continues for a period of 35 days;

(3)	bankruptcy, insolvency, conservatorship, receivership, liquidation or similar events relating to the issuing entity; or

(4)	the issuing entity fails to observe or perform covenants or agreements made in the indenture in respect of the notes of that series, and:

(a)

the failure continues, or is not cured, for 60 days after notice to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by noteholders representing 25% or more of the then-outstanding principal amount of that series of notes; and

(b)	as a result, the interests of the noteholders are materially and adversely affected, and continue to be materially and adversely affected during the 60-day period.

An event of default will not occur if the issuing entity fails to pay the full principal amount of a note on its expected principal payment date.

In addition to the events of default described above, an event of default may occur with respect to any series upon the occurrence of any other event specified in the related indenture supplement for that series. See “Description of Series Provisions—Events of Default” in this prospectus for a description of any additional events of default for your series. An event of default with respect to one series of notes will not necessarily be an event of default with respect to any other series of notes.

If an event of default referred to in clause (1), (2) or (4) above occurs and is continuing with respect to any series of notes, the indenture trustee or noteholders holding a majority of the then-outstanding principal balance of the notes of the affected series may declare the principal of the notes of that series to be immediately due and payable. If an event of default referred to in clause (3) above occurs and is continuing, the unpaid principal and interest due on the notes automatically will be deemed to be declared due and payable. Before a judgment or decree for payment of the money due has been obtained by the indenture trustee, noteholders holding a majority of the then-outstanding principal balance of the notes of that series may rescind the declaration of acceleration of maturity if:

(1)

the issuing entity has paid or deposited with the indenture trustee all principal and interest due on the notes and all other amounts that would then be due if the event of default giving rise to the acceleration had not occurred, including all amounts then payable to the indenture trustee; and

(2)	all events of default have been cured or waived.

If an event of default occurs, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture if requested or directed by any of the holders of the notes of the affected series if:

(1)	the indenture trustee is advised by counsel that the action it is directed to take is in conflict with applicable law or the indenture;

(2)

the indenture trustee determines in good faith that the requested actions would be illegal or involve the indenture trustee in personal liability or be unjustly prejudicial to noteholders not making the request or direction; or

(3)	the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with that request.

Subject to those provisions for indemnification and those limitations contained in the indenture, noteholders holding more than 50% of the then-outstanding principal balance of the notes of the affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee if an event of default has occurred and is continuing. Prior to the acceleration of the maturity of the notes of the affected series, the noteholders holding more than 50% of the then-outstanding principal balance of each class of the notes of the affected series may also waive any default with respect to the notes, except a default in the payment of principal or interest or a default relating to a covenant or provision of the indenture that cannot be modified without the waiver or consent of each affected noteholder.

After acceleration of a series of notes, principal collections and finance charge collections allocated to those notes will be applied to make monthly principal and interest payments on the notes until the earlier of the date the notes are paid in full or the final maturity date of the notes. Funds in the collection account, the excess funding account and the other trust accounts for an accelerated series of notes will be applied immediately to pay principal of and interest on those notes.

Upon acceleration of the maturity of a series of notes following an event of default, the indenture trustee will have a lien on the collateral for those notes for its unpaid fees and expenses that ranks senior to the lien of those notes on the collateral.

In general, the indenture trustee will have the right to enforce the rights and remedies of the holders of accelerated notes. However, noteholders will have the right to institute any proceeding with respect to the indenture if the following conditions are met:

•	the noteholder or noteholders have previously given the indenture trustee written notice of a continuing event of default;

•	the noteholders of at least 25% of the then-outstanding principal balance of each affected series make a written request of the indenture trustee to institute a proceeding as indenture trustee;

•	the noteholders offer indemnification to the indenture trustee against the costs, expenses and liabilities of instituting a proceeding that is satisfactory to the indenture trustee;

•	the indenture trustee has not instituted a proceeding within 60 days after receipt of the request and offer of indemnification; and

•

during the 60-day period following receipt of the request and offer of indemnification, the indenture trustee has not received from noteholders holding more than 50% of the then-outstanding principal balance of the notes of that series a direction inconsistent with the request.

If the indenture trustee receives conflicting or inconsistent requests and indemnity from two or more groups of any affected series, each representing no more than 50% of the then- outstanding principal balance of that series, the indenture trustee in its sole discretion may determine what action, if any, will be taken.

Each holder of a note will have an absolute and unconditional right to receive payment of the principal of and interest in respect of that note as principal and interest become due and payable, and to institute suit for the enforcement of any payment of principal and interest then due and payable and those rights may not be impaired without the consent of that noteholder.

If any series of notes has been accelerated following an event of default, and the indenture trustee has not received any valid directions from those noteholders, the indenture trustee may, but is not required to, elect to continue to hold the portion of the trust assets that secures those notes and apply distributions on the trust assets to make payments on those notes to the extent funds are available.

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if any series of notes has been accelerated following an event of default, the indenture trustee may:

•	institute proceedings in its own name and as trustee for the collection of all amounts then payable on the notes of the affected series; or

•	take any other appropriate action to protect and enforce the rights and remedies of the indenture trustee and the noteholders of the affected series.

Subject to the conditions described in the following sentence, the indenture trustee also may cause the trust to sell principal receivables in an amount equal to the collateral amount for the series of accelerated notes and the related finance charge receivables. Before exercising this remedy, the indenture trustee must receive an opinion of counsel to the effect that exercise of this remedy complies with applicable federal and state securities laws and one of the following conditions must be satisfied:

•	receipt by the indenture trustee of the consent of all noteholders of the affected series;

•

determination by the indenture trustee that any proceeds from exercising the remedy will be sufficient to discharge in full all principal and interest due on the accelerated notes, and the indenture trustee obtains the consent of noteholders holding more than 50% of the then-outstanding principal balance of the affected series; or

•

determination by the indenture trustee that the assets may not continue to provide sufficient funds for the payment of principal of and interest on those notes as they would have become due if the notes had not been accelerated, and the indenture trustee obtains the consent of noteholders holding at least 66 2/3% of the then-outstanding principal balance of each class of the notes of the affected series.

The remedies described above are the exclusive remedies provided to noteholders and each noteholder by accepting its interest in the notes of any series or the indenture trustee expressly waives any other remedy that might have been available under the Uniform Commercial Code.

The indenture trustee and the noteholders will covenant that they will not at any time institute against the issuing entity or World Financial Network Credit Card Master Trust any reorganization or other proceeding under any federal or state law.

Shared Excess Finance Charge Collections

If a series is identified in the indenture supplement for that series as included in a group, collections of finance charge receivables allocated to that series in excess of the amount needed to make deposits or payments for the benefit of that series may be shared with other series of securities that have been designated for inclusion in the same group. The servicer will allocate the aggregate of the excess finance charge collections for all series in the same group to cover any payments required to be made out of finance charge collections for any series in that group that have not been covered out of the finance charge collections allocable to those series. If the finance charge shortfalls exceed the excess finance charge collections for any group for any calendar month, excess finance charge collections will be allocated pro rata among the applicable series based on the relative amounts of finance charge shortfalls.

Shared Principal Collections

Each series of notes will share excess principal collections with each other series of securities unless the related indenture supplement excludes that series from this sharing arrangement. If a principal sharing series—including any series of investor certificates designated as a principal sharing series—is allocated principal in excess of the amount needed for deposits or distributions of principal collections, that excess will be shared with other principal sharing series. The servicer will allocate the aggregate of the shared principal collections for all principal sharing series to cover any scheduled or permitted principal distributions to securityholders and deposits to principal accumulation accounts, if any, for any series that have not been covered out of the collections of principal receivables allocable to those series. Shared principal collections will not be used to cover investor charge-offs for any series of securities.

If the principal shortfalls exceed the amount of shared principal collections for any calendar month, shared principal collections for all series will be allocated pro rata among the applicable series based on the relative amounts of principal shortfalls. If shared principal collections exceed principal shortfalls, the balance will be paid to us or our assigns or deposited in the excess funding account under the circumstances described under “The Issuing Entity—Capitalization of Issuing Entity; Minimum Transferor Amount” in this prospectus.

Fees and Expenses

The servicer agreed in the transfer and servicing agreement and pooling and servicing agreement to be responsible for the payment (without reimbursement) of all expenses incurred in connection with the trust and the servicing activities under the transfer and servicing agreement and pooling and servicing agreement, including fees and disbursements of the trustee, indenture trustee, administrator, any paying agent and any transfer agent and registrar.

In addition, the servicer is required to pay the expenses of the issuing entity as described in “The Servicer—Servicing Compensation and Expenses.”

The fees of the assets representations reviewer will be paid by the bank, as sponsor, as described under “Asset Representations Review—Fees and Expenses for Asset Review.”

Defeasance

If so specified in the indenture supplement relating to a series, the issuing entity may, at our direction, terminate its substantive obligations in respect of that series or the trust by depositing with the indenture trustee, from amounts representing, or acquired with, collections of receivables, money or eligible investments sufficient to make all remaining scheduled interest and principal payments on that series on the dates scheduled for those payments and to pay all amounts owing to any credit enhancement provider with respect to that series or all outstanding series, as the case may be, if that action would not result in an early amortization event for any series. Prior to its first exercise of its right to substitute money or eligible investments for receivables, the issuing entity will deliver to the indenture trustee an opinion of counsel to the effect that:

•

for United States federal income tax purposes, the deposit and termination of obligations will not cause the trust, or any portion of the trust, to be deemed to be an association or publicly traded partnership taxable as a corporation; and

•	the deposit and termination of obligations will not result in the trust being required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Final Payment of Principal

If so specified in the indenture supplement relating to a series, the servicer will have the option to purchase the notes at any time after the remaining outstanding principal amount of that series is 5% or less of the initial principal amount of that series. The purchase price will equal:

•	the outstanding principal amount of that series of notes, plus

•

any accrued and unpaid interest through the day preceding the distribution date on which the repurchase occurs or, if the repurchase occurs on any other date, through the day preceding the distribution date immediately following the repurchase date.

The final maturity date for each series of notes will be specified in the related indenture supplement and will generally be a date falling substantially later than the expected principal payment date. The final maturity date for the Series 20[_]-[_] notes is set forth under “Summary of Terms—Offered Notes” in this prospectus. For any series, principal will be due and payable on the final maturity date. Additionally, the failure to pay principal in full not later than the final maturity date will be an event of default, and the indenture trustee or holders of a specified percentage of the notes of that series will have the rights described under “Description of the Notes—Events of Default; Rights upon Event of Default” in this prospectus.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the notes upon the delivery to the indenture trustee for cancellation of all the notes or, with specific limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of all the notes.

Description of Series Provisions

We have summarized the material terms of the Series 20[_]-[_] notes below and under “Description of the Notes” in this prospectus.

General

The [Class A notes, the Class M notes, the Class B notes, the Class C notes and the Class D notes comprise the] Series 20[_]-[_] notes [will be issued in a single class] and will be issued under the indenture, as supplemented by the Series 20[_]-[_] indenture supplement, in each case between the issuing entity and the indenture trustee.

The Series 20[_]-[_] notes will be issued in minimum denominations of $[100,000][1,000] and in integral multiples of $[1,000][1] in excess thereof and the Class A notes[, Class M notes, Class B notes, Class C notes and Class D notes] will be available in book-entry form, registered in the name of Cede & Co., as nominee of DTC. See “Description of the Notes—General” and “—Book-Entry Registration” in this prospectus. See “Description of the Notes” in this prospectus. Payments of interest and principal will be made on each distribution date on which those amounts are due to the noteholders in whose names the Series 20[_]-[_] notes were registered on the related record date, which will be the last day of the monthly period preceding that distribution date.

Due to certain factors such as market conditions or demand for the Series 20[_]-[_] notes, the issuing entity may offer and sell Series 20[_]-[_] notes having an initial principal amount that is either greater or less than the aggregate amount set forth in this prospectus. In that event, the initial principal amount of each class of Series 20[_]-[_] notes [, the cash collateral account amount] [and the spread account amount] will be proportionately increased or decreased. In the event of an increase, the voting rights of your notes may be diluted. A dilution of your voting rights decreases your ability to influence certain actions under the indenture and the other transaction documents to the extent such actions are subject to a vote. In the event of a decrease, the market for your notes may be less liquid than would otherwise be the case. In such case, you may not be able to find an investor to purchase your notes. See “Risk Factors—General risks—It may not be possible to find an investor to purchase your notes” in this prospectus.

The depositor (or an affiliate thereof) will retain any class of notes (or portion thereof) offered by this prospectus but not sold. Any such retained notes will be subject to certain transfer restrictions set forth in the indenture supplement, including the requirement that a tax opinion be delivered in connection with any transfer of such notes to a party unaffiliated with the bank or the depositor.

[State whether an application will be submitted to list the applicable series or class of notes on any exchange.]

Collateral Amount

The Series 20[_]-[_] notes are secured by collateral consisting of an interest in the receivables. At any time, the amount of the collateral for the Series 20[_]-[_] notes, which we call the collateral amount, is calculated as follows:

•	the [sum of the] initial principal amount of the Series 20[_]-[_] notes, [, and the initial excess collateral amount, which will be equal to $[ ]] minus

•

all previous principal payments made on your series [(other than principal payments made from funds on deposit in a spread account maintained for the benefit of the Class C notes)], the principal amount of any Series 20[_]-[_] notes that are retired and cancelled and the balance held in the principal accumulation account for such payments, minus

•

all unreimbursed reductions to the collateral amount as a result of defaulted receivables or uncovered dilution allocated to your series or reallocations of principal collections to cover interest or the servicing fee for your series[.] [; minus]

•	[reductions in the excess collateral amount that result from reductions in the required excess collateral amount as described under “—Credit Enhancement—Excess Collateral Amount” below.]

The collateral amount cannot be less than zero.

[Pairing of Series 20[_]-[_] with Series 20[_]-[_]]

[Series 20[_]-[_] is a paired series with respect to Series 20[_]-[_]. The controlled accumulation period for the Series 20[_]-[_] notes is expected to commence on [_] [_], 20[_] . It is expected that the collateral amount for your series will increase during each monthly period on or after [_] [_], 20[_] as funds are set aside to pay the Series 20[_]-[_] notes. We expect that funds in an amount sufficient to pay the principal amount of the Series 20[_]-[_] notes in full will have been set aside by [_] [_], 20[_] and that the collateral amount for your series will have been increased to an amount equal to the outstanding principal amount of your series by that date. However, we cannot assure you that principal collections allocated to Series 20[_]-[_]during the controlled accumulation period for Series 20[_]-[_] will be sufficient to pay the Series 20[_]-[_] notes in full as scheduled. See “—Pre-Funding Account and Funding Period” and “Risk Factors—Risks relating to the structure of the securitization transaction—Pairing of your series with Series 20[_]-[_] may cause commencement of an early amortization period if funds sufficient to pay the Series 20[_]-[_] notes in full have not been accumulated on or prior to [_] [_], 20[_]” in this prospectus.

Prior to the monthly period following the monthly period in which sufficient funds have been accumulated to pay the Series 20[_]-[_] notes in full, your series will only be entitled to receive an allocation of principal collections based on the initial collateral amount for your series, which will be an amount that is $[_] less than the outstanding principal amount of your series on the closing date. In addition, since the allocation of finance charges to your series is based in part upon your collateral amount, your series will not receive an allocation of finance charge collections during the funding period fully commensurate with the outstanding principal amount of the Series 20[_]-[_] notes. Earnings from investment of funds on deposit in the pre-funding account will be applied like finance charge collections to cover interest on the notes, and a portion of the funds on deposit in the funding period reserve account will be applied to supplement those investment earnings on each distribution date during the funding period. The calculation of the amount of funds that will be withdrawn from the funding period reserve account and so applied on each distribution date during the funding period is described under “—Credit Enhancement—Funding Period Reserve Account—Funding Period Draw Amount.”]

[Pre-Funding Account and Funding Period]

[Your series will have a pre-funding account and a funding period. On the closing date, we will deposit a portion of the cash proceeds from the sale of your series in an amount equal to $[_____] in the pre-funding account. The amount initially on deposit in the pre-funding account, plus the initial collateral amount of your series, will equal the aggregate initial principal amount of your series. The initial amount deposited in the pre-funding account will equal approximately [_]% of the aggregate principal receivables in the trust as of [_] [_], 20[_] .

The “funding period” for your series will be the period from the closing date to the earliest of:

•	the date the collateral amount for your series equals the principal amount of your series;

•	the commencement of an early amortization period; and

•	[_] [_], 20[_].

During the period beginning on the later of [_] [_], 20[_] and the first day of the controlled accumulation period for Series 20[_]-[_] and ending on the last day of the funding period, we will be required to request funds to be released from the pre-funding account in an aggregate amount for each monthly period equal to the amount of funds accumulated to pay the principal amount of the Series 20[_]-[_] notes during such monthly period. If the controlled accumulation period for Series 20[_]-[_] commences prior to [_] [_], 20[_] , during the [_] 20[_] monthly period, we will be required to request funds to be released from the pre-funding account in an amount equal to the amount of funds set aside to pay the principal amount of the Series 20[_]-[_] notes prior to [_] [_], 20[_] and during the [_] 20[_] monthly period. However, we will only be required to request funds to be released from the pre-funding account as described in the preceding two sentences to the extent that doing so would not cause the Transferor Amount to be less than the Minimum Transferor Amount. Subject to the limitations described in this paragraph, we may request funds to be released from the pre-funding account on any business day provided that the amount of funds requested to be released on any day, together with all funds previously released from the pre-funding account during the same monthly period, may not exceed the amount of funds set aside to pay the principal amount of the Series 20[_]-[_] notes during such monthly period, or in the case of the [_] 20[_] monthly period, the amount of funds set aside during such monthly period and any preceding monthly period.

Except as described below, amounts released from the pre-funding account during the funding period will be applied:

•	[first, to make a deposit, if needed, to the cash collateral account up to the required cash collateral amount;]

•	[first] [second], to make a deposit, if needed, to the funding period reserve account up to the required funding period reserve amount; and

•	[second] [third], any remaining amount will be released to us.

The collateral amount for your series will be increased by an aggregate amount equal to the amount of the funds so released. It is expected that the collateral amount for your series will increase to an amount equal to the initial principal amount of your series by [_] [_], 20[_], as described above under “—Pairing of Series 20[_]-[_] with Series 20[_]-[_]”. The funding period for your series will end no later than [_] [_], 20[_] regardless of whether funds in an amount sufficient to pay the principal amount of the Series 20[_]-[_] notes in full have been set aside.

If the collateral amount for your series is not increased so that it equals the principal amount of the notes by the end of the funding period, any amount remaining in the pre-funding account will be repaid to the holders of the Class A, Class M, Class B[,] [and] [Class C] [and Class D] notes, pro rata, based on the initial principal amount of each class. If an early amortization period begins for Series 20[_]-[_] during the funding period, any amount remaining in the pre-funding account would be repaid to the holders of Class A, Class M, Class B[,] [and] [Class C] [and Class D] notes, pro rata, based on the initial principal amount of each class. In either of these cases, the principal amount of the notes would be reduced by a corresponding amount to an amount equal to the collateral amount for your series.

Funds on deposit in the pre-funding account will be invested in Eligible Investments. On each distribution date with respect to the funding period, all investment income (net of investment losses and expenses) earned on amounts in the pre-funding account during the preceding monthly period will be applied as if such amounts were finance charge collections allocated to your series.]

Allocation Percentages

The servicer will allocate among your series, other series of notes issued and outstanding, outstanding series of investor certificates issued by World Financial Network Credit Card Master Trust and our unpledged interest in the trust the following items: collections of finance charge receivables and principal receivables; defaulted receivables; and any dilution amounts that are not offset by our interest in the trust or reimbursed by us. On any day, the allocation percentage for your series will be the percentage equivalent — which may not exceed 100% — of a fraction:

•	the numerator of which is:

•

for purposes of allocating finance charge collections and defaulted receivables at all times and principal collections during the revolving period, equal to the collateral amount as measured at the end of the prior calendar month (or, in the case of the month during which the closing date occurs, on the closing date) after taking into account any reductions to be made to the collateral amount on account of principal payments on the distribution date for the current monthly period, the retirement and cancellation of any Series 20[_]-[_] notes or any deposits to be made to the principal accumulation account; and

•

for purposes of allocating principal collections during the controlled accumulation period and the early amortization period, equal to (x) the collateral amount at the end of the revolving period, less, (y) if sufficient funds have been deposited to a trust account to pay the outstanding principal amount of the Series 20[_]-[_] notes (excluding the principal amount of any Series 20[_]-[_] notes deducted pursuant to clause (z)) in full on the distribution date falling in the monthly period for which the allocation percentage is being calculated, the aggregate amount of principal payments to be made on such final distribution date, less (z) the principal amount of any Series 20[_]-[_] notes held by us to be retired and cancelled in consideration for an increase in the transferor interest on the distribution date falling in the monthly period for which the Allocation Percentage is being calculated if after giving effect to such retirement and cancellation, there would be no Series 20[_]-[_] notes outstanding; and

•	the denominator of which is the greater of:

•	the total amount of principal receivables in the trust measured as of a specified date; and

•	the sum of the numerators used to calculate the applicable allocation percentages for all series of notes or investor certificates outstanding as of the date of determination.

As discussed in “Maturity Considerations—Reduced Principal Allocations” in this prospectus, we may, by written notice delivered to the indenture trustee and the servicer, designate a reduced numerator for allocating principal collections to your series.

The denominator referred to above will initially be set as of the closing date. The denominator will be reset for purposes of allocating principal collections, finance charge collections and defaulted receivables at all times as follows:

•	at the end of each calendar month;

•	on each date on which supplemental accounts are added to the trust;

•	on each date on which accounts are removed from the trust in an aggregate amount approximately equal to the collateral amount of any series that has been paid in full;

•	on each date on which there is an increase in the outstanding balance of any variable interest issued by the trust; and

•	on each date on which a new series of notes, or a class of notes relating to a multiple issuance series, is issued.

Interest Payments

[The Class A notes][Each of the Class A, Class M, [and] [Class B][,] [and] [Class C] [and Class D] notes] will accrue interest based on the outstanding principal amount of such class as of the last day of the monthly period preceding the related distribution date (or in the case of the initial distribution date, as of the closing date) at a rate equal to the [fixed][floating] per annum rate specified below:

Class A notes	[_]% [per year above [SOFR Rate][Alternative Benchmark] for the related interest period.]

[Class M notes]	[_]% [per year above [SOFR Rate][Alternative Benchmark] for the related interest period.]

[Class B notes]	[_]% [per year above [SOFR Rate][Alternative Benchmark] for the related interest period.]

[Class C notes]	[_]% [per year above [SOFR Rate][Alternative Benchmark] for the related interest period.]

[Class D notes]	[_]% [per year above [SOFR Rate][Alternative Benchmark] for the related interest period.]

Interest on the Series 20[_]-[_] notes will be calculated based on a 360-day year [for fixed rate notes: of twelve 30-day months (or, in the case of the first interest period, a [_] day period and a 360-day year (assuming a closing date of [___], [_]))][for floating rate notes: and the actual number of days in the related interest period]. Interest will be payable on each distribution date, beginning on [____], 20[_], in each case for the interest period from and including the prior distribution date (or, with respect to the initial distribution date, from and including the closing date), to but excluding the following distribution date.

[Insert provisions for determining Benchmark. If the benchmark is the SOFR Rate, the following provisions are included for illustrative purposes. If an Alternative Benchmark is used, the applicable prospectus will disclose the terms of the specific index that will be used to determine interest payments.]

[The “SOFR Rate” will be obtained by [the calculation agent] and provided in writing to the administrator for each interest period on [the second U.S. Government Securities Business Day before the first day of such interest period] (“SOFR Adjustment Date”) as of 3:00 p.m. (New York time) on [such U.S. Government Securities Business Day][on the related date of determination], at which time [Compounded SOFR][Term SOFR][[30]-day average SOFR] is published [on the FRBNY’s Website][by the Term SOFR Administrator] (the “SOFR Determination Time”) (or, if the Benchmark is not SOFR, the time determined by the administrator after giving effect to the Benchmark Replacement Conforming Changes) (the “Reference Time”) and, except as provided below following a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, shall mean, with respect to the Class [_] notes as of any SOFR Adjustment Date, a rate equal to [Compounded SOFR][Term SOFR][[30]-day average SOFR]; provided, that, the administrator will have the right, in its sole discretion, to make applicable SOFR Adjustment Conforming Changes. The SOFR Rate obtained by the calculation agent, in the absence of manifest error, will be conclusive and binding on the noteholders. For the purposes of computing interest on the floating rate notes prior to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the following terms will have the following respective meanings:

“Benchmark” means, initially, the SOFR Rate; provided that if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date;

(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of: (a) the alternate rate of interest that has been selected by the administrator as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1) the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the interest period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the administrator determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

[“Compounded SOFR” with respect to any U.S. Government Securities Business Day, shall mean:

(1) the applicable compounded average of SOFR for a tenor of [30] days as published on such U.S. Government Securities Business Day at the SOFR Determination Time; or

(2) if the rate specified in (1) above does not so appear, the applicable compounded average of SOFR for a tenor of [30] days as published in respect of the first preceding U.S. Government Securities Business Day for which such rate appeared on the FRBNY’s Website.

The specific Compounded SOFR rate is referred to by its tenor. For example, “[30]-day Average SOFR” refers to the compounded average SOFR over a rolling [30]-calendar day period as published on the FRBNY’s Website.]

“FRBNY’s Website” shall mean the website of the FRBNY, currently at https://apps.newyorkfed.org/markets/autorates/sofr-avg-ind or at such other page as may replace such page on the FRBNY’s website.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.

“SOFR Adjustment Conforming Changes” means, with respect to any SOFR Rate, any technical, administrative or operational changes (including changes to the interest period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides, from time to time, may be appropriate to adjust such SOFR Rate in a manner substantially consistent with or conforming to market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice exists, in such other manner as the administrator determines is reasonably necessary).

[“Term SOFR” means the Term SOFR Reference Rate for a tenor comparable to the applicable interest period at the SOFR Determination Time, as such rate is published by the Term SOFR Administrator; provided, however, that if as of the SOFR Determination Time on such date, the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Transition Event with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the

Term SOFR Administrator, so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to the date of such SOFR Determination Time.]

[“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the administrator).]

[“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.]

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association [(or any successor thereto)] recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

All percentages resulting from any calculation [of interest] on the Class [_] notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or 0.098765445) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation [of interest] on the Class [_] notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

Effect of Benchmark Transition Event

Notwithstanding the foregoing, if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination of the then-current Benchmark, the Benchmark Replacement determined by the administrator determines will replace the then-current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all such determinations on all subsequent dates.

The administrator shall deliver written notice to each nationally recognized statistical rating organization hired to rate the Class [_] notes, the indenture trustee and the calculation agent on any SOFR Adjustment Date if, as of the applicable Reference Time, the administrator determines has determined with respect to the related interest period that there will be a change in the SOFR Rate or the terms related thereto since the immediately preceding SOFR Adjustment Date due to a determination by the administrator determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred.

The administrator will have the right to make SOFR Adjustment Conforming Changes and, in connection with the implementation of a Benchmark Replacement, Benchmark Replacement Conforming Changes, from time to time.

Any determination, decision or election that may be made by the administrator or any other person in connection with a Benchmark Transition Event, a Benchmark Replacement Conforming

Change, a SOFR Adjustment Conforming Change or a Benchmark Replacement as described above, including any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues), a tenor, rate, an adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the sole discretion of the administrator, and, notwithstanding anything to the contrary in the transaction documents, will become effective without the consent of, or advance notice to, any other person (including any noteholder). No noteholder will have any right to approve or disapprove of these changes and will be deemed by their acceptance of a note to have agreed to waive and release any and all claims relating to any such determinations. The terms document for the Class [_] notes provides that none of the sponsor, the transferor, the issuing entity, the indenture trustee, the calculation agent, the note registrar or the owner trustee will have any liability for any action or inaction taken or refrained from being taken by it with respect to any SOFR Adjustment Conforming Changes, Benchmark, Benchmark Transition Event, Benchmark Replacement Date, Benchmark Replacement, Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment, Benchmark Replacement Conforming Changes or any other matters related to or arising in connection with the foregoing. Each noteholder and beneficial owner of notes, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the sponsor, the transferor, the issuing entity, the indenture trustee, the calculation agent, the note registrar and the owner trustee relating to any such determinations.

For the avoidance of doubt: (a) in no event will (i) the indenture trustee and the calculation agent be responsible for determining the SOFR Rate or any substitute for SOFR if such rate does not appear on the FRBNY’s Website or on a comparable system as is customarily used to quote SOFR or such substitute for SOFR, (ii) the indenture trustee and the owner trustee be responsible for determining the SOFR Rate or any substitute for SOFR or (iii) the indenture trustee, the calculation agent and the owner trustee be responsible for making any decision or election in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event and (b) in connection with any of the matters referenced in clause (a) of this sentence, the indenture trustee, the calculation agent and the owner trustee will be entitled to conclusively rely on any determinations made by the administrator (on behalf of the issuing entity), as applicable, in regards to such matters and will have no liability for such actions taken at the direction of the administrator (on behalf of the issuing entity).

None of the indenture trustee, the calculation agent, the note registrar or the owner trustee will be under any obligation (i) to monitor, determine or verify the unavailability or cessation of the SOFR Rate (or other applicable Benchmark), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or related Benchmark Replacement Date, (ii) to select, determine or designate any Benchmark Replacement, or other successor or replacement Benchmark index, or to determine whether any conditions to the designation of such a rate or index have been satisfied, (iii) to select, determine or designate any Benchmark Replacement Adjustment or Unadjusted Benchmark Replacement, or other modifier to any replacement or successor index, or (iv) to determine whether or what SOFR Adjustment Conforming Changes or Benchmark Replacement Conforming Changes are necessary or advisable, if any, in connection with any of the foregoing, including, but not limited to, as to any spread adjustment thereon, the business day convention, interest determination dates or any other relevant methodology applicable to such substitute or successor Benchmark. In connection with the foregoing, the indenture trustee, the calculation agent, the note registrar and the owner trustee will be entitled to conclusively rely on any determinations made by the administrator (on behalf of the issuing entity) without independent investigation, and none will have any liability for actions taken at the direction of the administrator (on behalf of the issuing entity) in connection therewith.

None of the indenture trustee, the calculation agent, the note registrar or the owner trustee will be liable for any inability, failure or delay on its part to perform any of its duties set forth in the transaction documents as a result of the unavailability of SOFR or other applicable Benchmark and the absence of a designated Benchmark Replacement, including as a result of any failure, inability, delay, error or inaccuracy on the part of any other transaction party in providing any direction, instruction, notice or information required or contemplated by the terms of the transaction documents and reasonably required for the performance of such duties. None of the indenture trustee, the calculation agent, the note registrar or the owner trustee will be responsible or liable for the actions or omissions of the administrator, or for any failure or delay in the performance by the administrator, nor shall the indenture trustee, the calculation agent, the note registrar or the owner trustee be under any obligation to oversee or monitor the performance of the administrator.

The issuing entity’s failure, for a period of 35 days, to pay interest upon the Class [_] notes when such interest becomes due and payable will result in an event of default. See “The Indenture—Events of Default” in this prospectus.]

If the issuing entity does not pay interest as calculated above to any class when due on a distribution date, the amount not paid will be due on the next distribution date, together with interest on the overdue amount of regular monthly interest at 2% plus the interest rate payable on the notes for the applicable class.

[The Class [_] notes will not bear interest.]]

[Interest Rate Swaps]

[To hedge the issuing entity’s interest payment obligations, the issuing entity will enter into an interest rate swap for each of the floating rate Class A, floating rate Class M, floating rate Class B, floating rate Class C and floating rate Class D notes, each covering the period from the closing date through the final maturity date.

The notional amount of the Class A interest rate swap, the notional amount of the Class M interest rate swap, the notional amount of the Class B interest rate swap, the notional amount of the Class C interest rate swap and the notional amount of the Class D interest rate swap for each interest period will be equal to the outstanding principal balance of each of the floating rate Class A, floating rate Class M, floating rate Class B, floating rate Class C and floating rate Class D notes, respectively, in each case as of the end of the first day of the related interest period. Under each swap, if Benchmark exceeds a specified fixed rate, the issuing entity will receive payments from the swap counterparty equal to:

Rate differential	x	Class A, M, B, C or D principal balance, as applicable	x	days in interest period 360

where the rate differential equals Benchmark minus the specified fixed rate. Alternatively, if Benchmark is less than the applicable specified fixed rate, the issuing entity will be required to make a payment to the swap counterparty equal to the result of the equation shown above, where the rate differential equals the specified fixed rate minus Benchmark. The specified fixed rate for the Class A interest rate is [•]% per year. The specified fixed rate for the Class M interest rate swap is [_]% per year. The specified fixed rate for the Class B interest rate is [•]% per year. The specified fixed rate for the Class C interest rate is [•]% per year. The specified fixed rate for the Class D interest rate is [•]% per year.

Any net amounts received by the issuing entity under the interest rate swaps will be treated as collections of finance charge receivables. Any net amounts payable by the issuing entity under the Class A interest rate swap will be paid from finance charge collections at the same priority as interest payable to the Class A noteholders, on a pari passu basis based on the respective amounts of interest and net swap payments, as applicable, owing to the Class A noteholders and the swap counterparty with respect to the Class A interest rate swap. Any net amounts payable by the issuing entity under the Class M interest rate swap will be paid from finance charge collections at the same priority as interest payable to the Class M noteholders, on a pari passu basis based on the respective amounts of interest and net swap payments, as applicable, owing to the Class M noteholders and the swap counterparty with respect to the Class M interest rate swap. Any net amounts payable by the issuing entity under the Class B interest rate swap will be paid from finance charge collections at the same priority as interest payable to the Class B noteholders, on a pari passu basis based on the respective amounts of interest and net swap payments, as applicable, owing to the Class B noteholders and the swap counterparty with respect to the Class B interest rate swap. Any net amounts payable by the issuing entity under the Class C interest rate swap will be paid from the finance charge collections at the same priority as interest payable to the Class C noteholders, on a pari passu basis based on the respective amounts of interest and net swap payments, as applicable, owing to the Class C noteholders and each swap counterparty with respect to the Class C interest rate swap. Any net amounts payable by the issuing entity under the Class D interest rate swap will be paid from the finance charge collections at the same priority as interest payable to the Class D noteholders, on a pari passu basis based on the respective amounts of interest and net swap payments, as applicable, owing to the Class D noteholders and each swap counterparty with respect to the Class D interest rate swap.

The issuing entity can only enter into and maintain interest rate swap agreements with counterparties that have debt ratings consistent with the standards of the rating agencies for the notes. If one of these rating agencies withdraws or lowers its rating for a swap counterparty, the servicer may obtain a replacement swap from a counterparty having the required credit ratings. Alternatively, it may enter into some other arrangement satisfactory to the rating agencies for the notes. See “Risk Factors—Risks relating to the structure of the securitization transaction—Default by a swap counterparty or termination of an interest rate swap could reduce or delay payments and may cause commencement of an early amortization period or a reduction in the ratings of the note” in this prospectus for a discussion of potential adverse consequences in the event the servicer is unable to obtain a replacement swap or enter into any other satisfactory arrangement.]

Principal Payments

During the revolving period, no principal payments will be made on your notes. [If Series 20[_]-[_] is not fully funded at the end of the funding period, amounts on deposit in the pre-funding account will be withdrawn and applied to pay principal of Class A, Class M, Class B[,] [and] Class C [and Class D], pro rata, based on the initial principal amount of each class.]

During the controlled accumulation period and the early amortization period, deposits to the principal accumulation account and principal payments on the Series 20[_]-[_] notes will be made on each distribution date from the following sources:

(a)

principal collections allocated to your series based on your allocation percentage and retained in the collection account during the prior monthly period, less any amounts required to be reallocated to cover interest payments on the Class A[, Class M][,] [and] [Class B] [and Class C] notes or servicing fee payments; plus

(b)

any finance charge collections or other amounts required to be treated as principal collections in order to cover the share of defaulted receivables and uncovered dilution amounts allocated to your series or to reinstate prior reductions to the collateral amount; plus

(c)	any principal collections from other series that are shared with your series.

[Controlled Accumulation Period]

[The controlled accumulation period is scheduled to commence on [_] [_], 20[_]. However, the servicer may extend the revolving period and postpone the controlled accumulation period, subject to the conditions described under “—Suspension and Postponement of Controlled Accumulation Period” below. The servicer may postpone the controlled accumulation period only if the number of months needed to fund the principal accumulation account to pay the Series 20[_]-[_] notes on the expected principal payment date is less than [_] months. In no event will the servicer postpone the beginning of the controlled accumulation period to later than [_] [_], 20[_].

The controlled accumulation period may also be suspended, subject to the conditions described under “—Suspension and Postponement of Controlled Accumulation Period” below.

On each distribution date relating to the controlled accumulation period prior to the expected principal payment date, the indenture trustee will deposit in the principal accumulation account an amount equal to the least of:

(1)	funds available for this purpose for your series with respect to that distribution date;

(2)

the outstanding amount of the Series 20[_]-[_] notes as of the last day of the revolving period, divided by the number of months in the controlled accumulation period (rounded up to the nearest dollar), plus any amounts required to be deposited to the principal accumulation account on prior distribution dates that have not yet been deposited;

(3)	an amount equal to the outstanding principal amount of the Series 20[_]-[_] notes, minus the amount on deposit in the principal accumulation account prior to any deposits on that date; and

(4)	the collateral amount.

If the early amortization period has not commenced, on the expected principal payment date for the Series 20[_]-[_] notes, amounts in the principal accumulation account will be paid [first] to the Class A noteholders until the Class A notes are paid in full[, second to the Class M noteholders until the Class M notes are paid in full, third to the Class B noteholders until the Class B notes are paid in full[,] [and] [fourth to the Class C noteholders until the Class C notes are paid in full] [and fifth to the Class D noteholders until the Class D notes are paid in full]].

During the controlled accumulation period, the portion of funds available but not required to be deposited in the principal accumulation account on a distribution date will be made available to investors in other series as shared principal collections.] [During the controlled accumulation period, if the excess collateral amount exceeds the required excess collateral amount, the excess collateral amount will be reduced by the amount of such excess.]

[Suspension and Postponement of Controlled Accumulation Period]

[Upon notice to the indenture trustee, the servicer may extend the revolving period and postpone the controlled accumulation period. In addition, the issuing entity may obtain a qualified maturity agreement, in which case the controlled accumulation period will be suspended, subject to the conditions described in the third following paragraph.

On each determination date, commencing with the [___] determination date, until the controlled accumulation period begins, the servicer will review the amount of expected principal collections and determine the number of months expected to be required to fully fund the principal accumulation account by the related expected principal payment date for each class of Series 20[_]-[_] notes. If the number of months needed to fully fund the principal accumulation account by the related expected principal payment date for each class is less than the number of months in the scheduled controlled accumulation period, the servicer will postpone the controlled accumulation period. In determining the number of months needed to fully fund the principal accumulation account, the servicer is required to assume that (1) the principal payment rate will be no greater than the lowest monthly principal payment rate for the prior 12 months, (2) the total amount of principal receivables in the trust and the amounts on deposit in the excess funding account will remain constant, (3) no early amortization event for any series will occur and (4) no additional series will be issued after the related determination date; provided that the servicer may on any determination date increase the number of months as so calculated by either 1 or 2 months. In no case will the controlled accumulation period be reduced to less than one month.

The method for determining the number of months required to fully fund the principal accumulation account may be changed if the Rating Agency Condition is satisfied.

The controlled accumulation period will be suspended if:

•

the issuing entity obtains a qualified maturity agreement in which an Eligible Institution or an institution eligible to hold a Qualified Account agrees to deposit in the related principal accumulation account on the expected principal payment date for each class of Series 20[_]-[_] notes an amount equal to the outstanding principal amount of those notes as of their respective expected principal payment dates; and

•	the servicer delivers an opinion of counsel to the indenture trustee to the effect that the qualified maturity agreement is enforceable against the provider of that agreement.

The issuing entity will pledge to the indenture trustee, for the benefit of the noteholders, all right, title and interest in any qualified maturity agreement.

If the issuing entity obtains a qualified maturity agreement, the issuing entity will cause the provider of that agreement to deposit in the principal accumulation account for Series 20[_]-[_] on or before its expected principal payment date an amount equal to the outstanding principal amount of that series. [However, on the expected principal payment date for Series 20[_]-[_], all or a portion of the required deposit may be funded from either the proceeds of a new series or collections of principal receivables and other amounts allocated to Series 20[_]-[_] for that purpose.

A qualified maturity agreement for Series 20[_]-[_] will terminate at the close of business on the expected principal payment date. However, the issuing entity will terminate a qualified maturity agreement earlier than the expected principal payment date if the available reserve account amount equals the required reserve account amount and one of the following occurs:

•	the issuing entity obtains a substitute qualified maturity agreement,

•

the institution providing the qualified maturity agreement ceases to be an Eligible Institution and ceases to be eligible to hold a Qualified Account and the issuing entity is unable to obtain a substitute qualified maturity agreement, or

•	an early amortization event occurs for Series 20[_]-[_].

If the institution providing a qualified maturity agreement ceases to be an Eligible Institution and ceases to be eligible to hold a Qualified Account, the issuing entity will use its best efforts to obtain a substitute qualified maturity agreement.

If a qualified maturity agreement is terminated prior to the earlier of the expected principal payment date and the commencement of the early amortization period for Series 20[_]-[_] and the issuing entity does not obtain a substitute qualified maturity agreement, the controlled accumulation period will begin on the latest of:

•	the date on which the controlled accumulation period was scheduled to begin, before giving effect to the suspension of the controlled accumulation period;

•	the date to which the controlled accumulation period is postponed, as determined on the determination date preceding the termination of the qualified maturity agreement; and

•	the first day of the calendar month following the termination of the qualified maturity agreement.]

Early Amortization Period

On each distribution date relating to the early amortization period, the Class A noteholders will be entitled to receive funds available for principal payments for Series 20[_]-[_] for the related monthly period in an amount up to the outstanding principal amount of the Class A notes.

[After payment in full of the outstanding principal amount of the Class A notes, the Class M noteholders will be entitled to receive, on each distribution date relating to the early amortization period, the remaining available funds for Series 20[_]-[_] for the related monthly period in an amount up to the outstanding principal amount of the Class M notes.]

[After payment in full of the outstanding principal amount of the Class A notes and the Class M notes, the Class B noteholders will be entitled to receive, on each distribution date relating to the early amortization period, the remaining available funds for Series 20[_]-[_] for the related monthly period in an amount up to the outstanding principal amount of the Class B notes.]

[After payment in full of the outstanding principal amount of the Class A notes, the Class M notes and the Class B notes, the Class C noteholders will be entitled to receive on each distribution date relating to the early amortization period, the remaining available funds for Series 20[_]-[_] for the related monthly period in an amount up to the outstanding principal amount of the Class C notes.]

[After payment in full of the outstanding principal amount of the Class A notes, the Class M notes, the Class B notes and the Class C notes, the Class D noteholders will be entitled to receive on each distribution date relating to the early amortization period, the remaining available funds for Series 20[_]-[_] for the related monthly period in an amount up to the outstanding principal amount of the Class D notes.]

[During the early amortization period, if the excess collateral amount exceeds the required excess collateral amount, the excess collateral amount will be reduced by the amount of such excess.]

See “Description of the Notes—Early Amortization Events” and “—Early Amortization Events” below for a discussion of events that might lead to the commencement of the early amortization period.

Credit Enhancement

[Excess Collateral Amount]

[An excess collateral amount provides credit enhancement for your series. The initial excess collateral amount will equal at least [_]% of the initial collateral amount. The excess collateral amount at any time will equal the excess of the collateral amount for your series, calculated without reduction on account of funds on deposit in the principal accumulation account, over the outstanding principal amount of the Series 20[_]-[_] notes.]

On each distribution date during the controlled accumulation period and early amortization period, the excess collateral amount will be decreased by the amount of funds that are available, but not required, to be deposited into the principal accumulation account on that distribution date. However, no such reduction will be permitted to reduce the excess collateral amount below the required excess collateral amount. See “—Controlled Accumulation Period” above.

The required excess collateral amount for your series on any day will generally equal [_]% of the total collateral amount on that day. However, a percentage lower than [_]% may be used to calculate the required excess collateral amount in the future if the Rating Agency Condition is satisfied. In addition:

(a)	except as provided in clause (c), the required excess collateral amount will never be less than [_]% of the initial collateral amount,

(b)	except as provided in clause (c), the required excess collateral amount will not be reduced during an early amortization period, and

(c)	the required excess collateral amount will never exceed the aggregate outstanding principal amount of the notes, minus the balance on deposit in the principal accumulation account.]

Subordination

[The Class M notes are subordinated to the Class A notes.] [The Class B notes are subordinated to the Class A notes and the Class M notes.] [The Class C notes are subordinated to the Class A notes, the Class M notes and the Class B notes.] [The Class D notes are subordinated to the Class A notes, the Class M notes, the Class B notes and the Class C notes.] [The excess collateral amount is subordinated to [all [four][five] classes of][the] notes.] [Interest payments will be made on the Class A notes prior to being made on the Class M notes, the Class B notes[,] [and]the Class C notes [and the Class D notes].] [Interest payments will be made on the Class M notes prior to being made on the Class B notes[,] [and] the Class C notes [and the Class D notes].] [Interest payments will be made on the Class B notes prior to being made on the Class C notes [and the Class D notes].] [Interest payments will be made on the Class C notes prior to being made on the Class D notes.]

[Principal payments on the Class M notes will not begin until the Class A notes have been paid in full.] [Principal payments on the Class B notes will not begin until the Class A notes and the Class M notes have been paid in full.] [Except as described under “—Spread Account,”

principal payments on the Class C notes will not begin until the Class A notes, the Class M notes and the Class B notes have been paid in full.] [Principal payments on the Class D notes will not begin until the Class A notes, the Class M notes, the Class B notes and the Class C notes have been paid in full.]

The collateral amount for your series will be reduced as the collateral is applied for the benefit of your series, for instance as principal payments are made on your series [(other than principal payments made from funds on deposit in the spread account)]. In addition, the collateral amount can be applied for the benefit of your series in two other ways:

•

by reallocating principal collections to make [Class A, Class M][,] [and] Class B [and Class C] [and Class D] interest payments [and to pay net swap payments due from the issuing entity] and to pay the servicing fee for your series, when finance charge collections are not sufficient to make these payments; and

•	to absorb your series’ share of defaulted receivables and any uncovered dilution amounts, when finance charge collections are not sufficient to cover these amounts.

[The excess collateral amount provides credit enhancement by absorbing these types of reductions. If the total amount of these latter two types of reductions exceeds the excess collateral amount, then the [Class [C][D]] notes may not be paid in full.] [If the total exceeds the [sum of the excess collateral amount and] principal amount of the Class D notes], then the Class C notes may not be repaid in full.] If the total exceeds the sum of [the excess collateral amount and] the principal amounts of the [Class D notes and] Class C notes, then the Class B notes may not be repaid in full. If the total exceeds the sum of [the excess collateral amount and] the principal amounts of the [Class D notes,] Class C notes and Class B notes, then the Class M notes may not be repaid in full. If the total exceeds the sum of [the excess collateral amount and] the principal amounts of the [Class D notes,] Class C notes, Class B notes and Class M notes, then the Class A notes may not be repaid in full. If receivables are sold after an event of default, the net proceeds of that sale would be paid first to the Class A notes[, second to the Class M notes, third to the Class B notes[,] [and] fourth to the Class C notes [and finally to the Class D notes], in each case] until the outstanding principal amount of the [specified class][notes] and all accrued and unpaid interest payable to [that class (if applicable)][the notes] have been paid in full.

[Specify the manner and conditions for applying collections of receivables otherwise distributable to holders of a subordinated class of a series if a cross-support feature will be used as support for a class of another series.]

[Letter of Credit]

[Support for the [Series 20[_]-[_]][Class [_]] notes will be provided by one or more letters of credit. A letter of credit may provide limited protection against some losses in addition to or in lieu of other credit enhancement. The issuer of the letter of credit, will be obligated to honor demands with respect to that letter of credit, to the extent of the amount available thereunder, to provide funds under the circumstances and subject to [insert any conditions].

The maximum liability of the issuer of a letter of credit under its letter of credit will generally be an amount equal to [__]% of the initial collateral amount of the [Series 20[_]-[_]][Class [_]] notes. The maximum amount available at any time to be paid under a letter of credit will be $[_____].]

[Cash Collateral Guaranty][Cash Collateral Account]

[The notes will benefit from credit enhancement in the form of the following: [a cash collateral guaranty, secured by the deposit of cash or permitted investments in a cash collateral account, reserved for the beneficiaries of the cash collateral guaranty][a cash collateral account].

[The cash collateral account will be funded by an initial cash deposit.] The amounts [on deposit in the cash collateral account] [available under the cash collateral guaranty] may be increased under the circumstances described below:

•	[to the extent we elect to apply collections of transferred principal receivables allocable to the excess collateral to decrease the excess collateral;]

•	[to the extent collections of transferred principal receivables allocable to the excess collateral must be deposited into the cash collateral account;] [and]

•	[to the extent excess collections of finance charge receivables must be deposited into the cash collateral account.]

The amount available from [the cash collateral guaranty, ] [the cash collateral account] will be limited to $[_]. Payments will be made [to beneficiaries of the cash collateral guaranty from the cash collateral account] [from the cash collateral account directly] under the following circumstances:

•	[insert description of applicable circumstances].]

[Derivative Agreements]

[The Class [_] [and Class [_]] notes have the benefits of a[n] [currency swap][interest rate [swap][cap][collar]]. For additional information about the derivative agreement applicable to your notes, see “Description of Series Provisions—[Interest Rate Swaps][insert applicable type of derivative agreement]” in this prospectus.]]

The notes will benefit from credit enhancement in the form of [a currency or interest rate swap, ][a cap (obligating a derivative counterparty to pay all interest in excess of a specified percentage rate), ][a collar (obligating a derivative counterparty to pay all interest below a specified percentage rate and above a higher specified percentage rate)][a guaranteed investment contract (obligating a derivative counterparty to pay a guaranteed rate of return over a specified period) with various counterparties]. The trust will receive payments from counterparties to the derivative agreements in exchange for the trust’s payments to them, to the extent required under the derivative agreements. [Describe specific terms of the derivative agreement applicable to a series or class of notes and a description of the related counterparty.]]

[Surety Bond or Insurance Policy]

[Insurance with respect to the [Series 20[_]-[_]][Class [_]] notes will be provided by [insert name of insurance company]. This insurance will guarantee, with respect to the [Series 20[_]-[_]][Class [_]] notes, distributions of interest or principal as specified below.

[Insert material provisions of insurance policy, as applicable.]

[A surety bond will be purchased for the benefit of the [Series 20[_]-[_]][Class [_]] notes to assure distributions of interest or principal with respect to the [Series 20[_]-[_]][Class [_]] notes in the manner and amount specified below.

[Insert material provisions of surety bond, as applicable.]

The provider of the [insurance policy][surety bond] will be permitted to exercise the voting rights of the noteholders of the [Series 20[_]-[_]][Class [_]] notes. For example, the provider of the [insurance policy][surety bond], rather than the [Series 20[_]-[_]][Class [_]] notes, will have the sole right to:

•	consent to amendments to the indenture, the pooling and servicing agreement, the transfer and servicing agreement or any other document applicable to Series 20[_]-[_];

•	if an event of default occurs, accelerate the notes or direct the trustee to exercise any remedy available to the noteholders; or

•	waive any event of default for Series 20[_]-[_].]

[If any entity or group of affiliated entities providing enhancement or other support is liable or contingently liable to provide payments representing 10% or more, but less than 20%, of the cash flow supporting any offered class of the notes, provide financial data required by Item 1114(b)(2)(i) of Regulation AB.]

[If any entity or group of affiliated entities providing enhancement or other support is liable or contingently liable to provide payments representing 20% or more of the cash flow supporting any offered class of the notes, provide financial data required by Item 1114(b)(2)(ii) of Regulation AB.]]

[Spread Account]

[The indenture trustee will establish and maintain as a segregated trust account held as security primarily for the benefit of the Class [C] noteholders to serve as the spread account. The spread account will be established to assist with the distribution of interest on the Class [C] notes [and net swap payments due from the issuing entity under the interest rate swaps for the Class [C] notes]. On each distribution date prior to the termination of the spread account, the indenture trustee will apply finance charge collections allocated to your series at the priority identified above under “Description of Series Provisions—Application of Finance Charge Collections” to increase the amount on deposit in the spread account to the extent that the amount on deposit in the spread account is less than the required spread account amount.

The required spread account amount for any distribution date during the revolving period will equal the product of (i) the Spread Account Percentage in effect on that distribution date and (ii) the collateral amount. The required spread account amount for any distribution date after the revolving period will equal the product of (i) the Spread Account Percentage in effect on that distribution date and (ii) the collateral amount as of the last day of the revolving period; provided that after the occurrence of an event of default and acceleration of the Series 20[•]-[•] notes, the required spread account amount for any distribution date shall equal the outstanding principal amount of the Series 20[•]-[•] notes, after taking into account any payments to be made on that distribution date. Prior to the occurrence of an event of default and acceleration of the Series 20[_]-[_] notes, the required spread account amount will never exceed the outstanding principal amount of the Class [C] notes after taking into account any payments to be made on that distribution date.

On each distribution date, after giving effect to any deposit to be made to, and any withdrawals to be made from, the spread account on that distribution date, the indenture trustee will withdraw from the spread account an amount equal to the excess, if any, of the amount on deposit in the spread account over the required spread account amount, and the amount withdrawn will no longer be available as enhancement for the Class [C] notes. Any amounts withdrawn from the spread account and distributed to us or our assigns will not be available for distribution to the noteholders.

All amounts on deposit in the spread account on any distribution date — after giving effect to any deposits to, or withdrawals from, the spread account on that distribution date — will be invested to the following distribution date by the indenture trustee, at the direction of the servicer, in highly rated liquid investments that meet the criteria described in the indenture supplement. The interest and other investment income, net of losses and investment expenses, earned on those investments will be either retained in the spread account to the extent the amount on deposit is less that the required spread account amount or deposited in the collection account and treated as finance charge collections available to your series.

Spread Account Distributions. On or before each distribution date, the indenture trustee will withdraw from the spread account and deposit in the distribution account for payment to the Class [C] noteholders an amount equal to the lesser of:

(1)	the amount then on deposit in the spread account with respect to that distribution date; and

(2)

the shortfall, if any, in the amount of finance charge collections [and amounts withdrawn from the cash collateral account] that are available to cover the interest payable on the Class [C] notes [and the net swap payments due from the issuing entity under the interest rate swaps for the Class C notes].

Unless an early amortization event occurs, the indenture trustee will withdraw from the spread account and deposit in the distribution account for distribution to the Class [C] noteholders on the expected principal distribution date for the Class C notes an amount equal to the lesser of:

(1)	the amount on deposit in the spread account after application of any amounts as set forth in the immediately preceding paragraph; and

(2)	the outstanding principal amount of the Class [C] notes after the application of any amounts on that distribution date.

Except as provided in the following paragraph, if an early amortization event occurs, the amount, if any, remaining on deposit in the spread account, after making the payments described in the second preceding paragraph, will be applied to pay principal on the Class [C] notes on the earlier of the final maturity date and the first distribution date on which the outstanding principal amount of the Class [A, Class M and Class B] notes has been paid in full.

In addition, on any day after the occurrence of an event of default with respect to Series 20[_]-[_] and the acceleration of the maturity date, the indenture trustee will withdraw from the spread account the outstanding amount on deposit in the spread account and deposit that amount in the distribution account for distribution to the Class C, Class A, Class M[,] [and] Class B [and Class D] noteholders, in that order of priority, to fund any shortfalls in amounts owed to those noteholders.]

[Reserve Account]

[The indenture trustee will establish and maintain a segregated trust account held for the benefit of the noteholders to serve as the reserve account. The reserve account is established to assist with the distribution of interest on the notes during the controlled accumulation period and on the first distribution date with respect to the early amortization period. On each transfer date from and after the reserve account funding date, but prior to the termination of the reserve account, the indenture trustee will apply finance charge collections allocated to your series at the priority identified above under “Description of Series Provisions—Application of Finance Charge Collections” to increase the amount on deposit in the reserve account to the extent the amount on deposit in the reserve account is less than the required reserve account amount.

Unless the Rating Agency Condition is satisfied, the reserve account funding date will be a transfer date selected by the servicer that is not later than the transfer date with respect to the monthly period which commences three months prior to the commencement of the controlled accumulation period.

The required reserve account amount for any transfer date on or after the reserve account funding date will be equal to (a) [_]% of the outstanding principal amount of the Series 20[_]-[_] notes or (b) any other amount designated by us; provided that at any time during which the controlled accumulation period length is equal to one month, the required reserve account amount will be $0. We may only designate a lesser amount if the Rating Agency Condition is satisfied and we will certify to the indenture trustee that, based on the facts known to the certifying officer at the time, in our reasonable belief, the designation will not cause an early amortization event to occur for Series 20[_]-[_].

On each transfer date, after giving effect to any deposit to be made to, and any withdrawal to be made from, the reserve account on that transfer date, the indenture trustee will withdraw from the reserve account an amount equal to the excess, if any, of the amount on deposit in the reserve account over the required reserve account amount, and the amount withdrawn will no longer be available as enhancement for your notes. Any amounts withdrawn from the reserve account and distributed to us or our assigns will not be available for distribution to the noteholders.

All amounts on deposit in the reserve account on any transfer date — after giving effect to any deposits to, or withdrawals from, the reserve account to be made on that transfer date — will be invested to the following transfer date by the indenture trustee, at the direction of the servicer, in Eligible Investments that meet the criteria described in the indenture supplement. The interest and other investment income, net of losses and investment expenses, earned on these investments will be either retained in the reserve account to the extent the amount on deposit is less than the required reserve account amount or deposited in the collection account and treated as finance charge collections available to your series.

On or before each transfer date with respect to the controlled accumulation period and on or before the first transfer date with respect to the early amortization period, the indenture trustee will withdraw from the reserve account and deposit in the collection account an amount equal to the lesser of:

(1)	the amount then on deposit in the reserve account with respect to that transfer date; and

(2)	the amount of the shortfall described under “Description of Series Provisions—Principal Accumulation Account” below.

Amounts withdrawn from the reserve account as described in the immediately preceding paragraph on any transfer date will be included as finance charge collections available to your series for the related distribution date.

The reserve account will be terminated upon the earliest to occur of:

(1)	the first transfer date for the early amortization period;

(2)	the expected principal distribution date for the Series 20[_]-[_] notes; and

(3)	the termination of the trust.

Immediately prior to the termination of the reserve account, all amounts on deposit in the reserve account, after giving effect to any withdrawal from the reserve account on that date as described above, will be applied to make the payments and deposits described in clauses (1) through [(9)] under “Description of Series Provisions—Application of Finance Charge Collections,” to the extent such payments or deposits have not been made from your series share of finance charge collections on that date.]

[Funding Period Reserve Account]

[The indenture trustee will establish and maintain a segregated trust account held for the benefit of the noteholders to serve as the funding period reserve account, which is a segregated trust account held for the benefit of your series. The funding period reserve account is established to assist with the distribution of interest on your series during the funding period. On the closing date, the depositor will deposit an amount equal to the initial Required Funding Period Reserve Amount into the funding period reserve account. The Required Funding Period Reserve Amount will be calculated as described in the “Glossary of Terms for Prospectus.” Funds on deposit in the funding period reserve account will be invested in Eligible Investments.

In addition, on each day on which funds are released from the pre-funding account, funds so released will be deposited into the funding period reserve account up to the Required Funding Period Reserve Amount as described under “Description of Series Provisions—Pre-Funding Account and Funding Period” in this prospectus, to the extent that funds are available for this purpose after making any required deposit to the cash collateral account. On each distribution date during the funding period, the indenture trustee will apply finance charge collections allocated to your series at the priority identified above under “Description of Series Provisions—Application of Finance Charge Collections” to increase the amount on deposit in the funding period reserve account to the extent the amount on deposit in the funding period reserve account is less than the Required Funding Period Reserve Amount.

Funding Period Draw Amount. Prior to each transfer date with respect to the funding period, the servicer will calculate the funding period draw amount. On the related transfer date, the indenture trustee shall transfer an amount equal to the funding period draw amount from the funding period reserve account to the finance charge account and such amount will be treated as finance charge collections available to your series for that transfer date.

The funding period draw amount for each transfer date with respect to the funding period will equal to the lesser of:

(a)

the amount on deposit in the funding period reserve account on that distribution date, other than net investment income (before giving effect to any withdrawal to be made from the funding period reserve account on that distribution date); and

(b)	the excess, if any, of:

(i)	the product of:

(A)

the result of the sum of the monthly interest on Class A, Class M, [Class B][,][and] [Class C] [and Class D notes] [, minus net swap receipts received by the trust, plus net swap receipts payable by the trust] on that distribution date, multiplied by

(B)

a fraction, the numerator of which is equal to the amount on deposit in the pre-funding account as of the last day of the second preceding monthly period (or, with respect to the first distribution date, the closing date), and the denominator of which is equal to the outstanding principal amount of the Series 20[_]-[_] notes as of the last day of the second preceding monthly period (or, with respect to the first distribution date, the closing date), over

(ii)	the investment earnings on funds in the pre-funding account (net of investment losses and expenses) treated as finance charge collections available to your series for that distribution date.

The amount withdrawn from the funding period reserve account as described above will be applied as if those amounts were finance charge collections allocated to your series.

On the first distribution date to occur on or after the last day of the funding period, amounts remaining on deposit in the funding period reserve account (after giving effect to any withdrawal from the funding period reserve account on that date as described above) will be applied as if they were finance charge collections allocated to your series and the funding period reserve account will be terminated.]

Application of Finance Charge Collections

We refer to your series’ share of finance charge collections, including net investment proceeds transferred from the principal accumulation account, amounts withdrawn from the reserve account (other than amounts withdrawn upon termination of the reserve account) and any available excess finance charge collections from other series, collectively, as finance charge collections. On each distribution date, the servicer will direct the indenture trustee to apply your series’ share of finance charge collections for the prior month in the following order:

(1)

to pay interest on the Class A notes, including any overdue interest and additional interest on the overdue interest [and any net swap payment due from the issuing entity under the interest rate swaps for the Class A notes];

(2)

[to pay interest on the Class M notes, including any overdue interest and additional interest on the overdue interest [and any net swap payment due from the issuing entity under the interest rate swaps for the Class M notes];]

(3)

[to pay interest on the Class B notes, including any overdue interest and additional interest on the overdue interest [and any net swap payment due from the issuing entity under the interest rate swaps for the Class B notes];]

(4)	to pay the servicing fee for your series for the prior monthly period and any overdue servicing fee (to the extent not retained by the servicer during the month);

(5)

[to pay interest on the Class C notes, including any overdue interest and additional interest on the overdue interest [and any net swap payment due from the issuing entity under the interest rate swaps for the Class C notes];]

(6)

an amount equal to your series’ share of the defaulted receivables and uncovered dilution, if any, for the related monthly period, will be treated as principal collections for the prior monthly period;

(7)

an amount equal to any previously unreimbursed reductions to the collateral amount on account of defaulted receivables, uncovered dilution or reallocations of principal collections will be treated as principal collections for the prior monthly period;

[(8)]	[an amount equal to the excess, if any, of the required cash collateral account over the amount on deposit in the cash collateral account will be deposited into the cash collateral account;]

[(9)]

[to pay interest on the Class D notes, including any overdue interest and additional interest on the overdue interest [and any net swap payment due from the issuing entity under the interest rate swaps for the Class D notes];]

[(10)]

[on and after the reserve account funding date, an amount equal to the excess, if any, of the required reserve account amount over the amount then on deposit in the reserve account will be deposited into the reserve account;]

[(11)]

[an amount equal to the excess, if any, of the Required Funding Period Reserve Amount over the amount then on deposit in the funding period reserve account will be deposited into the funding period reserve account;]

[(12)]	[an amount equal to the excess, if any, of the required spread account amount over the amount then on deposit in the spread account will be deposited into the spread account;]

[(13)]

[to make, on a pari passu basis based on the amounts owing to each swap counterparty with respect to the Series 20[_]-[_] notes, various payments and deposits relating to the interest rate swaps for the Class A, Class M, Class B, Class C and Class D notes;]

[(14)]	to make any other payments required to be made from your series’ share of collections of finance charge receivables from time to time; and

[(15)]

all remaining amounts will constitute excess finance charge collections and will be available to cover any shortfalls in finance charge collections for other outstanding series in group one and the remaining amount will be paid to us or our assigns.

[If your series’ share of finance charge collections for any calendar month is insufficient to pay interest on the Class [C] notes — including any overdue interest and additional interest on the overdue interest — when due, a draw will be made from amounts available in the spread account and will be paid to the Class [C] noteholders on the related distribution date.]

Reallocation of Principal Collections

If your series’ share of finance charge collections are not sufficient to pay the aggregate amount of interest on the Class A[, Class M][,] [and] Class B[,] [and] Class C][,][and Class D] notes and the servicing fee for your series, then principal collections will be reallocated to cover these amounts. Any reallocation of principal collections is a use of the collateral for your notes. Consequently, these uses will reduce the remaining collateral amount by a corresponding amount. The amount of principal collections that will be reallocated on any distribution date will not exceed the sum of:

•	the lower of:

•

the excess of the amounts needed to pay current, overdue and additional interest on the Class A notes [and any net payments due from the issuing entity under the interest rate swaps for the Class A notes] over the amount of finance charge collections allocated to your series; and

•

the greater of (1)(a) [_]% of the initial collateral amount minus (b) the sum of (i) the amount of unreimbursed investor charge-offs after giving effect to investor charge-offs for the related monthly period [and][,] (ii) the amount of unreimbursed reallocated principal collections as of the previous distribution date [and (iii) any reductions to the collateral amount on account of reductions to the required excess collateral amount;] and (2) zero[; plus][.]

•	[the lower of:

•

the excess of the amounts needed to pay current, overdue and additional interest on the Class M notes [and any net payments due from the issuing entity under the interest rate swaps for the Class M notes] over the amount of finance charge collections allocated to your series;

•

and the greater of (1)(a) [_]% of the initial collateral amount minus (b) the sum of (i) the amount of unreimbursed investor charge-offs after giving effect to investor charge-offs for the related monthly period [and][,] (ii) the amount of unreimbursed reallocated principal collections as of the previous distribution date and after giving effect to the reallocation of principal collections to make required interest payments for the Class A notes on the then-current distribution date [and (iii) any reductions to the collateral amount on account of reductions to the required excess collateral amount;] and (2) zero[; plus][.]

•	[the lower of:

•

the excess of the sum of the amounts needed to pay current, overdue and additional interest on the Class B notes[, any net payments due from the issuing entity under the interest rate swaps for the Class B notes] and the current and past due servicing fee for your series over the amount of finance charge collections allocated to your series that are available to cover these amounts; and

•

the greater of (1)(a) [_]% of the initial collateral amount minus (b) the sum of (i) the amount of unreimbursed investor charge-offs after giving effect to investor charge-offs for the related monthly period [and][,] (ii) the amount of unreimbursed reallocated principal collections as of the previous distribution date and after giving effect to the reallocation of principal collections to make required interest payments for the Class A and Class M notes [and any net payments due under the interest rate swaps for the Class A notes or the Class M notes] on the then-current distribution date

[and (iii) any reduction to the collateral amount on account of reductions to the required excess collateral amount;] and (2) zero[; plus][.]

•	[the lower of:

•

the excess of the amounts needed to pay current, overdue and additional interest on the Class C notes [and any net payments due from the issuing entity under the interest rate swaps for the Class C notes] over the amount of finance charge collections allocated to your series and amounts withdrawn from the spread account that are available to cover these amounts; and

•

the greater of (1)(a) [_]% of the initial collateral amount minus (b) the sum of (i) the amount of unreimbursed investor charge-offs after giving effect to investor charge-offs for the related monthly period and (ii) the amount of unreimbursed reallocated principal collections as of the previous distribution date and after giving effect to the reallocation of principal collections to make required interest payments for the Class A, Class M and Class B notes and the servicing fee for your series on the then-current distribution date [and (iii) any reduction to the collateral amount on account of reductions to the required excess collateral amount;] and (2) zero[; plus][.]

•	[the lower of:

•

the excess of the amounts needed to pay current, overdue and additional interest on the Class D notes [and any net payments due from the issuing entity under the interest rate swaps for the Class D notes] over the amount of finance charge collections allocated to your series and amounts withdrawn from the spread account that are available to cover these amounts; and

•

the greater of (1)(a) [_]% of the initial collateral amount minus (b) the sum of (i) the amount of unreimbursed investor charge-offs after giving effect to investor charge-offs for the related monthly period and (ii) the amount of unreimbursed reallocated principal collections as of the previous distribution date and after giving effect to the reallocation of principal collections to make required interest payments for the Class A, Class M, Class B and Class C notes and the servicing fee for your series on the then-current distribution date [and (iii) any reduction to the collateral amount on account of reductions to the required excess collateral amount;] and (2)  zero.]

Investor Charge-Offs

For each charged-off account, the servicer will allocate a portion of the defaulted receivables in that account to your series in an amount equal to your series’ allocation percentage on the date the account is charged-off, multiplied by the amount of principal receivables in the charged-off account on that date. The allocation percentage is described under “—Allocation Percentages” above. The defaulted receivables allocated to your series for any monthly period will equal the sum of all such amounts allocated to your series during that monthly period.

Dilution will also be allocated to your series in the circumstances described in “The Servicer—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus. If dilution is allocated among series for any monthly period, your series’ share of dilution will equal:

(1)	dilution to be allocated to all series for that monthly period; multiplied by

(2)	a fraction,

•	the numerator of which is your series’ allocation percentage for purposes of allocating finance charge collections for that monthly period, as described under “—Allocation Percentages” above; and

•	the denominator of which is the sum of the allocation percentages used by all outstanding series for purposes of allocating finance charge collections;

provided that, if the allocation percentage for finance charge collections has been reset during that monthly period, the fraction described in clause (2) above will be calculated on a weighted average basis for that monthly period.

On each distribution date, if the sum of the defaulted receivables and any remaining uncovered dilution allocated to your series is greater than finance charge collections used to cover those amounts, then the collateral amount will be reduced by the amount of the excess. Any reductions in the collateral amount on account of defaulted receivables and uncovered dilution will be reinstated to the extent that finance charge collections are available for that purpose on any subsequent distribution date.

Sharing Provisions

[Your series is in group [one] for purposes of sharing excess finance charge collections.] [Your series will share excess finance charge collections with other series of notes in group [one] and other series of investor certificates in group one for World Financial Network Credit Card Master Trust. See “Description of the Notes—Shared Excess Finance Charge Collections” in this prospectus.] [Your series will not share excess finance charge collections with any other series of notes and other series of investor certificates.]

Your series is [not] a principal sharing series[; however, your series will not be entitled to share excess principal collections from other series if your series is in an early amortization period until the first transfer date on or after the earlier of (i) the expected principal payment date for the Series 20[_]-[_] notes and (ii) the date on which all outstanding series are in early amortization periods. See “Description of the Notes—Shared Principal Collections” in this prospectus.]

Principal Accumulation Account

The indenture trustee will establish and maintain a segregated trust account held for the benefit of the noteholders to serve as the principal accumulation account. During the controlled accumulation period, the indenture trustee at the direction of the servicer will make deposits to the principal accumulation account as described above under “—Principal Payments” in this prospectus.

Funds on deposit in the principal accumulation account will be invested to the following distribution date by the indenture trustee at the direction of the servicer in Eligible Investments that meet the criteria described in the indenture supplement. Investment earnings, net of investment losses and expenses, on funds on deposit in the principal accumulation account will be deposited in the collection account and treated as finance charge collections available to your series for the related transfer date. If, for any distribution date on or prior to the expected principal payment date for the Series 20[_]-[_] notes, these net investment earnings are less than [the sum of:]

[(a)]

the product of (1) a fraction the numerator of which is equal to the balance of the principal accumulation account, up to the outstanding principal amount of the Class A notes, and the denominator of which is equal to the outstanding principal amount of the Class A notes, in each case on the record date immediately preceding that distribution date and (2) the Class A monthly interest payment [plus any net swap payments payable by the issuing entity under the interest rate swap for the Class A notes, minus net swap receipts payable by the swap counterparty under the interest rate swaps for the Class A notes], [plus]

[(b)

the product of (1) a fraction the numerator of which is equal to the balance of the principal accumulation account in excess of the outstanding principal amount of the Class A notes, up to the outstanding principal amount of the Class M notes, in each case on the record date immediately preceding that distribution date and the denominator of which is equal to the outstanding principal amount of the Class M notes, on the record date immediately preceding that distribution date and (2) the Class M monthly interest payment [plus any net swap payments payable by the issuing entity under the interest rate swap for the Class M notes, minus net swap receipts payable by the swap counterparty under the interest rate swaps for the Class M notes], plus]

[(c)

the product of (1) a fraction the numerator of which is equal to the balance of the principal accumulation account in excess of the sum of the outstanding principal amounts of the Class A notes and the Class M notes, up to the outstanding principal amount of the Class B notes, in each case on the record date immediately preceding that distribution date, and the denominator of which is equal to the outstanding principal amount of the Class B notes, on the record date immediately preceding that distribution date and (2) the Class B monthly interest payment [plus any net swap payments payable by the issuing entity under the Class B interest rate swap, minus net swap receipts payable by the swap counterparty under the Class B interest rate swap], plus]

[(d)

the product of (1) a fraction the numerator of which is equal to the balance of the principal accumulation account in excess of the sum of the outstanding principal amounts of the Class A notes, the Class M notes and the Class B notes, up to the outstanding principal amount of the Class C notes, in each case on the record date immediately preceding that distribution date, and the denominator of which is equal to the outstanding principal amount of the Class C notes, on the record date immediately preceding that distribution date and (2) the Class C monthly interest payment [plus any net swap payments payable by the issuing entity under the Class C interest rate swap, minus net swap receipts payable by the swap counterparty under the Class C interest rate swap, plus]

[(e)

the product of (1) a fraction the numerator of which is equal to the balance of the principal accumulation account in excess of the sum of the outstanding principal amounts of the Class A notes, the Class M notes, the Class B notes and the Class C notes, in each case on the record date immediately preceding that distribution date, and the denominator of which is equal to the outstanding principal amount of the Class D notes, on the record date immediately preceding that distribution date and (2) the Class D monthly interest payment;]]

then the indenture trustee will withdraw the shortfall, to the extent required and available, from the reserve account and deposit it in the collection account for use as finance charge collections that are available to your series.

Early Amortization Events

An early amortization event will occur for the Series 20[_]-[_] notes upon the occurrence of any of the following events:

(a)

failure of the depositor (1) to make any payment or deposit on the date required to be made under the pooling and servicing agreement, the collateral series supplement, the transfer and servicing agreement, the indenture or the Series 20[_]-[_] indenture supplement within the applicable grace period which shall not exceed 5 business days or (2) to observe or perform in any material respect its other covenants or agreements set forth in the pooling and servicing agreement, the transfer and servicing agreement, the indenture or the Series 20[_]-[_] indenture supplement, which failure has a material adverse effect on the Series 20[_]-[_] noteholders and which continues unremedied for a period of 60 days after written notice of the failure, requiring the same to be remedied;

(b)	any representation or warranty made by the depositor in the transfer and servicing agreement or the pooling and servicing agreement or any information required to be given by it to identify the accounts proves to have been incorrect in any material respect when made or delivered and which continues to be incorrect in any material respect for a period of 60 days after written notice of the failure, requiring the same to be remedied, and as a result of which the interests of the noteholders are materially and adversely affected and continue to be materially and adversely affected for the designated period; except that an early amortization event described in this subparagraph (b) will not occur if we have accepted reassignment of the related receivable or all related receivables, if applicable, within the designated period;

(c)

depositor’s failure to convey receivables in additional accounts or participations to the trust within five business days after the date on which it is required to do so, provided that such failure shall not give rise to an early amortization event if, prior to the date on which such conveyance was required to be completed, depositor causes a reduction in the invested amount or collateral amount of any variable interest to occur, so that, after giving effect to that reduction (i) the Transferor Amount is not less than the Minimum Transferor Amount and (ii) the sum of the aggregate amount of principal receivables plus amounts on deposit in the excess funding account is not less than the required principal balance;

(d)

any servicer default described under “The Servicer—Servicer Default; Successor Servicer” in this prospectus and as a result of which the interests of the Series 20[_]-[_] noteholders are materially and adversely affected;

(e)

(i) the average of the Portfolio Yields for the two Monthly Periods immediately preceding the [ ] 20[ ] distribution date is less than the average of the Base Rates for the same Monthly Periods, or (ii) beginning with the three consecutive Monthly Periods immediately preceding the [ ] 20[ ] distribution date, the average of the Portfolio Yields for any three consecutive Monthly Periods is less than the average of the Base Rates for the same Monthly Periods;

(f)	sufficient funds are not available to pay in full the outstanding principal amount of any class of notes on the expected principal payment date;

(g)	specified bankruptcy, insolvency, liquidation, conservatorship, receivership or similar events relating to us or the bank;

(h)	we are unable for any reason to transfer receivables to the trust or the bank is unable to transfer receivables to us;

(i)

World Financial Network Credit Card Master Trust or the issuing entity becomes subject to regulation as an “investment company” within the meaning of the Investment Company Act of 1940, as amended; [or]

(j)	an event of default for Series 20[_]-[_] notes and an acceleration of the maturity of the Series 20[_]-[_] notes occurs under the indenture[;][.]

(k)

[failure of any interest rate swap counterparty to make a payment under any of the interest rate swaps for the floating rate Class A notes, the floating rate Class M notes, the floating rate Class B notes, the floating rate Class C notes or the floating rate Class D notes in respect of a payment obligation arising as a result of Benchmark being greater than the specified fixed rate for the related interest rate swap, and the failure is not cured within 5 business days after the payment is due; or]

(l)

[the early termination of the interest rate swaps for any of the floating rate Class A notes, the floating rate Class M notes, the floating rate Class B notes, the floating rate Class C notes or the floating rate Class D notes unless the trust obtains a replacement interest rate hedging arrangement or enters into another arrangement acceptable to the rating agencies within 10 business days after the termination.]

In the case of any event described in clause (a), (b) or (d) above, an early amortization event will be deemed to have occurred with respect to the notes only if, after any applicable grace period, either the indenture trustee or the Series 20[_]-[_] noteholders evidencing interests aggregating more than 50% of the aggregate unpaid principal amount of the Series 20[_]-[_] notes, by written notice to us and the servicer and, if notice is given by the Series 20[_]-[_] noteholders, the indenture trustee, declare that an early amortization event has occurred with respect to the Series 20[_]-[_] notes as of the date of the notice.

In the case of any event described in clause (g), (h) or (i), an early amortization event with respect to all series then outstanding, and in the case of any event described in clause (c), (e), (f)[,] [or] (j)[, (k) or (l)] an early amortization event with respect to only the Series 20[_]-[_] notes, will occur without any notice or other action on the part of the indenture trustee or the Series 20[_]-[_] noteholders immediately upon the occurrence of the event.

On the date on which an early amortization event is deemed to have occurred, the early amortization period will begin.

See “Description of the Notes—Early Amortization Events” in this prospectus for an additional discussion of the consequences of insolvency, conservatorship or receivership events related to us and the bank.

Events of Default

The events of default for Series 20[_]-[_] notes, as well as the rights and remedies available to the indenture trustee and the Series 20[_]-[_] noteholders when an event of default occurs, are described under “Description of the Notes—Events of Default; Rights Upon Event of Default” in this prospectus.

In the case of an event of default involving bankruptcy, insolvency or similar events relating to the issuing entity, the principal amount of the Series 20[_]-[_] notes automatically will be deemed to be immediately due and payable. If any other event of default for Series 20[_]-[_] notes occurs, the indenture trustee or the holders of a majority of the then-outstanding principal amount of the Series 20[_]-[_] notes may declare the Series 20[_]-[_] notes to be immediately due and payable. If the Series 20[_]-[_] notes are accelerated, you may receive principal prior to the expected principal payment date.

Proceeds of the sale of receivables after an event of default will be distributed in the following order:

(1)	to the indenture trustee, an amount equal to all amounts owed by the issuing entity to the indenture trustee pursuant to the indenture;

(2)

to the Class A notes, an amount equal to the sum of the outstanding principal amount of the Class A notes and interest on the Class A notes, including any overdue interest and additional interest on the overdue interest;

(3)

[to the Class M notes, an amount equal to the sum of the outstanding principal amount of the Class M notes and interest on the Class M notes, including any overdue interest and additional interest on the overdue interest;]

(4)	[to the Class B notes, an amount equal to the sum of the outstanding principal amount of the Class B notes;]

(5)	[to the Class C notes, an amount equal to the sum of the outstanding principal amount of the Class C notes;]

(6)	[to the Class D notes, an amount equal to the sum of the outstanding principal amount of the Class D notes; and]

[(7)]	to the issuing entity, any remaining amounts.

Reassignment Amount

If we are obligated to accept reassignment of all of the transferred receivables as described under “The Trust Portfolio—Representations and Warranties of the Depositor,” the amount to be paid by us with respect to the Series 20[_]-[_] notes in connection with a reassignment of the transferred receivables will not be less than the sum of the outstanding principal amount of the notes[,] [and] all interest on the notes [and all amounts owing to any derivative counterparty] (the “Reassignment Amount”) for the first distribution date following the monthly period in which the reassignment obligation arises.

The indenture trustee will, in accordance with the written direction of the issuing entity, not later than [12:00 noon], New York City time, on the related payment date, apply the Reassignment Amount deposited into the distribution account to make payments of the following amounts (in the priority set forth below and, in each case, after giving effect to any deposits and payments otherwise to be made on such date) in immediately available funds:

(1)	to pay the principal amount of the Class A notes, and interest on the Class A notes, including any overdue interest and additional interest on the overdue interest; [and]

(2)	[to pay the principal amount of the Class M notes, and interest on the Class M notes, including any overdue interest and additional interest on the overdue interest; [and]]

[(3)]	[to pay the principal amount of the Class B notes, and to pay interest on the Class B notes, including any overdue interest and additional interest on the overdue interest; [and]

[(4)]	[to pay the principal amount of the Class C notes, and to pay interest on the Class C notes, including any overdue interest and additional interest on the overdue interest; [and]]

[(5)]	[to pay the principal amount of the Class D notes, and interest on the Class D notes, including any overdue interest and additional interest on the overdue interest; [and]]

[(6)]

[on a pari passu basis, (A) any amounts owed to the Class A counterparty under the Class A swap will be paid to the Class A counterparty, (B) any amounts owed to the Class M counterparty under the Class M swap will be paid to the Class M counterparty, (C) any amounts owed to the Class B counterparty under the Class B swap will be paid to the Class B counterparty, (D) any amounts owed to the Class C counterparty under the Class C swap will be paid to the Class C counterparty and (E) any amounts owed to the Class D counterparty under the Class D swap will be paid to the Class D counterparty; and]

[(7)]	any excess shall be released to the issuing entity.

Servicing Compensation

The servicing fee rate for your series is 2% per year. Your series’ share of the servicing fee for each monthly period will be equal to one-twelfth of the product of (a) the servicing fee rate and (b) the collateral amount as of the last day of that monthly period. However, the monthly servicing fee allocable to your series for the first monthly period after the closing date will equal the servicing fee rate, multiplied by the number of days during the first monthly period, divided by 360. For a further description, see “The Servicer—Servicing Compensation and Payment of Expenses” in this prospectus.

Reports to Noteholders

Monthly reports containing information on the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission. These reports will not be sent to noteholders. See “Where You Can Find More Information” in this prospectus for information as to how these reports may be accessed. On each determination date, the servicer shall forward to the indenture trustee and the paying agent, if any, a monthly report setting forth certain information with respect to the issuing entity, the notes and the collateral certificate including:

(1)

the aggregate amounts for the preceding monthly period with respect to the aggregate amounts of collections, collections with respect to principal receivables and collections with respect to finance charge receivables;

(2)	the aggregate defaulted receivables and recoveries for the preceding monthly period;

(3)	a calculation of the Portfolio Yield and Base Rate for Series 20[_]-[_];

(4)

the aggregate amount of receivables and the balance on deposit in the collection account or any series account applicable to your series with respect to collections processed as of the end of the last day of the preceding monthly period;

(5)	the aggregate amount of dilution from the preceding monthly period;

(6)	the aggregate amount, if any, of withdrawals, drawings or payments under any enhancement with respect to your series required to be made with respect to the previous monthly period;

(7)	the sum of all amounts payable to the noteholders on the succeeding distribution date in respect of interest and principal payable with respect to the notes;

(8)	whether the Delinquency Percentage exceeds the Maximum Delinquency Percentage;

(9)

if applicable, a statement that the servicer has received a communication request from a noteholder interested in communicating with other noteholders regarding the possible exercise of rights under the transaction agreement, the name and contact information for the requesting noteholder and the date such request was received;

(10)	a summary of the findings and conclusions of any asset representations review conducted by the asset representations reviewer;

(11)	if applicable, information with respect to any change in the asset representations reviewer as required by Item 1121(d)(2) of Regulation AB; and

(12)	the amount of the seller’s interest as of the most recent RR measurement date.

By January 31 of each calendar year, the paying agent will also provide to each person who at any time during the preceding calendar year was a noteholder of record a statement, prepared by the servicer, containing the type of information presented in the periodic reports, aggregated for that calendar year or the portion of that calendar year that the person was a noteholder, together with other information required to be provided by an issuer of indebtedness under the Code, to assist noteholders in preparing their United States tax returns.

If required under the Trust Indenture Act, the indenture trustee will be required to make available to the noteholders each year a brief report relating to any change in its eligibility and qualification to continue as indenture trustee under the indenture, any change in the property and funds physically held by the indenture trustee and any action it took that materially affects the notes and that has not been previously reported.

Investor Communications

Any noteholder may require that the servicer cause the depositor to include in its monthly distribution report on Form 10-D a request to communicate with other noteholders related to the possible exercising of the noteholders’ rights under the transaction documents. A noteholder should send its request to the servicer at [insert email address or other address]. The noteholder should include in its request the method by which other noteholders should contact it.

The servicer will cause the following information to be included in the Form 10-D related to the monthly period in which the noteholder request was received:

•	a statement that the depositor has received a communication request from a noteholder;

•	the name of the noteholder making the request;

•	the date the request was received;

•	a statement that such noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents; and

•	a description of the method of other noteholders may use to contact the requesting noteholder.

The depositor will bear any costs associated with including the above information in the Form 10-D. The noteholders will pay any costs associated with communicating with other noteholders, and no other transaction party, including the issuing entity, will be responsible for such costs.

If book-entry notes are issued and the requesting noteholder is not the record holder of any notes and is instead a beneficial owner of notes, the servicer may require no more verification than (1) a written certification from the noteholder that is a beneficial owner of notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document verifying ownership.

Voting Rights; Amendments

Transfer and Servicing Agreement

The transfer and servicing agreement may be amended by us, the servicer and the issuing entity, without the consent of the indenture trustee or the noteholders of any series to cure any ambiguity, to correct or supplement any provisions of the agreement that are inconsistent with any other provisions of the agreement or to add any other provisions concerning matters or questions raised under the agreement that are not inconsistent with the provisions of the agreement, so long as the amendment does not adversely affect in any material respect the interests of any noteholder. In addition, the transfer and servicing agreement may be amended by us, the servicer and the issuing entity, without the consent of the indenture trustee or the noteholders of any series, on the following conditions:

(1)	we deliver to the owner trustee and the indenture trustee a certificate of an authorized officer stating that, in our reasonable belief, the amendment will not:

(a)	result in the occurrence of an early amortization event or an event of default; or

(b)	materially and adversely affect the amount or timing of distributions to be made to noteholders of any series or class; and

(2)	the Rating Agency Condition is satisfied.

The transfer and servicing agreement may also be amended by us, the servicer and the issuing entity at our direction, without the consent of the indenture trustee, the noteholders of any series or the credit enhancement providers for any series to add, modify or eliminate any provisions necessary or advisable in order to enable the issuing entity or any portion of the issuing entity to avoid the imposition of state or local income or franchise taxes on the issuing entity’s property or its income. However, we may not amend the transfer and servicing agreement as described in this paragraph unless (i) we deliver to the owner trustee and the indenture trustee a certificate of an authorized officer stating that the proposed amendments meet the requirements of this paragraph and (ii) the Rating Agency Condition is satisfied. In addition, the amendment must not result in a reduction or withdrawal of the rights, duties or obligations of the indenture trustee or the owner trustee under the transfer and servicing agreement.

The amendments that we may make without the consent of the noteholders of any series or the credit enhancement providers for any series may include the addition or sale of receivables in the trust portfolio and the addition of one or more persons, other than us, as transferors of receivables to the issuing entity.

The transfer and servicing agreement may also be amended by us, the servicer and the issuing entity with the consent of noteholders representing more than 66 2/3% of the then-outstanding principal balance of the notes of each series affected by the amendment for which we have not delivered a certificate of an authorized officer stating that, in our reasonable belief, the amendment will not:

(a)	result in the occurrence of an early amortization event or an event of default; or

(b)	materially and adversely affect the amount or timing of distributions to be made to the noteholders of any series or class.

However, no amendment may occur if it:

(1)	reduces the amount of, or delays the timing of:

(a)	any distributions to be made to noteholders of any series or deposits of amounts to be distributed; or

(b)	the amount available under any credit enhancement,

in each case, without the consent of each affected noteholder;

(2)	changes the manner of calculating the interest of any noteholder without the consent of each affected noteholder;

(3)	reduces the percentage of the outstanding principal balance of the notes required to consent to any amendment, without the consent of each affected noteholder; or

(4)

adversely affects the rating of any series or class by each rating agency, without the consent of noteholders representing more than 66 2/3% of the then-outstanding principal balance of the notes of each affected series or class.

For purposes of clause (1) above, changes in early amortization events or events of default that decrease the likelihood of the occurrence of those events will not be considered delays in the timing of distributions.

In no event may any amendment to the transfer and servicing agreement adversely affect in any material respect the interests of any credit enhancement provider without the consent of that credit enhancement provider.

Trust Agreement

The trust agreement may be amended by us and the owner trustee, without the consent of the indenture trustee or the noteholders of any series to cure any ambiguity, to correct or supplement any provisions of the trust agreement or to add any other provisions concerning matters or questions raised under the trust agreement that are not inconsistent with the provisions of the trust agreement, so long as the amendment does not materially and adversely affect the interests of any noteholder, as evidenced by an officer’s certificate delivered by us to the owner trustee. In addition, the trust agreement may be amended by us and the owner trustee if the Rating Agency Condition is satisfied and we have delivered an officer’s certificate to the effect that the amendment will not materially and adversely affect the interests of any noteholder and an opinion of counsel has been provided to the indenture trustee and the owner trustee indicating that such amendment will not cause the issuing entity to be classified as an association (or a publicly traded partnership) taxable as a corporation for United States federal income tax purposes.

The trust agreement may also be amended by us and the owner trustee, without the consent of the indenture trustee or the noteholders of any series to add, modify or eliminate any provisions necessary or advisable in order to enable the issuing entity or any portion of the issuing entity to avoid the imposition of state or local income or franchise taxes of the issuing entity’s property or income. However, we may not amend the trust agreement as described in this paragraph unless (i) we deliver to the indenture trustee and owner trustee a certificate of an authorized officer stating that the proposed amendment meets the requirements of this paragraph and (ii) the Rating Agency Condition is satisfied.

The amendments that we may make pursuant to the preceding paragraph without the consent of the noteholders of any series may include the addition of one or more persons, other than us, as transferors of receivables to the issuing entity.

The trust agreement may also be amended by us and the owner trustee with the consent of the indenture trustee and noteholders representing not less than 66 2/3% of the then-outstanding principal balance of the notes. However, without the consent of all noteholders, no amendment to the trust agreement may increase or reduce in any manner the amount of, or accelerate or delay the timing of, distributions that are required to be made for the benefit of the noteholders or reduce the percentage of the outstanding principal balance of the notes, the holders of which are required to consent to any amendment. Additionally, an opinion of counsel shall be provided to the owner trustee and indenture trustee indicating that such amendment will not cause the issuing entity to be classified as an association (or a publicly traded partnership) taxable as a corporation for United  States federal income tax purposes.

Receivables Purchase Agreement

The receivables purchase agreement may be amended without the consent of the noteholders. However, no amendment may adversely affect in any material respect the interests of the securityholders. If World Financial Network Credit Card Master Trust is terminated, the parties to the receivables purchase agreement will not be permitted to amend the purchase price for receivables or change any obligation of us or the bank under the receivables purchase agreement unless the Rating Agency Condition is satisfied.

Indenture

The issuing entity[, the calculation agent] and the indenture trustee may, without the consent of any noteholders but with prior written notice to each rating agency, enter into one or more supplemental indentures for any of the following purposes:

•

to correct or enhance the description of any property subject to the lien of the indenture, or to take any action that will enhance the indenture trustee’s lien under the indenture, or to add to the property pledged to secure the notes;

•	to reflect the agreement of another person to assume the role of the issuing entity;

•	to add to the covenants of the issuing entity, for the benefit of the noteholders, or to surrender any right or power of the issuing entity;

•	to transfer or pledge any property to the indenture trustee;

•

to cure any ambiguity, to correct or supplement any provision in the indenture or in any supplemental indenture that may be inconsistent with any other provision in the indenture or in any supplemental indenture or to make any other provisions concerning matters arising under the indenture as long as that action would not adversely affect the interests of the noteholders and would not be inconsistent with the other transaction documents;

•

to appoint a successor to the indenture trustee [or the calculation agent] with respect to the notes and to add to or change any of the provisions of the indenture to allow more than one indenture trustee [or calculation agent] to act under the indenture;

•	to modify, eliminate or add to the provisions of the indenture as necessary to qualify the indenture under the Trust Indenture Act of 1939, or any similar federal statute later enacted; or

•	to permit the issuance of one or more new series of notes under the indenture.

The issuing entity[, the calculation agent] and the indenture trustee may also, without the consent of any noteholders, enter into one or more supplemental indentures to amend the indenture, upon:

(1)	satisfaction of the Rating Agency Condition;

(2)

our certification to the effect that, in the reasonable belief of the certifying officer, (i) all requirements for such amendment contained in the indenture have been met and (ii) the action will not (A) cause an early amortization event or an event of default or (B) materially and adversely affect the amount or timing of payments to be made to the noteholders of any series or class; and

(3)	the issuing entity will have received an opinion of counsel to the effect that for United States federal income tax purposes:

(a)	the transaction will not adversely affect the tax characterization as debt of notes of any outstanding series or class that were characterized as debt at the time of their issuance;

(b)	the transaction will not cause the issuing entity to be deemed to be an association or publicly traded partnership taxable as a corporation; and

(c)	the transaction will not cause or constitute an event in which gain or loss would be recognized by any noteholder.

The issuing entity[, the calculation agent] and the indenture trustee may also, without the consent of the noteholders of any series or the credit enhancement providers for any series, enter into one or more supplemental indentures to add, modify or eliminate any provisions necessary or advisable in order to enable the issuing entity or any portion of the issuing entity to avoid the imposition of state or local income or franchise taxes on the issuing entity’s property or its income. Prior to any amendment described in this paragraph, (i) we must deliver to the indenture trustee[, the calculation agent] and the owner trustee a certificate of an authorized officer stating that the proposed amendment meets the requirements of the preceding paragraph and this paragraph and (ii) the Rating Agency Condition is satisfied. In addition, no amendment described in this paragraph may affect the rights, duties or obligations of the indenture trustee[, the calculation agent] or the owner trustee under the indenture.

The amendments that we may make pursuant to the preceding paragraph without the consent of the noteholders may include the addition or sale of receivables into the trust portfolio.

The issuing entity[, the calculation agent] and the indenture trustee will not, without prior notice to each rating agency and the consent of each noteholder affected, enter into any supplemental indenture to:

•

change the date of payment of any installment of principal of or interest on any note or reduce the principal amount of a note, the note interest rate or the redemption price of the note or change any place of payment where, or the currency in which, any note is payable;

•	impair the right to institute suit for the enforcement of specified payment provisions of the indenture;

•

reduce the percentage of the aggregate principal amount of the notes of any series, whose consent is required (a) for execution of any supplemental indenture or (b) for any waiver of compliance with specified provisions of the indenture or of some defaults under the indenture and their consequences provided in the indenture;

•

reduce the percentage of the aggregate outstanding amount of the notes required to direct the indenture trustee to sell or liquidate the trust assets if the proceeds of the sale would be insufficient to pay the principal amount and interest due on those notes;

•

decrease the percentage of the aggregate principal amount of the notes required to amend the sections of the indenture that specify the percentage of the principal amount of the notes of a series necessary to amend the indenture or other related agreements;

•	modify provisions of the indenture prohibiting the voting of notes held by the issuing entity, any other party obligated on the notes, us, or any of their affiliates; or

•

permit the creation of any lien superior or equal to the lien of the indenture with respect to any of the collateral for any notes or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on the collateral or deprive any noteholder of the security provided by the lien of the indenture.

The issuing entity[, the calculation agent] and the indenture trustee may otherwise, upon satisfaction of the Rating Agency Condition and with the consent of noteholders holding more than 66 2/3% of the then-outstanding principal balance of the notes of each series adversely affected, enter into one or more supplemental indentures to add provisions to or change in any manner or eliminate any provision of the indenture or to change the rights of the noteholders under the indenture.

In determining whether the noteholders holding the requisite percentage of the then-outstanding principal balance of the notes have given any consent, request, demand, authorization, direction, notice, or waiver under the indenture, notes owned by the issuing entity, any other party obligated on the notes, us, the bank, or any of their affiliates shall be disregarded and deemed not to be outstanding.

[Notwithstanding anything under this heading to the contrary, to the extent permitted by Trust Indenture Act of 1939, as amended, the indenture supplement (or any related terms document) may be amended by the issuing entity without the consent of the indenture trustee, the owner trustee, any noteholder or any other person and without satisfying any other amendment provisions of the indenture or in any other transaction document solely in connection with any [SOFR][Alternative Benchmark] Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any Benchmark Replacement Conforming Changes to be made by the [issuing entity (or servicer on its behalf)]; provided, that the issuing entity (or the servicer on its behalf) has delivered notice of such amendment to each nationally recognized statistical rating organization hired to rate the Class [_] notes, the indenture trustee and the calculation agent on or prior to the date such amendment is executed; provided, further, that any such [SOFR][Alternative Benchmark] Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes shall not affect the owner trustee’s, indenture trustee’s, calculation agent’s or note registrar’s rights, indemnities or obligations without the owner trustee’s, indenture trustee’s, calculation agent’s or note registrar’s consent, respectively. For the avoidance of doubt, any [SOFR][Alternative Benchmark] Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any amendment to the indenture may be retroactive (including retroactive to the Benchmark Replacement Date) and the indenture may be amended more than once in connection with any [SOFR][Alternative Benchmark] Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes.]

Pooling and Servicing Agreement

The pooling and servicing agreement and any series supplement to the pooling and servicing agreement may be amended by us, the servicer and the trustee for World Financial Network Credit Card Master Trust, without the consent of certificateholders of any series, to cure any ambiguity, to correct or supplement any provisions which may be inconsistent with any other provisions of the pooling and servicing agreement, to issue a supplemental certificate in exchange for any transferor certificate, the assumption by another entity of the transferor’s obligations under the pooling and servicing agreement or to add any other provisions which would not be inconsistent with the pooling and servicing agreement if the amendment would not adversely affect the interests of the certificateholders in any material respect and the following conditions are satisfied:

•

we deliver to the trustee a certificate of an authorized officer stating that, in our reasonable belief, the amendment will not adversely affect in any material respect the interests of any certificateholder;

•	the Rating Agency Condition is satisfied; and

•	we deliver an opinion relating to the tax consequences of the amendment.

The amendments that we may make without the consent of the certificateholders of any series or the credit enhancement providers for any series may include the addition or sale of receivables or participation interests in the trust portfolio.

The pooling and servicing agreement may also be amended by us, the servicer and the trustee for World Financial Network Credit Card Master Trust, with the consent of certificateholders representing not less than 66 2/3% of the aggregate invested amount of all series adversely affected by the amendment, and, unless the Rating Agency Condition is satisfied, of each class of each such series, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the pooling and servicing agreement or any series supplement or of modifying in any manner the rights of the certificateholders. Even with the consent of the investor certificateholders and the written confirmation from the rating agencies described in the preceding sentence, no amendment may occur if it:

(1)

reduces the amount of, or delays the timing of, any distributions to be made to certificateholders of any series or the amount available under any credit enhancement without the consent of each affected certificateholder;

(2)

changes the manner of calculating the invested amounts and allocation percentages for any series or changes the manner of allocating defaulted receivables to any series without the consent of each affected certificateholder; or

(3)	reduces the percentage of undivided interests the holders of which are required to consent to any amendment, without the consent of each affected certificateholder.

Administration Agreement

The administration agreement may be amended by the trust and the administrator with the consent of the owner trustee (as owner trustee and in its individual capacity), so long as such amendment does not materially and adversely affect the interests of any noteholder or any beneficial owner of the issuing entity.

The administration agreement may also be amended by the trust and the administrator with the consent of the owner trustee (as owner trustee and in its individual capacity), the noteholders representing not less than 66 2/3% of the then-outstanding principal balance of the notes and us. However, without the consent of all noteholders, no amendment to the administration agreement may increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the receivables or distributions that are required to be made for the benefit of the noteholders or reduce the percentage of the outstanding principal balance of the notes, the holders of which are required to consent to any amendment.

Maturity Considerations

Series 20[_]-[_] will always be in one of three periods — the revolving period, the controlled accumulation period or the early amortization period. Unless an early amortization event occurs [or the collateral amount does not equal the aggregate principal amount of your series by the end of the funding period], each class of the Series 20[_]-[_] notes will not receive payments of principal until the expected principal payment date for the Series 20[_]-[_] notes. The expected principal payment date for the Series 20[_]-[_] notes will be the [_] [_] distribution date. [If the Series 20[_]-[_] collateral amount is not increased so that it equals the principal amount of the Series 20[_]-[_] notes by the end of the funding period, any amount remaining in the prefunding account will be paid to the holders of the Class A, Class M, Class B[,] [and] [Class C] [and Class D] notes, pro rata, based on the initial principal amount of each class. See “Description of Series Provisions—Pre-Funding Account and Funding Period.”] We expect the issuing entity to have sufficient funds to pay the full principal amount of the Series 20[_]-[_] notes on the expected principal payment date. However, if an early amortization event occurs, principal payments for any class may begin prior to the expected principal payment date.

Controlled Accumulation Period

During the controlled accumulation period, principal allocated to the Series 20[_]-[_] noteholders will accumulate in the principal accumulation account in an amount calculated to pay the Series 20[_]-[_] notes in full on their expected principal payment date. We expect, but cannot assure you, that the amounts available in the principal accumulation account on the expected principal payment date for the Series 20[_]-[_] notes will be sufficient to pay in full the outstanding principal amount of the Series 20[_]-[_] notes. If there are not sufficient funds on deposit in the principal accumulation account to pay the Series 20[_]-[_] notes in full on their expected principal payment date, an early amortization event will occur and the early amortization period will begin.

Early Amortization Period

If an early amortization event occurs during either the revolving period or the controlled accumulation period, the early amortization period will begin. If an early amortization event occurs during the controlled accumulation period, on the next distribution date any amount on deposit in the principal accumulation account will be paid[:]

•	[first] to the Class A noteholders, up to the outstanding principal amount of the Class A notes[;][.]

•	[second to the Class M noteholders, up to the outstanding principal amount of the Class M notes; [and][.]]

•	[third to the Class B noteholders, up to the outstanding principal amount of the Class B notes; [and][.]]

•	[fourth to the Class C noteholders, up to the outstanding principal amount of the Class C notes[; and][.]]

•	[fifth to the Class D noteholders, up to the outstanding principal amount of the Class D notes.]

In addition, if the outstanding principal amount of the notes has not been paid in full, the issuing entity will continue to pay principal [in the priority noted above] to the noteholders on each distribution date during the early amortization period until the Series 20[_]-[_] final maturity date, which is the [_] [_] distribution date. [No principal will be paid on the Class M notes until the Class A notes have been paid in full, no principal will be paid on the Class B notes until the Class A and Class M notes have been paid in full, no principal will be paid on the Class C notes until the Class A, Class M and Class B notes have been paid in full[, and no principal will be paid on the Class D notes until the Class A, Class M, Class B and Class C notes have been paid in full].] [Except as described under “Description of Series Provisions—Credit Enhancement—Spread Account,” no principal will be paid on the Class C notes until the Class A, the Class M and the Class B notes have been paid in full.]

Payment Rates

The payment rate on the receivables is the most important factor that will determine the size of principal payments during an early amortization period and whether the issuing entity has funds available to repay the notes on the expected principal payment date. The following Cardholder Monthly Payment Rates table sets forth the highest and lowest cardholder monthly payment rates on the credit card accounts during any month in the periods shown and the average cardholder monthly payment rates for all months in the periods shown, in each case calculated as a percentage of average total receivables for each month during the periods shown. Payment rates shown in the table are based on amounts that would be deemed payments of principal receivables and finance charge receivables with respect to the accounts.

Although we have provided historical data concerning the payment rates on the receivables, because of the factors described in this prospectus under “Risk Factors,” we cannot provide you with any assurance that the levels and timing of payments on receivables in the trust portfolio from time to time will be similar to the historical experience described in the following table or that deposits into the principal accumulation account or the distribution account, as applicable, will be in accordance with the applicable controlled accumulation amount. The servicer may shorten the controlled accumulation period and, in that event, we cannot provide any assurance that there will be sufficient time to accumulate all amounts necessary to pay the outstanding principal amounts of the Series 20[_]-[_] notes on the expected principal payment date.

The composition of the trust portfolio is expected to change over time, including as a result of the addition of new accounts and as a result of the removal of accounts under certain circumstances. See “Risk Factors—Risks relating to the bank’s credit card business—Termination of certain credit card programs could lead to a reduction of receivables in the trust.” The future performance of the receivables in the trust portfolio may be different from the historical performance set forth below.

Cardholder Monthly Payment Rates

Trust Portfolio

	[_] Months Ended [_],	Year Ended December 31,
	20[_]	20[_]	20[_]	20[_]
Lowest Month
Highest Month
Monthly Average

We cannot assure you that the cardholder monthly payment rates in the future will be similar to the historical experience set forth above. In addition, the amount of collections of receivables may vary from month to month due to seasonal variations, general economic conditions and payment habits of individual cardholders.

Reduced Principal Allocations

We may request a reduction to the allocation percentage used to determine your series’ share of principal collections. However, the reduction will only be permitted upon satisfying the following conditions:

•	written notice delivered to the indenture trustee and the servicer;

•	the Rating Agency Condition is satisfied; and

•	we certify that in our reasonable belief, the reduction will not cause an early amortization event with respect to Series 20[_]-[_].

Legal Proceedings

[There are no legal proceedings pending, or any proceedings known to be contemplated by governmental authorities, against the sponsor, the originator, the servicer, the depositor, the indenture trustee, the owner trustee or the issuing entity, or of which any property of the foregoing is the subject, that are material to noteholders.]

[If applicable for any takedown: Describe briefly any legal proceedings pending against the sponsor, the depositor, indenture trustee, owner trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1100(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is subject, that is material to noteholders, and similar information as to any proceedings known to be contemplated by governmental authorities.]

Certain Relationships and Related Transactions

As described in the disclosure above relating to the sponsor, the servicer (which also acts as administrator), the issuing entity, World Financial Network Credit Card Master Trust and us (the depositor), these entities are affiliates and engage in transactions with each other involving securitizations of assets similar to the receivables, including public offerings and private placements of asset-backed securities. The transactions among us and our affiliates that are material to investors relate to the securitization activities described in this prospectus, and those transactions are described throughout this prospectus.

[Describe if so, and how, the sponsor, depositor or issuing entity is an affiliate of any servicer contemplated by Item 1108(a)(3) of Regulation AB, trustee, originator contemplated by Item 1110 of Regulation AB, significant obligor contemplated by Item 1112 of Regulation AB or enhancement or support provider contemplated by Items 1114 or 1115 of Regulation AB or any other material parties related to the notes contemplated by Item 1101(d)(1) of Regulation AB.]

[Describe, if applicable: (1) any business relationship, agreement, arrangement, transaction or understanding that is entered into outside the ordinary course of business or is on terms other than would be obtained in an arm’s length transaction with an unrelated third party, apart from this asset-backed securities transaction, between the sponsor, us and the issuing entity and any of the parties described in paragraphs (a)(1) through (a)(6) of Item 1119 of Regulation AB, or any affiliates of such parties, that currently exists or that existed during the past two years and that is material to an investor’s understanding of the notes; and (2) to the extent material, any specific relationships involving or relating to this asset-backed securities transaction or the assets of the issuing entity, between the sponsor, us or the issuing entity and any of the parties in paragraphs (a)(1) through (a)(6) of Item 1119 of Regulation AB, or any affiliates of such parties, that currently exists or that existed during the past two years.]

The nature of the affiliations among the sponsor, the servicer, the issuing entity, World Financial Network Credit Card Master Trust and us is illustrated in the chart below.

Ownership of Transaction Parties Included in the

Bread Financial Holdings Affiliated Group

None of the indenture trustee, the trustee for World Financial Network Credit Card Master Trust, the asset representations reviewer[, the enhancement or support provider] or the owner trustee are affiliated with us or the sponsor or the servicer. The indenture trustee, the trustee for World Financial Network Credit Card Master Trust, the asset representations reviewer[, the enhancement or support provider], the owner trustee and their respective affiliates may, from time to time, engage in arm’s-length transactions with us, the sponsor or the servicer, which are distinct from their respective role as indenture trustee, trustee, asset representations reviewer[, enhancement or support provider] or owner trustee, as applicable.

Federal Income Tax Consequences

General

The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of the notes offered by this prospectus. The following summary has been prepared and reviewed by Orrick, Herrington & Sutcliffe LLP as special tax counsel to the issuing entity. The summary is based on the Internal Revenue Coe of 1986, as amended (the “Code”), as of the date hereof, and existing final, temporary and proposed Treasury Regulations promulgated pursuant thereto, revenue rulings and other administrative releases and pronouncements, and judicial decisions, all of which are subject to prospective and retroactive changes. The summary is addressed only to original purchasers of the notes that are unrelated to the issuing entity, deals only with notes held as capital assets within the meaning of Section 1221 of the Code and, except as specifically set forth below, does not address the tax consequences of acquiring, holding or disposing of notes that may be relevant to investors in light of their own investment circumstances or their special tax situations, for example:

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	dealers in securities;

•	tax-exempt organizations;

•

holders that will hold the offered notes as a position in a “straddle” for tax purposes or as a part of a “synthetic security,” “conversion transaction” or other integrated investment comprised of the offered notes, and one or more other investments;

•	persons that have a “functional currency” other than the United States dollar;

•	accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements pursuant to Section 451(b) of the Code;

•	trusts and estates; and

•	pass-through entities, the equity holders of which are any of the foregoing.

For purposes of the following discussion, the term “U.S. Holder” means a beneficial owner of a note that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity subject to U.S. federal income taxation as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust or for which a valid election is in effect to be treated as a United States person (within the meaning of Section 7701(a)(30) of the Code). The term “Non-U.S. Holder” means a beneficial owner of a note other than a U.S. Holder or an entity treated as a partnership for United States federal income tax purposes. For the purposes of this discussion, U.S. Holders and Non-U.S. Holders are referred to collectively as “Holders.”

Special rules, not addressed in this discussion, may apply to persons purchasing notes through entities or arrangements treated for United States federal income tax purposes as partnerships, and any such partnership purchasing notes and persons through such a partnership should consult their own tax advisors in that regard.

Further, this discussion does not address alternative minimum tax consequences, consequences under United States federal non-income tax laws, or any tax consequences to holders of interests in a Holder. Special tax counsel to the issuing entity will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that the following summary of United States federal income tax consequences is correct in all material respects. An opinion of special tax counsel to the issuing entity, however, is not binding on the Internal Revenue Service (the “IRS”) or the courts, and no ruling on any of the issues discussed below will be sought from the IRS. In addition, no transaction closely comparable to the purchase of the notes has been the subject of any Treasury Regulation, revenue ruling or judicial decision. Accordingly, we suggest that persons considering the purchase of notes consult their own tax advisors with regard to the United States federal income tax consequences of an investment in the notes and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

Tax Classification of the Issuing Entity and the Notes

Treatment of the Issuing Entity as an Entity Not Subject to Tax. On the closing date, special tax counsel to the issuing entity will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury Regulation, revenue ruling or judicial decision, neither World Financial Network Credit Card Master Trust nor the issuing entity will be classified as an association or as a publicly traded partnership taxable as a corporation for United States federal income tax purposes. However, as discussed above, this opinion is not binding on the IRS and no assurance can be given that this classification will prevail.

The precise tax classification of the issuing entity for United States federal income tax purposes is not certain. It might be viewed as merely holding assets on our behalf as collateral for notes issued by us. On the other hand, the issuing entity could be viewed as a separate entity for United States federal income tax purposes issuing its own notes. This distinction may have a significant tax effect on particular Holders as stated below under “—Possible Alternative Classifications.”

Treatment of the Notes as Debt. On the closing date, special tax counsel to the issuing entity will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury Regulation, revenue ruling or judicial decision, the notes (other than such notes beneficially owned by the issuing entity or the single beneficial owner of the issuing entity for United States federal income tax purposes) will be characterized as debt for United States federal income tax purposes. However, as noted above, opinions of counsel are not binding on the IRS, and there can be no assurance that the IRS could not successfully challenge this conclusion. The issuing entity agrees by entering into the Indenture, and the Holders agree by their purchase and holding of notes, to treat the notes as debt for United States federal, state and local income and franchise tax purposes.

Possible Alternative Classifications. If, contrary to the opinion of special tax counsel to the issuing entity, the IRS successfully asserted that a series or class of notes did not represent debt for United States federal income tax purposes, it could find that the arrangement created by the pooling and servicing agreement and the related indenture supplement constitutes a partnership that could be treated as a “publicly traded partnership” taxable as a corporation. We currently do not intend to comply with the United States federal income tax reporting requirements that would apply with respect to any series or class of notes if any series or class of notes were treated as interests in a partnership or corporation.

If the pooling and servicing agreement and the related indenture supplement are treated as creating a partnership between us and the Holders, the partnership itself generally would not be subject to United States federal income tax (unless it were to be characterized as a publicly traded partnership taxable as a corporation); rather, the partners of such partnership, including the Holders of any class of notes treated as equity in such partnership, would be taxed individually on their respective distributive shares of the partnership’s income, gain, loss, deductions and credits.

Treatment of a Holder as a partner could have adverse tax consequences to certain Holders. For example, Non-U.S. Holders (x) generally could be subject to United States federal income tax and United States federal income tax return filing and withholding requirements with respect to their investment in the recharacterized notes, and (y) could be subject to a withholding of tax on purchase price paid to them in the event of a disposition of the recharacterized note. Further, a portion of any income derived in respect of a note could constitute “unrelated business taxable income” to tax-exempt Holders. Further, individual Holders might be subject to limitations on their ability to deduct their share of the partnership’s expenses to the extent such partnership expenses were treated as investment expenses; on the other hand, to the extent the partnership expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to a Holder may be limited under the rules of Section 163(j) of the Code. The result of the differences in tax treatment noted above might cause an individual Holder to be taxed on a greater amount of income than the stated rate on the notes. In addition, the audit rules for partnerships generally require taxes arising from audit adjustments to be paid by the entity rather than by its partners or members unless an entity elects otherwise. It is unclear to what extent these elections will be available to such partnership and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such election.

If it were determined that the transactions contemplated by the pooling and servicing agreement and related indenture supplement created an entity classified as a publicly traded partnership taxable as a corporation, such entity would be subject to United States federal income tax at the corporate income tax rate on the income it derives from the receivables and the issuing entity would not be able to reduce its taxable income by deductions for interest expense on notes recharacterized as equity. Such classification could materially reduce cash available to make payments on the notes; further, Holders might not be entitled to any dividends received deduction in respect of payments of interest on notes treated as dividends.

In addition, even if the notes are respected as debt, the issuing entity is also able to issue other securities which may be treated as debt or as equity interests in the issuing entity. The issuance of additional securities requires the delivery of a new opinion of counsel generally to the effect that the new issuance will not cause the issuing entity to become taxable as a separate entity for United States federal income tax purposes; however, the new opinion would not bind the IRS, and the issuing entity could become a taxable entity as a result of the new issuance, potentially diminishing cash available to make payments on the notes. We suggest that prospective investors consult with their own tax advisors with regard to the consequences of each of the possible alternative characterizations to them in their particular circumstances. The following discussion assumes that the characterization of the notes as debt is correct.

Consequences to Holders of the Offered Notes

Interest and Original Issue Discount. In general, stated interest on a note will be includible in gross income as it accrues or is received in accordance with a U.S. Holder’s usual method of tax accounting for United States federal income tax purposes. Interest received on the notes may also constitute “investment income” for purposes of certain limitations of the Code concerning the deductibility of investment interest expense. It is possible that one or more classes of notes will be issued with original issue discount within the meaning of Section 1273 of the Code. If a class of notes is issued with original issue discount, the provisions of Sections 1271 through 1273 and 1275 of the Code will apply to those notes. Under those provisions, a U.S. Holder of a note issued with original issue discount—including a cash basis U.S. Holder—generally would be required to include the original issue discount on such note in income for United States federal income tax purposes on a constant yield basis, resulting in the inclusion of original issue discount in income in advance of the receipt of cash attributable to that income. In general, a note will be treated as having original issue discount to the extent that its “stated redemption price” exceeds its “issue price” by an amount equal to or in excess of a de minimis amount calculated by multiplying 0.25 percent by the weighted average life of the note, determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment. Under Section 1272(a)(6) of the Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. No regulations have been issued interpreting those provisions, and the manner in which those provisions would apply to the notes is unclear, but the application of Section 1272(a)(6) could affect the rate of accrual of original issue discount and could have other consequences to U.S. Holders. Additionally, the IRS could take the position based on Treasury Regulations that none of the interest payable on a note is “unconditionally payable” and hence that all of such interest should be included in the note’s stated redemption price at maturity. If sustained, such treatment should not significantly affect tax liabilities for most U.S. Holders, but prospective U.S. Holders should consult their own tax advisors concerning the impact to them in their particular circumstances. We intend to take the position that interest on the notes constitutes “qualified stated interest” and that the above consequences do not apply.

Market Discount. U.S. Holders should be aware that the resale of offered notes may be affected by the market discount provisions of the Code. The market discount rules generally provide that, subject to a de minimis exception, if a U.S. Holder of a note acquired it at a market discount (i.e., at a price below its stated redemption price at maturity or its “adjusted issue price” if it was issued with original issue discount) and thereafter recognizes gain upon a disposition of the note, the lesser of such gain or the portion of the market discount that accrued while the note was held by such U.S. Holder will be treated as ordinary interest income realized at the time of the disposition. A taxpayer may elect to include market discount currently in gross income in taxable years to which it is attributable, computed using either a ratable accrual method or a yield to maturity method. If made, such election will apply to all market discount bonds acquired by such U.S. Holder on or after the first day of the first taxable year to which such election applies. In addition, the Treasury Regulations permit a U.S. Holder to elect to accrue all interest and discount (including de minimis market discount or original issue discount) in income as interest, and to amortize premium, based on a constant yield method. If such an election were made with respect to a note with market discount, the U.S. Holder would be deemed to have made an election to include currently market discount in income with respect to all other debt instruments having market discount that such U.S. Holder acquires during the taxable year of the election or thereafter, and possibly previously acquired instruments. This election may not be revoked without the consent of the IRS. The market discount rules may also cause the deferral of interest deductions on debt incurred to acquire market discount obligations.

Bond Premium. A subsequent U.S. Holder who purchases a note at a premium may elect to amortize and deduct this premium over the remaining term of the note in accordance with rules set forth in Section 171 of the Code. A U.S. Holder that makes this election for a note that is acquired at a premium would be deemed to make an election to amortize bond premium with respect to all debt instruments having amortizable bond premium that such U.S. Holder owns or acquires. This election may not be revoked without the consent of the IRS.

Disposition of the Notes; Defeasance. Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. Holder of the note generally will recognize taxable gain or loss for United States federal income tax purposes in an amount equal to the difference between (a) the amount realized on the disposition, other than that part of the amount attributable to, and taxable as, accrued interest not previously included in income and (b) the U.S. Holder’s adjusted tax basis in the note. A taxable exchange of a note could also occur as a result of our substitution of money or investments for the receivables in the trust portfolio. See “Description of the Notes—Defeasance” in this prospectus. The U.S. Holder’s adjusted tax basis in the note generally will equal the cost of the note to that U.S. Holder, increased by any original issue discount or market discount previously included in income by that U.S. Holder with respect to the note, and decreased by any deductions previously allowed for amortizable bond premium and by the amount of any payments of principal or original issue discount previously received by that U.S. Holder with respect to its note. Subject to the market discount rules discussed above, any related gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if at the time of sale the note has been held for more than one year. The maximum ordinary income rate for individuals, estates, and trusts exceeds the maximum long-term capital gains rate for such taxpayers. In addition, any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains and may be used by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Medicare Tax. A Medicare related surtax of 3.8% is imposed on the “net investment income” of certain United States individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions.

Non-U.S. Holders. The following information describes the United States federal income tax treatment if the notes are treated as debt to an investor that is a Non-U.S. Holder. Some Non-U.S. Holders, including certain residents of certain United States possessions or territories, may be subject to special rules not discussed in this summary.

Subject to the discussion below regarding backup withholding and FATCA, interest, including original issue discount, if any, paid to a Non-U.S. Holder on a note will not be subject to withholding of United States federal income tax, provided that:

•

the interest payments are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and such Non-U.S. Holder submits a properly executed IRS Form W-8ECI (or applicable successor form); or

•

the Non-U.S. Holder is not, for United States federal income tax purposes, actually or constructively a “10 percent shareholder” of us or the issuing entity, a “controlled foreign corporation” with respect to which we or the issuing entity is a “related person” within the meaning of the Code, or a bank extending credit under a loan agreement entered into in the ordinary course of its trade or business, and, under current Treasury Regulations, either (i) the beneficial owner represents that it is a Non-U.S. Holder and provides its name and address to us or our paying agent on a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or applicable successor form), or a suitable substitute form, signed under penalties of perjury; or (ii) if a note is held through a securities clearing organization or other financial institution, as is expected to be the case unless definitive notes are issued, the organization or financial institution certifies to us or our paying agent under penalties of perjury that it has received an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or applicable successor form) or a suitable substitute form from the Non-U.S. Holder or from another qualifying financial institution intermediary, and provides a copy to us or our paying agent.

If these exceptions do not apply to a Non-U.S. Holder, interest, including original issue discount, if any, paid to such Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% gross rate. Such Non-U.S. Holder may, however, be able to claim the benefit of a reduced withholding tax rate under an applicable income tax treaty. The required information for claiming treaty benefits is generally submitted, under current Treasury Regulations, on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or applicable successor form). Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof. We suggest that Non-U.S. Holders consult their own tax advisors concerning the impact to them, if any, of those procedures.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will be exempt from United States federal income tax and withholding tax, provided that (i) the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, and (ii) in the case of an individual Non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year in which the sale, redemption, retirement or other taxable disposition occurs.

If the interest or gain on the note is effectively connected with the conduct of a trade or business within the United States, then although the Non-U.S. Holder will be exempt from the withholding of tax previously discussed if an appropriate statement is provided, such Non-U.S. Holder generally will be subject to United States federal income tax on the interest, including original issue discount, if any, or gain at applicable graduated federal income tax rates. In addition, if a Non-U.S. Holder is a foreign corporation, such foreign corporation may be subject to a branch profits tax equal to 30% of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for certain items, unless such foreign corporation qualifies for a lower rate under an applicable tax treaty.

Backup Withholding. Payments of principal and interest, as well as payments of proceeds from the sale, retirement or disposition of a note, may be subject to United States federal “backup withholding” tax under Section 3406 of the Code if a Holder fails to furnish its taxpayer identification number, fails to report interest, dividends or other “reportable payments” (as defined in the Code) properly, or under certain circumstances fails to provide a certified statement, under penalty of perjury, that it is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts deducted and withheld would be allowed as a credit against the recipient’s United States federal income tax if appropriate proof is provided under rules established by the IRS. Furthermore, penalties may be imposed by the IRS on a recipient of payments that is required to supply information but does not do so in the proper manner. Backup withholding will not apply with respect to payments made to exempt recipients. Holders of the notes are urged to consult their own tax advisors regarding the rates of the backup withholding, their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Information returns will be sent annually to the IRS and to each Holder setting forth the amount of interest paid (and original issue discount accrued, if any) on the notes and the amount of tax withheld thereon.

FATCA. Sections 1471 through 1474 of the Code (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) impose a withholding tax at a gross rate of 30 percent on interest income (including OID) on debt instruments of U.S. issuers and (subject to the caveat below) the gross proceeds of a disposition of such debt instruments paid to a foreign financial institution, including where such foreign financial institution holds such debt instruments as an intermediary, unless such institution (i) enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners), (ii) is resident in a jurisdiction the government of which has entered into an intergovernmental agreement relating to FATCA with the U.S. and complies with any applicable laws resulting from such intergovernmental agreement or (iii) is otherwise exempt from this withholding tax. FATCA also generally imposes such withholding tax on payments of interest and gross proceeds to a non-financial foreign entity unless such entity provides the withholding agent with certain certification or information relating to U.S. ownership of the entity. Proposed Treasury Regulations eliminate withholding under FATCA on gross proceeds from a sale or other disposition of a debt instrument. Pursuant to these proposed regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until the final regulations are issued. In addition, certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that payments to foreign financial institutions or non-financial foreign entities in those countries will be subject to FATCA withholding, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding U.S. debt instruments through financial institutions in) those countries.

Prospective investors should consult their own tax advisors regarding the possible implications of FATCA in their particular circumstances.

The United States federal income tax discussion set forth above may not be applicable depending upon a Holder’s particular tax situation, and does not purport to address the issues described with the degree of specificity that would be provided by a taxpayer’s own tax advisor. We suggest that prospective purchasers consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and the possible effects of changes in federal tax laws.

State and Local Tax Consequences

The discussion above does not address the taxation of the issuing entity or the tax consequences of the purchase, ownership or disposition of an interest in the notes under any state or local tax law. The activities to be undertaken in originating the receivables and servicing and collecting the receivables may occur in places throughout the United States and, therefore, may give rise to a taxable nexus where the originator and servicer carry on their activities and where the obligors on the accounts are located. Accordingly, many different tax regimes may apply to the issuing entity (and World Financial Network Credit Card Master Trust) and the holders of the notes including the jurisdictions in which the holder is taxable, the originator and servicer carry on their activities, and the obligors on the accounts and receivables are located. Additionally, it is possible a state or local jurisdiction may assert its right to impose tax, or a withholding obligation, on the issuing entity (or World Financial Network Credit Card Master Trust) with respect to its income related to receivables collected from obligors located in (or with respect to its activities within) such jurisdiction, or with respect to other business taxes. If a noteholder is treated as an equity-owner, a state may require such noteholder (including non-resident holders) to file state income tax returns with the state pertaining to income from receivables collected from customers located in such state (and may require withholding on related income). Certain states have also recently enacted partnership audit rules that correspond with the audit rules that now apply to partnerships for United States federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. We suggest that each investor consult its own tax advisor regarding state and local tax consequences.

Certain Considerations for ERISA and Other U.S. Benefit Plans

Subject to the following considerations, the notes offered hereunder are eligible for acquisition by persons investing assets of employee benefit plans or individual retirement accounts.

Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code prohibit pension, profit-sharing or other employee benefit plans subject to Title I of ERISA, individual retirement accounts, Keogh plans, and other plans subject to Section 4975 of the Code and entities deemed to hold plan assets of the foregoing (each, a “benefit plan”) from engaging in specified transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to these benefit plans. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for these persons or the fiduciaries of the benefit plan. ERISA also requires that fiduciaries of a benefit plan subject to Title I of ERISA make investments that are prudent, diversified (unless clearly prudent not to do so), and in accordance with governing plan documents. The prudence of a particular investment must be determined by the responsible fiduciary of a benefit plan by taking into account the particular circumstances of the benefit plan and all of the facts and circumstances of the notes, including but not limited to, the matters discussed under “Risk Factors” and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of the notes should the benefit plan purchase them. A fiduciary of a benefit plan should carefully review with its legal and other advisors whether the purchase or holding of the notes could give rise to a prohibited transaction or would otherwise be impermissible under ERISA or Section 4975 of the Code.

Certain transactions involving the issuing entity might be deemed to constitute or result in prohibited transactions under ERISA and Section 4975 of the Code with respect to a benefit plan that acquired notes if assets of the trust were deemed to be assets of a benefit plan or “plan assets.” Under ERISA and a regulation issued by the United States Department of Labor, as modified by Section 3(42) of ERISA (the “Regulation”), the assets of the trust would be treated as plan assets of a benefit plan for the purposes of ERISA and Section 4975 of the Code only if the benefit plan acquires an “equity interest” in the trust and none of the exceptions contained in the Regulation, are applicable. An equity interest is defined under the Regulation as an interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there can be no assurances in this regard, and there is little guidance on the subject, it is anticipated that at the time of their issuance, the notes should be treated as debt without substantial equity features for purposes of the Regulation. This determination is based upon the traditional debt features of the notes, including the reasonable expectation of purchasers or transferee of notes that the notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt characterization of the notes could change after their initial issuance if the trust incurs significant losses. This risk of recharacterization is enhanced for notes that are subordinated to other classes of securities.

However, without regard to whether the notes are treated as an equity interest for purposes of the Regulation, the acquisition or holding of the notes by or on behalf of benefit plans could be considered to give rise to a prohibited transaction if we, the issuing entity, World Financial Network Credit Card Master Trust, the sponsor, the owner trustee, the depositor, the servicer, the sub-servicer, the administrator, the indenture trustee, the underwriters or any of their respective affiliates (the “Transaction Parties”), is or becomes a party in interest or a disqualified person with respect to these benefit plans. In that case, various exemptions from the prohibited transaction rules could be applicable depending on the type and circumstances of the benefit plan fiduciary making the decision to acquire a note and the relationship of the party in interest or disqualified person to the benefit plan. Included among these exemptions are:

•	Prohibited Transaction Class Exemption 96-23, regarding transactions effected by certain “in-house asset managers”;

•	Prohibited Transaction Class Exemption 95-60, regarding transactions effected by insurance company general accounts;

•	Prohibited Transaction Class Exemption 91-38, regarding investments by bank collective investment funds;

•	Prohibited Transaction Class Exemption 90-1, regarding investments by insurance company pooled separate accounts; and

•	Prohibited Transaction Class Exemption 84-14, regarding transactions effected by “qualified professional asset managers.”

In addition to the class exemptions listed above, the Pension Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a benefit plan and a person or entity that is a party in interest or disqualified person to such benefit plan solely by reason of providing services to the benefit plan (other than a party in interest or disqualified person that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the benefit plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers or transferee that are benefit plans should consult with their advisors regarding the applicability of any such exemption.

In addition, because the Transaction Parties may receive certain benefits in connection with the sale or holding of notes, the acquisition of notes using plan assets over which any of these parties has investment authority, or renders investment advice for a fee with respect to the assets of the benefit plan, or is the employer or other sponsor of the benefit plan, might be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Code. Accordingly, notes may not be acquired using the assets of any benefit plan if any of the Transaction Parties has investment authority, or renders investment advice for a fee with respect to the assets of the benefit plan, or is the employer or other sponsor of the benefit plan, unless an applicable prohibited transaction exemption is available to cover the acquisition or holding of the notes or the transaction is not otherwise prohibited.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and certain other plans are not subject to ERISA requirements, but may be subject to laws which may impose restrictions substantially similar to the fiduciary responsibility or prohibited transaction sections of ERISA and Section 4975 of the Code (“Similar Law”). In addition, any such governmental or church plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code is subject to the prohibited transaction rules set forth in Section 503 of the Code. Accordingly, fiduciaries of governmental and non-ERISA church plans, in consultation with their legal and other advisors, should consider the requirements of applicable Similar Law and Section 503 of the Code with respect to investment in the notes, as well as general fiduciary considerations.

By your acquisition of a note (or interest in a note), you will be deemed to represent, covenant and agree that either (i) you are not acquiring and you will not hold such note (or interest therein) with the assets of (or on behalf of) a benefit plan or a plan subject to Similar Law, or (ii) your acquisition, holding and disposition of such note (or interest therein) will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of Similar Law.

If you are a fiduciary of a benefit plan or any other plan or retirement account considering the acquisition of any of the notes, we encourage you to consult your tax and legal advisors regarding the matters discussed above and other applicable legal requirements.

Underwriting

Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters named below, we have agreed to sell to the underwriters, and such underwriters have agreed to purchase, the principal amount of the notes set forth opposite its name:

Class A Underwriters	Principal Amount of Class A Notes
Total	$	[•]

	$	[•]

[Class M Underwriters	Principal Amount of Class M Notes
Total	$	[•]

	$	[•]]

[Class B Underwriters	Principal Amount of Class B Notes
Total	$	[•]

	$	[•]]

[Class C Underwriters	Principal Amount of Class C Notes
Total	$	[•]

	$	[•]]

[Class D Underwriters	Principal Amount of Class D Notes
Total	$	[•]

	$	[•]]

In the underwriting agreement, the underwriters of each class of notes offered by this prospectus have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the notes in that class if any of the notes in that class are purchased.

The [Class [M][B][C][D] notes are not being offered hereby and will be retained by the depositor. In addition, the] depositor will retain any [class of] notes [(or a portion thereof)]offered by this prospectus but not sold. No underwriting discount will be paid to the underwriters in respect of any class of notes retained by the depositor.

The underwriters of each class of notes have advised us that they propose initially to offer the notes in that class to the public at the prices set forth in this prospectus, and to dealers chosen by the underwriters at the prices set forth in this prospectus less a concession not in excess of the percentages set forth in the following table. The underwriters of each class of notes and those dealers may reallow a concession not in excess of the percentages set forth in the following table. After the initial public offering of the notes, the public offering prices and the concessions referred to in this paragraph may be changed. Additional offering expenses are estimated to be $[_].

	Class A Notes	[Class M Notes	[Class B Notes	[Class C Notes	[Class D Notes
Concessions	[•]%	[•]%	[•]%	[•]%	[•]%
Reallowances	[•]%	[•]%]	[•]%]	[•]%]	[•]%]

The underwriters will be compensated as set forth in the following table:

	Underwriter’s Discounts and Commissions	Amount per $1,000 of Principal		Total Amount
Class A Notes	[•]%	$	[•]	$	[•]
[Class M Notes	[•]%	$	[•]	$	[•]]
[Class B Notes	[•]%	$	[•]	$	[•]]
[Class C Notes	[•]%	$	[•]	$	[•]]
[Class D Notes	[•]%	$	[•]	$	[•]]

Each underwriter, severally and not jointly, has represented and agreed that:

(a)	it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any UK Retail Investor in the United Kingdom (the “UK”);

(b)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the UK.

For the purposes of subparagraph (a) above:

(i)

the expression “UK Retail Investor” means a person who is one (or more) of the following: (i) a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”), and as amended; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (such rules or regulations, as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA, and as amended; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK law by virtue of the EUWA (as amended, the “UK Prospectus Regulation”); and

(ii)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Each underwriter, severally and not jointly, has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any EU Retail Investor in the European Economic Area (the “EEA”). For these purposes:

(i)

the expression “EU Retail Investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MIFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MIFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”); and

(ii)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

We will indemnify the underwriters against the liabilities specified in the underwriting agreement, including liabilities under the Securities Act, or will contribute to payments the underwriters may be required to make in connection with those liabilities.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the notes in accordance with Regulation M under the Exchange Act. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. The underwriters do not have an “overallotment” option to purchase additional notes in the offering, so syndicate sales in excess of the offering size will result in a naked short position. The underwriters must close out any naked short position through syndicate covering transactions in which the underwriters purchase notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that would adversely affect investors who purchase in the offering. Stabilizing transactions permit bids to purchase the notes so long as the stabilizing bids do not exceed a specified maximum. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by that syndicate member are purchased in a syndicate covering transaction. Over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters represent that the underwriters will engage in any of these transactions or that those transactions, once commenced, will not be discontinued without notice at any time.

In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may in the future engage in investment banking or commercial banking transactions with us and our affiliates. [In addition, [______], one of the underwriters, and [_______], the [____], are affiliates.]

EU and UK Regulation of Investment in Securitizations

On the closing date, the bank will covenant and agree that, with reference to the EU Securitization Rules and the UK Securitization Rules, each as in effect on the date of the issuance of the Series 20[_]-[_] notes, so long as the Series 20[_]-[_] notes remain outstanding, (i) the bank, as “originator” for the purposes of the EU Securitization Rules and the UK Securitization Rules, will retain on an ongoing basis a material net economic interest in the transaction constituted by the issuance of the Series 20[_]-[_] notes, in the form of a first loss tranche in accordance with option (d) of Article 6(3) of each of the EU Securitization Regulation, paragraph (1)(d) of UK SECN 5.2.8R and paragraph (d) of Article 6(3) of Chapter 2 of the UK PRASR in an amount that is less than five percent of the nominal value of the securitized exposures (such nominal value as measured at the date of origination (being, with respect to each such securitized exposure, the date on which the issuing entity acquired an interest therein)), by holding, through the Depositor (its wholly-owned subsidiary), the right to receive distributions in respect of the excess collateral amount relating to the Series 20[_]-[_] notes; (ii) the bank will not (and will not permit the Depositor or any of its affiliates to) allow the retained interest to be subject to any credit risk mitigation or hedging or to be sold, transferred or otherwise surrendered, except to the extent permitted in accordance with the EU Securitization Rules and the UK Securitization Rules; (iii) the bank will not change the retention option or method of calculation of the material net economic interest referred to in (i), except as permitted under the EU Securitization Rules and the UK Securitization Rules; (iv) the bank will provide ongoing confirmation of its continued compliance with its obligations in clauses (i), (ii) and (iii) in this paragraph in or concurrently with each monthly noteholders’ statement and (v) the bank will promptly notify the issuing entity and the indenture trustee if it fails to comply with its agreements described in (i), (ii) or (iii) in this paragraph.

Article 6(1) of the EU Securitization Regulation provides that an entity shall not be considered an “originator” for purposes of Article 6 if it has been established or operates for the sole purpose of securitizing exposures. The EU RTS further provides that “[a]n entity shall not be considered to have been established or to operate for the sole purpose of securitising exposures… where all of the following applies: (a) the entity has a strategy and the capacity to meet payment obligations consistent with a broader business model that involves material support from capital, assets, fees or other sources of income, by virtue of which the entity does not rely on the exposures to be securitised, on any interests retained or proposed to be retained in accordance with Article 6 of [the EU Securitization Regulation], or on any corresponding income from such exposures and interests, as its sole or predominant source of revenue; (b) the members of the management body have the necessary experience to enable the entity to pursue the established business strategy, as well as adequate corporate governance arrangements.” The corresponding UK Risk Retention Requirements in respect of the sole purpose test under UK SECN 5.3.6R and Article 2(6) of Chapter 4 of the UK PRASR are similar, but not identical, to those of the EU RTS. See, in particular, the information set forth above under “The Sponsor” and “The Servicer” in this prospectus regarding the bank, its business and activities.

In relation to the bank’s underwriting criteria and credit granting and monitoring process in relation to the receivables, see “The Sponsor—Underwriting Process” and “Compliance with Underwriting Criteria” in this prospectus.

The bank does not believe it is directly subject to the EU Securitization Rules or the UK Securitization Rules.

Except as described herein, no party to the transaction described in this prospectus will undertake, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the EU Securitization Rules or the UK Securitization Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any person with any EU Securitization Rules or UK Securitization Rules, or with any other law or regulation now or hereafter in effect in the EU, the EEA or the UK in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other condition with respect to investments in securitization transactions.

In particular, the transaction described in this prospectus is not being structured to enable or facilitate compliance by any person with the EU Transparency Requirements or the UK Transparency Requirements. In particular, none of the issuing entity, the trust, the bank, the depositor, the trustee of the trust, the indenture trustee, the owner trustee, the underwriters, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, has taken, or intends to take, any action for the purpose of (i) causing any statements or reports to be produced in a form prescribed by, or to contain any information prescribed by, the EU Transparency Requirements or any other applicable EU Securitization Rules or the UK Transparency Requirements or any other applicable UK Securitization Rules or (ii) making available any other document or information prescribed by the EU Transparency Requirements or any other applicable EU Securitization Rules or the UK Transparency Requirements or any other applicable UK Securitization Rules.

Any failure by an EU Affected Investor to comply with the EU Investor Requirements or by a UK Affected Investor to comply with the UK Investor Requirements, in either case with respect to an investment in the Series 20[_]-[_] notes, may result in the imposition of a penalty regulatory capital charge through additional risk weights levied in respect of the notes acquired by such investor, or other regulatory sanctions and/or remedial measures being imposed or taken by the competent authority of such investor.

Each prospective investor that is an EU Affected Investor or a UK Affected Investor should independently assess and determine whether the agreement by the bank to retain a material net economic interest in the transaction constituted by the issuance of the Series 20[_]-[_] notes and the other undertakings to be given by the bank with respect thereto, each as described above, and the other information contained in this prospectus and elsewhere and the reports to be provided to noteholders on an ongoing basis, as described under “Description of Series Provisions – Reports to Noteholders” in this prospectus, are sufficient for the purposes of complying with the EU Investor Requirements or the UK Investor Requirements, as applicable, as further described in “Risk Factors – Legal, regulatory and insolvency risks – Certain EEA and UK regulated investors are subject to due diligence requirements applicable to the notes” in this prospectus, and any corresponding national measures which may be relevant, and none of the issuing entity, the trust, the bank, the depositor, the trustee of the trust, the indenture trustee, the owner trustee, the underwriters, the other parties to such transaction, nor any of their respective affiliates, (i) makes any representation that such agreement, undertakings, information or reporting are sufficient for such purpose or any other purpose, (ii) will have any liability to any prospective investor or any other person with respect to any deficiency in such information or any failure of such transaction to comply with or otherwise satisfy the EU Securitization Rules, the UK Securitization Rules or any other applicable, legal, regulatory or other requirements or (iii) will have any obligation, other than as described above, to assist EU Affected Investors or UK Affected Investors in complying with the EU Securitization Rules or the UK Securitization Rules, as applicable, or any other applicable legal, regulatory or other requirements.

Prospective investors are responsible for analyzing, and should analyze, their own legal and regulatory position, and are encouraged to consult with their own investment and legal advisors regarding the scope and applicability of, and compliance with, the EU Securitization Rules, the UK Securitization Rules and other applicable legal, regulatory and other requirements and the suitability of the Series 20[_]-[_] notes for investment.

Use of Proceeds

The net proceeds from the sale of the notes offered by this prospectus will be paid to the transferor. The transferor may use those proceeds to retire debt, including to retire existing series of investor certificates or notes that are variable interests. These investor certificates or notes may be held by one or more of the underwriters or their affiliates, so a portion of the proceeds that are used to retire such existing series of investor certificates or notes may be paid to the underwriters or their affiliates. A portion of the net proceeds will be used for general corporate purposes. [None of the net proceeds from the sale of the notes offered by this prospectus will be used by the issuing entity.] [If applicable: Insert disclosure of amount of the net proceeds from the sale of the notes offered by this prospectus that will be used by the issuing entity, including how the issuing entity intends to use the proceeds, and the approximate amount intended for each purpose.] [If applicable: Insert disclosure of amount of expenses incurred in connection with the selection and acquisition of the pool assets to be paid from offering proceeds and, if such expenses are to be paid to the sponsor, servicer contemplated by Item 1108(a)(2) of Regulation AB, depositor, issuing entity, originator contemplated by Item 1110 of Regulation AB, underwriter, or any affiliate of the foregoing, the type and amount of expenses paid to each such party.]

Legal Matters

Certain legal matters relating to the issuance of the Series 20[_]-[_] notes will be passed upon for us by Orrick, Herrington & Sutcliffe LLP as special counsel for us. Certain legal matters relating to the federal tax consequences of the issuance of the Series 20[_]-[_] notes will be passed upon for us by Orrick, Herrington & Sutcliffe LLP. Certain legal matters relating to the issuance of the Series 20[_]-[_] notes will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP.

Where You Can Find More Information

We filed a registration statement on Form SF-3 relating to the offering of the notes with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information.

The depositor will file with the SEC all required annual reports on Form 10-K, monthly distribution reports on Form 10-D and current reports on Form 8-K and other information about the issuing entity under the Central Index Key (CIK) number 0001282663. The reports described under “The Servicer—Evidence as to Servicer’s Compliance” will be filed as exhibits to our annual report on Form 10-K. Our SEC filings are available to the public on the SEC Internet site (http://www.sec.gov).

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. In all cases, you should rely on the later information incorporated by reference in this prospectus over different information included in this prospectus. We incorporate by reference any future current reports on Form 8-K filed by us as depositor on behalf of the issuing entity and World Financial Network Credit Card Master Trust until we terminate our offering of the notes.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents—unless the exhibits are specifically incorporated by reference—at no cost, by writing or calling us at: 3095 Loyalty Circle, Columbus, Ohio 43219, telephone: (614) 729-4000.

The issuing entity’s annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K, and amendments to those reports filed with, or otherwise furnished to, the SEC will not be made available on the sponsor’s website because those reports are made available to the public on the SEC Internet site as described above and are available, at no cost, by writing or calling us as described in the immediately preceding paragraph.

Forward-Looking Statements

This prospectus, including information incorporated by reference in this prospectus, may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements give our expectations or forecasts of future events and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “project,” “plan,” “likely,” “may,” “should” or other words or phrases of similar import. Similarly, statements that describe our or the bank’s business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. We believe that our expectations are based on reasonable assumptions. Forward-looking statements, however, are subject to a number of risks and uncertainties that could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this prospectus, and no assurances can be given that our expectations will prove to have been correct. These risks and uncertainties include, but are not limited to, the following:

•	loss of, or reduction in demand for services from, significant clients;

•	increases in the cost of doing business, including market interest rates;

•	the impact of political, market, public health, global and social events or conditions on our business, and on cardholder usage, payment patterns and performance of the credit card receivables;

•	the effects and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board, may adversely affect the bank’s business;

•	increases in net charge-offs and delinquencies in credit card and loan receivables;

•

technological changes instituted by the bank and by persons who may affect the bank’s business may be more difficult to accomplish or more expensive than anticipated or may have unforeseen consequences;

•	failure to identify or successfully integrate business acquisitions;

•	inability to access the asset-backed securitization funding market;

•	competitive pressures among financial services companies may increase significantly;

•	the costs, effects and outcomes of litigation may adversely affect us, the issuing entity or the bank or each of their respective businesses;

•	limitations on consumer credit, loyalty or marketing services from new legislative or regulatory actions related to consumer protection and consumer privacy;

•	increases in FDIC or Delaware regulatory capital requirements for banks;

•	loss or disruption, due to cyber-attack or other service failures, of data center operations or capacity;

•	loss of consumer information due to compromised physical or cyber security; and

•	those factors set forth in the Risk Factors section of this prospectus.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in this prospectus speak only as of the date made, and we undertake no obligation, other than as required by applicable law, to update or revise any forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

Glossary of Terms for Prospectus

“Additional Minimum Transferor Amount” means, an amount calculated as follows:

(1) as of any date of determination falling in November, December and January of each calendar year,

(a)	2%, multiplied by

(b)	(i)	Aggregate Principal Receivables, plus

(ii)	if on such date of determination, World Financial Network Credit Card Master Trust has not been terminated, amounts on deposit in the excess funding account, and

(2) for any other date of determination, zero.

“Aggregate Principal Balance” means, on any date, the sum of (a) the Aggregate Principal Receivables and (b) the amount on deposit in the excess funding account, after excluding any investment earnings.

“Aggregate Principal Receivables” means, on any date, the total amount of principal receivables.

“Base Rate” means, with respect to any monthly period, the annualized percentage (based on a 360-day year of twelve 30-day months, or in the case of the initial monthly period, the actual number of days and a 360-day year) equivalent of a fraction:

•

the numerator of which is the sum of (a) the interest due on the Series 20[_]-[_] notes[,] [and] (b) the monthly servicing fee for your series [and (c) any net swap payments] due from the issuing entity on the following distribution date; and

•	the denominator of which is the collateral amount, plus amounts on deposit in the principal accumulation account, each as of the last day of that monthly period.

“Eligible Account” means an account in an approved portfolio:

•	that is payable in United States dollars;

•	that is serviced by us, any transferee of accounts from us, an approved originator of accounts, or any affiliates of the foregoing;

•

the cardholder of which has provided, as his or her most recent billing address, an address located in the United States or a United States military address, except that up to 2% (or a greater number approved by the rating agencies) of the Aggregate Principal Receivables may have cardholders who have provided addresses outside of these jurisdictions;

•	that does not have any receivables that have been charged off as uncollectible by the servicer in accordance with its charge account guidelines or its customary and usual servicing procedures;

•	that does not have receivables that have been sold or pledged to any other party; and

•	has not been identified as an account, the credit cards with respect to which have been reported as being lost or stolen or the cardholder of which is the subject of a bankruptcy proceeding.

“Eligible Institution” means:

(1) a depository institution, which may include the owner trustee or the indenture trustee or an affiliate thereof, that:

(a)	is organized under the laws of the United States or any one of its states (including the District of Columbia) or territories or any domestic branch of a foreign bank, and,

(b)

(i) that, so long as any outstanding series is rated by Standard & Poor’s, has either (A) a long-term unsecured debt rating of at least “A” by Standard & Poor’s or (B) a short-term issuer rating of at least “A-1” by Standard & Poor’s, (ii) that, so long as any outstanding series is rated by Fitch, has either (A) a long- term unsecured debt rating of at least “A” by Fitch or (B) a short-term issuer rating of at least “F1” by Fitch, and (iii) that, so long as any outstanding series is rated by Morningstar DBRS (“DBRS”), has either (A) a long-term unsecured debt rating of at least “BBB (high)” by DBRS or (B) a short-term issuer rating of at least “R-1 (low)” by DBRS, or

(2) any other institution that satisfies the publicly published, controlling and applicable ratings criteria established by each rating agency.

“Eligible Investments” means book-entry securities, negotiable instruments or securities represented by instruments in bearer or registered form which evidence:

•	direct obligations of, and obligations fully guaranteed as to timely payment of principal and interest by, the United States of America;

•

demand deposits, time deposits or certificates of deposit (having original maturities of no more than the lesser of 60 days or the number of days until the next transfer date) of depository institutions or trust companies incorporated under the laws of the United States of America or any state thereof (or domestic branches of foreign banks) and subject to supervision and examination by federal or state banking or depository institution authorities; provided that at the time of the issuing entity’s investment or contractual commitment to invest therein, such depository institution or trust company shall have a short-term issuer rating from Moody’s and S&P of

P-1 and A-1, respectively, and, if rated by Fitch, such depository institution or trust company shall have a short-term issuer rating from Fitch of F1;

•

commercial paper or other short-term obligations having, at the time of the issuing entity’s investment or contractual commitment to invest therein, a rating from each of Moody’s and S&P in its highest investment category, which in the case of S&P means A-1+, and, if rated by Fitch, Fitch in its highest investment category;

•

demand deposits, time deposits and certificates of deposit which are fully insured by the FDIC, with a Person the commercial paper of which has a credit rating from each of Moody’s and S&P in its highest investment category, which in the case of S&P means A-1+, and, if rated by Fitch, Fitch in its highest investment category;

•	notes or bankers acceptances (having original maturities of no more than 365 days) issued by any depository institution or trust company referred to in clause (b);

•

investments in money market funds (including funds of the owner trustee or the indenture trustee or their affiliates as well as funds for which the owner trustee or the indenture trustee and their affiliates may receive compensation) rated Aaa-mf by Moody’s, AAAm by S&P and, if rated by Fitch, AAAmf by Fitch, or otherwise approved in writing by each rating agency;

•

time deposits, other than as referred to in clause (d), with a Person the commercial paper of which has a credit rating in its highest investment category, from each of Moody’s and S&P, which in the case of S&P means A-1+, and, if rated by Fitch, Fitch in its highest investment category; or

•

any other investments as to which the Rating Agency Condition is satisfied, provided that making such investments shall not cause the Trust to be required to register as an investment company within the meaning of the Investment Company Act.

“Eligible Receivable” means each receivable:

•	that has arisen under an Eligible Account;

•

that was created in compliance, in all material respects, with the charge account guidelines and all requirements of law applicable to us or the originator of the related account pursuant to a credit card agreement between the cardholder and us or the originator of the related account which complies, in all material respects, with all requirements of law applicable to us or the originator of the related account;

•

for which all consents, licenses, approvals or authorizations of, or registrations with, any governmental authority required to be obtained or given by us or the originator of the related account in connection with the creation of the receivable or the execution, delivery and performance by us or the originator of the related account of the related credit card agreement have been duly obtained or given and are in full force and effect as of the date of the creation of that receivable;

•

as to which, immediately prior to being transferred to the trust, we had good title, free and clear of all liens and security interests arising under or through us and our affiliates, other than any lien for state, municipal or other local taxes if those taxes are not then due and payable or if we are then contesting the validity of those taxes in good faith by appropriate proceedings and we have set aside on our books adequate reserves with respect to those taxes;

•	that is the subject of a valid transfer and assignment, or the grant of a security interest, from the transferor to the trust;

•

as to which the transferor has not taken any action which, or failed to take any action the omission of which, would, at the time of transfer to the trust, impair the rights of the trust or the noteholders in the receivable;

•

that is the legal, valid and binding payment obligation of the related cardholder, enforceable against that cardholder in accordance with its terms, subject to permitted insolvency- and equity-related exceptions;

•	that constitutes an “account” under Article 9 of the Uniform Commercial Code as in effect in the State of New York;

•

that, at the time of transfer to the trust, has not been waived or modified except as permitted by our charge account guidelines and which waiver or modification has been reflected in our computer files;

•

that, at the time of transfer to the trust, is not, to our knowledge, subject to any right of rescission, setoff, counterclaim or defense, including usury, that would require that receivable to be charged off in accordance with our charge account guidelines, other than some insolvency- and equity-related defenses;

•	as to which we have satisfied all obligations required to be satisfied at the time it is transferred to the trust;

•

with respect to receivables transferred to the issuing entity after the termination of World Financial Network Credit Card Master Trust, in which all of our right, title and interest has been validly transferred and assigned to the issuing entity or in which a valid first priority perfected security interest has been granted to the issuing entity; and

•

with respect to receivables transferred to the issuing entity after the termination of World Financial Network Credit Card Master Trust, as to which, at the time of transfer of that receivable to the issuing entity, we have not taken or omitted to take any action that would impair the rights of the issuing entity or the noteholders.

[“Excess Spread Percentage” means, for any monthly period, a percentage equal to the Portfolio Yield for such monthly period, minus the Base Rate for such monthly period.]

“Portfolio Yield” means, with respect to any monthly period, the annualized percentage (based on a 360-day year of twelve 30-day months, or in the case of the initial monthly period, the actual number of days and a 360-day year) equivalent of a fraction:

•

the numerator of which is the amount of finance charge collections allocated to your series (including collections of periodic finance charges, late fees, cash advance fees, foreign transaction fees, return check fees and other amounts charged to trust accounts, and net recoveries, merchant fees and discounts and interchange treated as finance charge collections and net investment earnings and amounts withdrawn from the reserve account (other than amounts withdrawn upon termination of the reserve account) [and net swap receipts], but excluding excess financing charge collections allocated to your series), minus the amount of defaulted receivables and uncovered dilution allocated to your series for that monthly period; and

•	the denominator of which is the collateral amount plus amounts on deposit in the principal accumulation account, each as of the last day of that monthly period.

“Qualified Account” means either:

(a) a segregated account established with an Eligible Institution; or

(b) a segregated trust account with the corporate trust department of a depository institution that:

(1)	is organized under the laws of the United States or any one of its states,

(2)	acts as trustee for funds deposited in the account, and

(3)	has a credit rating from each rating agency in one of its generic credit rating categories that signifies investment grade.

[“Quarterly Excess Spread Percentage” means (a) with respect to the [•] distribution date, the Excess Spread Percentage for such distribution date, (b) with respect to the [•] distribution date, the percentage equivalent of a fraction the numerator of which is the sum of (i) the Excess Spread Percentage for the [•] distribution date and (ii) the Excess Spread Percentage with respect to the [•] distribution date and the denominator of which is two, (c) with respect to the [•] distribution date, the percentage equivalent of a fraction the numerator of which is the sum of (i) the Excess Spread Percentage for the [•] distribution date (ii) the Excess Spread Percentage with respect to the [•] distribution date and (iii) the Excess Spread Percentage with respect to the [•] distribution date and the denominator of which is three and (d) with respect to the [•] distribution date and each distribution date thereafter, the percentage equivalent of a fraction the numerator of which is the sum of the Excess Spread Percentages determined with respect to such distribution date and the immediately preceding two distribution dates and the denominator of which is three.]

“Rating Agency Condition” means, with respect to Series 20[_]-[_] and any action subject to such condition, either (i) if specified with respect to any rating agency hired by the sponsor in the indenture supplement, written confirmation (which may be in the form of a letter, a press release or other publication) from such rating agency that such action will not result in a reduction or withdrawal of the rating, if any, of any outstanding class with respect to which it is designated as a rating agency or (ii) if specified with respect to any rating agency hired by the sponsor in the indenture supplement, 10 days’ prior written notice to such ratings agency (or, if 10 days’ advance notice is impracticable, as much advance notice as is practicable).

[“Required Funding Period Reserve Amount” means (a) with respect to any day during the monthly period immediately preceding the [_] [_], 20[_] distribution date and any day during the monthly period immediately preceding the [_] 20[_] distribution dates, $[ • ], (b) with respect to any day during the monthly period immediately preceding the [_] 20[_] distribution date, an amount equal to the product of (i) the amount on deposit in the pre-funding account as of the end of the second monthly period preceding such distribution date, (ii) the Weighted Average Fixed Rate; and (iii) [ • ]/360; and (c) with respect to any day during the monthly period immediately preceding the [_] 20[_] distribution date, an amount equal to the product of (i) the amount on deposit in the pre-funding account as of the end of second monthly period preceding such distribution date, (ii) the Weighted Average Fixed Rate and (iii) [ • ]/360.]

“Required Principal Balance” means, on any date of determination, the sum of the numerators used to calculate the allocation percentages for principal collections for all outstanding series of securities on that date of determination.

“Required Retained Transferor Percentage” means, for purposes of Series 20[_]-[_], [_]%.

“Specified Transferor Amount” means, for purposes of Series 20[_]-[_], at any time, the Minimum Transferor Amount, at that time.

[“Spread Account Percentage” means, for any distribution date, (i) [•]% if the Quarterly Excess Spread Percentage on that distribution date is greater than or equal to [•]%, (ii) [•]% if the Quarterly Excess Spread Percentage on that distribution date is less than [•]% and greater than or equal to [•]%, (iii) [•]% if the Quarterly Excess Spread Percentage on that distribution date is less than [•]% and greater than or equal to [•]%, (iv) [•]% if the Quarterly Excess Spread Percentage on that distribution date is less than [•]% and greater than or equal to [•]%, (v) [•]% if the Quarterly Excess Spread Percentage on that distribution date is less than [•]% and greater than or equal to [•]%, (vi) [•]% if the Quarterly Excess Spread Percentage on that distribution date is less than [•]% and greater than or equal to [•]%, (vii) [•]% if the Quarterly Excess Spread Percentage on that distribution date is less than [•]% and greater than or equal to [•]%, and (viii) [•]% if the Quarterly Excess Spread Percentage on that distribution date is less than [•]%; provided, that:

(a)

if the Spread Account Percentage for a distribution date is greater than [•]%, then the Spread Account Percentage will not decrease to a lower percentage until the first subsequent distribution date on which the arithmetic mean of the Quarterly Excess Spread Percentages for that subsequent distribution date and for the two distribution dates immediately prior to such subsequent distribution date is greater than or equal to the lowest Quarterly Excess Spread Percentage associated with a lower Spread Account Percentage;

(b)

if the Spread Account Percentage for a distribution date is equal to [ ]%, then the Spread Account Percentage shall not decrease to a lower percentage until the first subsequent Distribution Date on which the arithmetic mean of the Quarterly Excess Spread Percentages for such subsequent Distribution Date and for the Distribution Date immediately prior to such subsequent Distribution Date is greater than or equal to the lowest Quarterly Excess Spread Percentage associated with a lower Spread Account Percentage;

(c)	in no event will the Spread Account Percentage decrease by more than one of the levels specified above between any two distribution dates; and

(d)	if any early amortization event occurs with respect to Series 20[_]-[_], the Spread Account Percentage will be [•]%.]

[“Weighted Average Fixed Rate” means, as of any date of determination, the weighted average of the following per annum rates: (a) [the sum of] [ • ]% [plus the fixed rate for the Class A swap], (b) [the sum of] [ • ]% [plus fixed rate for the Class B swap], (c) [the sum of] [ • ]% [plus fixed rate for the Class C swap] and (d) (c) [the sum of] [ • ]% [plus fixed rate for the Class D swap], weighted based on the initial outstanding principal amount of the Class A notes, the Class B notes, the Class C notes and the Class D notes, which shall equal a per annum rate of [ • ]%.]

Annex I

Other Series of Securities Issued and Outstanding

The principal characteristics of the other series of notes issued by the issuing entity and expected to be outstanding on the closing date are set forth in the table below. All of the outstanding series of notes are in group one for sharing excess finance charge collections. An asterisk (*) next to a class of notes denotes that such class is owned by the depositor or an affiliate as of the date of this prospectus.

[To be updated as of the date of the prospectus]

The issuing entity has also issued Series 2009-VFN which is a series of variable funding notes, meaning that the aggregate outstanding principal amount of Series 2009-VFN notes may be increased or decreased from time to time subject to a maximum amount. The maximum amount of Series 2009-VFN notes is $[__], $[__] of which is held by the depositor or affiliate. The maximum amount of Series 2009-VFN notes may be increased or decreased from time to time, subject to certain conditions, including the mutual agreement of the depositor and the holders of Series 2009-VFN notes. Series 2009-VFN is in an extendable revolving period (unless an early amortization event occurs prior to that date). That revolving period may be extended by mutual agreement of the depositor, the servicer and the holders of Series 2009-VFN notes.

Annex I-1

Annex II

Static Pool Information

The tables below contain performance information for the receivables in the trust portfolio for each of the periods shown.

Yield

The following table sets forth the cardholder yield experience for credit card accounts in the trust portfolio for each of the periods shown. Yield is calculated by dividing the total amount of finance charges and fees collected during the related period by the average of the beginning principal balances for the monthly period involved. Finance charges and fees include finance charges, late charges and non-sufficient fund fees. The information is grouped by year of account origination. The origination date for each account is the date on which the account is opened. For each account in the trust portfolio, performance data is based on the account’s performance on and after the date on which the account was designated to the trust portfolio. There can be no assurances that the yield experience in the future will be similar to the historical experience shown below.

Year of Account Origination	[_] Months Ended [_], 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]
20[_] Originations
20[_] Originations
20[_] Originations
20[_] Originations
20[_] Originations
Prior to 20[_] Originations
Total Trust Portfolio

Principal Payment Rate

The following table sets forth the cardholder monthly principal payment rate experience on the credit card accounts in the trust portfolio for each of the periods shown. The principal payment rate is calculated by dividing the monthly average principal payments received during the related period by the average of the beginning principal balances for the monthly periods involved. The information is grouped by year of account origination. The origination date for each account is the date on which the account is opened. For each account in the trust portfolio, performance data is based on the account’s performance on and after the date on which the account was designated to the trust portfolio. There can be no assurances that the principal payment rate experience in the future will be similar to the historical experience shown below.

Year of Account Origination	[_] Months Ended [_], 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]
20[_] Originations
20[_] Originations
20[_] Originations
20[_] Originations
20[_] Originations
Prior to 20[_] Originations
Total Trust Portfolio

Net Charge-off Percentage

Annex II-1

The following table sets forth the net charge-off experience on the credit card accounts in the trust portfolio for each of the periods shown. The net charge-off rate is calculated by dividing the total net charge-offs during the related period by the average of the beginning principal balances for the monthly periods involved. Net charge-offs include all principal balances written-off due to being 180 days contractually past due and for accounts that have been written-off due to bankruptcy, decease of the accountholder or due to fraud, less any recoveries of principal and interest on such account balances. The information is grouped by year of account origination. The origination date for each account is the date on which the account is opened. For each account in the trust portfolio, performance data is based on the account’s performance on and after the date on which the account was designated to the trust portfolio. There can be no assurances that the net charge-off experience in the future will be similar to the historical experience shown below.

Year of Account Origination	[_] Months Ended [_], 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]
20[_] Originations
20[_] Originations
20[_] Originations
20[_] Originations
20[_] Originations
Prior to 20[_] Originations
Total Trust Portfolio

30+ Delinquency

The following table sets forth the delinquency experience on the credit card accounts in the trust portfolio for each of the periods shown. The delinquency rate is calculated by dividing the delinquent amount for the applicable monthly period by the end of the period total principal receivables outstanding. Delinquency amounts include principal balances only. The information is grouped by year of account origination. The origination date for each account is the date on which the account is opened. For each account in the trust portfolio, performance data is based on the account’s performance on and after the date on which the account was designated to the trust portfolio. There can be no assurances that the delinquency experience in the future will be similar to the historical experience shown below.

Year of Account Origination	[_] Months Ended [_], 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]	Year Ended December 31, 20[_]
20[_] Originations
20[_] Originations
20[_] Originations
20[_] Originations
20[_] Originations
Prior to 20[_] Originations
Total Trust Portfolio

Annex II-2

Annex III

Global Clearance, Settlement and

Tax Documentation Procedures

This Annex is an integral part of the prospectus and is incorporated in the prospectus.

Except in certain limited circumstances, the globally offered World Financial Network Credit Card Master Note Trust Asset Backed Notes (the “global securities”) to be issued in series from time to time will be available only in book-entry form. Investors in the global securities may hold those global securities through any of DTC or Clearstream. The global securities will be tradable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding global securities through Clearstream will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional eurobond practice—i.e., seven calendar day settlement.

Secondary market trading between investors holding global securities through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations.

Secondary cross-market trading between Clearstream and DTC participants holding notes will be effected on a delivery-against-payment basis through the respective depositaries of Clearstream, in that capacity, and as DTC participants.

Non-U.S. holders of global securities will be subject to U.S. withholding taxes unless those holders meet certain requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All global securities will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors’ interests in the global securities will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. As a result, Clearstream will hold positions on behalf of its participants through its respective depositaries, which in turn will hold those positions in accounts as DTC participants.

Investors electing to hold their global securities through DTC (other than through accounts at Clearstream) will follow the settlement practices applicable to U.S. corporate debt obligations. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their global securities through Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Global securities will be credited to the securities custody accounts on the settlement date against payment for value on the settlement date.

Annex III-1

Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and transferor’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC Participants. Secondary market trading between DTC participants, other than the depositaries for Clearstream, will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

Trading between Clearstream customers. Secondary market trading between Clearstream customers will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC seller and Clearstream customer. When global securities are to be transferred from the account of a DTC participant—other than the depositaries for Clearstream—to the account of a Clearstream customer, the purchaser must send instructions to Clearstream prior to 12:30 p.m. on the settlement date. Clearstream will instruct the respective depositary to receive the global securities for payment. Payment will then be made by the respective depositary to the DTC participant’s account against delivery of the global securities. After settlement has been completed, the global securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream customer’s account. Credit for the global securities will appear the next day (European time) and the cash debit will be back-valued to, and the interest on the global securities will accrue from, the value date, which would be the preceding day when settlement occurred in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the Clearstream cash debit will be valued instead as of the actual settlement date.

Clearstream customers will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream. Under this approach, they may take on credit exposure to Clearstream until the global securities are credited to their accounts one day later.

As an alternative, if Clearstream has extended a line of credit to them, Clearstream customers can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream customers purchasing global securities would incur overdraft charges for one day, assuming they cleared the overdraft when the global securities were credited to their accounts. However, interest on the global securities would accrue from the value date. Therefore, in many cases the investment income on the global securities earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each Clearstream customer’s particular cost of funds.

Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending global securities to the respective European depositary for the benefit of Clearstream customers. The sale proceeds will be available to the DTC seller on

Annex III-2

the settlement date. Thus, to the DTC participant a cross-market transaction will settle no differently from a trade between two DTC participants.

Trading between Clearstream seller and DTC purchaser. Due to time zone differences in their favor, Clearstream customers may employ their customary procedures for transactions in which global securities are to be transferred by the respective clearing system, through the respective European depositary, to another DTC participant. The seller will send instructions to Clearstream before 12:30 p.m. on the settlement date. In these cases, Clearstream will instruct the respective European depositary, as appropriate, to credit the global securities to the DTC participant’s account against payment. The payment will then be reflected in the account of the Clearstream customer the following day, and receipt of the cash proceeds in the Clearstream customer’s account would be back-valued to the value date, which would be the preceding day, when settlement occurred in New York. If the Clearstream customer has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation may substantially reduce or offset any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Clearstream customer’s account would instead be valued as of the actual settlement date.

Certain U.S. Federal Income Tax Documentation Requirements

A beneficial owner of global securities holding securities through Clearstream or through DTC—if the holder has an address outside the U.S.—will be subject to the U.S. withholding tax (currently imposed at a rate of 30%) that generally applies to payments of interest, including original issue discount, on registered debt issued by U.S. Persons, unless (i) each clearing system, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business in the chain of intermediaries between the beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements and (ii) the beneficial owner provides the appropriate certification for obtaining an exemption or reduced tax rate. See “Federal Income Tax Consequences” in this prospectus.

Annex III-3

World Financial Network Credit Card Master Note Trust

Issuing Entity

WFN Credit Company, LLC

Depositor

Comenity Bank

Sponsor and Servicer

Series 20[_]-[_]

$

Class A [Floating Rate] [•]% Asset Backed Notes]

$

[Class M [Floating Rate] [•]% Asset Backed Notes]

$

[Class B [Floating Rate] [•]% Asset Backed Notes]

$

[Class C [Floating Rate] [•]% Asset Backed Notes]

$

[Class D [Floating Rate] [•]% Asset Backed Notes]

Prospectus

Underwriters of the Class A notes

[Underwriters of the Class M notes]

[Underwriters of the Class B notes]

[Underwriters of the Class C notes]

[Underwriters of the Class D notes]

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the dates stated on its cover.

Dealers will deliver a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, until the date which is 90 days after the date of this prospectus, all dealers selling the notes will deliver a prospectus to the extent required by the Securities Act. Such delivery obligation may be satisfied by filing the prospectus with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be borne by the registrant, other than the underwriting discounts and commissions, in connection with the issuance and distribution of the Offered Notes hereunder.

SEC registration fee(1)	$230,000.00	*
Accounting fees and expenses	$180,000.00	*
Legal fees and expenses	$1,080,000.00	*
Printing costs	$94,000.00	*
Blue Sky fees and expenses	$150,000.00	*
Trustee’s fees	$339,000.00	*
Asset Representations Reviewer’s fees	$135,000.00	*
Rating Agency fees	$1,560,000.00	*
Miscellaneous	$500,000.00	*

Total	$4,268,000.00	*

*	Estimated
(1)

$41,494.44 of registration fees have been paid in connection with $342,363,360.37 of unsold securities included on this registration statement pursuant to Rule 415(a)(6) of the Securities Act of 1933. The registration fee for any additional securities has been estimated for purposes of this table and is deferred in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

ITEM 13.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Delaware Limited Liability Company Act (Section 18-108) gives Delaware limited liability companies broad powers to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. WFN Credit Company, LLC shall, to the fullest extent permitted by the Act, indemnify and hold harmless, and advance expenses to, each member, any manager and each officer and director against any losses, claims, damages or liabilities to which the indemnified party may become subject in connection with any matter arising from, related to, or in connection with, WFN Credit Company, LLC’s business or affairs.

Directors and officers of the Registrant are insured against liability which they may incur in their capacity as such pursuant to a professional errors and omission policy.

Pursuant to agreements which WFN Credit Company, LLC may enter into with underwriters or agents (forms of which will be included as exhibits to the registration statement), officers and directors of WFN Credit Company, LLC, and affiliates thereof, may be entitled to indemnification by such underwriters or agents against certain liabilities, including liabilities under the Securities Act of 1933, arising from information which has been or will be furnished to the registrant by such underwriters or agents that appears in the registration statement or any prospectus.

ITEM 14.	EXHIBITS.

Exhibit No.	Description

1.1	Form of Underwriting Agreement between WFN Credit Company, LLC, Comenity Bank and underwriters.*

3.1	Certificate of Formation for WFN Credit Company, LLC (incorporated by reference to Exhibit 3.1 of Registrant’s Registration Statement, filed on May 8, 2001 (No. 333-60418-00 and 333-60418-01)).

3.2	Amended and Restated Limited Liability Company Agreement for WFN Credit Company, LLC (incorporated by reference to Exhibit 3.1 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 31, 2001).

4.1	Master Indenture, dated as of August 1, 2001, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 31, 2001).

4.2	Omnibus Amendment, dated as of March 31, 2003, among WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit 4 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on April 22, 2003).

4.3	Supplemental Indenture No. 1, dated as of August 13, 2003, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 28, 2003).

4.4	Supplemental Indenture No. 2 to Master Indenture, dated as of June 13, 2007, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007).

4.5	Supplemental Indenture No. 3 to Master Indenture, dated as of May 27, 2008, between World Financial Network Credit Card Master Note Trust and The Bank of New York Trust Company, N.A. (as successor in interest to BNY Midwest Trust Company) (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on May 29, 2008).

4.6	Supplemental Indenture No. 4 to Master Indenture, dated as of June 28, 2010, between World Financial Network Credit Card Master Note Trust, and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K/A filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on July 6, 2010).

4.7	Supplemental Indenture No. 5 to Master Indenture, dated as of February 20, 2013, between World Financial Network Credit Card Master Note Trust and Union Bank, N.A. (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on February 22, 2013).

4.8	Supplemental Indenture No. 6 to Master Indenture, dated as of July 6, 2016, between World Financial Network Credit Card Master Note Trust and MUFG Union Bank, N.A. (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on July 8, 2016).

4.9	Supplemental Indenture No. 7 to Master Indenture, dated as of June 11, 2020, between World Financial Network Credit Card Master Note Trust and MUFG Union Bank, N.A. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on June 16, 2020).

4.10	Supplemental Indenture No. 8 to Master Indenture, dated as of April 26, 2024, between World Financial Network Credit Card Master Note Trust and U.S. Bank National Association (as successor in interest to MUFG Union Bank, N.A.) (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on April 30, 2024).

4.11	Succession Agreement, dated as of June 18, 2021, among Comenity Bank, World Financial Network Credit Card Master Note Trust, MUFG Union Bank, N.A. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on June 24, 2021).

4.12	Form of Indenture Supplement, including form of Notes.*

4.13	Transfer and Servicing Agreement, dated as of August 1, 2001, between WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 31, 2001).

4.14	First Amendment to Transfer and Servicing Agreement, dated as of November 7, 2002, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on November 20, 2002).

4.15	Third Amendment to Transfer and Servicing Agreement, dated as of May 19, 2004, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on August 4, 2004).

4.16	Fourth Amendment to Transfer and Servicing Agreement, dated as of March 30, 2005, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on April 5, 2005).

4.17	Fifth Amendment to the Transfer and Servicing Agreement, dated as of June 13, 2007, among World Financial Network National Bank, WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007).

4.18	Sixth Amendment to the Transfer and Servicing Agreement, dated as of October 26, 2007, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on October 31, 2007).

4.19	Seventh Amendment to the Transfer and Servicing Agreement, dated as of June 28, 2010, among World Financial Network National Bank, WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.4 of the current report on Form 8-K/A filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on July 6, 2010).

4.20	Eighth Amendment to the Transfer and Servicing Agreement, dated as of June 15, 2011, among World Financial Network National Bank, WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on June 15, 2011).

4.21	Ninth Amendment to the Transfer and Servicing Agreement, dated as of November 9, 2011, among World Financial Network Bank (formerly known as World Financial Network National Bank), WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on November 14, 2011).

4.22	Tenth Amendment to the Transfer and Servicing Agreement, dated as of July 6, 2016, among Comenity Bank (formerly known as World Financial Network Bank and successor to World Financial Network National Bank), WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.4 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on July 8, 2016).

4.23	Eleventh Amendment to the Transfer and Servicing Agreement, dated as of April 26, 2024, among Comenity Bank, WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.5 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 30, 2024).

4.24	Supplemental Agreement to Transfer and Servicing Agreement, dated as of August 9, 2010, among World Financial Network National Bank, WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on August 12, 2010).

4.25	Amended and Restated Trust Agreement, dated as of August 1, 2001, between WFN Credit Company, LLC and Chase Manhattan Bank USA, National Association (incorporated by reference to Exhibit 4.4 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 31, 2001).

4.26	First Amendment to Amended and Restated Trust Agreement, dated as of May 25, 2021, between WFN Credit Company, LLC and Citicorp Trust Delaware, National Association (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on May 28, 2021).

4.27	Agreement of Resignation, Appointment and Acceptance, dated as of May 25, 2021, among WFN Credit Company, LLC, U.S. Bank Trust National Association and Citicorp Trust Delaware, National Association (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on May 28, 2021).

4.28	Administration Agreement, dated as of August 1, 2001, between World Financial Network Credit Card Master Note Trust and World Financial Network National Bank (incorporated by reference to Exhibit 4.5 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 31, 2001).

4.29	First Amendment to Administration Agreement, dated as of July 31, 2009, between World Financial Network Credit Card Master Note Trust and World Financial Network National Bank (incorporated by reference to Exhibit 4.1 of the current report filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on Form 8-K on July 31, 2009).

4.30	Second Amended and Restated Pooling and Servicing Agreement, as amended and restated a second time on August 1, 2001, among WFN Credit Company, LLC, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit 4.6 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 31, 2001).

4.31	Second Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of May 19, 2004, among WFN Credit Company, LLC, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on August 4, 2004).

4.32	Third Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of March 30, 2005, among WFN Credit Company, LLC, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on April 5, 2005).

4.33	Fourth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of June 13, 2007, among World Financial Network National Bank, WFN Credit Company, LLC, and BNY Midwest Trust Company (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007).

4.34	Fifth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of October 26, 2007, among WFN Credit Company, LLC, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on October 31, 2007).

4.35	Sixth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of May 27, 2008, among WFN Credit Company, LLC, World Financial Network National Bank and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on May 29, 2008).

4.36	Seventh Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of June 28, 2010, among World Financial Network National Bank, WFN Credit Company, LLC and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K/A filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on July 6, 2010).

4.37	Eighth Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of November 9, 2011, among World Financial Network Bank (formerly known as World Financial Network National Bank), WFN Credit Company, LLC and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on November 14, 2011).

4.38	Ninth Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of December 1, 2016, among Comenity Bank (formerly known as World Financial Network Bank), WFN Credit Company, LLC and MUFG Union Bank, N.A. (successor to The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A., successor to BNY Midwest Trust Company)(incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on December 2, 2016).

4.39	Tenth Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of August 16, 2018, among Comenity Bank (formerly known as World Financial Network Bank), WFN Credit Company, LLC and MUFG Union Bank, N.A. (successor to The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A., successor to BNY Midwest Trust Company)(incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 20, 2018).

4.40	Eleventh Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of June 11, 2020, among Comenity Bank, WFN Credit Company, LLC and MUFG Union Bank, N.A. (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on June 16, 2020).

4.41	Twelfth Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of October 27, 2020, among Comenity Bank, WFN Credit Company, LLC and MUFG Union Bank, N.A. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on October 30, 2020).

4.42	Thirteenth Amendment to Second Amended and Restated Pooling and Servicing Agreement, dated as of April 26, 2024, among Comenity Bank, WFN Credit Company, LLC and U.S. Bank National Association (as successor in interest to MUFG Union Bank, N.A.) (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on April 30, 2024).

4.43	Supplemental Agreement to Second Amended and Restated Pooling and Servicing Agreement, dated as of August 9, 2010, among World Financial Network National Bank, WFN Credit Company, LLC and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on August 12, 2010).

4.44	Succession Agreement, dated as of June 18, 2021, among WFN Credit Company, LLC, MUFG Union Bank, N.A. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on June 24, 2021).

4.45	Collateral Series Supplement, dated as of August 21, 2001, between WFN Credit Company, LLC, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit 4.7 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 31, 2001).

4.46	First Amendment to Collateral Series Supplement, dated as of November 7, 2001, among WFN Credit Company, LLC, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on November 20, 2002).

4.47	Second Amendment to Collateral Series Supplement, dated as of July 6, 2016, among WFN Credit Company, LLC, Comenity Bank (successor to World Financial Network National Bank), and MUFG Union Bank, N.A. (formerly known as Union Bank, N.A. and successor to The Bank of New York Mellon Trust Company, N.A. and BNY Midwest Trust Company)(incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on July 8, 2016).

4.48	Collateral Certificate No. 4 (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on June 24, 2021).

4.49	Receivables Purchase Agreement, dated as of August 1, 2001, between World Financial Network National Bank and WFN Credit Company, LLC(incorporated by reference to Exhibit 4.8 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 31, 2001).

4.50	First Amendment to Receivables Purchase Agreement, dated as of June 28, 2010, between World Financial Network National Bank and WFN Credit Company, LLC(incorporated by reference to Exhibit 4.3 of the current report on Form 8-K/A filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on July 6, 2010).

4.51	Second Amendment to Receivables Purchase Agreement, dated as of November 9, 2011, between World Financial Network Bank (formerly known as World Financial Network National Bank) and WFN Credit Company, LLC(incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on November 14, 2011).

4.52	Third Amendment to Receivables Purchase Agreement, dated as of July 6, 2016, between Comenity Bank (successor to World Financial Network Bank (formerly known as World Financial Network National Bank)) and WFN Credit Company, LLC (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on July 8, 2016).

4.53	Fourth Amendment to Receivables Purchase Agreement, dated as of June 11, 2020, between Comenity Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on June 16, 2020).

4.54	Fifth Amendment to Receivables Purchase Agreement, dated as of April 26, 2024, between Comenity Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit 4.4 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on April 30, 2024).

4.55	Supplemental Agreement to Receivables Purchase Agreement, dated as of August 9, 2010, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on August 12, 2010).

5.1	Opinion of Opinion of Orrick, Herrington & Sutcliffe LLP as to legality (including consent).*

8.1	Opinion of Opinion of Orrick, Herrington & Sutcliffe LLP as to federal tax matters (including consent).*

10.1	Asset Representations Review Agreement, dated as of July 6, 2016, between Comenity Bank, WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and FTI Consulting, Inc. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on July 8, 2016).

23.1	Consent of Opinion of Orrick, Herrington & Sutcliffe LLP (included in its opinions filed as Exhibits 5.1 and 8.1).*

24.1	Power of Attorney.*

24.2	Certified Copy of Resolutions Authorizing Power of Attorney.*

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as indenture trustee under the Indenture.*

36.1	Form of Depositor CEO Certification (incorporated by reference to Exhibit 36.1 of the Registration Statement on Form SF-3 filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on April 12, 2022).

99.1	Sixth Amended and Restated Service Agreement, dated as of January 1, 2025, between Comenity Servicing LLC and Comenity Bank (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust on January 1, 2025).

107.1	Calculation of Filing Fee Tables.*

*	Previously filed

ITEM 15.	UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(a)	As to Rule 415:

(1)	To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining any liability under the Securities Act to any purchaser if the registrant is relying on Rule 430D:

(i)

each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b)	As to Documents Subsequently Filed that are Incorporated By Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, each registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(e)	As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio on June 5, 2025.

WFN CREDIT COMPANY, LLC,
a Delaware limited liability company

By:	/s/ Wai Chung
Name: Wai Chung
Title: Director and Treasurer

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director	June 5, 2025
Name: Baron Schlachter	(Principal Executive Officer)

*	Chief Financial Officer and Director	June 5, 2025
Name: Brigette Vinton	(Principal Financial Officer and Principal Accounting Officer)

/s/ Wai Chung	Director and Treasurer	June 5, 2025
Name: Wai Chung

*

The undersigned, by signing his name hereto, does hereby sign this Amendment No. 1 to the registration statement on behalf of the above indicated officer or director of the Registrant, WFN Credit Company, LLC, pursuant to the Power of Attorney signed by such officer or director.

WFN CREDIT COMPANY, LLC,
a Delaware limited liability company

By:	/s/ Wai Chung
Name: Wai Chung
Title: Director and Treasurer